



PROXY STATEMENT + ANNUAL REPORT

FISCAL YEAR 2025



To Our Shareholders:

GoPro was founded to help the world's most active and passionate humans document and share their experiences in immersive and exciting ways—a purpose that continues to inspire innovation and shape our long-term strategy.

Looking ahead, we consider our strengths and how we can leverage them to super-serve not only our current customers but entirely new markets where GoPro's unique capabilities can be not only enabling, but disruptive and game changing.

Our strengths are many. For the past 17 years, since the launch of the first HD HERO camera, GoPro has established itself as the world leader in the invention, design and manufacture of small-form-factor, ruggedized, high-performance video cameras. To date, we've been primarily focused on active consumers with a bias towards casual and professional content creators, athletes and adventurers.

As we look to grow, we consider what opportunities we have to develop imaging tools that become indispensable—tools, not toys— for markets and end users that need them most. How can we increase GoPro's utility and relevance to new and existing customers in a manner that in parallel drives brand, financial and shareholder value creation. Again, more tool...less toy.

Whether it's the upcoming Q2 2026 launch of our new, professionally-focused GP3 processor and the slate of new cameras it will enable, the tech-enabled motorcycle helmet we're developing with the market-leading Italian helmet maker, AGV, or the new specialized, utility-focused products we have planned for 2027 and beyond, there's a consistent thread that ties these new products and our long-term strategy together—we're up-leveling GoPro's technology, products and performance across the board to serve the needs of a higher-end, more mission-driven customer. We believe this is where our strongest ROI lies.

The principle GoPro was founded on is simple— super-serve those that need you the most and they will reward you for it. If your imaging needs are everyday...then we're not the brand for you. But if you're pushing the boundaries of capture and require mission-critical imaging tools that enable content like the world has never seen...then GoPro is your camera company.

And for those investors who believe the world needs specialized imaging solutions developed by a leading American innovator respected globally for its trustworthy brand, technology and performance—then we welcome you to join us on our mission to create value for all stakeholders while showing the world what GoPro can do.

With gratitude,

Nicholas Woodman
Founder, Chairman and Chief Executive Officer



GoPro, Inc.
3025 Clearview Way
San Mateo, CA 94402
(650) 332-7600
gopro.com

Investor Relations
investor.gopro.com

GoPro, HERO and their respective logos are trademarks or registered trademarks of GoPro, Inc. in the United States and other countries.
All other trademarks are the property of their respective owners. © 2026 GoPro, Inc. All rights reserved.

April 21, 2026

Dear Stockholders:

You are cordially invited to attend the 2026 Annual Meeting of Stockholders of GoPro, Inc., which will be held virtually on Tuesday, June 2, 2026 at 11:30 a.m. (Pacific Time). The virtual Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/GPRO2026*, where you will be able to listen to the meeting live, submit questions and vote online. We believe that a virtual stockholder meeting provides greater access to those who may want to attend and therefore have chosen this over an in-person meeting.

The matters expected to be acted upon at the virtual Annual Meeting are described in detail in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

Your vote is important. Whether or not you plan to attend the meeting, please cast your vote as soon as possible by Internet, telephone, or by completing and returning the enclosed proxy card in the postage-prepaid envelope to ensure that your shares will be represented. Your vote by written proxy will ensure your representation at the Annual Meeting regardless of whether you attend the virtual meeting. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares at the virtual meeting.

We look forward to your attendance at our virtual Annual Meeting.

Sincerely,

Nicholas Woodman
Chief Executive Officer

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE STOCKHOLDER MEETING TO BE HELD ON JUNE 2, 2026 AT 11:30 A.M. (PACIFIC TIME):
THIS PROXY STATEMENT AND THE ANNUAL REPORT ARE AVAILABLE AT
*www.proxyvote.com***

GOPRO, INC.
3025 Clearview Way
San Mateo, California 94402
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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Our Stockholders:

NOTICE IS HEREBY GIVEN that the 2026 Annual Meeting of Stockholders of GoPro, Inc. will be held virtually on Tuesday, June 2, 2026, at 11:30 a.m. (Pacific Time). The virtual Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/GPRO2026*, where you will be able to listen to the meeting live, submit questions and vote online.

We are holding the meeting for the following purposes, which are more fully described in the accompanying proxy statement:

1. To elect seven directors, all of whom are currently serving on our board of directors (the "**Board**"), each to serve until the 2027 annual meeting of stockholders and until his or her successor has been elected and qualified, or until his or her earlier death, resignation, or removal.

Nicholas Woodman	Emily S. Culp Hogue	Shaz Kahng	Susan Lyne
Tyrone Ahmad-Taylor	Michael C. Dennison	Miguel A. Lopez Ben	

2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2026.

3. To hold a non-binding, advisory vote on the resolution to approve executive compensation.

4. To approve an Amendment to the GoPro Inc. 2024 Equity Incentive Plan with additional 13,000,000 shares.

5. To approve, in accordance with Nasdaq Listing Rule 5635(d), the issuance of the maximum number of shares of Class A Common Stock issuable upon conversion of all Convertible Debentures and removal of the Exchange Cap.

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Only stockholders of record at the close of business on April 7, 2026 are entitled to notice of, and to vote at, the virtual meeting and any adjournments or postponements thereof. For ten days prior to the meeting, a complete list of the stockholders entitled to vote at the virtual meeting will be available for examination by any stockholder for any purpose germane to the meeting during ordinary business hours at our headquarters.

Your vote as a GoPro, Inc. stockholder is very important. Each share of GoPro Class A common stock that you own represents one vote and each share of GoPro Class B common stock that you own represents ten votes. For questions regarding your stock ownership, contact your brokerage firm or other entity that holds your shares or, if you are a registered holder, our transfer agent, Equiniti Trust Company, LLC, by calling (800) 937-5449, by writing to 1110 Centre Point Curve, Suite 101, Mendota Heights, Minnesota 55120 or by e-mailing HelpAST@equiniti.com.

By Order of the Board of Directors,

Nicholas Woodman
Chief Executive Officer
San Mateo, California
April 21, 2026

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE VIRTUAL ANNUAL MEETING, WE ENCOURAGE YOU TO VOTE AND SUBMIT YOUR PROXY BY INTERNET, BY TELEPHONE OR BY MAIL. FOR ADDITIONAL INSTRUCTIONS ON VOTING BY TELEPHONE OR THE INTERNET, PLEASE REFER TO YOUR PROXY CARD. TO VOTE AND SUBMIT YOUR PROXY BY MAIL, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE VIRTUAL ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE VIA THE VIRTUAL MEETING WEBSITE. IF YOU HOLD YOUR SHARES THROUGH AN ACCOUNT WITH A BROKERAGE FIRM, BANK OR OTHER NOMINEE, PLEASE FOLLOW THE INSTRUCTIONS YOU RECEIVE FROM YOUR ACCOUNT MANAGER TO VOTE YOUR SHARES.

GOPRO, INC.
PROXY STATEMENT FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS
Table of Contents

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GOPRO, INC.
3025 Clearview Way
San Mateo, California 94402

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PROXY STATEMENT FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS

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April 21, 2026

INFORMATION ABOUT SOLICITATION AND VOTING

The accompanying proxy is solicited on behalf of the board of directors ("**Board**") of GoPro, Inc. ("**GoPro**") for use at GoPro's 2026 Annual Meeting of Stockholders to be held virtually on June 2, 2026, at 11:30 a.m. (Pacific Time) ("**Annual Meeting**"), and any adjournment or postponement of the Annual Meeting. The Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/GPRO2026*, where you will be able to listen to the meeting live, submit questions and vote online. The Notice of Internet Availability of Proxy Materials and this proxy statement for the Annual Meeting ("**Proxy Statement**") and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about April 21, 2026. GoPro's annual report on Form 10-K for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission ("**SEC**") on March 12, 2026 ("**Annual Report**") will be available with this Proxy Statement by following the instructions in the Notice of Internet Availability of Proxy Materials.

INTERNET AVAILABILITY OF PROXY MATERIALS

In accordance with SEC rules, we are using the Internet as our primary means of furnishing proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send these stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including our Proxy Statement and Annual Report, and voting via the Internet. The Notice of Internet Availability of Proxy Materials also provides information on how stockholders may obtain paper copies of our proxy materials if they so choose. We believe this rule makes the proxy distribution process more efficient and less costly and helps in conserving natural resources.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Purpose of the Annual Meeting

At the Annual Meeting, stockholders will act upon the proposals described in this Proxy Statement.

Record Date; Quorum

Only holders of record of our Class A common stock and Class B common stock at the close of business on April 7, 2026, ("**Record Date**") will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, we had 137,334,678 shares of Class A common stock and 26,258,546 shares of Class B common stock outstanding and entitled to vote. Our Class B common stock has 10 votes per share, and our Class A common stock has one vote per share.

The holders of a majority of the voting power of the shares of our Class A common stock and Class B common stock (voting together as a single class) entitled to vote at the Annual Meeting as of the Record Date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business under our Amended and Restated Bylaws ("**Bylaws**") and Delaware law. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you are present and vote online at the Annual Meeting or if you have properly submitted a proxy.

Voting Rights; Required Vote

In deciding all matters at the Annual Meeting, each holder of shares of our common stock is entitled to one vote for each share of Class A common stock held and ten votes for each share of Class B common stock held as of the close of business on the Record Date. We do not have cumulative voting rights for the election of directors. You may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the stockholder of record, and (ii) shares held for you as the beneficial owner in street name through a brokerage firm, bank, trustee, or other nominee.

Stockholder of Record: Shares Registered in Your Name. If, on the Record Date, your shares were registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by telephone, by Internet, or by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee. If, on the Record Date, your shares were held in an account with a brokerage firm, bank, trustee or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and your nominee has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

- **Proposal No. 1 – Election of Directors.** Each director will be elected by a plurality of the votes cast, which means that the seven individuals nominated for election to the Board at the Annual Meeting receiving the highest number of "FOR" votes will be elected. You may either vote "FOR" one or any of the nominees or "WITHHOLD" your vote with respect to one or any of the nominees.

- **Proposal No. 2 – Ratification of Appointment of Independent Registered Accounting Firm.** Ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2026 will be obtained if the number of votes cast "FOR" the proposal at the Annual Meeting exceeds the number of votes "AGAINST" the proposal.

- **Proposal No. 3 – To hold a Non-Binding, Advisory Vote on the resolution to Approve Executive Compensation.** Approval on a non-binding, advisory basis of the executive compensation of our Named Executive Officers ("**NEOs**") will be obtained if the number of votes cast "FOR" the proposal at the Annual Meeting exceeds the number of votes "AGAINST" the proposal.

- **Proposal No. 4 – To Amend the 2024 Equity Incentive Plan With Additional 13,000,000 Shares.** Approval of an amendment to the GoPro, Inc. 2024 Equity Incentive Plan to increase the number of shares of GoPro, Inc. common stock authorized for issuance thereunder by 13,000,000 shares will be obtained if the number of votes cast "FOR" the proposal at the Annual Meeting exceeds the number of votes "AGAINST" the proposal.

- **Proposal No. 5 – To Approve, in Accordance with Nasdaq Listing Rule 5635(d), the Issuance of the Maximum Number of Shares of Class A Common Stock Issuable Upon Conversion of All Convertible Debentures and Removal of the Exchange Cap.** Approval of Proposal 5 will be obtained if the number of votes cast "FOR" the proposal at the Annual Meeting exceeds the number of votes "AGAINST" the proposal.

The Effect of Withheld Votes, Broker Non-Votes and Abstentions. Broker non-votes occur when shares held by a broker for a beneficial owner are not voted either because (i) the broker did not receive voting instructions from the beneficial owner or (ii) the broker lacked discretionary authority to vote the shares. Abstentions occur when shares present at the Annual Meeting are marked "abstain." A broker is entitled to vote shares held for a beneficial owner on "routine" matters, such as the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026, without instructions from the beneficial owner of those shares. A proxy submitted by a stockholder may indicate that the shares represented by the proxy are not being voted (stockholder withholding) with respect to a particular matter. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on "non-routine" matters. All the other proposals presented at the Annual Meeting are non-routine matters. Broker non-votes, stockholder withholding, and abstentions are counted for purposes of determining whether a quorum is present but have no effect on the outcome of the matters voted upon except where brokers can exercise discretion on "routine" matters. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

Recommendations of the Board on Each of the Proposals Scheduled to be Voted on at the Annual Meeting

The Board recommends that you vote (i) "FOR" each of the directors named in this Proxy Statement ("**Proposal 1**"), (ii) "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2026 ("**Proposal 2**"), (iii) "FOR" the approval of the compensation of our Named Executive Officers ("**Proposal 3**"), (iv) "FOR" the approval to amend the 2024 Equity Incentive Plan with additional 13,000,000 shares ("**Proposal 4**"), and (v) "FOR" the approval, in accordance with Nasdaq Listing Rule 5635(d), of the issuance of the maximum number of shares of Class A Common Stock issuable upon conversion of all Convertible Debentures and removal of the Exchange Cap ("**Proposal 5**").

None of the directors, director nominees or executive officers has any substantial interest in any matter to be acted upon, except as noted below:

Members of our Board, director nominees and executive officers have an interest in Proposal 4, as each would be eligible to receive future awards under the 2024 EIP (as defined below). Awards under the 2024 EIP would be made at the discretion of the Compensation Committee (as defined below). Therefore, the benefits and amounts that will be received or allocated under the 2024 EIP in the future are not determinable at this time.

Currently, our non-employee directors are entitled to receive cash and equity compensation for their service as directors. Our Board has determined that non-employee directors will receive an annual RSU (as defined below) grant with a value of $135,000. In addition, non-employee directors are entitled to receive an annual cash retainer of $60,000 for service on our Board, and an additional annual cash retainer of $25,000 for the chair of the Audit Committee (as defined below), $12,500 for a non-chair Audit Committee member, $20,000 for the chair of the Compensation Committee, $10,000 for a non-chair Compensation Committee member, $20,000 for the chair of the Nominating Committee (as defined below) and $10,000 for a non-chair Nominating Committee member. The lead independent director of the Board is entitled to receive an additional annual cash retainer with a value of $27,500. All annual retainer grants of RSUs to our non-employee board members vest over a one-year period with 25% vesting on a quarterly basis.

Voting Instructions; Voting of Proxies

If you are a stockholder of record, you may:

- Vote via the Annual Meeting website - any stockholder can attend the Annual Meeting by visiting *www.virtualshareholdermeeting.com/GPRO2026*, where stockholders may vote and submit questions during the meeting. The Annual Meeting starts at 11:30 a.m. (Pacific Time) on June 2, 2026. Please have your 16-Digit Control Number to join the Annual Meeting. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.proxyvote.com*;

- Vote via telephone or Internet - in order to do so, please follow the instructions shown on your proxy card; or

- Vote by mail - complete, sign and date the proxy card enclosed herewith and return it before the Annual Meeting in the envelope provided.

Votes submitted by telephone or Internet must be received by 11:59 p.m. (Eastern Time) on June 1, 2026. Submitting your proxy, whether via the Internet, by telephone, or by mail, will not affect your right to vote in person should you decide to attend the Annual Meeting. If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct your nominee on how to vote your shares. For Proposal 1, you may either vote "FOR" all of the nominees as a group to the Board, or you may "WITHHOLD" your vote from all nominees as a group or you may either vote "FOR" or "WITHHOLD" for any individual nominee you specify. For Proposals 2, 3, 4, and 5 you may vote "FOR" or "AGAINST" or "ABSTAIN" from voting. Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted.

All proxies will be voted in accordance with the instructions specified on the proxy card. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our Board stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the Annual Meeting.

If you receive more than one proxy card, this is because your shares are registered in more than one name or are registered in different accounts. To make certain all your shares are voted, please follow the instructions included on each proxy card and vote each proxy card by telephone or the Internet. If voting by mail, please complete, sign and return each proxy card to ensure that all your shares are voted.

Expenses of Soliciting Proxies

GoPro will pay the expenses of soliciting proxies. Following the original mailing of the soliciting materials, GoPro and its agents, including directors, officers and other employees, without additional compensation, may solicit proxies by mail, electronic mail, telephone, by other similar means, or in person. Following the original mailing of the soliciting materials, GoPro will request brokers, custodians, nominees and other record holders to forward copies of the soliciting materials to persons for whom they hold shares and to request authority for the exercise of proxies. In such cases, GoPro, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials through the Internet, you are responsible for any Internet access charges you may incur.

Revocability of Proxies

A stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

- delivering to the Corporate Secretary of GoPro (by any means) a written notice stating that the proxy is revoked;

- signing and delivering a proxy bearing a later date;

- voting again by telephone or Internet; or

- attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions.

Voting Results

Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting. The preliminary voting results will be announced at the Annual Meeting. The final results will be tallied by the inspector of elections and filed by GoPro with the SEC in a current report on Form 8-K within four business days of the Annual Meeting.

Information regarding our Virtual Meeting

You will be able to attend the Annual Meeting virtually at *www.virtualshareholdermeeting.com/GPRO2026*, where you will be able to vote electronically and submit questions during the meeting.

You will be able submit a question during the Annual Meeting via our virtual stockholder meeting website, *www.virtualshareholdermeeting.com/GPRO2026.* If your question is properly submitted during the relevant portion of the meeting agenda, our Director of Corporate Communications will lead the Q&A session and a response to appropriate

questions will be provided during the live webcast. A webcast replay of the 2026 Annual Meeting, including the Q&A session, will also be archived on *www.virtualshareholdermeeting.com/GPRO2026*.

If we experience technical difficulties during the virtual meeting (e.g., a temporary or prolonged power outage), the Chairman of our Board will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify stockholders of the decision via *www.virtualshareholdermeeting.com/GPRO2026.*

If you encounter technical difficulties accessing our meeting or asking questions during the meeting, a support line will be available on the login page of the virtual meeting website.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD; CORPORATE GOVERNANCE STANDARDS AND DIRECTOR INDEPENDENCE

GoPro is strongly committed to good corporate governance practices. These practices provide an important framework within which our Board and management can pursue our strategic objectives for the benefit of our stockholders. Our Board has adopted Corporate Governance Guidelines ("**Corporate Governance Guidelines**") that set forth the role of our Board, director independence standards, board structure and functions, director selection considerations, and other governance policies. In addition, our Board has adopted written charters for its standing committees (audit, compensation and leadership, and nominating and governance), as well as a Code of Business Conduct and Ethics ("**Code**") that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Board generally reviews each of the Corporate Governance Guidelines, the committee charters, and the Code annually and implements changes as appropriate. The Corporate Governance Guidelines, the committee charters, and the Code, and any waivers or amendments to the Code, are all available on our Investor Relations website in the "Corporate Governance" section (https://investor.gopro.com/overview/default.aspx).

Board Leadership Structure

Our Corporate Governance Guidelines provide that our Board may choose its chairperson in any way that it considers to be in the best interests of our company. The Nominating and Governance Committee of our Board ("**Nominating Committee**") periodically considers the leadership structure of our Board, including the separation of the chairperson and chief executive officer roles and/or appointment of a lead independent director of our Board, and makes such recommendations to our Board as our Nominating Committee deems appropriate. Our Corporate Governance Guidelines also provide that when the positions of chairperson and chief executive officer are held by the same person, the independent directors may designate a "lead independent director" with such responsibilities to include: scheduling and preparing agendas for meetings of the independent directors; serving as a liaison between the chief executive officer and the independent directors; being available, under appropriate circumstances, for consultation and direct communication with stockholders; ensuring our Board is fulfilling its oversight responsibilities in strategy, risk oversight and succession planning; and performing such other functions and responsibilities as requested by our Board from time to time.

Currently, our Board believes that it is in the best interest of our Company and our stockholders for our Chief Executive Officer, Mr. Woodman, to serve as both Chief Executive Officer and Chairman given his knowledge of our Company, industry, and strategic vision. Because Mr. Woodman has served and continues to serve in both these roles, our Board appointed Mr. Ty Ahmad-Taylor to serve as our lead independent director in 2025. As lead independent director, Mr. Ahmad-Taylor will preside over regularly scheduled meetings at which only our independent directors are present to foster open and honest communication, serve as a liaison between the Chairman and the independent directors, and perform such additional duties as our Board may otherwise determine and delegate. Our Board believes that its independence and oversight of management is maintained effectively through this leadership structure, the composition of our Board and sound corporate governance policies and practices.

Our Board's Role in Risk Oversight

Our Board is primarily responsible for overseeing our risk management processes. Our Board, as a whole, determines the appropriate level of risk for GoPro, assesses the specific risks that we face and reviews management's strategies for adequately mitigating and managing the identified risks. Although our Board oversees this risk management function, the committees of our Board support our Board in discharging its oversight duties and address risks inherent in their respective areas. The Audit Committee of our Board ("**Audit Committee**") reviews our financial risk exposures and the steps management has taken to monitor and control such exposures, including our procedures and related policies with respect to risk assessment and risk management. The Audit Committee also oversees our management of legal, ethics and regulatory compliance programs and risks related to our information technology systems and their related processes and procedures, including risks related to cybersecurity and privacy. The Compensation and Leadership Committee ("**Compensation Committee**") reviews risks and exposures associated with compensation plans and programs, human capital management, management continuity and succession planning. The Nominating Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with our overall governance practices and the leadership structure of the Board (as described above under "**Board Leadership Structure**"). Our Board is kept informed of each committee's risk oversights and other activities via regular reports of the committee chairs to the full Board.

Our Board believes that its current leadership structure supports the risk oversight function of our Board by providing for open communication between our management team and our Board. In addition, independent directors chair the various committees involved in assisting with risk oversight, and all directors are involved in the risk oversight function. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our Board leadership structure supports this approach.

Talent Strategy

Our Board, through the Compensation Committee, has oversight responsibility with respect to GoPro's executive succession planning and human capital management activities, including, among other things, matters related to talent management and development, talent acquisition, and employee engagement. Our Board committees receive regular updates from our management team on responsible business practices related to their respective areas of oversight, and regularly share and discuss such updates with the full Board.

Human Capital Management: Our Board and the Compensation Committee have responsibility for specific areas of human capital management oversight. The Compensation Committee periodically reviews and discusses with GoPro management the Company's executive succession planning and human capital management activities including, among other things, matters related to talent management and development, talent acquisition, employee engagement, and capacity planning. The full Board annually reviews all of these topics as well. The GoPro management team is responsible for ensuring that GoPro policies and processes reflect and reinforce the Company's desired corporate culture.

Employee Engagement: To gain an understanding of morale and enthusiasm within our global workforce, the Company solicits feedback every six months through an employee survey. The Company utilizes other opportunities to connect with employees via all-hands meetings both virtually and in-person and through various internal platforms to enhance employee engagement. Tracking engagement within the GoPro employee community helps the Company understand what is driving the positive aspects of GoPro culture and where the Company can improve. We believe these efforts to improve our hybrid work environment have positively impacted all employees. GoPro has been recognized as an employer of choice by both Outside Magazine and U.S. News & World Report for being among the best places to work. GoPro placed on Outside's '50 Best Places to Work For' for four consecutive years for its commitment to employee engagement and wellness, based on evaluations of employee benefits, policies and programs, and employee survey feedback. GoPro was recognized in the 2025-2026 U.S. News & World Report 'Best Companies to Work For' rankings, for the third year in a row, for its outstanding commitment to a modern, flexible, approach to the workplace. In addition, GoPro was included in Newsweek's 'World's Most Trustworthy Companies 2025' list for the second year in a row, for earning and maintaining the trust of customers, investors and employees.

Our Community: In 2015, the Company launched "GoPro for a Cause", a nonprofit partnership and donation program established to generate awareness for causes that align with GoPro's core values. Empowering others to tell stories is in the Company's DNA and since the program's inception, the mission has been to inspire social engagement by leveraging GoPro's products and global reach to help nonprofits tell their stories with a focus on:

- supporting active youth to maximize their passions and potential
- empowering underserved communities; and
- celebrating those who are leading environmental protection efforts.

The Company utilizes the GoPro community to tell and share inspirational stories of people giving back. Since 2015, GoPro has supported more than 1,000 organizations through product donations, monetary donations, and volunteering.

GoPro Employees for a Cause: Through the "GoPro Employees for a Cause" program, all active GoPro employees are eligible to donate one camera per year to non-profit organizations. The Company also supports employees who generously lend their time and energy to volunteer in their communities.

Ethics & Compliance: GoPro is committed to legal and ethical conduct in every area of our business. GoPro's Code represents the cornerstone of our commitment to integrity. The Code summarizes the standards which all employees are expected to meet, regardless of location or role. All GoPro employees are required to engage in annual training on the Code and related policies. The Company also provides employees with an anonymous, third-party hotline, among other methods to report any concerns or violations of the Code. Our General Counsel oversees the Company's global compliance framework and provides annual compliance updates to the Board and quarterly compliance updates to the Audit Committee.

Other Core Business Functions Oversight

Cybersecurity

The security of personal data is of the utmost importance to GoPro, its employees, customers and consumers. GoPro has implemented industry-standard administrative, technical, and physical security measures to protect against the unauthorized access, destruction, or alteration of GoPro confidential and proprietary information and customer and employee information. GoPro's Chief Information Security Officer ("**CISO**") has over 20 years of experience as a cybersecurity expert, oversees the Company's information security program, and is responsible for leading and implementing, with a cross-functional team, the Company's cybersecurity strategy, policy, architecture, and processes.

The Audit Committee has oversight responsibility for the Company's cybersecurity program and is provided a semi-annual review of the Company's cybersecurity program and its risk management strategies. This review helps identify areas for improvement and ensures alignment of the Company's cybersecurity efforts with the overall compliance framework.

The CISO provides regular updates to the Audit Committee on cybersecurity and other risks relevant to our information technology environment, including the results of periodic exercises and response readiness assessments. The Board receives periodic briefings from the Audit Committee on cybersecurity and other risks relevant to our information technology environment. The GoPro cybersecurity program is regularly evaluated by internal and external experts, with the results of those reviews reported to senior management and the Audit Committee.

GoPro also actively engages with key vendors, industry participants, and intelligence and law enforcement communities as part of its continuing efforts to evaluate and enhance the effectiveness of its information security policies and procedures. The Company regularly trains all employees on cybersecurity risks, such as phishing attacks, and employees are required to review and acknowledge our cybersecurity policy annually through the Code.

Director Independence

Our Board determines the independence of our directors by applying the applicable rules, regulations and listing standards of The Nasdaq Global Select Market ("**Nasdaq**") and applicable rules and regulations promulgated by the SEC. The applicable rules, regulations and listing standards of Nasdaq provide that a director is independent only if the Board affirmatively determines that the director does not have a relationship with the Company which, in the opinion of the Board, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director. The applicable rules also specify various relationships that preclude a determination of director independence. Such relationships may include employment, commercial, accounting, family and other business, and professional and personal relationships.

Applying these standards, our Board annually reviews the independence of our directors, taking into account all relevant facts and circumstances. In its most recent review, the Board considered, among other things, the relationships that each non-employee director has with the Company and all other facts and circumstances the Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director,

any transactions involving non-employee directors described under "Related Party Transactions" below and any transactions or relationships not required to be disclosed in such section.

Our Board has determined that the following directors and nominees for director are "independent directors", as defined under the applicable rules, regulations of the SEC and Nasdaq listing standards: Messrs. Ahmad-Taylor, Dennison and Lopez, and Mses. Culp, Kahng and Lyne. All members of the Audit Committee, Compensation Committee and Nominating Committee must be independent directors under the applicable rules, regulations and listing standards of Nasdaq. Members of the Audit Committee also must satisfy a separate SEC independence requirement, which provides that (i) they may not accept directly or indirectly any consulting, advisory or other compensatory fee from GoPro or any of our subsidiaries other than their directors' compensation, and (ii) they may not be an affiliated person of GoPro or any of our subsidiaries. Members of the Compensation Committee also must satisfy a separate SEC independence requirement and a related Nasdaq listing standard with respect to their affiliation with GoPro and any consulting, advisory or other fees they may have received from us. Our Board has determined that all members of the Audit Committee, Compensation Committee, and Nominating Committee are independent and satisfy the relevant SEC and Nasdaq independence requirements for such committees.

Board and Committee Meetings and Attendance

Our Board and its committees meet throughout the year on a set schedule, and hold special meetings and act by written consent from time to time. During 2025, (i) our Board met nine times, including through videoconference and in-person meetings, (ii) the Audit Committee held six meetings, (iii) the Compensation Committee held six meetings, and (iv) the Nominating Committee held three meetings. All of our directors attended at least 75% of the aggregate of the total number of meetings held by our Board and of the total number of meetings held by all committees of our Board on which such director served (during the period in which the director served).

Audit Committee

Our Audit Committee is currently comprised of Mr. Lopez, who serves as the chair, Mr. Dennison and Ms. Kahng. Our Board has determined that each member of the Audit Committee meets the requirements for independence under the applicable rules, regulations and listing standards of Nasdaq and applicable rules and regulations promulgated by the SEC. Each member of our Audit Committee is financially literate. In addition, our Board has determined that Mr. Lopez is an Audit Committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act of 1933, as amended ("**Securities Act**").

All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our Audit Committee. Our Audit Committee, among other things:

- reviews the financial information that will be provided to stockholders and others;
- reviews our system of internal controls by consulting with management, our internal compliance team and the independent registered public accounting firm and monitors compliance with these processes;

- appoints, retains and oversees the independence and performance of the independent registered public accounting firm;

- oversees our accounting and financial reporting processes and the audits of our financial statements;

- pre-approves audit and permissible non-audit services provided by the independent registered public accounting firm;

- reviews and provides oversight regarding our policies with respect to risk assessment and risk management; and

- reviews related party transactions and proposed waivers of our Code.

Compensation and Leadership Committee

Our Compensation Committee is currently comprised of Ms. Lyne, who serves as the chair, Ms. Culp and Mr. Lopez. The Board has determined that each member of the Compensation Committee meets the requirements for independence under current Nasdaq and SEC rules, regulations and listing standards. Each member of the Compensation Committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended ("**Exchange Act**"), an outside director, as defined pursuant to Section 162(m) and is "independent" as defined in Section 5605(a)(2) of the Nasdaq rules and Rule 10c-1 promulgated under the Exchange Act. The purpose of the Compensation Committee is to carry out the responsibilities of our Board relating to compensation of our executive officers. The Compensation Committee, among other things:

- reviews and determines the compensation of our Chief Executive Officer, executive officers and other executives reporting to the Chief Executive Officer;

- administers our equity incentive plans; and

- establishes and reviews general plans, programs and policies relating to compensation and benefits of our employees.

The Compensation Committee engaged an independent executive compensation consulting firm, Compensia, Inc. ("**Compensia**"), to evaluate our executive compensation program and practices and to provide advice and ongoing assistance on executive compensation matters for 2025. Specifically, Compensia was engaged to:

- provide compensation-related data for a peer group of companies to serve as a basis for assessing competitive compensation practices;

- review and assess our current director policies and practices, Chief Executive Officer and other executive officer compensation policies and practices and equity profile relative to market practices (with director compensation review done for the benefit of the Nominating Committee, which per its charter has responsibility for director compensation review and recommendation);

- review and assess our current executive compensation program relative to market to identify any potential changes or enhancements to be brought to the attention of the Compensation Committee; and

- review market practices on employee stock purchase plans and other equity programs.

During 2025, Compensia worked directly with the Compensation Committee (and not on behalf of management) to assist the committee in satisfying its responsibilities and undertook no projects for management without the committee's prior approval. The Compensation Committee has determined that none of the work performed by Compensia during 2025 raised any conflicts of interest.

Nominating and Governance Committee

The Nominating Committee is currently comprised of Ms. Kahng, who serves as the chair, Mr. Ahmad-Taylor and Ms. Lyne. The Board has determined that each member of the Nominating Committee meets the requirements for independence under current Nasdaq rules, regulations and listing standards. The Nominating Committee, among other things:

- conducts searches for appropriate directors;
- identifies, evaluates and recommends nominees to our Board and committees of our Board;
- evaluates the performance of our Board;
- considers and makes recommendations to our Board regarding the composition of our Board and its committees and related compensation (and was assisted in its 2025 director compensation review by Compensia);
- reviews developments in corporate governance practices;
- evaluates the adequacy of our corporate governance practices and reporting;
- oversees our responsible business practices; and
- makes recommendations to our Board concerning corporate governance matters.

Our Board Evaluation Process

The Board generally reviews and assesses its performance through a robust evaluation process, which is done annually or biannually. Through the evaluation process, which has been frequently conducted using the services of an independent consultant, the Nominating Committee oversees the assessment of the Board's processes, committees, meetings, planning, and overall effectiveness. The Board evaluates itself with respect to the effectiveness and agendas of the full Board and each of its committees, Board and committee composition and size and effectiveness and oversight of corporate strategy and risk, among other topics. The chair of the Nominating Committee reviews the results and feedback provided by the directors and identifies action items from the assessment for Board discussion. Feedback on Board and committee effectiveness is provided to the full Board for discussion. Any findings that require additional consideration are addressed at subsequent Board and committee meetings, as applicable.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has at any time been one of our officers or employees or had any relationships requiring disclosure by the Company under the rules of the SEC requiring disclosure of certain relationships and related party transactions. None of our executive officers currently serves, or in the past has served, as a member of the Board or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or our Compensation Committee.

Board Attendance at Annual Stockholders' Meeting

Our policy is to invite and encourage each member of our Board to be present at the Annual Meeting. All of our then-current directors were present at our 2025 virtual annual meeting of stockholders held on June 3, 2025.

Communication with Directors

Stockholders and interested parties who wish to communicate with the Board, non-management members of the Board as a group, a committee of the Board or a specific member of the Board (including our Chairman or lead independent director) may do so by letters addressed to the attention of our General Counsel. All communications are reviewed by our General Counsel and provided to the members of the Board consistent with a screening policy providing that unsolicited items, sales materials, abusive, threatening or otherwise inappropriate materials and other routine items and items unrelated to the duties and responsibilities of the Board shall not be relayed on to directors.

The address for these communications is:


GoPro, Inc.

c/o General Counsel

3025 Clearview Way

San Mateo, California 94402


NOMINATIONS PROCESS AND DIRECTOR QUALIFICATIONS

Nomination to the Board

Candidates for nomination to the Board are selected by the Board based on the recommendation of the Nominating Committee in accordance with the Nominating Committee's charter, our Restated Certificate of Incorporation, our Bylaws, our Corporate Governance Guidelines, and the criteria adopted by the Board regarding director candidate qualifications. In recommending candidates for nomination, the Nominating Committee considers candidates recommended by directors, officers, employees, stockholders and others, using the same criteria to evaluate all candidates. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate and, in addition, the committee may engage consultants or third-party search firms to assist it in identifying and evaluating potential nominees.

Additional information regarding the process for properly submitting stockholder nominations for candidates for our Board is set forth below under "Additional Information – Stockholder Proposals to Be Presented at Next Annual Meeting."

Director Qualifications

With the goal of developing a diverse, experienced and highly qualified board of directors, the Nominating Committee is responsible for developing and recommending to the Board the desired qualifications, expertise and characteristics of members of the Board, including qualifications that the committee believes must be met by a committee-recommended nominee for membership on the Board and specific qualities or skills that the committee believes are necessary for one or more of the members of the Board to possess.

Since the identification, evaluation and selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors, and will be significantly influenced by the particular needs of the Board from time to time, the Board has not adopted a specific set of minimum qualifications, qualities or skills that are necessary for a nominee to possess, other than those that are necessary to meet U.S. legal, regulatory and Nasdaq listing requirements, and the provisions of our Restated Certificate of Incorporation, Bylaws, Corporate Governance Guidelines and charters of our Board committees. When considering nominees, the Nominating Committee may take into consideration many factors, including among other things, a candidate's independence, integrity, diversity (inclusive of age, gender identity, ethnicity, and sexual orientation), skills, knowledge about our business or industry, willingness and ability to devote adequate time and effort to the Board responsibilities in the context of the existing composition, knowledge about other areas that are expected to contribute to the Board's overall effectiveness, and needs of the Board and its committees. The Board and Nominating Committee believe that a diverse, experienced and highly qualified board of directors fosters a robust, comprehensive and balanced decision-making process for the continued effective functioning of the Board and success of the Company. Accordingly, through the nomination process, the Nominating Committee seeks to promote board membership that reflects a diversity of business experience, expertise, viewpoints, personal backgrounds and characteristics that are expected to contribute to the Board's overall effectiveness. The brief biographical description of each director set forth in Proposal 1 below includes the primary individual experience, qualifications, attributes and skills of each of our directors that led to the conclusion that each director should serve as a member of the Board at this time.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board currently consists of seven directors. Seven directors are nominated for election at the Annual Meeting to be held on June 2, 2026 and shall serve for a one-year term expiring at the 2027 annual meeting of stockholders, or until such director's successor is duly elected and qualified, such director's earlier death, resignation, or removal.

Shares represented by proxies will be voted "FOR" the election of each of the seven nominees named below, unless the proxy is marked to "WITHHOLD" authority to so vote. If any nominee for any reason is unable to serve or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder might determine. Each nominee has consented to being named in this Proxy Statement and to serve if elected.

Nominees to the Board

The nominees, their occupations, ages, length of board service, independent status, total number of public company directorships as of April 7, 2026 and board committee assignments as of the date of this Proxy Statement, are provided in the table below. Additional biographical descriptions of each nominee follow after the table.

Name *Primary Occupation*	Age	Director Since	Independent	Total Number Of Public Company Directorships	Board Committees Effective as of the Date Of the Annual Meeting AC	CLC	NGC
Nicholas Woodman *Chief Executive Officer and Chairman of the Board* *GoPro, Inc.*	50	2004	NO	1			
Tyrone Ahmad-Taylor *Lead Independent Director* *Independent Investor*	58	2018	YES	1			●
Emily S. Culp Hogue *Chief Brand & Strategy Officer* Body Health, LLC	50	2025	YES	1		●	
Michael C. Dennison *Chief Executive Officer* *Fox Factory Holding Corp*	58	2025	YES	2	●		
Shaz Kahng *Independent Investor*	62	2021	YES	1	●		C
Miguel A. Lopez Ben *Board Member*	66	2025	YES	2	C	●	
Susan Lyne *Managing Partner* *BBG Ventures*	74	2017	YES	2		C	●

C - Committee Chair
AC - Audit Committee
CLC - Compensation and Leadership Committee
NGC - Nominating and Governance Committee

Nicholas Woodman
Age: 50
Director Since: 2004

Other Public Company Directorships:
None



Nicholas Woodman founded GoPro and has served as our Chief Executive Officer and a member of the board of directors since 2004, as Chairman since January 2014 and as President from 2004 until June 2014. Mr. Woodman got his start in 1998 by founding an online gaming company, Funbug.com. When that venture failed in 2001, Mr. Woodman planned an international surfing trip to look for inspiration. While preparing for that trip, Mr. Woodman had the idea for a 35mm film-based wrist camera that could be worn during sports like surfing, enabling the user to capture images while engaged in the sport. This idea became GoPro's first product, the HERO Camera. In the years that followed, Mr. Woodman, along with friends, family and employees, innovated on the HERO Camera concept along with a wide array of mounting devices that would make it easy to mount the camera to everything from helmets to surfboards, vehicles and more. Mr. Woodman holds a B.A. in Visual Arts from the University of California, San Diego. We believe Mr. Woodman's experience as the founder of GoPro and his knowledge of our products and customers give him the experience and leadership capabilities that qualify him to serve as a member of our board of directors.

Tyrone Ahmad-Taylor
Age: 58
Director Since: 2018
Lead Independent Director
Board Committees:
Nominating and Governance

Other Public Company Directorships:
None



Mr. Ahmad-Taylor has served on our board of directors since June 2018 and has served as our lead independent director since the 2025 Annual Meeting. Since October 2025, Mr. Ahmad-Taylor has serves as the Chief Product Officer at Kantar Inc. From January 2023 to November 2024, Mr. Ahmad-Taylor served as Vice President, Organic Growth and Product Marketing of Snap, Inc. From June 2017 to December 2022, Mr. Ahmad-Taylor was Vice President, Product Marketing of Meta, an online social platform. Prior to his role at Meta, Mr. Ahmad-Taylor was CEO and President of THX Limited from November 2015 to May 2017. From March 2014 to July 2015, Mr. Ahmad-Taylor was Vice President, SmartTV Services of Samsung Electronics Company Limited and Head, SmartTV Services of Samsung Electronics Company Limited from October 2012 to March 2014. Mr. Ahmad-Taylor is currently an Advisory board member of the Consumer Technology Association and since September 2020, serves as a board member of the San Francisco Museum of Modern Art. We believe Mr. Ahmad-Taylor is qualified to serve as a member of our board of directors based on his extensive executive experience in the consumer products industry and his background in product development and marketing.

Emily S. Culp Hogue
Age: 50
Director Nominee: 2025
Board Committees:
Compensation and Leadership

Other Public Company Directorships:
None



Emily S. Culp Hogue has served on our board of directors since June 2025. Since May 2021, Ms. Culp serves as the Chief Brand and Strategy Officer of BodyHealth, LLC, a nutritional supplement company. From February 2019 to April 2021, Ms. Culp served as CEO of Cover FX Skincare Inc., a clean beauty brand and President of Cover FX Skincare Inc., from November 2018 to February 2019. From July 2015 to July 2018, Ms. Culp served as the Chief Marketing Officer of Keds, a Wolverine Worldwide shoe brand company. Ms. Culp currently serves on the board of directors for Stio, a mountain life apparel company and Cordial, a cross-channel marketing and customer engagement platform. We believe Ms. Culp is qualified to serve as a member of our board of directors based on her extensive executive experience in the consumer products industry and her background in marketing and strategy.

Michael C. Dennison
Age: 58
Director Nominee: 2025
Board Committees:
Audit

Other Public Company Directorships:
Fox Factory Holding Corp. (NASDAQ: FOXF)



Michael C. Dennison has served on our board since June 2025. Since June 2019, Mr. Dennison serves as CEO of Fox Factory Holding Corp ("FOX") and from August 2018 to June 2019 served as President, Powered Vehicles Group of FOX. Mr. Dennison has been a member of FOX's Board of Directors since February 2018. Prior to his role at FOX, Mr. Dennison was President and Chief Marketing Officer of Flex, an electronics manufacturing company from January 2018 to August 2018, and President of Flex, Consumer Products Division from February 2012 to January 2018 and Vice President of Flex from April 1999 to February 2012. Mr. Dennison served on the board of directors of Solo Brands from May of 2022 until March 2026. Since 2024, Mr. Dennison serves on the board of directors and chairman of K&N Filters, a manufacturer of performance products. We believe Mr. Dennison is qualified to serve as a member of our board of directors based on his extensive executive experience in the consumer products industry and his experience of serving as a director on the boards of other companies.

Shaz Kahng
Age: 62
Director Since: 2021
Board Committees:
Nominating and Governance (Chair); Audit

Other Public Company Directorships:
None



Shaz Kahng has served on our board of directors since October 2021. Since May 2012, Ms. Kahng has served as a strategic advisor for various PE and VC backed startups in consumer tech, including Tulip Retail and Westfield Labs. From November 2018 to March 2019, Ms. Kahng served as Chief Executive Officer at Gymboree, a portfolio of children's brands operating specialty retail stores. From May 2010 to December 2011, Ms. Kahng served as Chief Executive Officer

at Lucy Activewear, a subsidiary of VF Corp., where she successfully led a turnaround while revitalizing the brand and achieving profitability. From 2004 to 2009, Ms. Kahng served in various leadership roles at Nike, Inc., the world's leading designer, marketer, and distributor of authentic athletic footwear, apparel, equipment, and accessories. Ms. Kahng is currently a Cornell University Council Member, a director of the Wharton Alumni for Boards, a member of the LiveGirl Advisory Council and is a former board director of Gymboree, OMSignal, and InsideTracker. We believe Ms. Kahng is qualified to serve as a member of our board of directors based on her extensive executive experience in the consumer products industry, her background in product development and marketing, and her experience of serving as a director on the boards of other companies.

Miguel A. Lopez Ben
Age: 66
Director Since: 2025
Board Committees:
Audit (Chair); Compensation and Leadership

Other Public Company Directorships:
Identiv, Inc. (NASDAQ: INVE)



Miguel A. Lopez Ben ("Mick Lopez") has served on our board of directors since April 2025. From June 2020 to November 2024, Mr. Lopez was Chief Financial Officer of Ribbon Communications. From April 2018 to May 2020, Mr. Lopez served as Chief Financial Officer of Vista Outdoors, a leading global designer of outdoor consumer products. From February 2016 to July 2017, Mr. Lopez served as Chief Financial Officer of Veritas Technologies, a software leader in enterprise backup/data management company, and from February 2014 to January 2016, Mr. Lopez served as Chief Financial Officer of L3Harris Corporation a defense, aerospace and telecommunication business. Mr. Lopez served on the board of directors of Zeekr Intelligent Technologies from May of 2024 until December 2025. Since April 2025, Mr. Lopez serves on the board of directors of Identiv, Inc. We believe Mr. Lopez is qualified to serve as a member of our board of directors based on his extensive executive experience as Chief Financial Officer of Veritas Technologies and leadership in the areas of finance, strategy and audit oversight.

Susan Lyne
Age: 74
Director Since: 2017
Board Committees:
Compensation and Leadership (Chair),
Nominating and Governance

Other Public Company Directorships:
Blade Urban Air Mobility, Inc. (NASDAQ: BLDE)



Susan Lyne has served on our board of directors since April 2017. Since January 2019, Ms. Lyne served as Managing Partner of BBG Ventures, an early-stage investment fund focused on women-led tech startups. From September 2014 through December 2018 she was President of this fund. From February 2013 to September 2014, Ms. Lyne was Chief Executive Officer of the AOL Brand Group where she oversaw the content brands of AOL, Inc., a global media technology company. From September 2008 to February 2013, she was Chief Executive Officer and then Chair of Gilt Groupe, Inc., the e-commerce company that pioneered flash sales in the United States. From 2004 to 2008, Ms. Lyne served as President and Chief Executive Officer of Martha Stewart Living Omnimedia, Inc., a diversified media and merchandising company. From 1996 to 2004, Ms. Lyne held various positions at The Walt Disney Company, a diversified worldwide entertainment company, including President of ABC Entertainment where she oversaw the development of shows

including Desperate Housewives, Grey's Anatomy, and Lost. Ms. Lyne is on the board of Blade Urban Air Mobility, Inc. and has previously served as a director of Gilt Groupe, Inc., AOL, Inc., Martha Stewart Living Omnimedia, Inc., Starz Entertainment Group, LLC, and CIT. In addition, Ms. Lyne is a member of the Rockefeller University Council and a member of the Council on Foreign Relations. We believe Ms. Lyne is qualified to serve as a member of our board of directors based on her experience of serving as a director on the boards of other companies, her extensive executive experience and her background in the media and consumer products industries.

There are no family relationships among our current directors and officers.

Non-Employee Director Compensation Arrangements

Only the non-employee directors of the Company are compensated for service on the Board.

GoPro maintains a Director Compensation Policy ("**Director Compensation Policy**") and reviews and updates it on a regular basis. The Director Compensation Policy is intended to:

- provide fair compensation commensurate with the work required to serve on our Board;

- be aligned with compensation paid to directors at our peer group companies and reflect the size, scope and complexity of GoPro;

- align directors' interests with the interests of our stockholders; and

- be easily understood and communicated — both to the directors and to our stockholders.

Annual Review and Benchmarking

Each year our Nominating Committee undertakes a full review of our then current Director Compensation Policy. The Nominating Committee engages Compensia, an independent compensation consulting firm, to undertake an independent assessment of the Director Compensation Policy and make recommendations to ensure compliance with the goals listed above, director pay at comparable companies (including any revisions to our peer group) and sound governance principles. The annual review typically begins early each new fiscal year, and the Nominating Committee makes its recommendations to the Board during the second quarter of such fiscal year regarding any revisions to the then current policy. As a result of the 2025 review and recommendation, in May 2025 the Board approved changes to the Director Compensation Policy to take effect as of June 3, 2025. The changes included aligning the grant conversion to share calculation in the Director Compensation Policy with the conversion to share calculation used for the calculation of executive grants, such that under the Director Compensation Policy the calculation for each director's annual equity grant will be based on the average closing price for the last completed calendar month preceding February 15, 2025.

Components of 2025 Director Compensation

Annual Cash Retainers

Cash Retainer	$60,000.00
Additional Cash Retainer for Lead Independent Director	$27,500.00
Additional Cash Retainer for chair of Audit Committee	$25,000.00
Additional Cash Retainer for Audit Committee member (other than chair)	$12,500.00
Additional Cash Retainer for chair of Compensation Committee	$20,000.00
Additional Cash Retainer for Compensation Committee member (other than chair)	$10,000.00
Additional Cash Retainer for chair of Nominating Committee	$20,000.00
Additional Cash Retainer for Nominating Committee member (other than chair)	$10,000.00

Annual Equity Grant

Restricted Stock Units (RSUs)	$135,000.00

Form and Timing of Payments

All equity awards (whether to employees, consultants or non-employee directors) are granted under the terms and conditions of one of our equity incentive compensation plans, which were adopted by the Board and approved by stockholders. Prior to our initial public offering in June 2014 ("**IPO**"), all equity awards were approved under and governed by the GoPro, Inc. 2010 Equity Incentive Plan ("**2010 EIP**"). At the time of our IPO, the GoPro, Inc. 2014 Equity Incentive Plan ("**2014 EIP**") became active, and all equity grants following the date of IPO were awarded under and governed by the 2014 EIP. In June 2023, the stockholders approved the GoPro, Inc. 2024 Equity Incentive Plan ("**2024 EIP**") which became effective on February 15, 2024, and all equity grants on or following February 15, 2024, were awarded under and governed by the 2024 EIP.

RSU awards ("**Annual RSUs**") to directors are made annually following election to the Board at our Annual Meeting. Directors who are appointed to the Board between Annual Meetings receive a pro-rated award of RSUs. The award value is converted to RSUs using the average closing price for the last completed calendar month preceding February 15, 2025. The Annual RSU award vests as to 25% of the total RSUs granted in each quarter following the date of grant with the final 25% to vest on the earlier of the next Annual Meeting or the one-year anniversary of the date of grant, subject to continuous service on the Board through each vesting date. All RSUs will accelerate and vest in full in the event of a "change in control" of GoPro as defined in the applicable Equity Incentive Plan under which the awards were approved.

The cash retainers are paid quarterly in arrears.

Non-employee directors receive no other form of remuneration, perquisites or benefits, but are reimbursed for their reasonable travel expenses incurred in attending Board and committee meetings.

2025 Director Compensation

The following table provides information for 2025 concerning all compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion of 2025. Nicholas Woodman, our Chief Executive Officer,

is not included in the table below because he did not receive additional compensation for his services as a director. His compensation as an employee is shown in the "Executive Compensation Tables – 2025 Summary Compensation Table" section.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]		Total ($)
Tyrone Ahmad-Taylor	78,990	84,693	[2]	163,683
Emily S. Culp Hogue	22,885	84,693	[2]	107,578
Michael C. Dennison	23,702	84,693	[2]	108,395
Shaz Kahng	84,087	84,693	[2]	168,780
Miguel A. Lopez Ben	44,657	109,232	[2][3]	153,889
Susan Lyne	90,000	84,693	[2]	174,693
Kenneth Goldman	76,030	—	[4]	76,030
Peter Gotcher	55,755	—	[4]	55,755
Alexander Lurie	48,997	—	[4]	48,997

[1] The amounts reported in this column represent the aggregate grant date value of RSUs (restricted stock units) made to directors in 2025 computed in accordance with FASB ASC Topic 718.

[2] On June 3, 2025, each newly elected or re-elected non-employee director received an award of 127,358 RSUs which vests as to 25% of the shares subject to the award in each quarter following the date of grant, with the final 25% to vest on June 2, 2026, subject to the director's continuous service on the Board on each vesting date. As of December 31, 2025, 63,679 of the RSUs remained unvested for each director. In the event of a change in control (as defined in the 2024 EIP), these RSUs will accelerate and become immediately vested.

[3] Mr. Lopez Ben was appointed to the Board on April 4, 2025. As he was appointed between our Annual Meetings, Mr. Lopez Ben received an Interim Appointment RSU award of 40,641 RSUs on May 15, 2025. Under our Director Compensation Policy, board members appointed between annual meetings receive a pro-rated award of RSUs on the next regularly scheduled grant date. The pro-rated award is to vest on the same dates as the Annual Retainer RSUs granted at the previous Annual Meeting. As such, the RSU award vested in full at the June 3, 2025 Annual Meeting. As of December 31,2025, no shares of this RSU award remained outstanding.

[4] Messrs. Goldman, Gotcher and Lurie were not on the slate of the 2025 Annual Meeting. As such, none received an annual retainer award on June 3, 2025.

Our non-employee directors held option and RSU awards to acquire the following number of shares as of December 31, 2025:

Name	Number of Shares Underlying Outstanding Awards	
	Option Awards	RSU Awards
Tyrone Ahmad-Taylor	36,338	63,679
Emily S. Culp Hogue	—	63,679
Michael C. Dennison	—	63,679
Miguel A. Lopez Ben		63,679
Shaz Kahng	—	63,679
Susan Lyne	73,736	63,679
Kenneth Goldman	— [1]	—
Peter Gotcher	— [1]	—
Alexander Lurie	— [1]	—

[1] Messrs. Goldman, Gotcher and Lurie were not on the slate for the 2025 Annual Meeting. Mssers. Goldman, Gotcher and Lurie's final RSU awards vested and were released on June 3, 2025; All outstanding unvested RSU and PSU awards and unvested stock options were immediately forfeited in their entirety for no consideration. Vested stock options remained outstanding for the standard 3-month post-termination exercise grace period. As of December 31, 2025, no stock options remained outstanding for any of Mssers. Goldman, Gotcher and Lurie.

OUR BOARD RECOMMENDS

A VOTE *"FOR"* ELECTION OF EACH OF THE NOMINATED DIRECTORS

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has re-appointed PricewaterhouseCoopers LLP as GoPro's independent registered public accounting firm to perform the audit of GoPro's consolidated financial statements for the year ending December 31, 2026 and recommends that stockholders vote for ratification of such selection. PricewaterhouseCoopers LLP has served as GoPro's independent registered public accounting firm since 2011. The Audit Committee continuously evaluates the independence and effectiveness of PricewaterhouseCoopers LLP and its personnel, and the cost and quality of its audit and audit-related services.

Although ratification by stockholders is not required by law, GoPro has determined that it is good practice to request ratification of this selection by the stockholders. In the event that PricewaterhouseCoopers LLP is not ratified by our stockholders, the Audit Committee will review its future selection of PricewaterhouseCoopers LLP as GoPro's independent registered public accounting firm.

PricewaterhouseCoopers LLP audited GoPro's financial statements for the years ended 2025 and 2024. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting, will be given an opportunity to make a statement at the Annual Meeting if they desire to do so, and will be available to respond to appropriate questions.

Independent Registered Public Accounting Firm Fees and Services

We regularly review the services and fees from our independent registered public accounting firm. These services and fees are also reviewed with our Audit Committee annually. In accordance with standard policy, PricewaterhouseCoopers LLP periodically rotates the individuals who are responsible for GoPro's audit. The following table shows the fees billed by PricewaterhouseCoopers LLP for the years ended December 31, 2025 and 2024:

Fees Billed to GoPro	2025		2024	
Audit fees[1]	$	2,303,000	$	2,130,500
Audit-related fees[2]		—		—
Tax fees[3]		—		—
All other fees[4]		2,000		2,000
Total fees	$	2,305,000	$	2,132,500

[1] *"Audit fees"* include fees for audit services primarily related to the audit of our annual financial statements and internal control over financial reporting; the review of our quarterly financial statements; comfort letters, consents, and assistance with and review of documents filed with the SEC; and audit services provided in connection with other statutory and regulatory filings.

[2] "*Audit-related fees*" include fees for assurance and related services that are reasonably related to the performance of the audit or the review of our financial statements and are not reported under Audit Fees.

[3] *"Tax fees"* include fees for tax compliance, advice and planning. Tax advice fees encompass a variety of permissible tax services, including technical tax advice related to federal, state and international income tax matters, transfer pricing, international tax structure planning, assistance with indirect sales tax and assistance with tax audits.

[4] *"All other fees"* include fees for products and services, namely software subscription fees.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee's policy is to preapprove all audit and permissible non-audit services, other than de minimis non-audit services, provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to report periodically to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

All services relating to the fees described in the table above were approved by our Audit Committee.

OUR BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 2

PROPOSAL NO. 3

APPROVAL OF THE NON-BINDING, ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

General

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "**Dodd-Frank Act**")) and the related rules of the SEC, we are providing stockholders an opportunity to approve the compensation of our NEOs as disclosed in this Proxy Statement in the "Compensation Discussion and Analysis" section. While the results of the vote are non-binding and advisory in nature, the Board intends to carefully consider the results of this vote.

In considering their vote, stockholders may wish to review with care the information on the Company's compensation policies and decisions regarding the NEOs presented in the "Compensation Discussion and Analysis" section of this Proxy Statement, as well as the discussion regarding the Compensation Committee in the "Compensation Discussion and Analysis" section entitled "Further Considerations for Setting Executive Compensation."

The Company's goal for its executive compensation program is to attract, motivate, and retain our executives who are critical to our success. The Company seeks to accomplish this goal in a way that rewards performance and is aligned with its stockholders' long-term interests. The Company believes its executive compensation program has been instrumental in helping the Company achieve its business objectives.

Frequency of Stockholder Advisory Votes on Executive Compensation

At our 2021 annual meeting of stockholders, we asked our stockholders to express a preference for the frequency of an advisory vote on the compensation of the NEOs (a "**Say-on-Pay**" vote). The proposal with respect to the frequency of our Say-on-Pay votes is commonly known as a "Say-When-on-Pay" vote. At the 2021 annual meeting of stockholders, our stockholders selected on a non-binding advisory basis every ONE year as the frequency at which the Company will hold a Say-on-Pay vote. Based on these results, our Board has determined that the Company will conduct future Say-on-Pay votes every ONE year. This policy will remain in effect until the next Say-When-on-Pay vote, expected to be held at the Company's 2027 annual meeting of stockholders.

Key Executive Compensation Policies and Practices

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, we are asking the stockholders to indicate their support for the compensation of our NEOs as described in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement. Accordingly, the Board requests the stockholders vote on an advisory basis to approve the following resolution at the meeting:

RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K including the "Compensation Discussion and Analysis", compensation tables, and narrative discussion set forth in this Proxy Statement, is hereby approved.

While the results of this advisory vote are not binding, the Compensation Committee, will consider the outcome of the vote in deciding whether to take any action as a result of the vote and when making future compensation decisions regarding NEOs. The Compensation Committee and the Board value the opinions of our stockholders. The next Say-on-Pay advisory vote will be held at our 2026 annual meeting of stockholders.

**OUR BOARD RECOMMENDS
A VOTE "FOR" APPROVAL, ON A NON-BINDING BASIS, OF PROPOSAL NO. 3.**

PROPOSAL NO. 4

APPROVAL OF AMENDMENT OF 2024 EQUITY INCENTIVE PLAN WITH ADDITIONAL 13,000,000 SHARES

General

Our 2024 EIP, which became effective on February 15, 2024, provides for the grant of restricted stock units, incentive stock options ("ISOs") intended to qualify for favorable tax treatment under Section 422 of the U.S. Internal Revenue Code (the "Code") for their recipients, non-statutory stock options ("NSOs"), restricted stock awards, stock bonuses, stock appreciation rights and performance awards, as described below. On February 12, 2026, our Board approved the first amendment to the 2024 EIP (the "First Amendment"), subject to stockholder approval at the Annual Meeting. Our board, on the recommendation of its Compensation Committee, is submitting this proposal solely to increase the number of shares of Class A common stock authorized for issuance under the 2024 EIP by 13,000,000 shares. The proposed increase is intended to ensure that we have a sufficient reserve of shares available to attract, motivate and retain qualified employees, directors and consultants, and to align their interests with those of our stockholders.

Building on our foundation, our Board believes the First Amendment to the 2024 EIP is necessary to increase the number of shares of Class A common stock available under the 2024 EIP, which will allow flexibility in granting awards to attract and retain key personnel. If the First Amendment to the 2024 EIP is not approved, we may be required to materially increase the cash component of compensation paid to directors, officers, employees, consultants and advisors, or we may not be able to compensate our directors, officers, employees, consultants and advisors consistent with past practice or with our peers, which would lead to turnover in our talent base. Such a shift in compensation strategy may not be consistent with our financial objectives, may not represent the most efficient use of our capital resources, and may not align with the long-term interests of our stockholders.

The increase in the number of shares of shares of the Class A common stock available for issuance of awards under the 2024 EIP is the only amendment to the 2024 EIP being proposed to the stockholders for approval at the Annual Meeting, however in order to keep our stockholders informed here is a full summary of the material terms of the plan, as amended.

A summary of the material terms of the 2024 EIP, as proposed to be amended, is set forth below.

Summary of the Proposal

The First Amendment to the 2024 EIP is intended to provide us with additional shares for the 2024 EIP and to support our ability to retain directors, officers, consultants, advisors and employees whose services are considered valuable. The 2024 EIP continues to serve as our primary mechanism for recruitment and retention and remains a crucial factor of our employee retention and incentive strategy.

Our Board believes that the number of shares of Class A common stock that remain available under the 2024 EIP is insufficient to achieve the purpose of the 2024 EIP. The First Amendment to the 2024 EIP provides for the reservation and future award and issuance of an additional 13,000,000 shares of Class A common stock in accordance with the 2024 EIP's terms and conditions. As of March 31, 2026, the 2024 EIP currently reserves 13,682,243 shares that are available for future issuance. Upon approval of the First Amendment to the 2024 EIP, the unawarded pool of shares under the 2024

EIP will increase by 13,000,000 shares of Class A common stock (approximately 10% of shares of Class A common stock currently outstanding) for a total 2024 EIP reserve of 26,682,243 shares available for future awards.

We believe that our future success and our ability to remain competitive are dependent on our continuing efforts to attract, retain and motivate highly qualified talent. Our headquarters is based in the San Francisco Bay Area, and competition for talent in our industry, particularly in this area, is intense. Traditionally, a cornerstone of our method for attracting and retaining top caliber employees has been our equity-based compensation programs, including the grant of options, restricted stock units and other awards under our equity plan. Allowing employees to participate in owning shares of our Class A common stock helps align the objectives of our stockholders and our employees, and is important in attracting, motivating and retaining the highly skilled personnel that are essential to our success. We currently grant restricted stock units (RSUs) to our newly hired employees and non-employee directors, and we currently grant RSUs and performance stock units (PSUs) to all of our executives. In the future, we may grant options, RSUs, PSUs, stock appreciation rights and shares of restricted stock, subject to time- and performance-based vesting, to certain employees on a targeted basis to incentivize retention and performance objectives.

Building on our foundation, our Board believes the First Amendment to the 2024 EIP is necessary to increase the number of shares of Class A common stock available under the 2024 EIP, which will allow flexibility in granting awards to attract and retain key personnel. If the First Amendment to the 2024 EIP is not approved, we may be required to materially increase the cash component of compensation paid to directors, officers, employees, consultants and advisors, or we may not be able to compensate our directors, officers, employees, consultants and advisors consistent with past practice or with our peers, which would lead to turnover in our talent base. Such a shift in compensation strategy may not be consistent with our financial objectives, may not represent the most efficient use of our capital resources, and may not align with the long-term interests of our stockholders.

The increase in the number of shares of shares of the Class A common stock available for issuance of awards under the 2024 EIP is the only amendment to the 2024 EIP being proposed to the stockholders for approval at the Annual Meeting, however in order to keep our stockholders informed here is a full summary of the material terms of the plan, as amended.

Summary of Material Features of the 2024 EIP and the First Amendment to the 2024 EIP

The below is a summary of the principal features of the 2024 EIP and the First Amendment to the 2024 EIP. This summary, however, does not purport to be a complete description of all of the provisions of the 2024 EIP. It is qualified in its entirety by reference to the full text of the 2024 EIP, as amended by the First Amendment to the 2024 EIP thereto. Stockholders are urged to read the proposed First Amendment to the 2024 EIP, attached to this Proxy Statement as **Appendix A**, and the 2024 EIP, attached to this proxy as **Appendix B**.

First Amendment to the 2024 EIP

As of March 31, 2026, the 2024 EIP reserves 13,682,243 shares of Class A common stock that are available for future issuance. Upon approval of the First Amendment to the 2024 EIP, the number of shares of Class A common stock reserved for grants of awards under the 2024 EIP will increase by 13,000,000 shares of Class A common stock, of which 26,682,243 shares will be available for future awards.

Background

Our 2024 EIP provides for the grant of awards to our 631 employees, seven directors, and any consultants, independent contractors and advisors, if applicable, provided the consultants, independent contractors, directors and advisors render services that are not in connection with the offer and sale of securities in a capital-raising transaction.

The maximum number of shares available for grant and issuance under our 2024 EIP as of March 31, 2026 is calculated as 13,682,243, which amount will be increased by the number of additional shares authorized pursuant to the First Amendment to the 2024 EIP.

In addition, the following categories of shares shall again be available for grant and issuance for subsequent awards under the 2024 EIP:

- Shares that are subject to issuance upon exercise of an option or stock appreciation right granted under the 2024 EIP but which cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;
- Shares that are subject to awards granted under the 2024 EIP that are forfeited or repurchased by the Company at the original issue price;
- Shares that are subject to awards granted under the 2024 EIP that otherwise terminate without such shares being issued;
- Shares that are surrendered pursuant to an exchange program;
- Shares subject to awards that are granted under the 2024 EIP to the extent that such awards are paid out in cash rather than in shares; and
- Shares that are withheld in payment of the exercise price of an award or applicable tax withholding obligations.

Under the 2024 EIP, shares that otherwise become available for grant and issuance shall not include shares subject to awards that initially became available because of the Company's substitution or assumption of awards granted by another company in connection with an acquisition of such company, or otherwise, as permitted under the 2024 EIP. Shares reserved and available for grant and issuance under the 2024 EIP shall be issuable as Class A common stock of the Company regardless of their series or class under the Prior Plans (as defined in the 2024 EIP).

Administration of the 2024 EIP

The Board has delegated administration of the 2024 EIP to the Compensation Committee and/or such other committee of the Board or persons to whom administration of the 2024 EIP, or part of the 2024 EIP, has been delegated as permitted by law (collectively, the "Committee"). The Compensation Committee has the authority to construe and interpret our 2024 EIP, grant awards and make all other determinations necessary or advisable for the administration of the plan. Individuals participate in the 2024 EIP on the basis of the Compensation Committee's exercise of its discretion to grant awards under the 2024 EIP. However, our Board, either directly or through a committee, will establish the terms for the grant of any awards to non-employee directors. All of the members of the Compensation Committee are independent directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws.

Awards That May Be Granted Under the 2024 EIP

RSUs are granted pursuant to RSU agreements adopted by the Compensation Committee. RSUs represent the right to receive shares of our Class A common stock at a specified date in the future, subject to recipient's continuous service and further subject to forfeiture of that right because of termination of the holder's services to us or the holder's failure to achieve certain performance conditions.

Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the Compensation Committee. The Compensation Committee determines the exercise price for a stock option, within the terms and conditions of the 2024 EIP, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our Class A common stock on the date of grant, except where a higher exercise price is required in the case of certain incentive stock options, as described below.

Stock options may vest based on time or achievement of performance conditions. The Compensation Committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The Compensation Committee determines the term of stock options granted under the 2024 EIP, up to a maximum of 10 years. Unless the terms of an optionholder's stock option agreement provide otherwise, if an optionholder's service relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested stock options for a period of three months following the cessation of service. If an optionholder's service relationship with us or any of our affiliates is terminated for cause, then the option terminates immediately. If an optionholder's service relationship with us or any of our affiliates terminates due to disability, the optionholder may exercise any vested options for a period of 12 months (or such shorter period or longer time period as may be determined by the Compensation Committee). If an optionholder's service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within three months following termination of service other than for cause or due to disability, the optionholder or a beneficiary may exercise any vested options for a period of 12 months (or such shorter period or longer time period as may be determined by the Compensation Committee). The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its maximum term.

Unless the Compensation Committee provides otherwise, stock options generally are not transferable except by will or the laws of descent and distribution. An optionholder may, however, designate a beneficiary who may exercise the stock option following the optionholder's death, subject to local laws and restrictions on enforcement.

Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the Compensation Committee. A restricted stock award is an offer by us to sell shares of our Class A common stock subject to restrictions. The price, if any, of a restricted stock award is determined by the Compensation Committee. Shares of Class A common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option or forfeiture restriction in our favor in accordance with a vesting schedule to be determined by the Compensation Committee. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the Compensation Committee. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited or subject to repurchase upon the participant's cessation of continuous service for any reason.

Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the Compensation Committee. Stock appreciation rights provide for a payment, or payments, in cash or shares of our Class A common stock, to the holder based upon the increase in the fair market value of our Class A common stock on the date of exercise from the stated exercise price (subject to any maximum number of shares as may be specified in the applicable award agreement). Stock appreciation rights may vest based on continued service or achievement of performance conditions. Stock appreciation rights expire under the same rules that apply to stock options.

The 2024 EIP permits the grant of performance awards based upon the attainment of performance goals, as established by the Compensation Committee, and other terms and conditions specified by the Compensation Committee, and may be settled in cash, shares (which may consist, without limitation, of restricted stock), other property, or any combination thereof. These awards are subject to recipients' continuous employment and further subject to forfeiture because of termination of employment or failure to achieve the performance conditions.

The Compensation Committee may grant other awards based in whole or in part by reference to our Class A common stock. The Compensation Committee sets the number of shares under the award and all other terms and conditions of such awards.

In the event that there is a specified type of change in our capital structure, such as a stock split, stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in the capital structure of our company, then (a) the number and class of shares reserved for issuance and future grant under the 2024 EIP, (b) the exercise prices of and number and class of shares subject to outstanding options and stock appreciation rights, (c) the number and class of shares subject to other outstanding awards, (d) the maximum number and class of shares that may be issued as ISOs, and (e) the maximum number of shares that may be issued to an individual in any one calendar year, shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws, provided that fractions of a share will not be issued.

Prohibition on Repricing

An exchange program, including but not limited to any repricing of options or stock appreciation rights, is not permitted without prior stockholder approval. An exchange program means a program pursuant to which (i) outstanding awards are surrendered, cancelled, or exchanged for cash, the same type of award, or a different award (or combination thereof), or (ii) the exercise price of an outstanding award is reduced.

Insider Trading; Clawback Policy

Each participant who receives an award will comply with any policy, including but not limited to the Company's Insider Trading Policy, adopted by the Company from time to time covering transactions in the Company's securities by employees, officers and/or directors of the Company. Awards received by certain executive officers of the Company are specifically subject to the Compensation Recovery Policy. In addition, all awards received by executive officers, including our NEOs, will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of the participant's employment or other service with the

Company, and in addition to any other remedies available under such policy and applicable law, may require the cancellation of outstanding awards and the recoupment of any gains realized with respect to awards.

Dividends and Dividend Equivalents

No participant will have any of the rights of a stockholder with respect to any shares until the shares are issued to the participant, except for any dividend equivalent rights permitted by an applicable award agreement. After shares are issued to the participant, the participant will be a stockholder and have all the rights of a stockholder with respect to such shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such shares are restricted stock, then any new, additional or different securities the participant may become entitled to receive with respect to such shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the restricted stock; provided, further, that the participant will have no right to retain such stock dividends or stock distributions with respect to shares that are repurchased at the participant's purchase price or exercise price.

The 2024 EIP provides that, in the event of a sale, lease or other disposition of all or substantially all of our assets, or specified types of mergers or consolidations (each, a "corporate transaction") any of the following may occur: outstanding awards may be continued if we are the successor entity; outstanding awards may be assumed by any surviving or acquiring corporation; the surviving or acquiring corporation may substitute similar awards for those outstanding; awards may be settled for the full value of such outstanding award (whether or not then vested or exercisable) in cash or securities of the successor entity with payment deferred until the date or dates the award would have become exercisable or vested; or the vesting, exercisability and expiration of outstanding awards may be accelerated. Awards held by directors who are not employees of ours or our parent or subsidiary companies will immediately vest as to all or any portion of the shares subject to the stock award and will become exercisable at such times and on such conditions as the Compensation Committee determines.

Foreign Award Recipients

In order to comply with the laws in other countries in which the Company and its subsidiaries and affiliates operate or have employees or other individuals eligible for awards, the Compensation Committee will have the power and authority to modify the terms and conditions of any award granted to individuals outside the United States to comply with applicable foreign laws, establish sub-plans and modify exercise procedures and other terms and procedures, and take any action that the Compensation Committee determines to be necessary or advisable to administer awards under the 2024 EIP outside the U.S. or to comply with any local governmental regulatory exemptions or approvals. The Company can satisfy any tax withholding obligations as to the awards of non-U.S. taxpayers to the extent necessary under applicable law.

Payment for Purchase of Shares of our Class A Common Stock

Payment for shares of our Class A common stock purchased pursuant to the 2024 EIP may be made in cash or by check or, where approved by the Compensation Committee and where permitted by law (and to the extent not otherwise set forth in the applicable award agreement): (a) by cancellation of indebtedness; (b) by surrender of shares that have a fair market value on the date of surrender equal to the aggregate exercise price of the shares as to which said award will be exercised or settled; (c) by waiver of compensation due or accrued for services rendered; (d) through a broker-assisted sale or other cashless exercise program; (e) by any combination of the foregoing; or (f) by any other method permitted by law and approved by the Compensation Committee.

Grants to Non-Employee Directors

Non-employee directors are eligible to receive any type of award offered under the 2024 EIP except ISOs. No non-employee director may receive awards under the 2024 EIP that, when combined with cash compensation received for service as a non-employee director, exceeds $750,000 in value in any calendar year. Awards under the 2024 EIP may be granted to non-employee directors, automatically made pursuant to a policy adopted by the Board, or made from time to time as determined in the discretion of the Board.

The value of awards for purposes of complying with this maximum will be determined as follows: (a) for options and SARs, the grant date fair value will be calculated using the Company's regular valuation methodology for determining the grant date fair value of options for reporting purposes, which may include using the three-month trailing average of the Company's closing stock price, the Black-Scholes value of the award or other accepted valuation methodology consistent with then-current accounting standards (as applied in a generally consistent manner among similar awards granted in the same year), and the aggregate number of shares subject to the award, and (b) for all other awards other than options and SARs, grant date fair value will be determined by either (i) calculating the product of the fair market value per share on the date of grant and the aggregate number of shares subject to the award, or (ii) calculating the product using an average of the fair market value over a number of trading days and the aggregate number of shares subject to the award, as determined by the Compensation Committee. Awards granted to an individual while he or she was serving in the capacity as an employee or while he or she was a consultant but not a non-employee director will not count for purposes of the foregoing limitations.

Plan Suspension or Termination

Our Board has the authority to suspend or terminate the 2024 EIP at any time, provided that such action does not impair the existing rights of any participant. The term of the 2024 EIP will expire on February 14, 2034, 10 years from the Effective Date (as defined in the 2024 EIP).

Certain U.S. Federal Income Tax Consequences.

The following is a general summary under current law of certain U.S. federal income tax consequences to participants who are citizens or individual residents of the United States relating to the types of equity awards that may be granted under the 2024 EIP. This summary deals with the general tax principles and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed.

Nonqualified Stock Options, Stock Appreciation Rights. A recipient of an NSO or stock appreciation right will not recognize taxable income upon the grant of those awards. However, the participant will recognize ordinary income upon exercise in an amount equal to the difference between the fair market value of the shares and the exercise price on the date of exercise. Any gain or loss recognized on a subsequent disposition of the shares of Class A common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Incentive Stock Options. Neither the grant nor the exercise of an incentive stock option will generally result in any taxable income to the recipient, except that the alternative minimum tax may apply at the time of exercise. The recipient will recognize a capital gain or loss on a later sale or other disposition of such shares provided that he or she does not

dispose of such shares within two years from the date the option was granted or within one year after the shares were transferred to the recipient. If the shares are not held for the holding period described above, the recipient will recognize ordinary income equal to the lesser of (i) the difference between the fair market value of the shares on the date of exercise and the exercise price, or (ii) the difference between the sale price and the exercise price. Any gain or loss recognized on a subsequent disposition of the shares of Class A common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Restricted Stock Units. A recipient of RSUs does not recognize taxable income when the RSU is granted. The holder of the award generally will recognize ordinary income in each year in which the units are settled in an amount equal to the fair market value of the shares of Class A common stock received. Any gain or loss recognized on a subsequent disposition of the shares of Class A common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Other Awards. The grant of Restricted Stock Awards, Stock Bonus Awards and Performance Awards generally will not be a taxable event. Generally, the recipient will recognize ordinary income equal to the excess of the fair market value over the price paid, if any, in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable or (ii) no longer subject to substantial risk of forfeiture (unless, with respect to an award of restricted stock, the recipient elects to accelerate recognition as of the date of grant).

In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes ordinary income, subject to Section 162(m) of the Code and the relevant income tax regulations. Section 162(m) places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. Generally, as discussed above, we design our executive compensation program to permit our Committee to be able to grant compensation intended to be eligible for deductibility to the extent permitted by Section 162(m) of the Code. We may, from time to time, however, pay compensation to our executives that may not be deductible if the Compensation Committee believes that doing so is in the best interests of our stockholders.

ERISA Information. The 2024 EIP is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Interest of Certain Persons in Matters to Be Acted Upon; Awards under the Plan

Members of our Board, director nominees and executive officers have an interest in this Proposal 4 to approve the 2024 EIP, as each would be eligible to receive future awards under the 2024 EIP. Awards under the 2024 EIP would be made at the discretion of the Compensation Committee. Therefore, the benefits and amounts that will be received or allocated under the 2024 EIP in the future are not determinable at this time.

Currently, our non-employee directors are entitled to receive cash and equity compensation for their service as directors. Our Board has determined that non-employee directors will receive an annual RSU grant with a value of $135,000. In addition, non-employee directors are entitled to receive an annual cash retainer of $60,000 for service on our Board, and an additional annual cash retainer of $25,000 for the chair of the Audit Committee, $12,500 for a non-chair Audit Committee member, $20,000 for the chair of the Compensation Committee, $10,000 for a non-chair Compensation Committee member, $20,000 for the chair of the Nominating Committee and $10,000 for a non-chair Nominating

Committee member. The lead independent director of the Board is entitled to receive an additional annual cash retainer with a value of $27,500. All annual retainer grants of RSUs to our non-employee board members vest over a one-year period with 25% vesting on a quarterly basis.

New Plan Benefits

Participation in the 2024 EIP is voluntary and the Company will have the discretion to determine the eligibility for participation in the 2024 EIP. Accordingly, the benefits and amounts that will be received by or allocated to officers and other employees under the 2024 EIP are not determinable at this time.

Vote Required and Board Recommendation

This proposal must receive a "For" vote from the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the Annual Meeting and are voted for or against the matter. If you own shares through a bank, broker or other intermediary, you must instruct your bank, broker or other intermediary how to vote in order for them to vote your shares so that your vote can be counted on this proposal. Abstentions and broker non-votes will not be counted toward the vote total for this proposal and therefore will not affect the outcome of this proposal.

OUR BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF PROPOSAL NO. 4.

PROPOSAL NO. 5

APPROVAL, IN ACCORDANCE WITH NASDAQ LISTING RULE 5635(D), OF THE ISSUANCE OF THE MAXIMUM NUMBER OF SHARES OF CLASS A COMMON STOCK ISSUABLE UPON CONVERSION OF ALL CONVERTIBLE DEBENTURES AND REMOVAL OF THE EXCHANGE CAP

Background

On February 27, 2026, we entered into a securities purchase agreement (the "Purchase Agreement") with YA II PN, Ltd. ("Yorkville"), in connection with the issuance and sale of convertible debentures (the "Convertible Debentures") issuable in an aggregate principal amount of up to $50,000,000. Yorkville purchased $25,000,000 in aggregate principal amount of Convertible Debentures on the signing of the Purchase Agreement. In addition, subject to certain closing conditions, Yorkville would have been obligated to purchase an additional $5,000,000 on the day prior to the filing of the Initial Registration Statement (as defined below). On March 19, 2026, the closing conditions were not met. As a result, Yorkville is only obligated to purchase and we may issue an additional $20,000,000 in aggregate principal amount of Convertible Debentures on or about the second business day following the satisfaction of certain closing conditions. The Convertible Debentures will be convertible at the option of the holder into shares of our Class A common stock, par value $0.0001 per share ("Common Stock") (as converted, the "Conversion Shares"), equal to the applicable Conversion Amount (as defined below) divided by the Conversion Price (as defined below). The Conversion Amount with respect to any requested conversion will equal the principal amount requested to be converted plus all accrued and unpaid interest on the Convertible Debentures as of such conversion, with fractional shares rounded up (the "Conversion Amount"). The conversion price for the Convertible Debentures will be the lower of (i) $1.1453, or (ii) 98% of the lowest daily volume weighted average price of the Common Stock during the five consecutive trading days immediately preceding the date of conversion or other date of determination, but which shall not be lower than $0.1736, (the "Conversion Price"). The Convertible Debentures will mature on August 26, 2027. The Convertible Debentures were issued at an original issue discount of 3.00%.

The Convertible Debentures will not bear interest unless (i) certain interest rate adjustment events occur, upon which the Convertible Debentures will bear interest at an annual rate of 5.00% until such interest rate adjustment event is no longer continuing, or (ii) we issue Conversion Shares in excess of 99% of the Common Stock available under the Class A Issuance Cap (as defined below) within the first six months or an event of default occurs and remains uncured, upon which the Convertible Debentures will bear interest at an annual rate of 18.00%.

Any portion of the Convertible Debentures may be converted at any time and from time to time, subject to certain limitations, including the Exchange Cap (as defined below). No conversion will be permitted to the extent that, after giving effect to such conversion, the holder together with certain related parties would beneficially own in excess of 4.99% of the Common Stock outstanding immediately after giving effect to such conversion, subject to certain adjustments (the "Beneficial Ownership Limit"). In addition, we shall not issue any Common Stock upon conversion of the Convertible Debentures if the issuance of such Common Stock underlying the Convertible Debentures would exceed the aggregate number of shares of Common Stock that we may issue in compliance with our obligations under Nasdaq rules and regulations, including Listing Rule 5635(d) (the number of shares which may be issued without violating such rules and regulations is 32,794,274 and shall be referred to as the "Exchange Cap"). The Exchange Cap will not apply under certain circumstances, including if this Proposal 5 is approved by our stockholders, or if we obtain a written opinion from our

outside counsel that such stockholder approval is not required. In addition, for the first six months following the date of the Purchase Agreement we shall not issue any Conversion Shares to the extent that the aggregate number of Conversion Shares that we have issued would exceed 47,650,000 shares of Common Stock (the "Class A Issuance Cap").

Under the Purchase Agreement, we agreed to solicit stockholder approval of this Proposal 5 at the Annual Meeting, thereby removing the Exchange Cap.

Pursuant to the terms of a Registration Rights Agreement with Yorkville entered into concurrently with the Purchase Agreement, we also agreed to file a registration statement registering the resale of the Common Stock issuable upon conversion of the Convertible Debentures, which was filed with the SEC on March 20, 2026 (the "Initial Registration Statement").

The foregoing descriptions of the Purchase Agreement and the Convertible Debentures do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibit 10.1 and Exhibit 4.1, respectively, to the Current Report on Form 8-K filed by the Company with the SEC on March 5, 2026, and each is incorporated herein by reference. **Please read the Purchase Agreement and Convertible Debenture and all of the exhibits and schedules thereto in their entirety as the discussion above is only a summary.**

Description of Proposal

We are asking our stockholders to approve, in accordance with Nasdaq Listing Rule 5635(d), the issuance of the maximum number of shares of Common Stock issuable upon conversion of all Convertible Debentures and removal of the Exchange Cap set forth in the Purchase Agreement and the Convertible Debentures.

Requirement for Stockholder Approval under Nasdaq Listing Rule 5635(d)

Our Common Stock is listed on the Nasdaq Global Select Market and, therefore, the Company is subject to the Nasdaq Listing Rules. Nasdaq Listing Rule 5635(d) requires that an issuer obtain stockholder approval of any transaction, other than a public offering as defined in the Nasdaq Listing Rules, involving the sale, issuance or potential issuance by the issuer of common stock (or securities convertible into or exercisable for common stock) if, in the aggregate, the number of shares of common stock issued or to be issued would equal 20% or more of the issuer's common stock or voting power outstanding before the issuance, at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement or (ii) the average Nasdaq Official Closing Price (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

As a result of this requirement, to comply with Nasdaq Listing Rule 5635(d) we are required to seek stockholder approval to issue shares of our Common Stock pursuant to the Purchase Agreement and upon conversion of the Convertible Debentures in excess of the Exchange Cap.

Potential Effects if Proposal 5 is Approved

If stockholder approval of this Proposal 5 is obtained, then the Exchange Cap will be removed and the maximum number of shares of Common Stock underlying the Convertible Debentures may be issued upon conversion of the Convertible Debentures.

Each additional share of our Common Stock that would be issuable to Yorkville as a result of conversion of the Convertible Debentures or pursuant to the Purchase Agreement would have the same rights and privileges as each share of our currently outstanding Common Stock. The issuance of shares of our Common Stock to Yorkville pursuant to the terms of the Purchase Agreement will not affect the rights of the holders of our outstanding Common Stock. While we believe that having the ability to settle conversions of the Convertible Debentures by issuing Common Stock offers benefits to us and our stockholders, including conservation of cash, such issuances will have a dilutive effect on the existing stockholders, including the percentage ownership, voting power and economic rights of the existing stockholders, and may result in a decline in our stock price or greater price volatility. In addition, conversions of the Convertible Debentures will dilute the percentage of outstanding shares represented by our Class B common stock and could trigger an automatic conversion pursuant to the provisions of our corporate governance documents. An automatic conversion of our Class B common stock will be triggered when the outstanding shares of our Class B common stock represent less than ten percent 10% of the aggregate number of our shares of common stock then outstanding. Each share of Class B common stock will automatically convert into one share of Class A common stock upon such triggering event, which would eliminate the dual class structure of our common stock. Further, any sales in the public market of our shares of Common Stock issuable to Yorkville could adversely affect prevailing market prices of our shares of Common Stock. The increased number of issued shares of Common Stock could also discourage the possibility of, or render more difficult, certain mergers, tender offers, proxy contests or other change of control or ownership transactions.

While, as of the date of this Proxy Statement, no holders of Convertible Debentures have requested to convert any of their Convertible Debentures into Common Stock, we generally do not have control over whether the holders of Convertible Debentures will convert their Convertible Debentures, other than pursuant to the Beneficial Ownership Limit and the Class A Issuance Cap. For these reasons, we are unable to accurately forecast or predict with any certainty the total number of shares of Common Stock that will ultimately be issued upon conversion of the Convertible Debentures, and thus the ultimate magnitude of the dilutive effect cannot be conclusively determined. The maximum number of shares that may be issued with respect to the aggregate principal amount authorized is 288,018,435 shares of Common Stock, however $5 million of the Convertible Debentures have not been issued and are no longer eligible to be issued. In addition, we may accrue interest that could increase the number of shares of Common Stock to be issued.

Potential Effects if Proposal 5 is not Approved

We are not seeking the approval of our stockholders to authorize our entry into the Purchase Agreement or the issuance of Convertible Debentures, as an independent special committee of the Board has already done so and such documents already are binding obligations of the Company. The failure of the Company's stockholders to approve this Proposal 5 will not negate the existing terms of the Purchase Agreement, the Convertible Debentures or the related registration rights agreement, which will remain binding obligations of the Company.

If stockholders do not approve this Proposal 5, and if the Convertible Debentures are not convertible into shares of Common Stock, we will be required to pay off any outstanding Convertible Debentures in cash, which would reduce our available cash flow and limit our cash flow available for operations, expose us to risks that could adversely affect our business, financial condition and results of operations, and potentially impair our ability to satisfy our obligations under our indebtedness. There can be no assurance that we will have sufficient cash to settle such obligations and support our operations. If we do not have sufficient funds to repay our indebtedness when it becomes due, we may be required to significantly reduce, reorganize, discontinue or shut down our operations. Failure to repay the Convertible Debentures will constitute an Event of Default, and if we cannot raise funds to make the required payments, then the Convertible Debentures will continue in default, which would have significant negative consequences for us and our stockholders, including cross default under our other material contracts. Any such failure could also cause us to become insolvent or enter bankruptcy proceedings. Absent approval of this Proposal 5, we will be left with limited financial and corporate flexibility with respect to our ability to satisfy obligations under the Convertible Debentures, which could have a material adverse effect on our financial condition. In addition, if this Proposal 5 is not approved, we may need to seek alternative sources of financing, which financing may not be available on advantageous terms, or at all, and which may result in the incurrence of additional transaction expenses.

If we cannot issue Common Stock in settlement of the Convertible Debentures, and we do not otherwise have sufficient available cash to meet payment obligations under the Convertible Debentures, we will be forced to seek to raise additional capital through, among other things, the issuance of shares or other convertible securities, which issuances may be at prices more dilutive to our existing stockholders than the terms permitting conversion of the Convertible Debentures into Common Stock under the Purchase Agreement. To the extent that we engage in such transactions to raise additional capital, our current stockholders could be substantially diluted.

Vote Required and Board Recommendation

Under Nasdaq Listing Rule 5635(d), to approve this Proposal 5, holders of a majority of the votes cast on the matter must vote "FOR" the proposal. If you own shares through a bank, broker or other intermediary, you must instruct your bank, broker or other intermediary how to vote in order for them to vote your shares so that your vote can be counted on this proposal. Only "FOR" and "AGAINST" votes will affect the outcome of this proposal. A broker non-vote or an abstention with respect to this Proposal 5 will not be counted as a vote "FOR" or "AGAINST" this proposal and will have no effect on the outcome of this proposal.

OUR BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF PROPOSAL NO. 5.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2026, by:

- each stockholder known by us to be the beneficial owner of more than 5% of our Class A common stock or Class B common stock;

- each of our directors;

- each of our nominees for directors;

- each of our NEOs; and

- all current directors and executive officers as a group.

Percentage ownership of our common stock is based on 26,258,546 shares of our Class B common stock and 137,334,678 shares of our Class A common stock outstanding on March 31, 2026. Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. Shares of our Class A common stock and Class B common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2026 or restricted stock units ("**RSUs**") and performance share units ("**PSUs**") that may be earned, vest and settle within 60 days of March 31, 2026 are deemed to be outstanding and to be beneficially owned by the person holding the options or RSUs and PSUs for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned				
	Class A		Class B		% of Total Voting Power[(1)]
Name of Beneficial Owner	Shares	%	Shares	%	
Directors and Named Executive Officers:					
Nicholas Woodman (2)	1,922,003	1.40%	25,036,070	95.34 %	63.08 %
Tyrone Ahmad-Taylor (3)	257,962	*	—	*	*
Emily Culp Hogue (4)	95,518	*	—	*	*
Michael Dennison (5)	95,518	*	—	*	*
Shaz Kahng (6)	282,434	*	—	*	*
Miguel Lopez Ben (7)	136,159	*	—	*	*
Susan Lyne (8)	380,815	*	—	*	*
Brian McGee (9)	649,906	*	—	*	*
Dean Jahnke (10)	583,527	*	—	*	*
Jason Stephen (11)	38,302	*	—	*	*
Vince Nakayama (12)	109,585	*	—	*	*
Eve Saltman (13)	—	*	—	*	*
All current executive officers and directors as a group (11 persons) (14)	**4,516,435**	**3.26%**	**25,036,070**	**95.34%**	**63.55%**
5% Stockholders					
Nicholas Woodman and Jill R. Woodman, as Co-Trustees of the Woodman Family Trust under Trust Agreement dated March 11, 2011 (15)	1,129,944	*	25,036,070	95.34 %	62.89 %
William George Brumder II (16)	12,848,100	9.36%	—	*	3.21 %

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock of the designated class of security or less than 1% of the Total Voting Power, as applicable.

Unless otherwise indicated, the address of each of the individuals and entities named above is c/o GoPro, Inc., 3025 Clearview Way, San Mateo, California 94402.

[(1)] Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share.

[(2)] Consists of: (i) 25,036,070 shares of Class B common stock held by the Woodman Family Trust under Trust Agreement dated March 11, 2011 of which Nicholas Woodman and Jill Woodman are co-trustees, (ii) 1,129,944 shares of unregistered Class A common stock held by the Woodman Family Trust under Trust Agreement dated March 11, 2011 of which Nicholas Woodman and Jill Woodman are co-trustees, (iii) 792,059 shares of Class A common stock held by Mr. Woodman. As a co-trustee, Mr. Woodman may be deemed to have shared voting and investment power over the shares owned by the Woodman Family Trust.

[(3)] Consists of (i) 221,624 shares of Class A common stock held by Mr. Ahmad-Taylor, and (ii) 36,338 shares of Class A common stock subject to options held by Mr. Ahmad-Taylor that are exercisable within 60 days of March 31, 2026.

[(4)] Consists of 95,518 shares of Class A common stock held by Ms. Culp Hogue.

[(5)] Consists of 95,518 shares of Class A common stock held by Mr. Dennison.

[(6)] Consists of 282,434 shares of Class A common stock held by Ms. Kahng.

[(7)] Consists of 136,159 shares of Class A common stock held by Mr. Lopez Ben.

[(8)] Consists of (i) 307,079 shares of Class A common stock held by Ms. Lyne, and (ii) 73,736 shares of Class A common stock subject to options held by Ms. Lyne that are exercisable within 60 days of March 31, 2026.

[(9)] Consists of: (i) 276 shares of Class A common stock held by Mr. McGee's spouse, (ii) 475,675 shares of Class A common stock subject to options held by Mr. McGee that are exercisable within 60 days of March 31, 2026, (iii) 173,955 shares of Class A common stock subject to restricted stock units held by Mr. McGee that may settle within 60 days of March 31, 2026.

[(10)] Consists of: (i) 230,300 shares of Class A common stock held by Mr. Jahnke, (ii) 268,820 shares of Class A common stock subject to options held by Mr. Jahnke that are exercisable within 60 days of March 31, 2026, and (iii) 84,407 shares of Class A common stock subject to restricted stock units held by Mr. Jahnke that may settle within 60 days of March 31, 2026.

[(11)] Consists of (i) 10,000 shares of Class A common stock held by Mr. Stephen, and (ii) 28,302 shares of Class A common stock subject to restricted stock units held by Mr. Stephen that may settle within 60 days of March 31, 2026.

[(12)] Mr. Nakayama stepped down from his role at GoPro, effective as of the close of business on December 31, 2025. Upon the departure of Mr. Nakayama, effective December 31, 2025 all outstanding unvested RSU and PSU awards and unvested stock options were immediately forfeited in their

entirety for no consideration. Vested stock options remain outstanding for the standard 3-month post-termination exercise grace period. As of March 31, 2026, Mr. Nakayama no longer holds any outstanding awards or options but continues to hold 109,585 shares of Class A common stock.

(13) Ms. Saltman stepped down from her role at GoPro, effective as of the close of business on May 23, 2025.   Upon the departure of Ms. Saltman, effective May 23, 2025, all outstanding unvested RSU and PSU awards and unvested stock options were immediately forfeited in their entirety for no consideration. Any vested stock options had the standard 3-month post-termination exercise grace period enacted. As of March 31, 2026, Ms. Saltman no longer holds any outstanding awards, options or shares of common stock.

(14) Consists of (i) 3,375,202 shares of Class A common stock, (ii) 25,036,070 shares of Class B common stock, (iii) 854,569 shares of Class A common stock subject to options that are exercisable within 60 days of March 31, 2026 , and (iv) 286,664 shares of Class A common stock subject to restricted stock units that may settle within 60 days of March 31, 2026.

(15) Consists of (i) 25,036,070 shares of Class B common stock held by the Woodman Family Trust under Trust Agreement dated March 11, 2011 of which Nicholas Woodman and Jill Woodman are co-trustees, and (ii) 1,129,944 shares of unregistered Class A common stock held by the Woodman Family Trust under Trust Agreement dated March 11, 2011 of which Nicholas Woodman and Jill Woodman are co-trustees. As a co-trustee, Mr. Woodman may be deemed to have shared voting and investment power over the shares owned by the Woodman Family Trust.

(16) Based solely on a Schedule 13G Amendment No. 1 filing made on August 28, 2025. William George Brumder II reports beneficial ownership of 12,848,100 shares of Class A common stock with sole voting power and sole dispositive power. The address for Mr. Brumder is c/o HoganTaylor LLP, 1225 N. Broadway Ave., Ste. 200, Oklahoma City, OK 73103.

EXECUTIVE OFFICERS

The names of our current executive officers, their ages as of March 31, 2026, and their positions are shown below.

Executive Officers	Age	Position(s)
Nicholas Woodman	50	Chief Executive Officer and Chairman
Brian McGee	66	President and Chief Operating Officer
Brian Tratt	42	Chief Financial Officer
Dean Jahnke	52	Senior Vice President, Global Sales & Channel Marketing
Jason Stephen	48	Senior Vice President, General Counsel and Corporate Secretary

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship among any of our directors or executive officers.



Nicholas Woodman

For information regarding Mr. Woodman, please refer to "Proposal No. 1 – Election of Directors" discussed above.



Brian McGee

Mr. McGee has served as GoPro's President since March 2026 and Chief Operating Officer since February 2020. Prior to that, Mr. McGee was GoPro's Executive Vice President, Chief Financial Officer from February 2018 to March 2026 and Senior Vice President, Chief Financial Officer from March 2016 to February 2018. Mr. McGee also served as our Vice President of Finance from September 2015 to March 2016, which included responsibility for financial planning, tax, treasury and risk management. From May 2011 to September 2015, Mr. McGee served in various positions at Qualcomm, most recently as the Vice President, Business Operations. Mr. McGee holds a B.S. in Finance from California Polytechnic State University (1983) and a Certificate in Management Accounting (1989).



Brian Tratt

Mr. Tratt has served as GoPro's Chief Financial Officer since March 2026. Mr. Tratt has served as the Vice President, Finance since August 2024. Prior to that, Mr. Tratt served as Senior Director, FP&A from May 2020 to August 2024, Corporate Controller from April 2017 to May 2020, and Assistant Controller from November 2012 to April 2017. Prior to joining GoPro, Mr. Tratt spent six years at KPMG, San Francisco, most recently as Audit Manager. Mr. Tratt holds a M.S. in Accountancy and Financial Management and a B.S. in Accountancy from the University of San Diego.



Dean Jahnke

Mr. Jahnke has served as GoPro's Senior Vice President, Global Sales & Channel Marketing since January 1, 2022, Vice President, Global Sales since June 2018, Interim Head of Sales from March 2018 to June 2018, Senior Director of Sales – North America from April 2017 to March 2018, Director of Sales from February 2016 to March 2017, and Area Sales Manager from March 2014 to January 2016. Prior to joining GoPro, Mr. Jahnke served as Senior Sales Manager of Western Digital from August 2008 to March 2014. Before that, Mr. Jahnke was Senior Merchant at Best Buy from June 2000 to August 2008. Mr. Jahnke attended Minnesota State University, Mankato.



Jason Stephen

Mr. Stephen has served as GoPro's Senior Vice President, General Counsel & Corporate Secretary since February 2026. Prior to that, Mr. Stephen was Vice President, General Counsel & Corporate Secretary from May 2025 to February 2026, Deputy General Counsel & Assistant Corporate Secretary from November 2020 to May 2025, Associate General Counsel & Assistant Corporate Secretary from September 2017 to November 2020 and Senior Product Counsel from November 2015 to September 2017. Prior to joining GoPro, Mr. Stephen served as Corporate Division Counsel at Bose Corporation from September 2008 to November 2015 and as the first legal hire for Bose Corporation in Europe, serving as European Legal Counsel from July 2006 to August 2008. Before that, Mr. Stephen served as an Associate Attorney at Brennan, Caron, Lenehan & Iacopino from August 2004 to April 2006. Mr. Stephen holds a J.D. from Suffolk

Introduction

GoPro's executive compensation programs, policies and practices ("**ECPs**") are designed to reflect the three major tenets of our executive compensation philosophy, namely to:

- Align executive compensation with the achievement of our business objectives and financial performance;

- Motivate our executive officers to take actions that enhance long-term stockholder value; and

- Enable us to attract, reward, and retain our executive officers who contribute to our success.

We manage our ECPs, including compensation-related corporate governance standards, in a manner consistent with our executive compensation philosophy. These ECPs are intended to drive performance and prohibit or minimize behaviors that we do not believe serve our stockholders' long-term interests.

This Compensation Discussion and Analysis ("**CD&A**") is intended to assist our stockholders in understanding our ECPs by presenting the following:

1. **Overview of Business** - summarizes our business results that impacted our 2025 executive compensation outcomes.

2. **Elements of Our Executive Compensation Program** - sets forth our executive compensation philosophy and describes the ECPs we apply and use to support achievement of our corporate goals and performance objectives.

3. **Further Considerations for Setting Executive Compensation** - discusses, among other things, the role of the Compensation Committee, compensation consultants, compensation peer group, and the impact of tax and accounting considerations on our ECPs.

4. **Executive Compensation Decisions for 2025** - explains the compensation decisions that were made for 2025 based on our corporate results.

5. **Severance and Change in Control Arrangements** - discusses employment agreements and policies associated with our current executive officers.

Our Named Executive Officers in 2025:

For 2025, the following individuals were identified as our NEOs:



Nicholas Woodman
Chief Executive Officer and Chairman



Brian McGee
Executive Vice President, Chief Financial Officer and Chief Operating Officer [1]



Dean Jahnke
Senior Vice President, Global Sales, Channel Marketing and Retail Experience



Jason Stephen
Senior Vice President, General Counsel and Corporate Secretary



Vince Nakayama
Senior Vice President, Engineering [2]



Eve Saltman
Chief Legal Officer, Secretary and Chief Compliance Officer, Senior Vice President, Corporate & Business Development [3]

[1]   Mr. McGee transitioned to his role as President and Chief Operating Officer of the Company effective as of the close of business on March 17, 2026.

[2]   Mr. Nakayama stepped down from this role, effective as of the close of business on December 31, 2025.

[3]   Ms. Saltman stepped down from this role, effective as of the close of business on May 23, 2025.

Overview of Business

GoPro helps the world capture and share itself in immersive and exciting ways. Our cameras, mountable and wearable accessories and subscription and service offerings have generated substantially all of our revenue. We sell our products and services globally through retailers, distributors and on GoPro.com. Helping our end-users capture and share their experiences in immersive and exciting ways is at the core of our business and mission to create innovative solutions that address unmet needs in digital imaging. We are committed to developing solutions that create an easy, seamless experience for consumers to capture, create and share engaging content. In 2025 the Company generated revenue of $652 million, down 19% year-over-year ("**YOY**") and sold 1.8 million camera units, a decrease of 25% YOY. GoPro subscribers count ended Q4 2025 at 2.36 million and generated $106 million in subscription and service revenue, down 1% YOY.

In 2025, we broadened our hardware and software offerings. We launched our new 360 camera, MAX2, delivering the only True 8K video resolution in the consumer 360 camera category and featuring durable twist and go replaceable lenses. We introduced LIT HERO, an ultracompact, lightweight action and lifestyle camera that is appealing to a younger demographic looking to capture and share moments on the go. And we launched our new professional-grade gimbal, Fluid Pro AI, an AI subject-tracking gimbal that's compatible with GoPro cameras, smartphones and various point and shoot cameras.

We also launched a steady cadence of new software functionality, including new 360 content editing features, such as AI-powered subject tacking and cloud-based 360 editing via our Quik mobile app. Additionally, we launched a GoPro ReFrame plug-in for DaVinci Resolve; low-light denoise enhancements in the GoPro Player desktop app; and Apple Projected Media Profile support for the highest-fidelity video playback in Apple Vision Pro™.

In 2026, we are focused on launching the next generation of GoPro cameras powered by our new, exclusive GP3 imaging processor. Our GP3 processor represents the most significant advancement in processing power and image quality in GoPro's history. We expect GP3 to serve as a pivotal growth catalyst for GoPro - setting new performance benchmarks for the digital imaging industry as a whole, enabling GoPro to lead in our existing markets and gain meaningful share in new, professional product categories. We believe GP3 heralds a new era of technological and performance leadership for GoPro - with a clear opportunity to grow revenue and operating income.

Highlights of Executive Compensation Best Practices

The Compensation Committee employs the following governance practices to ensure our ECPs serve our stockholders' long-term interests and drive our pay for performance culture without incentivizing undue risk taking.

What We Do

✓ Compensation and Leadership Committee Independence

The Board maintains a Compensation Committee comprised solely of independent directors.

✓ Compensation and Leadership Committee Advisor Independence

The Compensation Committee engages and retains its own advisors. During 2025, the Compensation Committee engaged Compensia, an independent compensation consulting firm, to assist with its responsibilities.

✓ Annual Compensation Review

The Compensation Committee annually reviews our executive compensation philosophy and strategy, including reviewing the composition of our compensation peer group.

✓ Compensation-Related Risk Assessment Review

We conduct annual evaluations of our compensation programs policies and practices, including our ECPs, to ensure that they reflect an appropriate level of risk-taking but do not encourage our employees to take excessive or unnecessary risks that could have a material adverse impact on GoPro.

✓ "Double-Trigger" Reasonable Change in Control Arrangements

The change in control post-employment compensation arrangements for our executive officers, including our NEOs, are based on a "double-trigger" arrangement that provides for the receipt of payments and benefits only in the event of (i) a change in control of our Company and (ii) a qualifying termination of employment.

✓ Executive Severance Benefits

The Executive Severance Policy is intended to provide specified payments and benefits to certain executive officers (other than the CEO), and other employees of the Company in the event of certain terminations of employment not involving a change in control of the Company. In addition, the Company's employment arrangement with Mr. Woodman provides for the receipt of payments and benefits in the event of a qualifying termination of employment.

✓ Succession Planning

The Compensation Committee periodically reviews and discusses the Company's executive succession planning with Company management. The Board reviews the risks associated with the Company's most critical executive positions on an annual basis so that we have an adequate succession strategy and have plans in place for these critical positions.

✓ Compensation Recovery Policy

We maintain a Compensation Recovery Policy that complies with the applicable SEC rules and Nasdaq listing standards. The Compensation Recovery Policy sets forth the guidelines pursuant to which the Company may recover certain incentive-based compensation payments made to current and former executive officers and non-executive officers in the event there is an accounting Restatement (as defined in the policy) or in the event a Covered Person (as defined below) has engaged in Misconduct (as defined in the policy). For more information, see the "Compensation Recovery Policy" section below and the full text of our Compensation Recovery Policy, which is filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2025.

✓ Stock Ownership Guidelines

We maintain stock ownership guidelines for our CEO, President, Chief Financial Officer, Chief Operating Officer, other Section 16 officers and the non-employee directors to align their interests with those of our stockholders.

What We Do Not Do

✕ No Executive Perquisites

We generally do not offer perquisites or other personal benefits to our executive officers, including our NEOs. Our executive officers, including our NEOs, participate in our health and welfare benefit programs on the same basis as all our employees.

✕ No Contribution to Retirement Plans

Other than our Section 401(k) retirement savings plan, which is generally available to all U.S. employees, we do not offer defined benefit or contribution retirement plans or arrangements or nonqualified deferred compensation plans or arrangements for our management team, including our NEOs. We also do not provide a Company matching contribution to our Section 401(k) retirement savings plan to any executive officer, including our NEOs or other employees.

✕ Prohibition on Hedging and Pledging

Our employees, including our management team, our NEOs, and the members of our Board, are prohibited from speculating in our equity securities, including the use of short sales, or any equivalent transaction involving our equity securities and from engaging in any hedging or pledging transactions with respect to our equity securities.

✕ No Excise Tax Gross Ups

We do not provide excise tax gross ups on change-in-control payments.

Elements of Our Executive Compensation Program

Compensation Philosophy and Guiding Principles

We have designed our ECPs to reward our executive officers, including our NEOs, at a level consistent with our overall business strategy and financial performance and to provide remuneration sufficient to attract, retain and motivate them to contribute their best efforts in the highly competitive technology and consumer-oriented environments in which we operate. We have also designed our ECPs to reward our executive officers, including our NEOs, for superior performance. We believe that competitive compensation packages consisting of a combination of base salaries, annual cash bonus opportunities, and long-term incentive compensation opportunities in the form of equity awards that are earned over a multi-year period, enable us to attract top talent, motivate effective short-term and long-term performance and satisfy our retention objectives. As an overarching objective, we seek to design each pay element to align the compensation of our executive officers, including our NEOs, with our corporate performance and long-term value creation for our stockholders. That principle has guided the design of both the annual and long-term incentive compensation of our executive officers, including our NEOs.

The Compensation Committee reviews and analyzes market trends and the prevalence of various compensation delivery vehicles and adjusts the design and operation of our executive compensation program as it deems necessary and appropriate. While the Compensation Committee considers these factors in its deliberations and places no formal emphasis on any one factor in its overall compensation strategy, our annual executive bonus plan ("**Executive Bonus Plan**") and performance-based equity awards do assign values to specific performance metrics. As previously mentioned, the Compensation Committee considers the outcome of the Say-On-Pay vote in deciding whether to take any action as a result of the vote and when making future compensation decisions regarding our NEOs. Annual Say-On-Pay votes serve as a tool to help the Compensation Committee evaluate the alignment of our executive compensation programs with the interests of the Company and our stockholders. A substantial majority of our stockholders (97.3% of the votes cast by stockholders of Class A common stock and Class B common stock, voting together) approved the compensation of our NEOs for 2024 described in our proxy statement

for the 2025 Annual Meeting of Stockholders. The Compensation Committee views this level of stockholder support as an affirmation of our current pay philosophy and, as a result, no significant substantive changes were made to the structure of our executive compensation programs for 2025.

The Compensation Committee will continue to evaluate our compensation philosophy and program objectives as circumstances merit. At a minimum, we expect the Compensation Committee to review our executive compensation program annually and update it as deemed necessary and appropriate.

Compensation Elements

The primary elements of our executive compensation program are: (i) base salary, (ii) annual cash bonus opportunities, and in the case of Mr. Jahnke, annual sales commissions and (iii) long-term incentive compensation opportunities in the form of equity awards subject to multi-year performance periods and/or vesting. The table below shows each major pay element and the role of and the factors for determining the amount of each element. Percentages in the table below are the averages of pay components at target levels for our NEOs, including our CEO.



Compensation Element	What This Element Rewards	Purpose and Key Features of Element
Base salary **28%**	Individual performance, level of experience, expected future performance and contributions.	Provides competitive level of fixed compensation determined by the market value of the position, and the qualifications, experience and performance expectations of each executive officer and each position. Competitive base salaries enable us to attract, reward, and retain a stable and highly qualified management team.
Annual cash bonus **39%**	Achievement of pre-established corporate and individual performance objectives.	Motivate our executive officers to achieve, during the fiscal year, (i) short-term financial and operational performance objectives, and (ii) individual performance objectives. Performance levels are established to motivate our executive officers to achieve or exceed performance objectives.
Long-term incentives **33%**	Corporate and individual performance that enhance long-term stockholder value. Vesting requirements promote retention of highly-valued executive officers.	Consists of annual (i) stock options and RSUs that vest over four years, based on continued service, and (ii) PSUs that are subject to both a performance-based vesting condition (as determined by the Compensation Committee) and a service-based vesting condition, each of which provides a variable "at risk" pay opportunity. Because the ultimate value of these equity awards is directly related to the market price of our Class A common stock, and the awards are subject to vesting over an extended period of time, they serve to focus our executive officers on the creation and maintenance of long-term stockholder value and help us attract, retain, motivate, and reward our executive officers.

2025 NEO Compensation at a Glance



Our executive officers also participate in the standard employee benefit plans available to most of our employees. In addition, our executive officers are eligible for post-employment payments and benefits under certain circumstances (severance and change in control payments and benefits). Each of these compensation elements is discussed in detail below, including a description of each element and how it fits into our overall executive compensation program and a discussion of the amounts of compensation paid to our executive officers, including our NEOs, in 2025 under each of these elements.

Base Salary

We believe that a competitive base salary is a necessary element of our executive compensation program, so that we can attract and retain a stable and highly qualified management team. Base salaries for our executive officers are intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for talent, and to maintain internal parity across our executive team.

Generally, the Compensation Committee takes into consideration peer market data provided by its independent compensation consultant, Compensia, the recommendations of our CEO, as well as the factors described in "Compensation Setting Process" below in setting our executive officers' including our NEOs' base salaries. We establish the initial base salaries of our executive officers through arm's-length negotiation at the time we hire such executive officer, considering the position, responsibilities, qualifications, experience and the base salaries of our other executive officers with similar performance and tenure. The Compensation Committee reviews the proposed base salaries for appointed executive officers at the time of offer or promotion and thereafter, on an annual basis, the Compensation Committee reviews the base salaries of our executive officers, including our NEOs.

Annual Cash Bonuses

Our executive officers, including our NEOs, are participants in our annual Executive Bonus Plan, pursuant to which we generally use annual cash bonus opportunities, which are based on the achievement of pre-established corporate and individual performance objectives, to motivate participants to achieve our short-term financial and operational objectives while making progress towards our longer-term growth and other goals. Consistent with our executive compensation philosophy, these annual cash bonuses are intended to help us deliver a competitive target total direct compensation opportunity to our executive officers.

The Compensation Committee determines annual cash bonus target opportunities for the CEO, the NEOs and the other participants in our Executive Bonus Plan based upon peer group companies with annual revenues between $291 million to $2.7 billion with the goal to ensure that the Company remains competitive with the compensation received by other individuals in similar positions at the companies with which we compete for talent, and to maintain internal parity across our executive team. Such determinations are subject to adjustment in certain circumstances, such as mid-year changes in base salary and leaves of absence. Overall funding of the bonus pool is generally determined by reference to corporate performance metrics, but the Compensation Committee can, at its discretion, adjust individual participants' bonuses, based on each participant's individual performance with the recommendation from our CEO (except with respect to his own bonus). Individual performance goals for each participant are generally identified by the Compensation Committee at the beginning of the year in discussions with our CEO (except with respect to his own performance goals). These goals may be quantitative or qualitative in nature, depending on the organizational priorities for a given year, and they typically focus on key departmental or operational objectives or functions. Most of these goals are intended to provide a set of common objectives that facilitate collaborative management and engagement, although participants could also be assigned individual performance goals.

On March 13, 2025, the Compensation Committee determined that an annual bonus plan was appropriate for 2025 in order to motivate participants to achieve our short-term financial and operational objectives while continuing to make progress towards our longer-term growth and other goals. The 2025 annual bonus plan was based on non-GAAP Operating Income as the sole corporate performance metric. The annual bonus payout based on 2025 non-GAAP Operating Income had a threshold level of payout of 0% and a maximum upside of up to 150% of target. In the case of Mr. Jahnke, his participation in the Executive Bonus Plan includes a combination of the Executive Bonus Plan and the GoPro Sales Incentive Plan as noted below.

The Compensation Committee believed the performance metric of non-GAAP Operating Income was appropriate for our business in 2025, as we continued to focus on our top and bottom line. The Compensation Committee established target performance levels that it believed to be attainable based upon the then-existing business environment, through the successful execution of our annual operating plan.

Long-Term Incentives/Equity Awards

We use long-term incentive compensation opportunities in the form of equity awards to motivate our executive officers, including our NEOs, by providing them with the opportunity to build an equity interest in GoPro and to share in the potential appreciation in the value of our Class A common stock.

Generally, in determining the size of the equity awards granted to our executive officers, including our NEOs, the Compensation Committee takes into consideration the recommendations of our CEO (except with respect to his own equity award), as well as the factors described in Compensation Setting Process, below. The Compensation Committee also considers the dilutive effect of our long-term incentive compensation practices, and the overall impact that these equity awards, as well as awards to other employees, may have on stockholder value.

Annual equity awards are granted to our executive officers, including our NEOs, in the form of (i) stock options, which represent the right to purchase shares of our Class A common stock at a price equal to the fair market value of our Class A common stock on the date of grant subject to time-based vesting; (ii) RSUs, which represent the right to receive shares of our Class A common stock subject to time-based vesting; and (iii) PSUs, which represent the right to receive shares of our Class A common stock subject to both achievement of one or more corporate performance metrics and time-based vesting. The proportion and mix of long-term equity vehicles (time-based stock options, RSUs, and PSUs) is determined by the Compensation Committee each year (see "Executive Compensation Decisions for 2025 – Long-Term Incentive Compensation" below). The Compensation Committee evaluates equity vehicles annually to determine which form, proportion and mix of equity best aligns executive incentives with the long-term interests of our stockholders. The Compensation Committee may also choose to utilize other performance-based equity vehicles.

On March 13, 2025, the Compensation Committee approved equity awards for our executive officers, including our NEOs. The "2025 RSUs" and "2025 PSUs" were approved for grants effective May 15, 2025, assuming continuous service by the participant through the approved grant date. Mr. Woodman, Mr. McGee, Ms. Saltman, Mr. Jahnke and Mr. Nakayama were approved for PSUs, while Mr. McGee, Ms. Saltman, Mr. Jahnke and Mr. Nakayama were also approved for RSUs. On May 7, 2025, the Compensation Committee approved equity awards of "2025 RSUs" and "2025 PSUs" for grant effective August 15, 2025 for Mr. Stephen in connection with Mr. Stephen's new role as Vice President, General Counsel and Corporate Secretary.

The 2025 RSUs vest over a four-year period, with 25% of the award vesting on each annual anniversary of the grant date, assuming the recipient's continuous service through each scheduled vesting date.

The 2025 PSUs were designed to be earned between 25% and 150% of a target number of shares based upon achievement of the annual performance metric: a threshold non-GAAP Operating Income to a maximum non-GAAP Operating Income hurdle. The threshold non-GAAP Operating Income hurdle for the 2025 PSUs, as discussed in the "Long-Term Incentive Compensation for NEO's" section below, represented a level of performance that the Compensation Committee believed our executive team could achieve with diligent effort in the then-existing business environment. The 2025 PSU award was to be earned (if at all) based on satisfaction of the non-GAAP Operating Income threshold requirements. To the extent actually earned, the 2025 PSUs are subject to additional time-based vesting requirements, with one-third of the total number of shares earned under each 2025 PSU award vesting on the initial vesting date of February 15, 2026 and an additional one-twelfth of the total number of shares earned vesting quarterly thereafter, contingent upon the recipients continuous service to GoPro through each scheduled vesting date.

Upon the departure of Mr. Nakayama and Ms. Saltman, effective December 31, 2025 and May 23, 2025, respectively, all of their outstanding unvested RSU and PSU awards and unvested stock options were immediately forfeited in their entirety for no consideration. Vested stock options remained outstanding for the standard 3-month post-termination exercise grace period.

Retention Bonus

In October 2024, the Compensation Committee approved a retention bonus for Mr. Nakayama, agreed upon with Mr. Nakayama in November 2024, in the amount of $300,000 (the "**Retention Bonus**"). The Retention Bonus was awarded given the critical role Mr. Nakayama's engineering leadership was expected to play in the 2025 fiscal year. The payment of the Retention Bonus awarded to Mr. Nakayama was divided into three equal payments in 2025 and contingent upon remaining an employee of the Company in good standing through each of the payment dates. The Retention Bonus was paid in the following installments: $100,000 on January 31, 2025, $100,000 on July 3, 2025, and $100,000 on December 31, 2025.

Welfare and Health Benefits

We maintain a tax-qualified retirement savings plan under Section 401(k) of the Internal Revenue Code for our U.S. employees, including our executive officers, who satisfy certain eligibility requirements, including requirements relating to age and length of service, that provides them with an opportunity to save for retirement on a tax-advantaged basis. We intend for this plan to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until distributed from the plan. Under the plan, pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. All participants' interests in their deferrals are 100% vested when contributed to this plan. Globally, we maintain retirement programs for our non-US employees where applicable. We do not provide a company match to our Section 401(k) plan for any participant, including our employees, NEOs or any other participants whose compensation is subject to Compensation Committee oversight.

In addition, we provide certain other health and welfare benefits to our executive officers, including our NEOs, on the same basis as all our full-time employees. These benefits include health, dental and vision benefits, health and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, basic life insurance coverage and discretionary time-off. We do not offer our employees a non-qualified deferred compensation plan, a defined benefit pension plan or an actuarial plan.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices, the competitive market and our employees' needs.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant element of our executive compensation program. Accordingly, we do not provide perquisites or other personal benefits to our executive officers, including our NEOs, except in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment and retention purposes. During 2025, none of our NEOs received perquisites or other personal benefits that were, in the aggregate, valued at $10,000 or more. In the future, we may provide perquisites or other personal benefits to our executive officers where we believe it serves a sound business purpose. We do not expect that any future perquisites or other personal benefits will be a significant aspect of our executive compensation program. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Compensation Committee.

Further Considerations for Setting Executive Compensation

Compensation-Setting Process

Role of the Compensation and Leadership Committee

The Compensation Committee is responsible for establishing our overall compensation philosophy and reviewing and approving our executive compensation program, including the specific compensation of our executive officers, including our NEOs. The Compensation Committee has the authority to retain special counsel and other advisors, including compensation consultants, to assist in carrying out its responsibilities to determine the compensation of our executive officers including our CEO and other NEOs. Such authority includes the authorization and power to make all determinations regarding the engagement, fees and services of any such advisor reporting directly to the Compensation Committee. As noted previously, in 2025 the Compensation Committee retained Compensia, an independent compensation consulting firm, to assist with its responsibilities, as further discussed below. The Compensation Committee's authority, duties, and responsibilities are described in its charter, which is reviewed annually and updated as warranted. The Compensation Committee charter is available on our investor relations website.

In determining our overall compensation philosophy and approving the compensation of our executive officers, including our NEOs, the Compensation Committee is assisted by Compensia, as well as our CEO, and our executive compensation staff to formulate recommendations with respect to specific compensation actions. In determining the overall compensation setting philosophy and approving the compensation of our CEO, the Compensation Committee is assisted by Compensia and our executive compensation staff to formulate recommendations with respect to the CEO's compensation. The Compensation Committee makes all final decisions regarding compensation for our executive officers and CEO, including base salary levels, target annual cash bonus opportunities, actual cash bonus payments, and long-term incentive compensation opportunities in the form of equity awards that are earned and/or vest over a multi-year period. The Compensation Committee meets on a regularly scheduled basis and at other times as needed and periodically reviews compensation matters with the Board.

Annually, the Compensation Committee reviews our executive compensation program, including any incentive compensation plans and arrangements, to assess whether our compensation elements, actions and decisions (i) are properly coordinated, (ii) are aligned with our vision, mission, values and corporate goals, (iii) provide appropriate short-term and long-term incentives for our executive officers, (iv) achieve their intended purposes and (v) are competitive with the compensation of executives in comparable positions at the companies with which we compete for executive talent. Following this assessment, the Compensation Committee may make any necessary or appropriate modifications to our existing plans and arrangements or adopt new plans or arrangements.

The Compensation Committee also conducts an annual review of our executive compensation strategy to ensure that it is appropriately aligned with our business strategy and achieving our desired objectives. Further, the Compensation Committee reviews market trends and changes in competitive compensation practices, as described below.

The factors considered by the Compensation Committee in determining the compensation of our executive officers, including our NEOs, include:

- the recommendations of our CEO (except with respect to his own compensation), with the advice of our executive compensation staff;

- our financial and other objective elements of corporate performance;

- our corporate and individual achievements measured against short-term and long-term performance objectives;

- the individual performance of each executive officer against his or her business objectives;

- a review of the relevant competitive market analysis prepared by its compensation consultant (as described below);

- the expected future contribution of the individual executive officer;

- historical compensation decisions we have made regarding our executive officers; and

- internal pay equity based on the impact on our business and performance.

The Compensation Committee does not weigh these factors in any predetermined manner, nor does it apply any formulas in making its decisions. The members of the Compensation Committee consider this information in light of their individual experience, knowledge of GoPro, knowledge of each executive officer, knowledge of the competitive market and business judgment in making their decisions regarding executive compensation and our executive compensation program.

As part of this process, the Compensation Committee evaluates the performance of our CEO each year and makes all decisions regarding his base salary adjustments, target annual cash bonus opportunities, actual cash bonus payments and long-term incentive compensation opportunities in the form of equity awards that are earned over a multi-year period. Our CEO is not present during any of the deliberations regarding his own compensation.

Role of our Chief Executive Officer

Our CEO works closely with the Compensation Committee in determining the compensation of our other executive officers, including our other NEOs. Our CEO works with the Compensation Committee to recommend the structure of the annual Executive Bonus Plan, to identify and develop corporate and individual performance objectives for the annual Executive Bonus Plan, and to evaluate actual performance against the selected performance metrics.

At the beginning of each year, our CEO reviews the performance of our other executive officers, including our other NEOs, for the previous year, and makes recommendations to the Compensation Committee for each element of compensation. The Compensation Committee then reviews these recommendations and considers the other factors described above and makes decisions as to the target total direct compensation opportunity of each executive officer (other than our CEO), as well as each individual compensation element.

While the Compensation Committee will consider our CEO's recommendations, as well as the competitive market analysis prepared by its compensation consultant, these recommendations and market data serve as only two of several factors that the Compensation Committee considers in making its decisions with respect to the compensation of our executive officers. No executive officer participates in the determination of the amounts or elements of his or her own compensation.

Role of Compensation Consultant

Pursuant to its charter, the Compensation Committee has engaged Compensia based on its expertise and reputation to provide information, analysis and other assistance relating to our executive compensation program on an ongoing basis. The nature and scope of the services provided to the Compensation Committee by Compensia in 2025 included the following:

- research, analysis and development of a proposed updated compensation peer group;

- advice with respect to compensation best practices, regulatory developments and market trends for executive officers and the non-employee members of our Board;

- an analysis of long-term incentive equity practices currently used by our compensation peer group and advice with respect to the adjustment and design of our long-term incentive compensation plans;

- an analysis of the levels of overall compensation and each element of compensation for our executive officers;

- adjustment and design advice on our annual Executive Bonus Plan; and

- ad hoc advice and support throughout the year.

Compensia was also retained by the Nominating Committee in 2025 to conduct an analysis of the levels of overall compensation and each element of compensation for the independent non-employee members of the Board. Representatives of Compensia attend all meetings of the Compensation Committee and communicate with the Compensation Committee outside of meetings. Compensia reports to the Compensation Committee rather than to

management, although Compensia may meet with members of management, including our CEO, and members of our executive compensation staff, for purposes of gathering information on proposals that management may make to the Compensation Committee.

The Compensation Committee has assessed the independence of Compensia considering, among other things, the various factors as set forth in Exchange Act Rule 10C-1 and the enhanced independence standards and factors set forth in the applicable Nasdaq listing standards and has concluded that its relationship with Compensia and its respective work on behalf of the Compensation Committee has not raised any conflict of interest.

Compensation Peer Group

Given our unique history and business, market competitors and geographical location, the Compensation Committee believes that the competitive market for executive talent includes a broad range of publicly traded technology companies, including Internet-based consumer, product, and services companies. Accordingly, the Compensation Committee develops a compensation peer group to contain a carefully selected cross-section of public companies using the factors described below, with revenues and market capitalizations that are similar to ours and that may also compete in a similar market for executive talent.

Each year, in the fourth quarter, the Compensation Committee reviews its standards and benchmarks for setting executive compensation for our executive officers, including our NEOs, for the upcoming year. The Compensation Committee compares executive compensation elements such as base salary, annual bonus and equity factors against comparable data drawn from a group of peer companies. In October 2024, the Compensation Committee directed Compensia to review and update our existing compensation peer group to be used as a reference for market positioning and for assessing competitive market practices in connection with making 2025 executive compensation decisions. Compensia reviewed the pool of U.S.-based publicly traded companies, taking into consideration our industry sector, the size of such companies (based on revenues and market capitalization) relative to our size and growth rate, and the following additional factors:

- the comparability of the Company's primary sales channels, including via the Internet;

- the Company's consumer products, subscription and/or business services focus;

- the comparability of the Company's location and operating history, including revenue and market cap;

- the comparability of the Company's organizational complexities and growth attributes;

- the stage of the Company's maturity curve (which increases its likelihood of attracting the type of executive talent for whom we compete); and

- the comparability of the Company's operational performance (for consistency with our strategy and future performance expectations).

Following this review, Compensia recommended to the Compensation Committee a compensation peer group of 18 information technology and consumer-oriented companies, which the Compensation Committee subsequently approved. The peer companies were selected by targeting companies with revenues ranging from $291 million to

$2.7 billion and market capitalizations ranging from $50 million to $792 million, and identifying companies with similar consumer product and subscription businesses. The Compensation Committee reviewed the compensation data drawn from the compensation peer group to develop a representation of the "competitive market" specifically tailored to GoPro with respect to current executive compensation levels and related policies and practices. The Compensation Committee then evaluated how its contemplated compensation actions and decisions compared to the competitive market. The 2025 compensation peer group differs from the 2024 compensation peer group due to the removal of Acushnet Holdings, Alarm.com Holdings, Gogo, Snap One Holdings, Vista Outdoor, VIZIO Holdings, and YETI Holdings as their size and business model were no longer a suitable fit for comparison purposes. New additions included Duluth Holdings, Eastman Kodak Company, Johnson Outdoors, Sleep Number, Solo Brands, and Turtle Beach. The Compensation Committee believes the changes to the compensation peer group create better alignment with respect to key financial criteria and companies in comparable industries.

The companies comprising the 2025 compensation peer group were as follows:

Corsair Gaming	iRobot	Shutterstock	Traeger
Duluth Holdings	Johnson Outdoors	Sleep Number	Turtle Beach
Eastman Kodak Company	Movado Group	Solo Brands	Universal Electronics
Fossil Group	NETGEAR	Sonos	
Groupon	Peloton Interactive	Stitch Fix	

The Compensation Committee does not believe that it is appropriate to make compensation decisions regarding base salaries or short-term or long-term incentive compensation solely using benchmarking as guidance. The Compensation Committee, however, does believe that information regarding the compensation practices within our compensation peer group is useful in two respects. First, the Compensation Committee recognizes that our compensation policies and practices must be competitive in the marketplace. Second, this information is useful in assessing the reasonableness and appropriateness of individual executive compensation elements and of our overall executive compensation packages. For certain executive positions for which the peer group did not provide sufficient data, the Compensation Committee utilized data drawn from an industry compensation survey vendor for technology companies with revenues ranging from $500 million to $3 billion.

Other Compensation Policies

Compensation Recovery Policy

We maintain a Compensation Recovery Policy ("**CRP**") in compliance with Section 10D and Rule 10D-1 of the Exchange Act, as amended, and applicable Nasdaq listing standards. The CRP explains when the Company is required to seek recovery of incentive compensation awarded or paid to an executive officer, including our NEOs, or an employee of the Company whose compensation falls under the purview of the Compensation Committee (collectively referred to as a "**Covered Person**").

The CRP provides that in the event of a Restatement, as defined below, the Company will seek to recover, reasonably promptly, all recoverable incentive compensation (calculated on a pre-tax basis) received by a Covered Person during the applicable period (including those Covered Persons who are not executive officers at the time of the Restatement) unless the Compensation Committee determines it is impracticable to do so after exercising a

normal due process review of all the relevant facts and circumstances. Such recovery shall be made without regard to any individual's knowledge or responsibility related to the Restatement or the recoverable compensation. The Compensation Committee may, in its discretion, also undertake such recovery in the event any Covered Person has engaged in Misconduct (as defined in the CRP).

The Compensation Committee will not consider the Covered Person's responsibility or fault or lack thereof in enforcing the CRP with respect to all recoverable incentive compensation from any Covered Person. The Compensation Committee has sole discretion to administer the CRP and, subject to applicable law, may seek to recoup such recoverable incentive compensation by (i) requiring any Covered Person to repay such amount to the Company; (ii) an adjustment to future cash or equity-based compensation payments or awards; (iii) set-off of a Covered Person's other compensation; or (iv) such other means or combination of means as the Compensation Committee, in its sole discretion, determines to be permissible and appropriate; provided that any decisions with respect to the recoupment of the CEO's compensation are subject to ratification by the Board.

"Restatement" means an accounting restatement of any of the Company's financial statements filed with the SEC under the Exchange Act, or the Securities Act, due to the Company's material noncompliance with any financial reporting requirement under federal securities laws, regardless of whether Company or Covered Person's misconduct was the cause for such restatement. Restatement includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as "Big R" restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as "little r" restatements).

If the Company, in its sole discretion, concludes that a Covered Person has engaged in Misconduct as defined in the CRP, or was aware of or willfully blind to Misconduct that occurred in an area over which the Covered Person had supervisory authority, the Company may, at the direction of the Compensation Committee, seek recovery of all or a portion of the recoverable incentive compensation awarded or paid to the Covered Person for the applicable period in which the violation occurred. In addition, the Company may, at the direction of the Compensation Committee, conclude that any unpaid or unvested incentive compensation has not been earned and must be forfeited. The Company may seek recovery of recoverable incentive compensation even if the Misconduct did not result in an award or payment greater than would have been awarded or paid absent the Misconduct. In determining whether to seek recovery and the amount, if any, by which the payment or award should be reduced, the Compensation Committee may consider, among other things, the seriousness of the Misconduct, whether the Covered Person was unjustly enriched, whether seeking the recovery would prejudice the Company's interests in any way, including in a proceeding or investigation, and any other factors it deems relevant to the determination.

Equity Grant Policy

It is our policy to avoid the granting of equity awards close in time to the release of material non-public information, and we have adopted a written equity grant policy to specify the timing of the effectiveness of our equity awards to avoid such a situation. This policy, which we review annually and update as necessary, provides the following guidelines to be observed by the Compensation Committee and our Board in administering the grant of equity awards under our equity compensation plans:

- the Board has delegated to the Compensation Committee the express authority to administer our equity incentive plans including the authority to grant equity as authorized under the applicable and effective equity incentive plan;

- the Board has delegated to the Equity Management Committee (a committee consisting solely of our CEO) the non-exclusive authority to grant equity awards to employees below the level of executive staff vice president (i.e., employees who are not Section 16 officers and who are not listed as members of our management team in the investor relations section of our website) where the awards fall within standard guidelines approved by the Compensation Committee and subject to a limitation on the number of shares of our Class A common stock that may be granted in any year;

- equity awards approved by the equity management committee will be periodically granted on the 15th day of February, May, August or November;

- all equity awards granted outside the Equity Management Committee guidelines or to our employees at or above the level of vice president who serve on our executive staff must be approved by the Compensation Committee; and

- all equity awards to the non-employee members of our Board will be granted automatically in accordance with the terms of our Director Compensation Policy.

Under our equity plans, the exercise price of any option to purchase shares of our Class A common stock may not be less than the fair market value (based on the market closing price) of our Class A common stock on the date of grant.

Stock Ownership Guidelines

The Company maintains stock ownership guidelines to better align the interests of our CEO, President, our Chief Operating Officer, our Chief Financial Officer, our other Section 16 Officers, and our non-employee directors with the interests of our stockholders. Pursuant to the stock ownership guidelines, our CEO is to achieve ownership of our common stock valued at five times his annual base salary within five years of becoming Chief Executive Officer. Our President, Chief Operating Officer, Chief Financial Officer and other Section 16 Officers are to achieve ownership of our common stock valued at twice their annual base salary within five years of becoming subject to the policy. Our non-employee directors are to achieve ownership of our common stock valued at five times the amount of the annual retainer payable to directors within five years of joining our Board. The ownership levels of our directors and

executive officers as of March 31, 2026 are set forth in the beneficial ownership tables elsewhere in this Proxy Statement.

Derivatives Trading and Hedging and Pledging Policies

The Company's Insider Trading Policy prohibits our employees, including our executive officers, and members of our Board from speculating in our equity securities, including the use of short sales or any equivalent transaction involving our equity securities. In addition, they may not engage in any other hedging, pledging or monetization transactions or trading on margin and other similar or related arrangements, with respect to the Company's securities that they hold. Finally, no employee, including an executive officer, or member of our Board may acquire, sell, or trade in any interest or position relating to the future price of our equity securities.

Rule 10b5-1 Sales Plans

We maintain an Insider Trading Policy in compliance with the Exchange Act and applicable Nasdaq listing requirements. From time to time, certain of our directors and executive officers, including our NEOs have adopted written plans, known as Rule 10b5-1 plans, in which they have contracted with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from the director or executive officer. The director or executive officer may amend or terminate the plan in some circumstances. The adoption, amendment, termination and certain other actions with respect to Rule 10b5-1 plans must comply with the terms of GoPro's Insider Trading Policy, which was amended as of August 14, 2025.

Frequency of Say-on-Pay Advisory Vote

At our 2021 annual meeting of stockholders, our stockholders selected "annually" as the frequency at which stockholders will vote on a non-binding advisory basis to approve the compensation to be paid by us to our NEOs. After careful consideration, the Nominating Committee and Board recommended and approved that future non-binding advisory votes on compensation of our NEOs be held on an annual basis, beginning at the 2022 annual meeting of stockholders. The Board believes holding an annual non-binding advisory vote is desirable because it provides immediate and direct input from our stockholders on the compensation policies and practices as disclosed in the proxy statement every year. This policy will remain in effect until the next stockholder vote on the frequency of stockholder advisory votes on the compensation of our NEOs, expected to be held at our 2027 annual meeting of stockholders.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to certain covered current and former executive officers for a taxable year.

While the Compensation Committee considers the income tax consequences of its compensation actions and decisions, it reserves the right to award compensation to executive officers, including our NEOs, even if the compensation will not be deductible for federal income tax purposes if it determines that doing so is in the best interests of GoPro and its stockholders.

Accounting for Stock-Based Compensation

The Compensation Committee considers the potential accounting treatment in designing compensation plans and arrangements for our executive officers and other employees. Chief among these is FASB ASC Topic 718, the standard which governs the accounting treatment of stock-based compensation awards.

FASB ASC Topic 718 requires us to recognize the grant date fair value of all share-based payment awards to employees in our financial statements, including grants of options to purchase shares of our Class A common stock as well as RSUs and PSUs that may be settled for shares of our Class A common stock.

FASB ASC Topic 718 also requires us to recognize the compensation cost of our share-based payment awards in our income statement over the period that an employee, including our executive officers, is required to render service in exchange for the award (which, generally, will correspond to the award's vesting schedule).

Compensation-Related Risks

The Board is responsible for the oversight of our risk profile, including compensation-related risks. The Compensation Committee monitors our compensation policies and practices as applied to our employees to ensure that these policies and practices do not encourage excessive and unnecessary risk-taking. Annually, our Compensation Committee conducts a review of our compensation programs, including our executive compensation program, and, based on this review, has determined that the level of risk associated with these programs is not reasonably likely to have a material adverse effect on the Company.

Executive Compensation Decisions for 2025

Base Salary

In March 2025, the Compensation Committee approved the CEO's base salary of $850,000, which is the same as his base salary for 2024, with such approval effective January 1, 2025. In March 2025, the Compensation Committee also reviewed the base salaries for Mr. McGee, Ms. Saltman, Mr. Jahnke and Mr. Nakayama after reviewing a competitive market analysis prepared by Compensia, the performance of these NEOs as evaluated by our CEO and other factors described in "Compensation Setting Process" above. At that time, the Compensation Committee determined to maintain each NEO's base salary at their 2024 levels. The Compensation Committee approved the 2025 base salary of $730,000 for Mr. McGee, $489,000 for Ms. Saltman, $449,500 for Mr. Jahnke and $510,000 for Mr. Nakayama, with such approval effective January 1, 2025. In May 2025, the Compensation Committee approved the 2025 base salary of $380,000 for Mr. Stephen in connection with Mr. Stephen's new role as Vice President, General Counsel and Corporate Secretary.

The base salaries of our NEOs during 2025 are set forth in the "2025 Summary Compensation Table" below.

2025 Base Salary of our Chief Executive Officer

Our CEO voluntarily agreed to waive his base salary, effective March 19, 2025 for the remainder of the year ending December 31, 2025, in order to contribute to the Company's operating expense reduction for 2025. Accordingly, Mr. Woodman and GoPro entered into a waiver agreement (the "**Waiver Agreement**"), which reflected the foregoing decision (the "**Salary Waiver**"), and provided that his base salary would not be increased in 2025 without consent of the Board, that he has no entitlement to or expectation of a reversal of the Salary Waiver or other gross-up or true-up of or increase in his base salary for 2025, and that he waives "good reason" under his employment agreement in connection with the Salary Waiver and the associated adverse effects on the level of his participation in certain of our Company's benefit plans for 2025.

Annual Cash Bonuses

In March 2025, the Compensation Committee approved annual cash bonus opportunities for our executive officers, including our NEOs under the 2025 Executive Bonus Plan. The Compensation Committee selected non-GAAP Operating Income as the performance metric for the 2025 annual cash bonus opportunities for our executive officers, and also established the related threshold and target payout levels for the metric of 0% at threshold to a maximum payout of 150% of the target bonus opportunity outlined in column D of the table in the "Target Bonus Opportunities" section below.

Under the 2025 Executive Bonus Plan, the performance metrics involving our financial results could be determined in accordance with GAAP, or such financial results could consist of non-GAAP financial metrics, subject to adjustment by the Compensation Committee for one-time items or unbudgeted or unexpected items when determining whether the target levels for the performance metrics had been met. A reconciliation of the differences to the most comparable GAAP financial metrics is provided in "Appendix C: Reconciliation of GAAP to Non-GAAP Financial Measures".

Individual payouts of between 0% and 150% of funded bonuses (with the aggregate individual payouts not to exceed the overall funding level of the plan itself) would also reflect individual performance, based on a review of each executive officer's, including each NEO's, actual performance during the year as determined by our Compensation Committee.

Target Bonus Opportunities

As noted above in the Annual Cash Bonuses section, the target annual cash bonus opportunities for each of our NEOs under the 2025 Executive Bonus Plan, expressed as a percentage of his or her annual base salary, were set by our Compensation Committee as follows:

Column A	Column B	Column C	Column D
Named Executive Officer	Annual Base Salary ($)	Target Bonus Opportunity (as a percentage of base salary) (%)	Target Bonus Opportunity ($)
Nicholas Woodman [1]	850,000	200	1,700,000
Brian McGee	730,000	100	730,000
Dean Jahnke [2]	449,500	75	337,125
Jason Stephen	380,000	60	228,000
Vince Nakayama	510,000	75	382,500
Eve Saltman	489,000	75	366,750

[1] Mr. Woodman's Annual Base Salary was waived effective March 19, 2025 and as disclosed in an 8-K filing on March 25, 2025. Mr. Woodman remained eligible to receive an annual cash bonus based upon his Annual Base Salary of $850,000.

[2] Mr. Jahnke's target bonus opportunity (as a percentage of base salary) includes a split reflecting 50% on the Executive Bonus Plan and 25% on the GoPro sales incentive plan.

The target bonus opportunities of our NEO's were determined based on competitive market analysis prepared by Compensia, the performance of these NEOs as evaluated by our CEO and the factors described in the "Compensation Setting Process" section above.

Corporate Performance Objectives

For purposes of the 2025 Executive Bonus Plan, the Compensation Committee selected non-GAAP Operating Income as the sole corporate performance measure, corresponding to a plan funding level of between 0% and 150%, based on our actual performance between threshold, target and maximum performance levels. The financial performance metric target non-GAAP Operating Income is based on our annual operating plan. The weighting of this performance measure in 2025 based on the full year was 100%. The Compensation Committee chose this metric to prioritize top and bottom line growth. The 2025 Executive Bonus Plan would fund at 0% for actual performance at or below the threshold level, and would fund between 0% and 150% as determined by calculating on a straight-line basis between the respective threshold and target and maximum percentages. The Compensation Committee established target performance levels at levels that it believed to be challenging, but attainable, through the successful execution of our annual operating plan. The target levels for the 2025 corporate performance measures were 100% of non-GAAP Operating Income.

The threshold and target levels of achievement for the corporate performance metric and its respective plan funding percentages, with the actual plan funding percentage with respect to the metric to be determined independently were as follows:

2025 Annual Bonus Metrics

Company Performance Component[1]		Threshold	Target	Maximum
Non-GAAP Operating Income [2] (100%)	Level of Attainment	$9,000	$28,167	$33,400
	Component Funding	0%	100%	150%

[1] All levels of attainment between the threshold and target or between the target and maximum were subject to linear interpolation in order to determine the component funding percentage.

[2] Non-GAAP Operating Income excludes stock compensation expenses, intangible charges, and other one-time charges as appropriate but includes bonus expense (including bonus payments under the 2025 Executive Bonus Plan). A reconciliation of the differences to the most comparable GAAP financial measure is provided in "Appendix C: Reconciliation of GAAP to Non-GAAP Financial Measures".

After the overall level of funding under the 2025 Executive Bonus Plan was determined (between 0% and 150%), our Compensation Committee had the ability to apply discretion based on its assessment of individual performance, ranging from 0% to 150% of individual targets, provided that the aggregate bonus payouts under the 2025 Executive Bonus Plan could not exceed the overall level of funding of the plan itself. Notwithstanding any other provision herein to the contrary, no participant may receive a bonus payment of more than $10 million under the 2025 Executive Bonus Plan during any year. In 2025, the Compensation Committee did not make any adjustment based on individual performance to any award payouts to any executive officer or NEO.

2025 Performance Results and Bonus Decisions

In February 2026, the Compensation Committee determined that, based on actual 2025 Full Year performance, non-GAAP Operating Income results were below threshold and therefore, resulted in no bonus payout for the Full Year Bonus Target.

Executive Full Year Bonus Attainment and Payout

Metric	% of Attainment	Weighted Total Payout as % of Target
Non-GAAP Operating Income	0%	0%
Actual Payout		0%

The resulting level of aggregate payout for the full year bonus was 0%.

Long-Term Incentive Compensation

Equity Awards for Named Executive Officers

In 2025, the Compensation Committee reviewed and evaluated an analysis prepared by Compensia describing the various long-term equity incentive vehicles used by the companies in our peer group and determined that designing a long-term incentive compensation program using a mix of 60% RSUs and 40% PSUs would be the best approach for us to attract and retain key talent in our industry and align our executive officers' interests with the long-term interests of our stockholders. The PSU award would be earned only if the Compensation Committee determined

that the "Threshold non-GAAP Operating Income Hurdle" had been achieved. The Threshold non-GAAP Operating Income Hurdle for the 2025 PSUs represented a level of performance that the Compensation Committee believed our executive team could achieve with diligent effort in the then-existing business environment. If the Compensation Committee determined that the Threshold non-GAAP Operating Income Hurdle had not been achieved, none of the shares subject to the applicable performance metric would be earned and vest. If the performance metric was not achieved, then the PSUs would be immediately cancelled in full without consideration.

Executive PSU Award Metric

Company Performance Target		Threshold	Target	Maximum
Non-GAAP Operating Income	Level of Attainment	$1,000	$11,000	$21,000
	Component Vesting	25%	100%	150%

In 2025, the Compensation Committee granted our NEOs PSU awards that may be settled in shares of our Class A common stock. In addition, our NEOs, other than our CEO, were granted RSU awards that may be settled in shares of our Class A common stock. The amount of these awards were determined based on a competitive market analysis prepared by Compensia, the performance of these NEOs as evaluated by our CEO, their expected long-term contributions to GoPro and the factors described in "Compensation Setting Process" above.

In February 2026, the Compensation Committee determined that, based on actual 2025 full year performance, the non-GAAP Operating Income performance levels were below the threshold performance level, and, therefore, the PSU awards had not been earned and were subsequently forfeited for no consideration.

The equity awards granted to our NEOs in 2025 are set forth in the "2025 Summary Compensation Table" and the "2025 Grants of Plan-Based Awards Table" below.

Severance and Change in Control Arrangements

Employment Arrangements

We have entered into written employment offer letters with each of our executive officers, including our CEO and our other NEOs. Each of these arrangements were approved by the Board or the Compensation Committee.

In entering into these arrangements, the Board or the Compensation Committee, as applicable, was aware that it would be necessary to recruit candidates with the requisite experience and skills to manage a growing business in a dynamic and ever-changing environment. Accordingly, the Board or the Compensation Committee, as applicable, recognized that it would need to develop competitive compensation packages to attract qualified candidates in a highly-competitive labor market. At the same time, the Board or the Compensation Committee, as applicable, was sensitive to the need to integrate new executive officers into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

Each of these employment arrangements provides for "at will" employment and sets forth the initial or ongoing compensation arrangements for the NEO, including an initial or ongoing base salary, a target annual cash bonus opportunity, and, in some instances, a recommendation for an equity award in the form of stock options, RSUs, and/or PSUs.

For a summary of the material terms and conditions of the employment arrangements with each of our NEOs, see "Change in Control Arrangements with Our Named Executive Officers" below.

Change in Control and Severance Policy

In January 2014, we adopted a Change in Control and Severance Policy, with payments and benefits triggered by a qualifying termination of employment in the event of a change in control of the Company applicable to our executive officers, including our NEOs and certain other employees, pursuant to which each individual entered into a written agreement governing such situations. We believe that the severance policy serves several objectives. First, it eliminates the need to negotiate separation payments and benefits on a case-by-case basis. Second, it helps assure an executive officer that his or her severance payments and benefits are comparable to those of other executive officers with similar levels of responsibility and tenure. Third, it incentivizes our executive officers to remain employed and focused on their responsibilities during the pendency or negotiation of a change in control transaction, which we believe would help to preserve our value and the potential benefit to be received by our stockholders in the transaction. Finally, the Change in Control and Severance Policy is easier for us to administer than individually negotiated severance agreements, as it requires less time and expense in negotiation and execution.

The agreements with our executive officers, including each of our NEOs (other than our CEO) require us to provide certain payments and benefits upon a qualifying termination of employment, which includes a termination of employment without cause or where the NEO resigns with good reason, within the three months preceding or 12 months following a change in control of our company. The receipt of these payments and benefits is contingent upon the NEO's execution, delivery, and non-revocation of a release and waiver of claims satisfactory to us following the NEO's separation from service. In addition, for six months following the termination of employment, and as a condition to the payments and benefits, the NEO must cooperate with any transition efforts that we request and must not disparage us, or our directors, officers or employees. As noted in the following paragraph, our CEO, is no longer a party to this type of agreement.

We entered into an employment letter with Mr. Woodman in June 2014, the terms of which supersede in their entirety the change in control and severance agreement he executed in January 2014. This employment letter sets forth the post-employment compensation arrangements for Mr. Woodman in the event of a qualifying termination of employment in connection with a change in control of GoPro.

For descriptions of the change in control severance arrangements with each of our NEOs, including an estimate of the amount payable upon a qualifying termination of employment, see "Change in Control Arrangements with Our Named Executive Officers" below.

Executive Severance Policy

Subject to executing a written agreement setting forth the terms and conditions of the Executive Severance Policy, our senior leadership team, including all of our NEOs (other than our CEO) and all our employees with the title of Vice President may receive payments and benefits under our Executive Severance Policy.

Under the Executive Severance Policy, if a participant undergoes a qualifying termination of employment (as defined in the Executive Severance Policy) and executes an irrevocable general release of claims in favor of GoPro within 60 days following such qualifying termination of employment, we will provide the participant the following severance payments and benefits (in addition to compensation and benefits earned by the participant but not yet paid through the termination date):

- *Cash Severance.* We will pay the participant a cash lump sum equal to 12 months of the participant's base salary (less applicable deductions and withholding), as in effect immediately prior to the participant's termination by GoPro or, in the case of voluntary termination by the participant with "good reason" (as defined in the policy), immediately prior to the occurrence of the event constituting good reason.

- *COBRA Payments.* Subject to the participant timely electing coverage in accordance with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("**COBRA**"), we will continue to pay the employer portions of such insurance premiums for the participant and/or his or her eligible dependents, for up to 12 months following the participant's termination. Such COBRA subsidies will cease, however, if a participant becomes eligible for comparable group medical, dental and/or vision insurance coverage under the plan(s) of a subsequent employer, or if the participant otherwise ceases to be eligible to receive COBRA coverage under our plan(s), before the end of the 12-month period.

If the participant is or becomes eligible to receive any other cash severance payments and benefits from us comparable to those described in the "Cash Severance" paragraph above, including under a "double-trigger" arrangement in connection with a change in control of GoPro (such as under our Change in Control and Severance Policy), the participant will receive the greater of the payments and benefits under the Executive Severance Policy or under the other arrangement (such as the Change in Control and Severance Policy).

Finally, participants in the Executive Severance Policy are required to agree that, during the six-month period following their cessation of employment, they will cooperate with us in every reasonable respect, use their best efforts to assist us with the transition of their duties to their successors and not in any way or by any means disparage GoPro, the members of our board or our officers and employees.

For descriptions of the severance arrangements with each of our NEOs, including an estimate of the amount payable upon a qualifying termination of employment, see "Change in Control Arrangements with Our Named Executive Officers" below.

REPORT OF THE COMPENSATION AND LEADERSHIP COMMITTEE

This report of the Compensation and Leadership Committee ("**Compensation Committee**") is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Our Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the Compensation Committee recommended to our Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2025.

Submitted by the Compensation and Leadership Committee

Susan Lyne, Chair
Emily S. Culp Hogue
Miguel A. Lopez Ben

EXECUTIVE COMPENSATION TABLES

2025 Summary Compensation Table

The following table provides information concerning compensation awarded to, earned by or paid to each of our NEOs for 2025, 2024 and 2023.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)	Total ($)
Nicholas Woodman	2025	202,692	569,623	—	0	0	772,315
Chief Executive Officer	2024	850,000	1,519,938	—	0	176 [5]	2,370,114
	2023	850,000	4,239,108	—	586,500	535 [4]	5,676,143
Brian McGee[10]	2025	730,000	455,698	—	0	0	1,185,698
Executive Vice President, Chief Financial Officer and Chief Operating Officer	2024	730,000	688,475	—	106,434	176 [5]	1,525,085
	2023	730,000	2,067,858	—	503,700	384 [4]	3,301,942
Dean Jahnke	2025	449,500	227,849	—	111,395	0	788,744
Senior Vice President, Global Sales & Channel Marketing	2024	449,500	315,109	—	143,678 [6]	176 [5]	908,463
	2023	449,500	878,835	—	260,066	434 [4]	1,588,835
Jason Stephen Senior Vice President, General Counsel & Corporate Secretary	2025	362,296	265,396	—	0	270 [9]	627,962
Vince Nakayama[11] Senior Vice President, Engineering	2025	792,586	227,849	—	300,000	510,450 [7]	1,830,885
Eve Saltman[12]	2025	206,885	—	—	—	489,000 [8]	695,885
Chief Legal Officer, Secretary and Chief Compliance Officer, Senior Vice President, Corporate & Business Development	2024	489,000	315,109	—	53,472	176 [5]	857,757
	2023	489,000	878,835	—	253,058	461 [4]	1,621,354

[1] The amounts reported in this column represent the aggregate grant date fair value of the RSUs or PSUs, as applicable, made to each NEO in 2025, 2024, and 2023 computed in accordance with FASB ASC Topic 718 and excluding the effect of estimated forfeitures. For all three years, PSUs were included in the mix of equity awards granted to our NEOs and are included in the "Stock Awards" column in the table above, along with time-based RSUs. The performance metrics selected for the PSUs in each year were based solely on internal Company goals for a single fiscal year (FY 2023 (profitability and subscriptions), FY 2024 (non-GAAP Operating Loss), FY 2025 (non-GAAP Operating Income) and, as such, the PSUs were determined to be performance awards under FASB ASC Topic 718.

The grant date fair value for both time-based RSU and PSU awards was determined to be equal to the closing price of our Class A common stock on the date of grant.

The number of PSUs that ultimately vest, if any, depends on whether the Company achieves certain levels of performance with respect to the designated performance measures. The grant date fair values of the PSUs included in this column are based on payouts at target, which we determined, in accordance with the applicable stock-based compensation accounting rules, to be the probable levels of achievement of the performance goals related to those awards at the time of grant. The table below shows the grant date fair value of the PSUs granted during fiscal 2025, assuming that: (i) our performance with respect to those performance measures will be at target levels (i.e., probable performance); and (ii) our performance with respect to those performance measures will be at levels that would result in a maximum payout.

Note that the amounts reported in this column and the table below reflect the accounting cost for these RSUs or PSUs, as applicable, and do not correspond to the actual economic value that may be received by the NEO.

Name	Fiscal Year of Grant	Grant Date Fair Value (Target/Probable Performance) ($)	Grant Date Fair Value (Maximum Performance) ($)
Nicholas Woodman	2025	569,623	854,434
Brian McGee[10]	2025	182,279	273,419
Dean Jahnke	2025	91,139	136,709
Jason Stephen	2025	101,887	152,831
Vince Nakayama[11]	2025	91,139	136,709
Eve Saltman[12]	2025	—	—

[2] The amounts reported in this column represent the aggregate grant date fair value of option awards made to each NEO in 2025, 2024, and 2023 computed in accordance with FASB ASC Topic 718 and excluding the effect of estimated forfeitures. Note that the amounts reported in this column reflect the accounting cost for these options and do not correspond to the actual economic value that may be received by the NEO.

[3] The amounts reported for fiscal 2025, 2024, and 2023 for Messrs. Woodman, McGee, Jahnke, Stephen and Nakayama and Ms. Saltman represent the aggregate annual performance-based cash incentives earned in each fiscal year pursuant to the GoPro Executive Bonus Plan for the applicable year and based upon the achievement of certain company metrics and the Compensation Committee's determination of individual and overall company performance. The amounts reported for each fiscal year for Mr. Jahnke also includes the amount earned by him under the GoPro sales incentive plan for the applicable fiscal year. The fiscal 2025 achievement for each NEO is described above in "Compensation Discussion and Analysis - Annual Cash Bonus" discussion.

[4] Represents the value of corporate merchandise and holiday gift as additional income which is provided to all employees.

[5] Represents the value of corporate merchandise as additional income which is provided to all employees.

[6] Includes $32,769.00 under the 2024 Executive Bonus Plan and $110,909 under the sales incentive plan.

[7] Includes $510,000 severance payment, and $450 wellness reimbursement as additional income which is a benefit available to all employees.

[8] Includes $489,000 severance payment.

[9] Includes $270 wellness reimbursement as additional income which is a benefit available to all employees.

[10] Mr. McGee transitioned to his role as President and vacated his position as Chief Financial Officer at the close of business on March 17, 2026. Mr. McGee remains GoPro's Chief Operating Officer.

[11] Mr. Nakayama stepped down from his role at GoPro, effective as of the close of business on December 31, 2025. Upon the departure of Mr. Nakayama, effective December 31, 2025 all outstanding unvested RSU and PSU awards and unvested stock options were immediately forfeited in their entirety for no consideration. Vested stock options remain outstanding for the standard 3-month post-termination exercise grace period.

[12] Ms. Saltman stepped down from her role at GoPro, effective as of the close of business on May 23, 2025. As noted above, on March 13, 2025, the Compensation Committee approved Ms. Saltman for both an RSU award and a PSU award effective May 15, 2025, assuming continuous service through the approved grant date. On May 7, 2025, given Ms. Saltman's imminent departure from GoPro, the Compensation Committee rescinded the previously approved awards prior to the effective grant date. As such, Ms. Saltman did not receive any equity awards in 2025.

2025 Grants of Plan-Based Awards Table

The following table provides information concerning each grant of an award made in 2025 for each of our NEOs under any plan. This information supplements the information about these awards set forth in the 2025 Summary Compensation Table. All options and stock awards represented in the table below were granted pursuant to our 2024 EIP, unless otherwise noted.

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)[3]
				Threshold ($)[1]	Target ($)[1]	Maximum ($)[1]	Threshold (#)[2]	Target (#)[2]	Maximum (#)[2]				
Nicholas Woodman	Cash	N/A	—	—	1,700,000	2,550,000	—	—	—	—	—	—	—
	PSU[4]	05/15/2025	03/13/2025	—	—	—	235,849	943,396	1,415,094	—		—	569,623
Brian McGee	Cash	N/A	—	—	730,000	1,095,000					—	—	273,419
	PSU[4]	05/15/2025	03/13/2025	—	—	—	75,472	301,887	452,831	—	—	—	182,279
	RSU[5]	05/15/2025	03/13/2025	—	—	—	—	—	—	452,830	—	—	273,419
Dean Jahnke	Cash	N/A	—	—	337,125	505,688	—	—	—	—	—	—	—
	PSU[4]	05/15/2025	03/13/2025				37,736	150,943	226,415	—	—	—	91,139
	RSU[5]	05/15/2025	03/13/2025	—	—	—	—	—	—	226,415	—	—	136,709
Jason Stephen	Cash	N/A	—	—	228,000	342,000	—	—	—	—	—	—	—
	PSU[4]	08/15/2025	05/07/2025	—	—	—	18,868	75,472	113,208	—	—	—	101,887
	RSU[5]	08/15/2025	05/07/2025	—	—	—	—	—	—	113,208	—	—	152,831
	RSU[6]	02/18/2025	02/15/2025	—	—	—	—	—	—	12,000	—	—	10,678
Vince Nakayama [6]	Cash	N/A			382,500	573,750	—	—	—	—	—	—	—
	PSU[4]	05/15/2025	03/13/2025				37,736	150,943	226,415	—	—	—	91,139
	RSU[5]	05/15/2025	03/13/2025							226,415	—		136,709
Eve Saltman [7]	Cash	N/A	—	—	366,750	550,125	—	—	—	—	—	—	—
	PSU[4]	0	0	—	—	—	—	—	—	—	—	—	—
	RSU[5]	0	0	—	—	—	—	—	—	—	—	—	—

[1] This column sets forth the fiscal 2025 target bonus amount for each of Messrs. Woodman, McGee, Jahnke, Stephen and Nakayama and Ms. Saltman under our 2025 Executive Bonus Plan. "Threshold" refers to the minimum amount payable for a certain level of performance assuming performance above 0%; "Target" refers to the amount payable if specified performance targets are reached; and "Maximum" refers to the maximum payout possible. Mr. Jahnke's participation in the 2025 Executive Bonus Plan is based on a combination of his annual salary and commissions earned under the GoPro sales incentive plan as noted above. The amounts reported for each fiscal year for Mr. Jahnke also includes the amount earned by him under the GoPro sales incentive plan for the applicable fiscal year. For each of Messrs. Woodman, McGee Jahnke, Stephen and Nakayama and Ms. Saltman, their payouts are detailed above in the 2025 Summary Compensation Table as have been certified by the Compensation Committee. The fiscal 2025 achievement for each NEO is described above in "Compensation Discussion and Analysis - Annual Cash Bonus" discussion.

[2] The amounts in these columns represent the threshold, target, and maximum number of shares that may be earned and vest with respect to PSUs granted during fiscal 2025.

[3] The amounts reported in this column represent the aggregate grant date fair value of each award computed in accordance with FASB ASC Topic 718. The grant date fair value for PSU awards was computed based on achievement of the PSU awards' performance at 100% of the target number of shares granted, which was the probable outcome of the performance conditions on the grant date. The grant date fair value for both RSUs and PSUs was determined to be equal to the closing price of our Class A common stock on date of grant. Note that the amounts reported in this column reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by the NEO.

[4] The PSUs granted on May 15, 2025, are scheduled to vest between February 15, 2026, and February 15, 2028, subject to the satisfaction of the defined performance conditions for the performance period beginning on January 1, 2025, and ending on December 31, 2025, as determined by the committee.

The determination of the number of PSUs granted which are ultimately deemed to have been earned will be based on the Non-GAAP Operating Income Metric (100% of the PSUs granted). If the committee determines 100% Non-GAAP Operating Income Hurdle (the "**Hurdle**") has not been achieved, none of the shares under the PSU awards will vest and all PSUs subject to the award will immediately be forfeited in their entirety. If the committee determines that the Threshold Hurdle has been achieved or exceeded, the number of PSUs earned will be determined according to the Hurdle Schedule and the earned PSUs subject to that Hurdle will then be subject to the time-based vesting schedule described below.

	% PSUs Granted that are Earned		
Performance Metric	**Threshold**	**Target**	**Maximum**
100% Non-GAAP Operating Income Hurdle	25%	100%	150%

If the achievement against the Hurdle falls between the Threshold and the Target or between the Target and the Maximum, the committee will determine the number of PSUs subject to that metric which will be deemed to have been earned and become subject to the time-based vesting.

After the number of earned PSUs has been determined, 1/3rd of the earned PSUs will vest on the later of (x) February 15, 2026, or (y) the date when the committee determines the Hurdle(s) achieved, and the remaining earned PSUs will vest quarterly thereafter as to 1/12th of the earned PSUs on the 15th of each of February, May, August and November, subject to the participant's continued service to the Company through each vesting date. Earned but unvested PSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

[5] One-fourth of the total RSUs granted will vest on May 15, 2026, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

[6] One-sixth of the total RSUs granted will vest on August 15, 2026, and an additional 1/6th will vest semi-annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

[7] Ms. Saltman stepped down from her role at GoPro, effective as of the close of business on May 23, 2025. As noted above, on March 13, 2025, the Compensation Committee approved Ms. Saltman for both an RSU award and a PSU award effective May 15, 2025, assuming continuous service through the approved grant date. On May 7, 2025, given Ms. Saltman's imminent departure from GoPro, the Compensation Committee rescinded the previously approved awards prior to the effective grant date. As such, Ms. Saltman did not receive any equity awards in 2025.

Outstanding Equity Awards at December 31, 2025 Table

The following table provides information concerning unexercised options, stock that has not vested and outstanding equity incentive plan awards for each NEO as of December 31, 2025.

| | Option Awards | | | | Stock Awards | | | | | |
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Options Unexercisable	Option Exercise Price ($)[1]	Option Expiration Date	Award Type	Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Shares, Units or Other Rights That Have Not Vested ($)[2]	Award Type	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Nicholas Woodman	—	—	—	—				N/A	—	—
	—	—	—	—	PSU[3]	31,183	43,968	N/A	—	—
	—	—	—	—	PSU[4]	—	—	N/A	—	—
	—	—	—	—	PSU[5]	—	—	N/A	—	—
Brian McGee					RSU[6]	25,589	638,490			
	86,800[7]	0	10.71	02/02/2026	RSU[8]	107,143	638,490	N/A	—	—
	113,636[9]	0	9.44	02/14/2027	RSU[10]	182,244	638,490	N/A	—	
	25,184[11]	0	5.74	05/14/2028	RSU[12]	452,830	638,490	N/A	—	—
	95,819[13]	0	7.55	05/14/2029					—	—
	90,423[14]	0	4.08	02/17/2030	PSU[3]	6,084	33,159	N/A	—	—
	63.353[15]	0	7.91	02/22/2031	PSU[4]	—	—	N/A	—	—
	83,624[16]	3,636[16]	8.70	02/16/2032	PSU[5]	—	—	N/A	—	—
Dean Jahnke	55,626[17]	0	5.83	08/14/2028	RSU[6]	10,876	15,335	N/A	—	—
	60,976[18]	0	7.55	05/14/2029	RSU[8]	45,536	64,206	N/A	—	—
	81,019[19]	0	4.08	02/17/2030	RSU[10]	83,412	117,611	N/A	—	—
	34,113[15]	0	7.91	02/22/2031	RSU[12]	226,415	319,245	N/A	—	—
	35,540[16]	1,546[16]	8.70	02/16/2032					—	—
	—	—	—	—	PSU[3]	2,586	3,646	N/A	—	—
	—	—	—	—	PSU[4]	—	—	N/A	—	—
	—	—	—	—	PSU[5]	—	—	N/A	—	—
Jason Stephen	—	—	—	—	RSU[20]	5,506	7,763			
	—				RSU[21]	5,000	7,050			
	—	—	—	—	RSU[22]	10,000	14,100			
	—				RSU[12]	113,208	159,623			
	—	—	—	—	PSU[5]	—	—	N/A	—	—
Vince Nakayama[23]	103,213	—	3.58	11/14/2033	—	—	—	—	—	—
Eve Saltman[24]	—	—	—	—	—	—	—	—	—	—

[1] Represents the fair market value of a share of our Class A or Class B common stock, as applicable. For options granted pre-IPO, market value of our common stock was determined by our board of directors on the date of grant. For options granted after our IPO, market value is the closing price of our Class A common stock on the date of grant.

[2] The amounts in these columns represent shares underlying RSUs with service-based vesting requirements, including PSUs for which the performance conditions have been satisfied but are subject to additional time-based service requirements. The PSUs for which the

performance conditions have been satisfied continue to be denoted as "PSUs" in these columns for reference. The share numbers and values for the 2023 PSUs for which the performance conditions have been met reflect a downward adjustment to 51.11% of the original target shares based on the goal metric certification by the Compensation Committee on February 8, 2024.The share numbers and values for the 2024 PSUs reflect a downward adjustment to 0% of the original target shares based on the goal metric certification by the Compensation Committee on February 7, 2025. The share numbers and values for the 2025 PSUs reflect a downward adjustment to 0% of the original target shares based on the goal metric certification by the Compensation Committee on February 11, 2026.

(3) After the number of earned PSUs was determined by the Compensation Committee on February 8, 2024, 1/3rd of the earned PSUs vested on February 15, 2024, and the remaining earned PSUs will vest quarterly on the 15th of each of February, May, August and November, until the PSUs are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested PSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(4) The PSUs granted in 2024 were determined to have been forfeited in their entirety based on the goal metric certification by the Compensation Committee on February 7, 2025.

(5) The PSUs granted in 2025 were determined to have been forfeited in their entirety based on the goal metric certification by the Compensation Committee on February 11, 2026.

(6) One-fourth of the total RSUs granted vested on February 15, 2023, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(7) One-fourth of the total options granted vested on February 15, 2017, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(8) One-fourth of the total RSUs granted vested on February 15, 2024, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(9) One-sixth of the total options granted vested on August 15, 2017, and an additional 1/36th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(10) One-fourth of the total RSUs granted vested on May 15, 2025, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company

(11) One-fourth of the total options granted vested on February 15, 2019, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(12) One-fourth of the total RSUs granted will vest on May 15, 2026, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(13) One-fourth of the total options granted vested on February 15, 2020, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(14) One-fourth of the total options granted vested on February 15, 2021, and an additional 1/48th vested monthly thereafter, until the options were fully vested. These options are now fully vested.

(15) One-fourth of the total options granted vested on February 15, 2022, and an additional 1/48th vested monthly thereafter, until the options were fully vested.These options are now fully vested.

(16) One-fourth of the total options granted vested on February 15, 2023, and an additional 1/48th will vest monthly thereafter, until the options are fully vested, Unvested options may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(17) One-fourth of the total options granted vested on August 15, 2019, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(18) One-fourth of the total options granted vested on February 15, 2020, and an additional 1/48th will vested monthly thereafter until the options were fully vested. These options are now fully vested.

(19) One-fourth of the total options granted vested on February 15, 2021, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(20) One-sixth of the total RSUs granted will vested on August 15, 2023, and an additional 1/6th will vest semi-annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(21) One-sixth of the total RSUs granted will vested on August 15, 2024, and an additional 1/6th will vest semi-annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(22) One-sixth of the total RSUs granted will vested on August 15, 2025, and an additional 1/6th will vest semi-annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(23) Upon the departure of Mr. Nakayama effective December 31, 2025, all outstanding unvested RSU/PSU equity awards and unvested stock options were immediately forfeited in their entirety for no consideration. Vested stock options remain outstanding for the standard 3-month post-termination exercise grace period.

Upon the departure of Ms. Saltman, effective May 23, 2025, all outstanding unvested RSU/PSU equity awards and unvested stock options were immediately forfeited in their entirety for no consideration. Vested stock options remain outstanding for the standard 3-month post-termination exercise grace period. As of December 31, 2025, Ms. Saltman no longer holds any outstanding awards or stock options.

2025 Option Exercises and Stock Vested Table

The following table provides information concerning the exercise of options (the "**Option Awards**") and the vesting of RSUs and PSUs (the "**Stock Awards**") in 2025 for each NEO as of December 31, 2025. Value realized on vesting of RSUs and PSUs is based on the fair market value of our Class A common stock on the vesting date multiplied by the number of shares vested and does not necessarily reflect the proceeds received by the NEO.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Nicholas Woodman	—	—	144,090	153,919
Brian McGee	—	—	184,949	152,210
Dean Jahnke	—	—	82,666	67,736
Jason Stephen			19,417	21,499
Vince Nakayama			162,855	181,313
Eve Saltman	—	—	80,869	62,503

Change in Control Arrangements with our Named Executive Officers

Arrangements with Mr. Woodman

Under his employment letter dated June 2, 2014, Mr. Woodman is eligible to receive severance payments and benefits upon a qualifying termination of employment, including a termination of employment in connection with a change in control of our company.

If Mr. Woodman's employment is terminated by us for any reason other than cause or he resigns for good reason prior to a change in control of GoPro, he will be eligible to receive:

- a single lump sum payment equal to the sum of 12 months of his then-current base salary and target bonus (assuming a 150% achievement threshold);

- an additional payment equal to the *pro-rata* portion of his target bonus for the year of his termination of employment; and

- continuation of COBRA benefits for 12 months following his termination of employment (or if applicable law requires otherwise, a lump sum payment equal to that amount).

If Mr. Woodman's employment is terminated by us for any reason other than cause or he resigns for good reason within 24 months following a change in control of GoPro, he will be eligible to receive:

- a single lump sum payment equal to the sum of 24 months of his then-current base salary and target bonus (assuming a 150% achievement threshold);

- an additional payment equal to the *pro-rata* portion of his target bonus for the year of his termination of employment;

- full accelerated vesting of all the shares of our common stock subject to his then-outstanding and unvested equity awards, if any; and

- continuation of benefits under COBRA for 18 months following his termination of employment (or if applicable law requires otherwise, a lump sum payment equal to that amount).

These payments and benefits are conditioned on Mr. Woodman's execution and delivery of an irrevocable release and waiver of claims to us within the 60 days following his termination of employment.

Further, if we undergo a change in control, any payments that would be "parachute payments" within the meaning of Section 280G of the Internal Revenue Code will be reduced so that Mr. Woodman retains, on an after-tax basis, the greatest amount of these payments.

Arrangements with our other NEOs

Our other NEOs are eligible to receive severance payments and benefits upon a qualifying termination of employment, including a termination of employment in connection with a change in control of our company.

Pursuant to their change in control and severance agreements, if employment is terminated by us for any reason other than for cause or a participant voluntarily resigns for good reason within the three-month period preceding or the 12-month period following a change in control of GoPro, each participant will be eligible to receive:

- 12 months of his or her then-current base salary;

- 100% of participant's target annual bonus;

- $3,000 per month for 12 months in lieu of employee benefits; and

- all of the shares of our common stock subject to each then-outstanding and unvested equity award held by the participant, including awards that would otherwise only vest upon satisfaction of performance criteria, will accelerate and become vested and exercisable in full immediately prior to participant's separation from service.

Further, if we undergo a change in control, any payments that would be "parachute payments" within the meaning of Section 280G of the Internal Revenue Code will be reduced so that the participant retains, on an after-tax basis, the greatest amount of these payments. We have not agreed and are not otherwise obligated to provide any NEO with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999 or 409A of the Internal Revenue Code.

See "Severance and Change in Control Arrangements" above for additional information about these agreements.

Estimated Benefits as of December 31, 2025

The following table sets forth the estimated payments and benefits that would be received by each of the NEOs upon a change in control of GoPro, upon a termination of employment without cause or following a resignation for good reason under our Executive Severance Policy, or in the event of a termination of employment without cause or following a resignation for good reason in connection with a change in control in GoPro under our Change in Control and Severance Policy. This table reflects amounts payable to each NEO assuming that his or her employment was terminated on December 31, 2025, and the change in control of the Company also occurred on that date. The closing market price per share of our Class A common stock on December 31, 2025, was $1.41.

	Change in Control		Termination of Employment No Change in Control				Termination of Employment Change in Control			
Named Executive Officer	Accelerated Vesting of Equity Awards ($)[1]	Total ($)	Severance Payment ($)	Medical Benefits Continuation ($)	Accelerated Vesting of Equity Awards ($)[1]	Total ($)	Severance Payment ($)	Medical Benefits Continuation ($)	Accelerated Vesting of Equity Awards ($)[1]	Total ($)
Nicholas Woodman	—	—	1,700,000	40,121 [2]	—	1,740,121	2,550,000	60,182 [2]	43,968	2,654,150
Brian McGee	—	—	730,000	40,121	—	770,121	1,460,000	36,000	1,091,184	2,587,184
Dean Jahnke	—	—	449,500	40,121	—	489,621	786,625	36,000	520,043	1,342,668
Jason Stephen			380,000	34,589		414,589	608,000	36,000	188,536	832,536
Nakayama [3]	—	—	510,000	40,121	—	550,121	892,500	36,000	—	928,500
Eve Saltman[3]	—	—	489,000	34,589	—	523,589	855,750	36,000	—	891,750

[1] The value of the accelerated vesting of outstanding and unvested equity awards has been calculated based on the closing market price of our Class A common stock on Nasdaq on December 31, 2025, which was $1.41 per share, less, if applicable, the exercise price of each outstanding and unvested stock option. PSUs granted in 2023 subject to accelerated vesting upon a qualifying termination of 100% of eligible unvested shares reflect a downward adjustment to 51.11% of the original target shares based on the goal metric certification by the Compensation Committee on February 8, 2024. PSUs granted in 2024 subject to accelerated vesting upon a qualifying termination of 100% of eligible unvested shares reflect a downward adjustment to 0% of the original target shares based on the goal metric certification by the Compensation Committee on February 7, 2025. PSUs granted in 2025 subject to accelerated vesting upon a qualifying termination of 100% of eligible unvested shares reflect a downward adjustment to 0% of the original target shares based on the goal metric certification by the Compensation Committee on February 11, 2026 and are excluded from this calculation..

[2] This amount is cost of COBRA continuation based on Mr. Woodman's 2025 medical, dental and vision benefits costs.

[3] Upon the departure of Mr. Nakayama and Ms. Saltman, effective December 31, 2025 and May 23, 2025, respectively, all of their outstanding unvested RSU and PSU awards and unvested stock options were immediately forfeited in their entirety for no consideration. Vested stock options remained outstanding for the standard 3-month post-termination exercise grace period. All vested stock options were underwater on December 31, 2025.

CEO Pay Ratio

The annual total compensation of our Chief Executive Officer, Mr. Woodman for 2025, as reported in the 2025 Summary Compensation Table, was $772,315. The annual total compensation of our median employee, excluding Mr. Woodman, for 2025 was $132,688. Based on this information, for 2025, the ratio of the annual total compensation of Mr. Woodman to that of our median employee was approximately 5.8 to 1.

Calculation Methodology

We identified the employee with compensation at the median of the compensation of all our employees, excluding Mr. Woodman, (the "**median employee**") by considering our employee population as of December 31, 2025 (the

"**employee population determination date**"). On the employee population determination date, we had 640 employees, excluding our Chief Executive Officer, of which 334 employees were based in the United States and 306 employees were located outside of the United States. We considered all individuals who were employed by us on a worldwide basis (including our consolidated subsidiaries) on the employee population determination date, whether employed on a full-time, part-time, seasonal or temporary basis, including employees on a partial-year leave of absence. The compensation measure used for purposes of identifying the median employee was based on earned salary or wages in 2025. In the case of foreign employees, total direct compensation also included "13th month pay" and any holiday allowance that was statutorily required to be paid as we view such compensation to be akin to earned salary or wages, and all amounts were converted to U.S. dollars using exchange rates in effect on the employee population determination date, without making any cost of living adjustments for employees outside of the United States. We also annualized the cash compensation of any permanent employees that were not employed by us for all of 2025. We believe our methodology represents a consistently applied compensation measure that strikes a balance between administrative burden and consistent treatment of the primary compensation components for our worldwide employee population.

After identifying our median employee, in calculating the annual total compensation of such employee, we used the same methodology we use to calculate the amount reported for our NEOs in the "Total" column of the 2025 Summary Compensation Table.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street, and Item 402(v) of Regulation S-K, we are disclosing the following information about the relationship between executive compensation actually paid and other measures of Company performance. The following disclosures are made in compliance with these rules; for additional information regarding our compensation philosophy, the structure of our compensation programs, how the Company aligns executive compensation with the Company's performance, and compensation decisions made this year, refer to the "Compensation Discussion and Analysis" section above.

The following tables provide information regarding the "Compensation Actually Paid" to our CEO and other NEOs (as a group) for the fiscal years 2025, 2024, 2023, 2022, and 2021.

| Year | Summary Compensation Table Total for CEO[1] | Compensation Actually Paid to CEO[2] | Average Summary Compensation Table Total for Non-CEO NEOs[3] | Average Compensation Actually Paid to Non-CEO NEOs[4] | Value of Initial Fixed $100 Investment Based On: | | GAAP Net Income (Loss) (thousands) [7] | Company Selected Performance Measure |
					Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]		Non-GAAP Operating Income (Loss) (thousands)[8]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	$772,315	$703,063	$1,025,835	$1,374,602	$17	$39	$(93,487)	$(40,702)
2024	$2,370,114	$1,281,265	$1,097,102	$281,114	$13	$71	$(432,311)	$(80,327)
2023	$5,676,143	$2,797,277	$1,669,427	$934,379	$42	$128	$(53,183)	$(34,075)
2022	$4,791,144	$1,538,424	$1,649,756	$1,156,260	$60	$104	$28,847	$85,547
2021	$5,110,365	$4,050,910	$1,754,293	$1,373,659	$125	$112	$371,171	$155,667

1   The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Woodman (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "2025 Summary Compensation Table" above for additional information on the 2025 compensation.

2   The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Woodman, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Woodman during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Woodman's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	Reported Change in the Actuarial Present Value of Pension Benefits[c]	Pension Benefit Adjustments[d]	Compensation Actually Paid to PEO
2025	$772,315	$(569,623)	$500,371	—	—	$703,063
2024	$2,370,114	$(1,519,938)	$431,089	—	—	$1,281,265
2023	$5,676,143	$(4,239,108)	$1,360,242	—	—	$2,797,277
2022	$4,791,144	$(3,615,355)	$362,635	—	—	$1,538,424
2021	$5,110,365	$(3,121,199)	$2,061,744	—	—	$4,050,910

a.   The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

b.   The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. We approached the determination of fair value in the same manner as we have historically determined fair value under ASC 718, using valuation assumptions and methods/models that are generally consistent with those used to determine fair value at grant under US GAAP.

The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2025	$1,330,188	$(396,084)	$—	$(433,733)	$—	$—	$500,371
2024	$974,548	$180,976	$—	$(724,435)	$—	$—	$431,089
2023	$2,540,536	$(590,578)	$—	$(589,716)	$—	$—	$1,360,242
2022	$2,069,479	$(876,836)	$—	$(830,008)	$—	$—	$362,635
2021	$4,068,213	$(860,784)	$—	$(1,145,685)	$—	$—	$2,061,744

c. The Company does not have any pension benefits so there are no service costs to report.

d. The Company does not have any pension benefits so there are no adjustments to report.

3 The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Woodman, who has served as our CEO since 2004) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Woodman) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2025, Brian McGee, Dean Jahnke, Jason Stephen, Vince Nakayama; and Eve Saltman, (ii) for 2024, Brian McGee, Eve Saltman and Dean Jahnke; (iii) for 2023, Brian McGee, Eve Saltman, Dean Jahnke and Kevin Hinge; (iv) for 2022, Brian McGee, Eve Saltman, Kevin Hinge and Dean Jahnke; and (v) for 2021, Brian McGee, Aimée Lapic, Eve Saltman and Dean Jahnke.

4 The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Woodman), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Woodman) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Woodman) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards[a]	Average Equity Award Adjustments[a]	Average Reported Change in the Actuarial Present Value of Pension Benefits	Average Pension Benefit Adjustments[b]	Average Compensation Actually Paid to Non-PEO NEOs
2025	$1,025,835	$(235,358)	$584,126	$—	$—	$1,374,602
2024	$1,097,102	$(439,564)	$(376,424)	$—	$—	$281,114
2023	$1,669,427	$(956,382)	$221,334	$—	$—	$934,379
2022	$1,649,756	$(494,141)	$645	$—	$—	$1,156,260
2021	$1,754,293	$(407,773)	$27,139	$—	$—	$1,373,659

a. The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2025	$481,688	$124,958	$540	$(23,060)	$—	$—	$584,126
2024	$281,838	$(342,758)	$—	$(315,504)	$—	$—	$(376,424)
2023	$573,169	$(191,685)	$—	$(18,413)	$(141,737)	$—	$221,334
2022	$13,340	$(11,139)	$—	$(1,556)	$—	$—	$645
2021	$17,732	$8,209	$—	$1,198	$—	$—	$27,139

b. Pension Benefits

The Company does not have any pension benefits so this table is not applicable.

5   Represents the cumulative total shareholder return ("**TSR**") of GoPro, Inc. for the measurement periods ending on December 31 of each of 2025, 2024, 2023, 2022, and 2021, respectively. The comparison assumes $100 was invested on December 31, 2020 in our common stock.

6   Peer TSR represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer TSR for each year reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested into the peer group on December 31, 2020. The peer group used for this purpose is the Company's compensation peer group as disclosed in the "Compensation Discussion & Analysis" sections of each of our 2025, 2024, 2023, 2022 and 2021 Annual Proxy Statements, respectively. For peers who were not yet publicly traded as of December 31, 2020, the calculation assumes investment of $100 into the peer as of the first date the peer began trading as a public company. The exclusion of certain peers for this analysis is due to these companies being acquired. The Company updated its peer group in 2025 to create a better alignment between GoPro and its peer group with respect to key financial criteria and companies in comparable industries. If the peer group would have remained unchanged, the cumulative peer Total Shareholder Return in 2025 would have been $78, (compared to the $39 for the 2025 current peer group).

7   The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

8   Non-GAAP operating income (loss) is a non-GAAP measure. For a reconciliation from operating income (loss) as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 12, 2026, to non-GAAP operating income (loss), refer to Appendix C: Reconciliation of GAAP to Non-GAAP Financial Measures. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that non-GAAP operating income (loss) is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance.

Financial Performance Measures

As described in greater detail in "Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- non-GAAP Operating Income (Loss)

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Compensation Discussion and Analysis," the Company's executive compensation program utilizes several performance measures to align executive compensation with Company performance, which are not all presented in the Pay versus Performance table. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

As demonstrated by the following graph, the amount of compensation actually paid (**"CAP"**) to Mr. Woodman and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Woodman) is aligned with the Company's cumulative TSR over the four years presented in the table. The alignment of compensation actually paid to the Company's cumulative TSR over the period presented is due to a significant portion of compensation actually paid to Mr. Woodman and to the other NEOs is comprised of equity awards. As described in more detail in the section "Compensation Discussion and Analysis," the Company targets that approximately 33% of the value of total compensation awarded to the NEOs is to be comprised of equity awards, including RSUs, PSUs and stock options.



CAP vs. Cumulative TSR *

Legend: CEO CAP | Avg CAP to NEOs | Co TSR | Peer TSR

Year	CEO CAP ($K)	Avg CAP to NEOs ($K)	Co TSR	Peer TSR
2021	4,051	1,374	125	112
2022	1,538	1,156	60	104
2023	2,797	934	42	128
2024	1,281	281	13	71
2025	703	1,375	17	39

Cumulative TSR of the Company vs. Cumulative TSR of the Peer Group: The Company's cumulative TSR was $17 for the five year period ending December 31, 2025, which was less than the Peer Group TSR of $39 for the same period.

Compensation Actually Paid and Net Income

As demonstrated by the following table, the CAP to Mr. Woodman and the average CAP to the Company's NEOs as a group (excluding Mr. Woodman) is generally aligned with the Company's net income (loss) over the five years presented in the table. While the Company does not use net income (loss) as a performance measure in the overall executive compensation program, the measure of net income (loss) is correlated with the measure Adjusted EBITDA, which the Company does use for setting goals in the Company's Executive Bonus Program and the PSUs that are awarded to the NEOs. As described in more detail in the section "Compensation Discussion and Analysis," the Company targets that approximately 39% of the value of total compensation awarded to the NEOs consists of amounts determined under the Company's Executive Bonus Program.



CAP vs. GAAP Net Income (Loss)

Legend: CEO CAP | Avg CAP to NEOs | Net Income (Loss)

Data values:
- 2021: CEO CAP 4,051; Avg CAP to NEOs 1,374; Net Income 371
- 2022: CEO CAP 1,538; Avg CAP to NEOs 1,156; Net Income 29
- 2023: CEO CAP 2,797; Avg CAP to NEOs 934; Net Income (53)
- 2024: CEO CAP 1,281; Avg CAP to NEOs 281; Net Income (432)
- 2025: CEO CAP 703; Avg CAP to NEOs 1,375; Net Income (93)

Compensation Actually Paid and non-GAAP Operating Income (Loss)

As demonstrated by the following graph, the CAP to Mr. Woodman and the average CAP to the Company's NEOs as a group (excluding Mr. Woodman) is generally aligned with the Company's non-GAAP operating income (loss) over the five years presented in the table. As described above, a reconciliation from operating income (loss) as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 12, 2026 to non-GAAP operating income (loss) is shown in Appendix C: Reconciliation of GAAP to Non-GAAP Financial Measures. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that non-GAAP operating income (loss) is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to Company performance. The Company utilizes non-GAAP operating income (loss) when setting goals in the Company's Executive Bonus Program. As described in more detail in the section "Compensation Discussion and Analysis," the Company targets that approximately 39% of the value of total compensation awarded to the NEOs consists of amounts determined under the Company Executive Bonus Program.



Compensation Actually Paid and non-GAAP Operating Income (Loss)



EQUITY COMPENSATION PLAN INFORMATION

The following table presents information as of December 31, 2025, with respect to compensation plans under which shares of our Class A common stock or Class B common stock may be issued. As of December 31, 2025, other than as described below, no equity securities were authorized for issuance under equity compensation plans not approved by shareholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities) Reflected in Column(a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	13,462,553[3]	7.0600	10,119,573[4]
Total	13,462,553	7.0600	10,119,573

[1]   Includes our 2014 EIP and 2024 EIP. In June 2023 stockholders approved the GoPro, Inc. 2024 EIP which became active effective February 15, 2024, and all equity grants on or following February 15, 2024, were awarded under and governed by the 2024 EIP. Excludes purchase rights accruing under our 2014 Employee Stock Purchase Plan ("**2014 ESPP**") and 2024 Employee Stock Purchase Plan (**"2024 ESPP**").

[2]   The weighted-average exercise price is based solely on the exercise prices of the outstanding stock options and does not reflect the shares that will be issued in connection with the settlement of outstanding RSUs or PSUs, which have no exercise price.

[3]   The 2014 EIP has expired and there are no shares of common stock available for future issuance under the 2014 EIP, however, the 2014 EIP will continue to govern the terms of outstanding options or awards granted thereunder.

[4]   As noted in footnote (1), above, this table does not include rights accruing under our 2014 ESPP or 2024 ESPP. In June 2023 stockholders approved the GoPro, Inc. 2024 ESPP, which became active effective February 15, 2024, and all purchase rights granted on or following February 15, 2024, were awarded under and governed by the 2024 ESPP. The 2014 ESPP expired and there are no longer any purchase rights accruing under the 2014 ESPP. As of December 31, 2025, there were 8,344,688 shares available for future purchases under the 2024 ESPP.

RELATED PARTY TRANSACTIONS

Pursuant to the Audit Committee charter, the Audit Committee has oversight responsibility to review, approve or disapprove any related party transaction. Excluding executive officer and director compensation arrangements discussed above under "Executive Compensation" and "Proposal No. 1 – Election of Directors – Director Compensation," related party transactions are transactions, arrangements or relationships between the Company and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person is determined to have, have had, or expects to have a direct or indirect material interest or transactions, arrangements or relationships that would cast into doubt the independence of a director, would present the appearance of a conflict of interest between the Company and the related person or is otherwise prohibited by law, rule or regulation. Other than the transactions described below, since January 1, 2025, there has not been, nor is there currently proposed, any transaction in which:

- we have been or are to be a participant;

- the amount involved exceeds $120,000; and

- any of our directors, nominees for directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person (other than a tenant or employee) sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Offer Letters and Change In Control Agreements

We have entered into offer letters and change in control severance agreements with our executive officers that, among other things, provide for severance and change in control benefits. See "Severance and Change in Control Agreements" and "Change in Control Agreements with Our Named Executive Officers" above for information about these agreements.

Indemnification of Directors and Officers

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements and our Restated Certificate of Incorporation and Bylaws provide for indemnification of each of our directors to the fullest extent permitted by Delaware law.

Other Transactions

Subscription Agreement

On November 5, 2025, we entered into a Subscription Agreement (the "**Subscription Agreement**") with The Woodman Family Trust under Trust Agreement dated March 11, 2011 (the "**Purchaser**"), of which Mr. Nicholas Woodman, our Chief Executive Officer and Chairman of our Board, is co-trustee, pursuant to which we issued and sold to the Purchaser 1,129,944 shares of our Class A Common Stock, par value $0.0001, at a price per share of $1.77, for an aggregate purchase price of $2,000,000. On November 10, 2025, the Class A common stock shares were issued to the Purchaser pursuant to the Subscription Agreement.

Venue Access and Filming Agreement

On March 10, 2026, we entered into a venue access and filming agreement (the "**Original Agreement**") with Nicholas Woodman, our Chief Executive Officer and Chairman of our Board, under which we have the right to access and use two (2) vehicles owned by Mr. Woodman (the "**Vehicles**") for the purpose of recording film footage (the "**Production**") in connection with a GoPro, Inc. marketing campaign. Pursuant to the Original Agreement, the Vehicles will be loaned to the Company free of charge, subject to and in exchange for the Company's obligation to procure and maintain a standalone auto insurance policy covering the Vehicles for the duration of the Production, with coverage limits not less than $307,000, which is the aggregate fair market value of the Vehicles. The Original Agreement was subsequently superseded by a separate agreement between Mr. Woodman and the production company behind the Production, which we were not a party to (the "**Subsequent Agreement**"). As a result of the Subsequent Agreement, the Original Agreement was terminated.

Review, Approval or Ratification of Transactions with Related Parties

Our Corporate Governance Guidelines and our Related Party Transactions policy requires that any transaction with a related party that must be reported under applicable rules of the SEC (other than compensation-related matters), must be reviewed and approved or ratified by our Audit Committee (other than transactions that are subject to review by our Board as a whole or any other committee of our Board). In approving or rejecting any such proposal, our Audit Committee will consider the relevant and available facts and circumstances, including, but not limited to, the extent of the related person's interest in the transactions, the material facts of the proposed transaction, including the proposed aggregate value of such transaction and whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances. If we become aware of a related party transaction that has not been previously approved or ratified by the Audit Committee, a review process is undertaken by the Audit Committee to determine if the transaction should be ratified, amended, or terminated and/or if any other action is appropriate.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of our Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by us under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that we specifically incorporate it by reference.

The Audit Committee of our Board is composed of three independent outside directors. The Audit Committee has reviewed and discussed with our management and PricewaterhouseCoopers LLP our audited financial statements for the year ended December 31, 2025. The Audit Committee has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed pursuant to AS No. 1301 "Communications with Audit Committees" as adopted by the Public Company Accounting Oversight Board.

The Audit Committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from GoPro.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission on March 12, 2026.

Submitted by the Audit Committee

Miguel A. Lopez Ben, Chair
Michael C. Dennison
Shaz Kahng

ADDITIONAL INFORMATION

Stockholder Proposals to be Presented at Next Annual Meeting

Our Bylaws provide that, for stockholder nominations to the board or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Secretary at GoPro, Inc., 3025 Clearview Way, San Mateo, California 94402, Attn: General Counsel & Corporate Secretary.

To be timely for the 2027 annual stockholder meeting (the "**2027 Annual Meeting**") a stockholder's notice must be delivered to or mailed and received by our Secretary at our principal executive offices not earlier than 5:00 p.m. (Pacific Time) on February 17, 2027 and not later than 5:00 p.m. (Pacific Time) on March 19, 2027. A stockholder's notice to the Secretary must set forth each matter the stockholder proposes to bring before the annual meeting and the information required by our Bylaws.

Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at our 2027 Annual Meeting must be received by the Secretary no later than December 22, 2026 in order to be considered for inclusion in our proxy materials for that annual meeting. Stockholders are advised to review the Bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and nominations.

In addition to satisfying the requirements under our Bylaws, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees at the 2027 Annual Meeting must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 5, 2027.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and any persons who own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish us with copies of all Section 16(a) forms that they file. To our knowledge, based solely on a review of the copies of such forms furnished to us and written representations from the directors and executive officers, we believe that all Section 16(a) filing requirements were timely met in 2025, except that, due to administrative delay, the Form 3 for Mr. Nakayama dated February 28, 2025 was filed late.

Available Information

GoPro will mail without charge, upon written request, a copy of (i) GoPro's Annual Report, including the financial statements and list of exhibits, and any exhibit specifically requested, and (ii) any of the documents incorporated by reference into this Proxy Statement. Requests should be sent to:

GoPro, Inc.
3025 Clearview Way
San Mateo, California 94402
Attn: Investor Relations

Incorporation of Certain Documents by Reference

The SEC allows us to "incorporate by reference" information into this Proxy Statement. That means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Proxy Statement, except to the extent that such information is superseded by information contained in this Proxy Statement or in any other subsequently filed document.

This Proxy Statement incorporates by reference Exhibit 4.1 and Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on March 5, 2026.

You may obtain, without charge, a copy of any of the documents incorporated by reference herein upon written request. See "Available Information" above. These documents also are available to the public electronically on the SEC's Website at http://www.sec.gov.

"Householding" — Stockholders Sharing the Same Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our Annual Report and proxy materials, including the Notice of Internet Availability, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and helps protect the environment as well.

This year, a number of brokers with account holders who are GoPro stockholders will be "householding" our Annual Report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of Annual Report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge Financial Solutions by calling 1-866-540-7095 or writing to: Broadridge House Holding Department, 51 Mercedes Way, Edgewood, NY 11717.

Upon written or oral request, GoPro will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, Annual Report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, Annual Report and other proxy materials, you may write GoPro's Investor Relations department at 3025 Clearview Way, San Mateo, California 94402, Attn: Investor Relations.

Any stockholders who share the same address and currently receive multiple copies of GoPro's Notice of Internet Availability or Annual Report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or GoPro's Investor Relations department at the address listed above.

OTHER MATTERS

The Board does not presently intend to bring any other business before the Annual Meeting and, so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the Notice of Annual Meeting of Stockholders. As to any business that may arise and properly come before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Appendix A

FIRST AMENDMENT
TO THE GOPRO, INC. 2024 EQUITY INCENTIVE PLAN

This First Amendment (this "**First Amendment**") to the GoPro, Inc. (the "**Company**") 2024 Equity Incentive Plan (the "**Plan**"), as adopted by the unanimous approval of the members of the Board of Directors of the Company (the "**Board**") upon the recommendation of the Compensation and Leadership Committee (the "**Committee**") of the Board, and as ratified and approved by the shareholders of the Company at the annual meeting of the shareholders held on June 2, 2026 (the "**Effective Date**"), amends the Plan as set forth herein as of the Effective Date. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Plan.

WHEREAS, the Plan, as adopted by the Committee and the Board, which became effective on February 15, 2024, was adopted as the equity compensation plan of the Company to serve as the primary mechanism for recruitment and retention of the Company and to support the ability of the Company to retain directors, officers, consultants, advisors and employees;

WHEREAS, the Plan had, as of the date of its adoption, had a total of 25,000,000 shares of the Company's Class A Common Stock available for awards to eligible persons;

WHEREAS, the Committee, having considered the Company's issuance of awards since the shareholders adopted the Plan, the Company's expected needs for additional equity compensation and the shares of Common Stock available for issuance under the Plan, has determined it is in the best interests of the Company and its shareholders to adopt this First Amendment to the Plan to increase the number of shares of Common Stock available for issuance under the Plan to 38,000,000 shares, of which 26,682,243 shares will be available for future awards.

NOW, THEREFORE, as approved by the Board upon the recommendation of the Committee as of February 11, 2026 and as approved by the shareholders of the Company as of Effective Date, this First Amendment to the Plan is hereby adopted and approved in all respects. Accordingly, pursuant to this First Amendment, the Plan is hereby amended as follows:

1. As of the Effective Date, Section 2(a) of the Plan is hereby amended by deleting it in its entirety and is replaced with the following:

"2.a. <u>Number of Shares Available</u>. Subject to Sections 2.5 and 21 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of the date of adoption of the Plan by the Board, is equal to the lower of 25,000,000 Shares or the sum of (i) any reserved shares not issued or subject to outstanding grants under the Company's 2014 Equity Incentive Plan (the "Prior 2014 Plan") on the Effective Date (as defined below), (ii) shares that are subject to stock options or other awards granted under the Prior 2014 Plan or the Company's 2010 Equity Incentive Plan (together with the Prior 2014 Plan, the "Prior Plans") that cease to be subject to such stock options or other awards by forfeiture or otherwise after the Effective Date, (iii) shares issued under the Prior Plans before or after the Effective Date pursuant to the exercise of stock options that are, after the Effective Date, forfeited, (iv) shares issued under the Prior Plans that are repurchased by the Company at the original issue price and (v) shares that are subject to stock options or other awards under the Prior Plans that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award. Provided, however, that shares reserved and available for grant and issuance pursuant to subpart (i) – (v) of this Section 2.1 shall be issuable as Common Stock of the Company regardless of their series or class under the Prior Plans."

2. Except as specifically set forth in this First Amendment, no provision of the Plan is changed, and the Plan is hereby ratified in its entirety and shall remain in full force and effect.

2. Except as specifically set forth in this First Amendment, no provision of the Plan is changed, and the Plan is hereby ratified in its entirety and shall remain in full force and effect.

As adopted by the Board of Directors of GoPro, Inc. on February 12, 2026.

[This page intentionally left blank]

**GOPRO, INC.
2024 EQUITY INCENTIVE PLAN**

1.   **PURPOSE**. The purpose of this Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to the success of the Company, and any Parents, Subsidiaries, and Affiliates that exist now or in the future, by offering them an opportunity to participate in the Company's future performance through the grant of Awards. Capitalized terms not defined elsewhere in the text are defined in Section 28.

2.   **SHARES SUBJECT TO THE PLAN**

        2.a.   Number of Shares Available. Subject to Sections 2.5 and 21 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of the date of adoption of the Plan by the Board, is is equal to the lower of 25,000,000 Shares or the sum of (i) any reserved shares not issued or subject to outstanding grants under the Company's 2014 Equity Incentive Plan (the "Prior 2014 Plan") on the Effective Date (as defined below), (ii) shares that are subject to stock options or other awards granted under the Prior 2014 Plan or the Company's 2010 Equity Incentive Plan (together with the Prior 2014 Plan, the "Prior Plans") that cease to be subject to such stock options or other awards by forfeiture or otherwise after the Effective Date, (iii) shares issued under the Prior Plans before or after the Effective Date pursuant to the exercise of stock options that are, after the Effective Date, forfeited, (iv) shares issued under the Prior Plans that are repurchased by the Company at the original issue price and (v) shares that are subject to stock options or other awards under the Prior Plans that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award. Provided, however, that shares reserved and available for grant and issuance pursuant to subpart (i) – (v) of this Section 2.1 shall be issuable as Common Stock of the Company regardless of their series or class under the Prior Plans.

        2.b.   Lapsed, Returned Awards. Shares subject to Awards, and Shares issued under the Plan under any Award, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (a) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR, (b) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price, (c) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued or (d) are surrendered pursuant to an Exchange Program. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Shares used to pay the exercise price of an Award or withheld to satisfy the tax withholding obligations related to an Award will become available for future grant or sale under the Plan. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 2.2 will not include Shares subject to Awards that initially became available because of the substitution clause in Section 21.2 hereof.

        2.c.   Minimum Share Reserve. At all times the Company shall reserve and keep available a sufficient number of Shares as shall be required to satisfy the requirements of all outstanding Awards granted under this Plan.

        2.d.   ISO Limitation. No more than 15,000,000 Shares shall be issued pursuant to the exercise of ISOs granted under the Plan.

        2.e.   Adjustment of Shares. If the number or class of outstanding Shares is changed by a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in the capital structure of the Company, without consideration, then (a) the number and class of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1, including Shares reserved under sub-clauses (i)-(v) of Section 2.1, (b) the Exercise Prices of and number and class of Shares subject to outstanding Options and SARs, (c) the number and class of Shares subject to other outstanding Awards, and (d) the maximum number and class of Shares that may be issued as ISOs set forth in Section 2.4, shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws, provided that fractions of a Share will not be issued.

If, by reason of an adjustment pursuant to this Section 2.5, a Participant's Award Agreement or other agreement related to any Award, or the Shares subject to such Award, covers additional or different shares of stock or securities, then such additional or different shares, and the Award Agreement or such other agreement in respect thereof, will be subject to all of the terms, conditions, and restrictions which were applicable to the Award or the Shares subject to such Award prior to such adjustment.

3.   **ELIGIBILITY**. ISOs may be granted only to eligible Employees. All other Awards may be granted to Employees, Consultants, Directors, and Non-Employee Directors, provided that such Consultants, Directors, and

Non-Employee Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

4. ADMINISTRATION.

4.a. Committee Composition; Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms, and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan, except, however, the Board shall establish the terms for the grant of an Award to Non-Employee Directors. The Committee will have the authority to:

(i) construe and interpret this Plan, any Award Agreement, and any other agreement or document executed pursuant to this Plan;

(ii) prescribe, amend, and rescind rules and regulations relating to this Plan or any Award;

(iii) select persons to receive Awards;

(iv) determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the Exercise Price, the time or times when Awards may vest and be exercised (which may be based on performance criteria) or settled, any vesting acceleration or waiver of forfeiture restrictions, the method to satisfy tax withholding obligations or any other tax liability legally due, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee will determine;

(v) determine the number of Shares or other consideration subject to Awards;

(vi) determine the Fair Market Value in good faith and interpret the applicable provisions of this Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;

(vii) determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary, or Affiliate;

(viii) grant waivers of Plan or Award conditions;

(ix) determine the vesting, exercisability, and payment of Awards;

(x) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(xi) determine whether an Award has been earned;

(xii) determine the terms and conditions of any, and to institute any Exchange Program;

(xiii) modify or waive any criteria with respect to Performance Factors;

(xiv) adjust Performance Factors to take into account changes in law and accounting or tax rules as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events, or circumstances to avoid windfalls or hardships;

(xv) adopt terms and conditions, rules, and/or procedures (including the adoption of any subplan under this Plan) relating to the operation and administration of the Plan to accommodate requirements of local law and procedures outside of the United States or to qualify Awards for special tax treatment under laws of jurisdictions other than the United States;

(xvi) exercise discretion with respect to Performance Awards;

(xvii) make all other determinations necessary or advisable for the administration of this Plan; and

(xviii) delegate any of the foregoing to a subcommittee or to one or more executive officers pursuant to a specific delegation as permitted by applicable law, including but not limited to Section 157(c) of the Delaware General Corporation Law.

4.b. Committee Interpretation and Discretion. Any determination made by the Committee with respect to any Award shall be made in its sole discretion at the time of grant of the Award or, unless in contravention of any

express term of the Plan or Award, at any later time, and such determination shall be final and binding on the Company and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement shall be submitted by the Participant or Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and the Participant. The Committee may delegate to one or more executive officers the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution shall be final and binding on the Company and the Participant.

4.c. Documentation. The Award Agreement for a given Award, the Plan, and any other documents may be delivered to, and accepted by, a Participant or any other person in any manner (including electronic distribution or posting) that meets applicable legal requirements.

4.d. Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws and practices in other countries in which the Company, its Subsidiaries, and Affiliates operate or have employees or other individuals eligible for Awards, the Committee, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries and Affiliates shall be covered by the Plan; (b) determine which individuals outside the United States are eligible to participate in the Plan, which may include individuals who provide services to the Company, Subsidiary or Affiliate under an agreement with a foreign nation or agency; (c) modify the terms and conditions of any Award granted to individuals outside the United States or foreign nationals to comply with applicable foreign laws, policies, customs, and practices; (d) establish subplans and modify exercise procedures, vesting conditions, and other terms and procedures to the extent the Committee determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices, if necessary); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 2.1 hereof; and (e) take any action, before or after an Award is made, that the Committee determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals, provided, however, that no action taken under this Section 4.4 will increase the Share limitations contained in Section 2.1 hereof. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

5. **OPTIONS**. An Option is the right but not the obligation to purchase a Share, subject to certain conditions, if applicable. The Committee may grant Options to eligible Employees, Consultants, and Directors and will determine whether such Options will be Incentive Stock Options within the meaning of the Code ("**ISOs**") or Nonqualified Stock Options ("**NQSOs**"), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may vest and be exercised, and all other terms and conditions of the Option, subject to the following terms of this section.

5.a. Option Grant. Each Option granted under this Plan will identify the Option as an ISO or an NQSO. An Option may be, but need not be, awarded upon satisfaction of such Performance Factors during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the Option is being earned upon the satisfaction of Performance Factors, then the Committee will: (a) determine the nature, length, and starting date of any Performance Period for each Option; and (b) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to Options that are subject to different performance goals and other criteria.

5.b. Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, or a specified future date. The Award Agreement will be delivered to the Participant within a reasonable time after the granting of the Option.

5.c. Exercise Period. Options may be vested and exercisable within the times or upon the conditions as set forth in the Award Agreement governing such Option, provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted and provided further that no ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary of the Company ("**Ten Percent Stockholder**") will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.d. Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted, provided that: (a) the Exercise Price of an Option will be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant, and (b) the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 11 and the Award Agreement and in accordance with any procedures established by the Company.

5.e. Method of Exercise. Any Option granted hereunder will be vested and exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Committee may specify from time to time) from the person entitled to exercise the Option (and/or via electronic execution through the authorized third-party

administrator), and (b) full payment for the Shares with respect to which the Option is exercised (together with applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.5 of the Plan. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

5.f. Termination of Service. If the Participant's Service terminates for any reason except for Cause or the Participant's death or Disability, then the Participant may exercise such Participant's Options, only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates, no later than three (3) months after the date Participant's Service terminates (or such shorter or longer time period as may be determined by the Committee, with any exercise beyond three (3) months after the date Participant's employment terminates deemed to be the exercise of an NQSO), but in any event no later than the expiration date of the Options.

(i) Death. If the Participant's Service terminates because of the Participant's death (or the Participant dies within three (3) months after Participant's Service terminates other than for Cause or because of the Participant's Disability), then the Participant's Options may be exercised, only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates, and must be exercised by the Participant's legal representative, or authorized assignee no later than twelve (12) months after the date Participant's Service terminates (or such shorter time period or longer time period as may be determined by the Committee), but in any event no later than the expiration date of the Options.

(ii) Disability. If the Participant's Service terminates because of the Participant's Disability, then the Participant's Options may be exercised, only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates, and must be exercised by the Participant (or the Participant's legal representative or authorized assignee) no later than twelve (12) months after the date Participant's Service terminates (or such shorter time period or longer time period as may be determined by the Committee, with any exercise beyond (a) three (3) months after the date Participant's employment terminates when the termination of Service is for a Disability that is not a "permanent and total disability" as defined in Section 22(e)(3) of the Code or (b) twelve (12) months after the date Participant's employment terminates when the termination of Service is for a Disability that is a "permanent and total disability" as defined in Section 22(e)(3) of the Code, deemed to be exercise of an NQSO), but in any event no later than the expiration date of the Options.

(iii) Cause. If the Participant is terminated for Cause, then Participant's Options shall expire on such Participant's date of termination of Service, or at such later time and on such conditions as are determined by the Committee, but in no event later than the expiration date of the Options. Unless otherwise provided in the Award Agreement, Cause shall have the meaning set forth in the Plan.

5.g. Limitations on Exercise. The Committee may specify a minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent any Participant from exercising the Option for the full number of Shares for which it is then exercisable.

5.h. Limitations on ISOs. With respect to Awards granted as ISOs, to the extent that the aggregate Fair Market Value of the Shares with respect to which such ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as NQSOs. For purposes of this Section 5.8, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

5.i. Modification, Extension or Renewal. The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to Section 18 of this Plan, by written notice to affected Participants, the Committee may reduce the Exercise Price of outstanding Options without the consent of such Participants; provided, however, that the Exercise Price may not be reduced below the Fair Market Value on the date the action is taken to reduce the Exercise Price.

5.j. No Disqualification. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended, or altered, nor will any discretion or authority granted under this Plan be exercised,

so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.

6. **RESTRICTED STOCK AWARDS**. A Restricted Stock Award is an offer by the Company to sell to an eligible Employee, Consultant, or Director Shares that are subject to restrictions ("**Restricted Stock**"). The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the Purchase Price, the restrictions under which the Shares will be subject, and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

6.a. Restricted Stock Purchase Agreement. All purchases under a Restricted Stock Award will be evidenced by an Award Agreement. Except as may otherwise be provided in an Award Agreement, a Participant accepts a Restricted Stock Award by signing and delivering to the Company an Award Agreement with full payment of the Purchase Price, within thirty (30) days from the date the Award Agreement was delivered to the Participant. If the Participant does not accept such Award within thirty (30) days, then the offer of such Restricted Stock Award will terminate, unless the Committee determines otherwise.

6.b. Purchase Price. The Purchase Price for a Restricted Stock Award will be determined by the Committee and may be less than Fair Market Value on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 11 of the Plan, and the Award Agreement and in accordance with any procedures established by the Company.

6.c. Terms of Restricted Stock Awards. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified period of Service with the Company or upon completion of Performance Factors, if any, during any Performance Period as set out in advance in the Participant's Award Agreement. Prior to the grant of a Restricted Stock Award, the Committee shall: (a) determine the nature, length, and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

6.d. Termination of Service. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

7. **STOCK BONUS AWARDS**. A Stock Bonus Award is an award to an eligible Employee, Consultant, or Director of Shares for Services to be rendered or for past Services already rendered to the Company or any Parent, Subsidiary, or Affiliate. All Stock Bonus Awards shall be made pursuant to an Award Agreement. No payment from the Participant will be required for Shares awarded pursuant to a Stock Bonus Award.

7.a. Terms of Stock Bonus Awards. The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified period of Service with the Company or upon satisfaction of performance goals based on Performance Factors during any Performance Period as set out in advance in the Participant's Stock Bonus Agreement. Prior to the grant of any Stock Bonus Award the Committee shall: (a) determine the nature, length, and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Factors to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria.

7.b. Form of Payment to Participant. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment, as determined in the sole discretion of the Committee.

7.c. Termination of Service. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

8. **STOCK APPRECIATION RIGHTS**. A Stock Appreciation Right ("**SAR**") is an award to an eligible Employee, Consultant, or Director that may be settled in cash or Shares (which may consist of Restricted Stock) having a value equal to (a) the difference between the Fair Market Value on the date of exercise over the Exercise Price multiplied by (b) the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in an Award Agreement). All SARs shall be made pursuant to an Award Agreement.

8.a. Terms of SARs. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares subject to the SAR, (b) the Exercise Price and the time or times during which the SAR may be settled, (c) the consideration to be distributed on settlement of the SAR, and (d) the effect of the Participant's termination of Service on each SAR. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted and may not be less than Fair Market Value of the Shares on the date of grant. A SAR may be awarded upon satisfaction of Performance Factors, if any, during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the SAR is being earned upon the satisfaction of Performance

Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for each SAR; and (ii) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Factors and other criteria.

8.b. <u>Exercise Period and Expiration Date</u>. A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. The SAR Agreement shall set forth the expiration date, provided that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines. Except as may be set forth in the Participant's Award Agreement, vesting ceases on the date Participant's Service terminates (unless determined otherwise by the Committee). Notwithstanding the foregoing, the rules of Section 5.6 also will apply to SARs.

8.c. <u>Form of Settlement</u>. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price, by (b) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from the Company for the SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest, if any, as the Committee determines, <u>provided that</u> the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.

8.d. <u>Termination of Service</u>. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

9. **RESTRICTED STOCK UNITS**. A Restricted Stock Unit ("**RSU**") is an award to an eligible Employee, Consultant, or Director covering a number of Shares that may be settled in cash or by issuance of those Shares (which may consist of Restricted Stock). All RSUs shall be made pursuant to an Award Agreement.

9.a. <u>Terms of RSUs</u>. The Committee will determine the terms of an RSU including, without limitation: (a) the number of Shares subject to the RSU, (b) the time or times during which the RSU may be settled, (c) the consideration to be distributed on settlement, and (d) the effect of the Participant's termination of Service on each RSU, provided that no RSU will have a term longer than ten (10) years. An RSU may be awarded upon satisfaction of such performance goals based on Performance Factors during any Performance Period as are set out in advance in the Participant's Award Agreement. If the RSU is being earned upon satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for the RSU; (ii) select from among the Performance Factors to be used to measure the performance, if any; and (iii) determine the number of Shares deemed subject to the RSU. Performance Periods may overlap and Participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria.

9.b. <u>Form and Timing of Settlement</u>. Payment of earned RSUs shall be made as soon as practicable after the date(s) determined by the Committee and set forth in the Award Agreement. The Committee, in its sole discretion, may settle earned RSUs in cash, Shares, or a combination of both. The Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned, <u>provided that</u> the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.

9.c. <u>Termination of Service</u>. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

10. **PERFORMANCE AWARDS**.

10.a. <u>Types of Performance Awards</u>. A Performance Award is an award to an eligible Employee, Consultant, or Director that is based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, Shares (which may consist of, without limitation, Restricted Stock), other property, or any combination thereof. Grants of Performance Awards shall be made pursuant to an Award Agreement that cites Section 10 of the Plan.

(i) <u>Performance Shares</u>. The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded, and determine the number of Performance Shares and the terms and conditions of each such Award. Performance Shares will consist of a unit valued by reference to a designated number of Shares, the value of which may be paid to the Participant by delivery of Shares or, if set forth in the instrument evidencing the Award, of such property as the Committee will determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. The amount to be paid under an Award of Performance Shares may be adjusted on the basis of such further consideration as the Committee will determine in its sole discretion.

(ii) Performance Units. The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded, and determine the number of Performance Units and the terms and conditions of each such Award. Performance Units will consist of a unit valued by reference to a designated amount of property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee will determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee.

(iii) Cash-Settled Performance Awards. The Committee may also grant cash-based Performance Awards to Participants under the terms of this Plan. Such awards will be based on the attainment of performance goals using the Performance Factors within this Plan that are established by the Committee for the relevant performance period.

10.b. Terms of Performance Awards. The Committee will determine, and each Award Agreement shall set forth, the terms of each Performance Award including, without limitation: (a) the amount of any cash bonus, (b) the number of Shares deemed subject to an award of Performance Shares, (c) the Performance Factors and Performance Period that shall determine the time and extent to which each Performance Award shall be settled, (d) the consideration to be distributed on settlement, and (e) the effect of the Participant's termination of Service on each Performance Award. In establishing Performance Factors and the Performance Period the Committee will: (i) determine the nature, length, and starting date of any Performance Period; and (ii) select from among the Performance Factors to be used; Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant. Prior to settlement the Committee shall determine the extent to which Performance Awards have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Awards that are subject to different Performance Periods and different performance goals and other criteria.

10.c. Termination of Service. Except as may be set forth in the Participant's Award Agreement, vesting ceases on the date Participant's Service terminates (unless determined otherwise by the Committee).

11. **PAYMENT FOR SHARE PURCHASES**. Payment from a Participant for Shares purchased pursuant to this Plan may be made in cash or by check or, where approved for the Participant by the Committee and where permitted by law (and to the extent not otherwise set forth in the applicable Award Agreement):

(i) by cancellation of indebtedness of the Company to the Participant;

(ii) by surrender of shares of the Company held by the Participant that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Award will be exercised or settled;

(iii) by waiver of compensation due or accrued to the Participant for services rendered or to be rendered to the Company or a Parent or Subsidiary of the Company;

(iv) by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Company in connection with the Plan;

(v) by any combination of the foregoing; or

(vi) by any other method of payment as is permitted by applicable law.

The Committee may limit the availability of any method of payment, to the extent the Committee determines, in its discretion, such limitation is necessary or advisable to comply with applicable law or facilitate the administration of the Plan. Unless determined otherwise by the Committee, all payments under any of the methods indicated above shall be made in United States dollars.

12. **GRANTS TO NON-EMPLOYEE DIRECTORS**.

12.a. General. Non-Employee Directors are eligible to receive any type of Award offered under this Plan except ISOs. Awards pursuant to this Section 12 may be automatically made pursuant to policy adopted by the Board, or made from time to time as determined in the discretion of the Board. No Non-Employee Director may receive Awards under the Plan that, when combined with cash compensation received for service as a Non-Employee Director, exceed $750,000 in value (as described below) in any calendar year. The value of Awards for purposes of complying with this maximum will be determined as follows: (a) for Options and SARs, the grant date fair value will be calculated using the Company's regular valuation methodology for determining the grant date fair value of Options for reporting purposes, which may include using the three-month trailing average of the Company's closing stock price, the Black-Scholes value of the Award or other accepted valuation methodology consistent with then-current accounting standards (as applied in a generally consistent manner among similar awards granted in the same year), and the

aggregate number of Shares subject to the Award, and (b) for all other Awards other than Options and SARs, grant date fair value will be determined by either (i) calculating the product of the Fair Market Value per Share on the date of grant and the aggregate number of Shares subject to the Award, or (ii) calculating the product using an average of the Fair Market Value over a number of trading days and the aggregate number of Shares subject to the Award, as determined by the Committee. Awards granted to an individual while he or she was serving in the capacity as an Employee or while he or she was a Consultant but not a Non-Employee Director will not count for purposes of the limitations set forth in this Section 12.1.

12.b. Eligibility. Awards pursuant to this Section 12 shall be granted only to Non-Employee Directors. A Non-Employee Director who is elected or re-elected as a member of the Board will be eligible to receive an Award under this Section 12.

12.c. Vesting, Exercisability and Settlement. Except as set forth in Section 21, Awards shall vest, become exercisable, and be settled as determined by the Board. With respect to Options and SARs, the exercise price granted to Non-Employee Directors shall not be less than the Fair Market Value of the Shares at the time that such Option or SAR is granted.

12.d. Election to Receive Awards in Lieu of Cash. A Non-Employee Director may elect to receive his or her annual retainer payments and/or meeting fees from the Company in the form of cash or Awards or a combination thereof, if permitted by applicable law, and as determined, by the Committee. Such Awards shall be issued under the Plan. An election under this Section 12.4 shall be filed with the Company on the form prescribed by the Company.

13. WITHHOLDING TAXES.

13.a. Withholding Generally. In connection with any tax or tax withholding event related to Awards granted under this Plan, the Company may require the Participant to remit to the Company, or to the Parent, Subsidiary, or Affiliate, as applicable, employing the Participant or to which the Participant provides Services an amount sufficient to satisfy applicable U.S. federal, state, local, and international income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax related items (the "***Tax-Related Items***") related to the Participant's participation in the Plan and legally applicable to the Participant prior to the delivery of Shares, cash or other property pursuant to exercise or settlement of any Award. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable withholding obligations for Tax-Related Items.

13.b. Stock Withholding. The Committee, or its delegate(s), as permitted by applicable law, in its sole discretion and pursuant to such procedures as it may specify from time to time and to limitations of local law, may require or permit a Participant to satisfy such Tax Related Items legally applicable to the Participant, in whole or in part by (without limitation) (a) paying cash, (b) having the Company withhold otherwise deliverable cash or Shares having a fair market value equal to the Tax-Related Items to be withheld, (c) delivering to the Company already-owned shares having a Fair Market Value equal to the Tax-Related Items to be withheld, or (d) withholding from the proceeds of the sale of otherwise deliverable Shares acquired pursuant to an Award either through a voluntary sale or through a mandatory sale arranged by the Company or any brokerage firm determined to be acceptable by the Company. The Company may withhold or account for these Tax-Related Items by considering applicable statutory withholding rates or other applicable withholding rates, including up to the maximum permissible statutory tax rate for the applicable tax jurisdiction, to the extent consistent with applicable laws.

14. TRANSFERABILITY.

14.a. Transfer Generally. Unless determined otherwise by the Committee or pursuant to Section 14.2, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. If the Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or by domestic relations order to a Permitted Transferee, such Award will contain such additional terms and conditions as the Committee deems appropriate. All Awards shall be exercisable: (a) during the Participant's lifetime only by the Participant or the Participant's guardian or legal representative; (b) after the Participant's death, by the legal representative of the Participant's heirs or legatees; and (c) in the case of all awards except ISOs, by a Permitted Transferee.

14.b. Award Transfer Program. Notwithstanding any contrary provision of the Plan, the Committee shall have all discretion and authority to determine and implement the terms and conditions of any Award Transfer Program instituted pursuant to this Section 14.2 and shall have the authority to amend the terms of any Award participating, or otherwise eligible to participate in, the Award Transfer Program, including (but not limited to) the authority to (i) amend (including to extend) the expiration date, post-termination exercise period and/or forfeiture conditions of any such Award, (ii) amend or remove any provisions of the Award relating to the Award holder's continued service to the Company or its Parent or any Subsidiary, (iii) amend the permissible payment methods with respect to the exercise or purchase of any such Award, (iv) amend the adjustments to be implemented in the event of changes in the capitalization and other similar events with respect to such Award, and (v) make such other changes to the terms of such Award as the Committee deems necessary or appropriate in its sole discretion.

15. PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES.

15.a. Voting and Dividends. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant, except for any dividend equivalent rights permitted by an applicable Award Agreement. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant will have no right to retain such stock dividends or stock distributions with respect to Shares that are repurchased at the Participant's Purchase Price or Exercise Price, as the case may be, pursuant to Section 15.2.

15.b. Restrictions on Shares. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a "***Right of Repurchase***") a portion of any or all Unvested Shares held by a Participant following such Participant's termination of Service at any time within ninety (90) days(or such longer or shorter time determined by the Committee) after the later of the date Participant's Service terminates and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant's Purchase Price or Exercise Price, as the case may be.

16. CERTIFICATES.
All Shares or other securities whether or not certificated, delivered under this Plan will be subject to such stock transfer orders, legends, and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable U.S. federal, state, or foreign securities law, or any rules, regulations, and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted, and any non-U.S. exchange controls or securities law restrictions to which the Shares are subject.

17. ESCROW; PLEDGE OF SHARES.
To enforce any restrictions on a Participant's Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan will be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of the Participant's obligation to the Company under the promissory note, provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company will have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant's Shares or other collateral. In connection with any pledge of the Shares, the Participant will be required to execute and deliver a written pledge agreement in such form as the Committee will from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a pro rata basis as the promissory note is paid.

18. REPRICING; EXCHANGE AND BUYOUT OF AWARDS.
An Exchange Program, including but not limited to any repricing of Options or SARs, is not permitted without prior stockholder approval.

19. SECURITIES LAW AND OTHER REGULATORY COMPLIANCE.
An Award will not be effective unless such Award is in compliance with all applicable U.S. and foreign federal and state securities and exchange control and other laws, rules, and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable and/or (b) completion of any registration or other qualification of such Shares under any state, federal, or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification, or listing requirements of any foreign or state securities laws, exchange control laws, stock exchange, or automated quotation system, and the Company will have no liability for any inability or failure to do so.

20. NO OBLIGATION TO EMPLOY.
Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other service relationship with, the Company or any Parent, Subsidiary, or Affiliate or limit in any way the right of the Company or any Parent, Subsidiary, or Affiliate to terminate Participant's employment or service relationship at any time.

21. CORPORATE TRANSACTIONS.

21.a. Assumption or Replacement of Awards by Successor. In the event that the Company is subject to a Corporate Transaction, outstanding Awards acquired under the Plan shall be subject to the agreement evidencing the Corporate Transaction, which need not treat all outstanding Awards in an identical manner. Such agreement, without

the Participant's consent, shall provide for one or more of the following with respect to all outstanding Awards as of the effective date of such Corporate Transaction.

(a) The continuation of an outstanding Award by the Company (if the Company is the successor entity).

(b) The assumption of an outstanding Award by the successor or acquiring entity (if any) of such Corporate Transaction (or by its parents, if any), which assumption, will be binding on all selected Participants; provided that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code.

(c) The substitution by the successor or acquiring entity in such Corporate Transaction (or by its parents, if any) of equivalent awards with substantially the same terms for such outstanding Awards (except that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code).

(d) The full acceleration of exercisability or vesting and accelerated expiration of an outstanding Award and lapse of the Company's right to repurchase or re-acquire shares acquired under an Award or lapse of forfeiture rights with respect to shares acquired under an Award.

(e) The settlement of the full value of such outstanding Award (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or its parent, if any) with a Fair Market Value equal to the required amount, followed by the cancellation of such Awards; provided however, that such Award may be cancelled if such Award has no value, as determined by the Committee, in its discretion. Subject to Section 409A of the Code, such payment may be made in installments and may be deferred until the date or dates the Award would have become exercisable or vested. Such payment may be subject to vesting based on the Participant's continued service, provided that the vesting schedule shall not be less favorable to the Participant than the schedule under which the Award would have become vested or exercisable. For purposes of this Section 21.1(e), the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.

The Board shall have full power and authority to assign the Company's right to repurchase or reacquire or forfeiture rights to such successor or acquiring corporation. In addition, in the event such successor or acquiring corporation refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, the Committee will notify the Participant in writing or electronically that such Award will be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period. Awards need not be treated similarly in a Corporate Transaction.

21.b. <u>Assumption of Awards by the Company</u>. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either: (a) granting an Award under this Plan in substitution of such other company's award, or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (<u>except</u> that the Purchase Price or the Exercise Price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price. Substitute Awards will not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in a calendar year.

21.c. <u>Non-Employee Directors' Awards</u>. Notwithstanding any provision to the contrary herein, in the event of a Corporate Transaction, the vesting of all Awards granted to Non-Employee Directors shall accelerate and such Awards shall become exercisable (as applicable) in full prior to the consummation of such event at such times and on such conditions as the Committee determines.

22. **ADOPTION AND STOCKHOLDER APPROVAL**. This Plan shall be submitted for the approval of the Company's stockholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board.

23. **TERM OF PLAN/GOVERNING LAW.** Unless earlier terminated as provided herein, this Plan will become effective on the Effective Date and will terminate ten (10) years from the date this Plan is adopted by the Board. After this Plan is terminated or expires, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions. This Plan and all Awards granted hereunder shall be governed by and construed in accordance with the laws of the State of Delaware (excluding its conflict of laws rules).

24. **AMENDMENT OR TERMINATION OF PLAN**. The Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan, provided, however, that the Board will not, without the approval of the stockholders of the Company, amend this Plan in any manner that requires such stockholder approval, provided further that a Participant's Award shall be governed by the version of this Plan then in effect at the time such Award was granted. No termination or amendment of the Plan will affect any then-outstanding Award unless expressly provided by the Committee. In any

event, no termination or amendment of the Plan or any outstanding Award may adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with applicable law, regulation, or rule.

25. **NONEXCLUSIVITY OF THE PLAN**. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

26. **INSIDER TRADING POLICY**. Each Participant who receives an Award shall comply with any policy adopted by the Company from time to time covering transactions in the Company's securities by Employees, officers, and/or Directors of the Company, as well as with any applicable insider trading or market abuse laws to which the Participant may be subject.

27. **ALL AWARDS SUBJECT TO COMPANY CLAWBACK OR RECOUPMENT POLICY**.
All Awards, subject to applicable law, shall be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of Participant's employment or other service with the Company that is applicable to officers, Employees, Directors or other service providers of the Company, and in addition to any other remedies available under such policy and applicable law, may require the cancellation of outstanding Awards and the recoupment of any gains realized with respect to Awards.

28. **DEFINITIONS**. As used in this Plan, and except as elsewhere defined herein, the following terms will have the following meanings:

28.a. "*Affiliate*" means (a) any entity that, directly or indirectly, is controlled by, controls, or is under common control with, the Company, and (b) any entity in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

28.b. "*Award*" means any award under the Plan, including any Option, Performance Award, Restricted Stock, Stock Bonus, Stock Appreciation Right, or Restricted Stock Unit.

28.c. "*Award Agreement*" means, with respect to each Award, the written or electronic agreement between the Company and the Participant setting forth the terms and conditions of the Award, and country-specific appendix thereto for grants to non-U.S. Participants, which shall be in substantially a form (which need not be the same for each Participant) that the Committee (or in the case of Award agreements that are not used for Insiders, the Committee's delegate(s)) has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

28.d. "*Award Transfer Program*" means any program instituted by the Committee which would permit Participants the opportunity to transfer any outstanding Awards to a financial institution or other person or entity approved by the Committee.

28.e. "*Board*" means the Board of Directors of the Company.

28.f. "*Cause*" means (i) Participant's willful failure substantially to perform his or her duties and responsibilities to the Company or material violation of a Company policy; (ii) Participant's commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in injury to the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant's willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company's ability to terminate a Participant's employment or consulting relationship at any time as provided in Section 20 above, and the term "Company" will be interpreted to include any Subsidiary or Parent, as appropriate. Notwithstanding the foregoing, the foregoing definition of "Cause" may, in part or in whole, be modified or replaced in each individual agreement or Award Agreement with any Participant, provided that such document supersedes the definition provided in this Section 28.6.

28.g. "*Code*" means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

28.h. "*Committee*" means the Compensation and Leadership Committee of the Board, or any other committee of the Board, or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

28.i. "*Common Stock*" means the Class A common stock of the Company.

28.j.   "*Company*" means GoPro, Inc., a Delaware corporation, or any successor corporation.

28.k.   "*Consultant*" means any natural person, including an advisor or independent contractor, engaged by the Company or a Parent, Subsidiary, or Affiliate to render services to such entity.

28.l.   "*Corporate Transaction*" means the occurrence of any of the following events:

(i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then-outstanding voting securities; provided, however, that for purposes of this subclause (i) the acquisition of additional securities by any one Person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Corporate Transaction; (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation;(iv) any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company); or (v) a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve

(12) month period by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purpose of this subclause (v), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Corporate Transaction. For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Code) would become payable under this Plan by reason of a Corporate Transaction, such amount shall become payable only if the event constituting a Corporate Transaction would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as defined within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and IRS guidance that has been promulgated or may be promulgated thereunder from time to time.

28.m.   "*Director*" means a member of the Board.

28.n.   "*Disability*" means in the case of incentive stock options, total and permanent disability as defined in Section 22(e)(3) of the Code and in the case of other Awards, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

28.o.   "*Effective Date*" means February 15, 2024, subject to prior approval of the Plan by the stockholders and the Board.

28.p.   "*Employee*" means any person, including officers and Directors, providing services as an employee to the Company or any Parent, Subsidiary, or Affiliate. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

28.q.   "*Exchange Act*" means the United States Securities Exchange Act of 1934, as amended.

28.r.   "*Exchange Program*" means a program pursuant to which (i) outstanding Awards are surrendered, cancelled, or exchanged for cash, the same type of Award, or a different Award (or combination thereof) or (ii) the exercise price of an outstanding Award is reduced.

28.s.   "*Exercise Price*" means, with respect to an Option, the price at which a holder may purchase the Shares issuable upon exercise of an Option and with respect to a SAR, the price at which the SAR is granted to the holder thereof.

28.t.   "*Fair Market Value*" means, as of any date, the value of a Share, determined as follows:

(i)if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in *The Wall Street* Journal or such other source as the Committee deems reliable;

(ii) if such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; or

(iii) by the Board or the Committee in good faith.

28.u. "*Insider*" means an officer or director of the Company or any other person whose transactions in the Company's Common Stock are subject to Section 16 of the Exchange Act.

28.v. "*IRS*" means the United States Internal Revenue Service.

28.w. "*Non-Employee Director*" means a Director who is not an Employee of the Company or any Parent, Subsidiary, or Affiliate.

28.x. "*Option*" means an award of an option to purchase Shares pursuant to Section 5.

28.y. "*Parent*" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.z. "*Participant*" means a person who holds an Award under this Plan.

28.aa. "*Performance Award*" means an Award as defined in Section 10 and granted under the Plan.

28.ab. "*Performance Factors*" means any of the factors selected by the Committee and specified in an Award Agreement, from among the following measures, either individually, alternatively or in any combination, applied to the Company as a whole or any business unit or Subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the performance goals established by the Committee with respect to applicable Awards have been satisfied:

(i) profit before tax;

(ii) subscription metrics;

(iii) revenue;

(iv) net revenue;

(v) earnings (which may include earnings before interest and taxes, earnings before taxes, net earnings, stock-based compensation expenses, depreciation, and amortization);

(vi) operating income;

(vii) operating margin;

(viii) operating profit;

(ix) controllable operating profit or net operating profit;

(x) net profit;

(xi) gross margin;

(xii) operating expenses or operating expenses as a percentage of revenue;

(xiii) net income;

(xiv) earning per share;

(xv) total stockholder return or relative total stockholder return;

(xvi) market share;

(xvii) return on assets or net assets;

(xviii) the Company's stock price;

(xix) growth in stockholder value relative to a pre-determined index;

(xx) return on equity;

(xxi) return on invested capital;

(xxii)cash flow (including free cash flow or operating cash flows) or cash flow margins;

(xxiii)cash conversion cycle;

(xxiv)economic value added;

(xxv)individual confidential business objectives;

(xxvi)overhead or other expense reduction;

(xxvii)credit rating;

(xxviii)strategic plan development and implementation;

(xxix)succession plan development and implementation;

(xxx)improvement in workforce diversity;

(xxxi)customer indicators and/or satisfaction;

(xxxii)new product invention or innovation;

(xxxiii)attainment of research and development milestones;

(xxxiv)improvements in productivity;

(xxxv)bookings;

(xxxvi)attainment of objective operating goals and employee metrics; or

(xxxvii)any other metric that is capable of measurement as determined by the Committee.

The Committee may, in recognition of unusual or non-recurring items such as acquisition-related activities or changes in applicable accounting rules, provide for one or more equitable adjustments to the Performance Factors to preserve the Committee's original intent regarding the Performance Factors at the time of the initial award grant. It is within the sole discretion of the Committee to make or not make any such equitable adjustments.

28.ac. "***Performance Period***" means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Factors will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance Award.

28.ad. "***Performance Share***" means an Award as defined in Section 10 and granted under the Plan.

28.ae. "***Performance Unit***" means an Award as defined in Section 10 and granted under the Plan.

28.af. "***Permitted Transferee***" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Employee, any person sharing the Employee's household (other than a tenant or employee), a trust in which these persons (or the Employee) have more than 50% of the beneficial interest, a foundation in which these persons (or the Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than 50% of the voting interests.

28.ag. "***Person***" shall have the meaning as such term is used in Sections 13(d) and 14(d) of the Exchange Act.

28.ah. "***Plan***" means this GoPro, Inc. 2024 Equity Incentive Plan.

28.ai. "***Purchase Price***" means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or SAR.

28.aj. "***Restricted Stock Award***" means an Award as defined in Section 6 and granted under the Plan, or issued pursuant to the early exercise of an Option.

28.ak. "***Restricted Stock Unit***" means an Award as defined in Section 9 and granted under the Plan.

28.al. "***SEC***" means the United States Securities and Exchange Commission.

28.am. "***Securities Act***" means the United States Securities Act of 1933, as amended.

28.an. "***Service***" shall mean service as an Employee, Consultant, Director or Non-Employee Director, to the Company or a Parent, Subsidiary or Affiliate of the Company, subject to such further limitations as may be set forth in the Plan or the applicable Award Agreement. An Employee will not be deemed to have ceased to provide Service in

the case of (i) sick leave, (ii) military leave, or (iii) any other leave of absence approved by the Company; <u>provided</u>, that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by the Company. In the case of any Employee on an approved leave of absence or a reduction in hours worked (for illustrative purposes only, a change in schedule from that of full-time to part-time), the Company may make such provisions respecting suspension of or modification of vesting of the Award while on leave from the employ of the Company or a Parent, Subsidiary or Affiliate or during such change in working hours as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. In the event of military leave, if required by applicable laws, vesting shall continue for the longest period that vesting continues under any other statutory or Company approved leave of absence and, upon a Participant's returning from military leave (under conditions that would entitle him or her to protection upon such return under the U.S. Uniform Services Employment and Reemployment Rights Act), he or she shall be given vesting credit with respect to Awards to the same extent as would have applied had the Participant continued to provide services to the Company throughout the leave on the same terms as he or she was providing services immediately prior to such leave. Except as set forth in this Section 28.40, and unless otherwise provided in the Award Agreement, a Participant's termination of Service will be considered to occur as of the date he or she ceases to provide services (regardless of whether the termination is in breach of local employment laws or is later found to be invalid) and Service shall not be extended by any notice period or any period of garden leave or similar period mandated by local law, *provided however*, that a change in status from an employee to a consultant or advisor shall not terminate the service provider's Service, unless determined by the Committee, in its discretion. The Committee will have sole discretion to determine whether a Participant has ceased to provide Services and the effective date on which the Participant ceased to provide Services (including whether a Participant may still be considered to be providing services while on a leave of absence).

28.ao. "*Shares*" means shares of the Common Stock and the common stock of any successor entity of the Company.

28.ap. "*Stock Appreciation Right*" means an Award defined in Section 8 and granted under the Plan.

28.aq. "*Stock Bonus*" means an Award defined in Section 7 and granted under the Plan.

28.ar. "*Subsidiary*" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.as. "*Treasury Regulations*" means regulations promulgated by the United States Treasury Department.

28.at. "*Unvested Shares*" means Shares that have not yet vested or are subject to a right of repurchase in favor of the Company (or any successor thereto).

APPENDIX C

Reconciliation of GAAP to Non-GAAP Financial Measures

We report net income (loss) and diluted net income (loss) per share in accordance with United States generally accepted accounting principles (GAAP) and on a non-GAAP basis. Additionally, we report non-GAAP adjusted EBITDA. We use non-GAAP financial measures to help us understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operational plans. Our management uses and believes that investors benefit from referring to these non-GAAP financial measures in assessing our operating results. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, the measures prepared in accordance with GAAP, and are not based on any comprehensive set of accounting rules or principles. We believe that these non-GAAP measures, when read in conjunction with our GAAP financials, provide useful information to investors by facilitating:

- the comparability of our on-going operating results over the periods presented;
- the ability to identify trends in our underlying business; and
- the comparison of our operating results against analyst financial models and operating results of other public companies that supplement their GAAP results with non-GAAP financial measures.

These non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:

- adjusted EBITDA does not reflect income tax expense (benefit), which may change cash available to us;

- adjusted EBITDA does not reflect interest income (expense), which may reduce cash available to us;

- adjusted EBITDA excludes depreciation and amortization and, although these are non-cash charges, the property and equipment being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash capital expenditure requirements for such replacements;

- adjusted EBITDA excludes the amortization of point of purchase (POP) display assets because it is a non-cash charge, and is treated similarly to depreciation of property and equipment and amortization of acquired intangible assets;

- adjusted EBITDA and non-GAAP net income (loss) exclude restructuring and other related costs which primarily include severance-related costs, stock-based compensation expenses, manufacturing consolidation charges, facilities consolidation charges recorded in connection with restructuring actions, including right-of-use asset impairment charges (if applicable), and the related ongoing operating lease cost of those facilities recorded under ASC 842, *Leases*. These expenses do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of current operating performance or comparisons to the operating performance in other periods;

- adjusted EBITDA and non-GAAP net income (loss) exclude stock-based compensation expense related to equity awards granted primarily to our workforce. We exclude stock-based compensation expense because we believe that the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding operational performance. In particular, we note that companies calculate stock-based compensation expense for the

variety of award types that they employ using different valuation methodologies and subjective assumptions. These non-cash charges are not factored into our internal evaluation of non-GAAP net income (loss) as we believe their inclusion would hinder our ability to assess core operational performance;

• adjusted EBITDA and non-GAAP net income (loss) excludes a gain on insurance proceeds because it is not reflective of ongoing operating results in the period, and the frequency and amount of such gains and losses vary;

• adjusted EBITDA and non-GAAP net income (loss) excludes any gain or loss on the extinguishment of debt because it is not reflective of ongoing operating results in the period, and the frequency and amount of such gains and losses vary;

• adjusted EBITDA and non-GAAP net income (loss) excludes a gain (loss) on the revaluation of warrants because it is not reflective of ongoing operating results in the period, and hinders our ability to assess core operational performance;

• adjusted EBITDA and non-GAAP net income (loss) excludes goodwill impairment charges as they do not reflect ongoing operating results in the period and hinders our ability to assess core operational performance;

• non-GAAP net income (loss) excludes acquisition-related costs including the amortization of acquired intangible assets (primarily consisting of acquired technology), the impairment of acquired intangible assets (if applicable), as well as third-party transaction costs incurred for legal and other professional services. These costs are not factored into our evaluation of potential acquisitions, or of our performance after completion of the acquisitions because these costs are not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such costs vary significantly based on the timing and magnitude of our acquisition transactions and the maturities of the businesses being acquired. Although we exclude the amortization of acquired intangible assets from our non-GAAP net income (loss), management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and can contribute to revenue generation;

• non-GAAP net income (loss) excludes a gain on the sale and/or license of intellectual property. This gain is not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such gains are inconsistent;

• non-GAAP net income (loss) includes income tax adjustments which reflect the current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments;

• GAAP and non-GAAP net income (loss) per share includes the dilutive, tax effected cash interest expense associated with our 2025 Notes in periods of net income, as if converted at the beginning of the period; and

• other companies may calculate these non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following table presents a reconciliation of operating loss to non-GAAP operating loss:

(in thousands)	Year ended December 31,				
	2025	2024	2023	2022	2021
GAAP operating income (loss)	$ (83,341)	$(135,033)	$ (75,463)	$ 38,955	$ 113,216
Stock-based compensation	19,542	29,132	41,479	38,991	38,650
Acquisition-related costs	1,895	2,352	822	47	1,152
Goodwill impairment	18,600	—	—	—	—
Restructuring and other costs	2,602	23,222	(913)	7,554	2,649
Non-GAAP operating income (loss)	$ (40,702)	$ (80,327)	$ (34,075)	$ 85,547	$ 155,667

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 001-36514

GoPro

GOPRO, INC.

(Exact name of registrant as specified in its charter)

Delaware	**77-0629474**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

3025 Clearview Way
San Mateo, California

94402

(Address of principal executive offices)   *(Zip Code)*

(650) 332-7600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value	GPRO	NASDAQ Global Select Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
		Smaller reporting company	☐
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $99,478,000 based upon the closing price reported for such date on The Nasdaq Global Select Market.

As of March 5, 2026, 137,903,867 and 26,258,546 shares of Class A and Class B common stock were outstanding, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2026 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the registrant's fiscal year ended December 31, 2025, are incorporated by reference in Part II and Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the Proxy Statement is not deemed to be filed as part of this Annual Report on Form 10-K.

GoPro, Inc.

Index

PART I.

Special note regarding forward-looking statements

This Annual Report on Form 10-K of GoPro, Inc. (GoPro or we or the Company) includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding guidance, industry prospects, product and marketing plans, or future results of operations or financial position, made in this Annual Report on Form 10-K are forward-looking. To identify forward-looking statements, we use words such as "expect," "anticipate," "believe," "may," "will," "estimate," "intend," "target," "goal," "plan," "likely," "potentially," or variations of such words and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. If any of management's assumptions prove incorrect or should unanticipated circumstances arise, the Company's actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors identified and detailed in Item 1A. Risk Factors. Forward-looking statements include, but are not limited to, statements regarding our plans to improve product offerings in Item 1. Business and other sections of this Annual Report on Form 10-K, projections of results of operations, research and development plans, marketing plans, plans to invest in and expand our global retail and distribution footprint, and revenue growth drivers; plans to manage our operating expenses effectively; dilution of our common stock; our ability to maintain compliance with Nasdaq listing requirements; plans to drive profitability, including our restructuring plans and the improved efficiencies in our operations that such plans may create; our ability to achieve profitability if there are delays in our product launches, increases in component costs, or shortages of key components; the impact of negative macroeconomic factors including fluctuating interest rates and inflation, market volatility, economic recession concerns, and potential occurrence of a temporary federal government shutdown; the ability to grow camera sales to drive meaningful volume and subscription growth; the ability to maintain camera sales sufficient to drive meaningful volume, revenue, and subscriber base; our ability to acquire and retain subscribers; the impact of competition on our market share, revenue, and profitability; the effects of global conflicts and geopolitical issues such as the conflicts in the Middle East, Ukraine, Venezuela or China-Taiwan relations on our business; the impact of recent developments with respect to U.S. tariffs, including uncertainties regarding any new proposed tariffs; expectations regarding the volatility of the Company's tax provision and resulting effective tax rate and projections of results of operations; the outcome of pending or future litigation and legal proceedings; the threat of a security breach or other disruption including cyber-attacks; and any discussion of the trends and other factors that drive our business and future results, as discussed in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and other sections of this Annual Report on Form 10-K including but not limited to Item 1A. Risk Factors. Readers are strongly encouraged to consider the foregoing when evaluating any forward-looking statements concerning the Company. The Company does not undertake any obligation to update any forward-looking statements in this Annual Report on Form 10-K to reflect future events or developments.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those described in Item 1A. Risk Factors on this Annual Report on Form 10-K. These risks include, but are not limited to the following:

- *We have incurred substantial operating losses in the last several years, and we may not be able to achieve revenue growth or profitability in the future, and if revenue growth or profitability is achieved, we may not be able to sustain it.*

- *We are taking a multi-pronged approach to regaining profitability with a focus on continued innovation and new product introductions while effectively managing and implementing cost-saving measures where appropriate, which may not be effective to restore profitability in our business.*

- *Our products are highly dependent on the availability and cost of key components, including memory, microprocessors, and other semiconductors, and recent price volatility, limited*

availability, and anticipated cost increases may put further downward pressure on our gross margins and impair our ability to become profitable.

- *To remain competitive and stimulate consumer demand, we must effectively manage product introductions, product transitions, and product pricing.*

- *We may not be able to acquire and retain subscribers at all or at historical rates and may decrease which could adversely impact our results of operations and our ability to be profitable.*

- *Adverse changes to trade agreements, trade policies, tariffs and import/export regulations may continue to have a negative effect on our business and results of operations.*

- *Our ability to be profitable relies, in part, on development of effective sales channels and marketing efforts. We depend upon maintaining and developing effective sales channels between our retailers and distributors, as well as direct-to-consumer via GoPro.com, and to develop and implement effective marketing strategies.*

- *The digital imaging market is highly competitive. Further, competition has intensified in digital imaging as new market entrants and existing competitors have introduced new, innovative product offerings into our markets. Increased competition could continue to erode our market share and decrease our revenue and profitability.*

- *Future profitability depends on our ability to develop new products for new markets with the goal to expand our core community of customers, and we may not be successful in doing so.*

- *We may not be able to secure additional financing on favorable terms, or at all, to meet any future capital needs, and any future equity raises may dilute our existing shareholders.*

- *Due to the nature of our business, we are heavily reliant on third parties outside of our control both in terms of our suppliers and for our operations.*

- *We face substantial risks related to inventory, purchase commitments, and long-lived assets, and we could incur material charges related to these items that adversely affect our operating results.*

- *Due to seasonal consumer shopping patterns for our products, if sales fall short of projections, our overall financial condition and results of operations could be adversely affected.*

- *Security, data breaches and cyber-attacks could disrupt our web platform, products, services, internal operations, information technology systems, or those of our strategic partners, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation, and cause our stock price to decline significantly.*

- *Our international operations account for a significant portion of our revenue and operating expenses and are subject to challenges and risks. Adverse developments in global economic or geopolitical conditions, or the occurrence of other world events, could materially adversely affect our revenue and results of operations.*

- *Our gross margin can vary significantly depending on multiple factors, which can result in unanticipated fluctuations in our operating results.*

- *Our success depends on our ability to maintain the value and reputation of our brand.*

- *Consumers may be injured while engaging in activities with our products, and we may be exposed to claims, or regulations could be imposed, which could adversely affect our brand, operating results, and financial condition.*

- *We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers and customers than expected, which could harm our business and operating results.*

- *We use artificial intelligence in our business, and its improper use or unintended consequences could adversely affect our reputation and our results of operations.*

- *Our intellectual property and proprietary rights may not adequately protect our products and services, and our business may suffer if third parties infringe our rights.*

- *We have been, and in the future may be, subject to intellectual property and proprietary rights claims from third parties and may be sued by third parties for alleged infringement.*

- *If we are unable to maintain, license, or acquire rights to include intellectual property owned by others in the products, services or content distributed by us, our marketing, sales or future business strategy could be affected, or we could be subject to lawsuits relating to our use of this content.*

- *Our stock price has been and will likely continue to be volatile.*

- *Our stock price has been, and may in the future be, affected by atypical retailer investor interest.*

- *Our Class A common stock may cease to be listed on the Nasdaq Global Select Market.*

- *We have indebtedness in the form of convertible senior notes and credit agreements.*

- *Our credit agreements impose restrictions on us that may adversely affect our ability to operate our business.*

- *Exercise of our outstanding warrants or Convertible Debentures will dilute the ownership interest of our existing stockholders or may otherwise depress the price of our common stock.*

Item 1. Business

Overview

GoPro helps the world capture and share itself in immersive and exciting ways. Our cameras, mountable and wearable accessories, subscription and service, and implied post contract support have generated substantially all of our revenue. We sell our products globally through retailers, distributors, and on GoPro.com.

Our product offerings include cameras, mounts and accessories, lifestyle gear, applications, and subscription and services. In recent years, we have seen increased competition with new product offerings that address either new markets or solutions, which has resulted in market share loss. We believe our strategy of investing in our new next-generation, AI-driven system-on-chip (SoC), GP3, will result in new types and categories of cameras and accessories, and subscription and service offerings that will improve our performance moving forward. See Products for additional information.

Our strategy

Helping our consumers capture and share their experiences in immersive and exciting ways is at the core of our mission and business. We are committed to developing solutions that create an easy, seamless experience for consumers to capture, create, and share engaging personal content with a focus on enabling capture beyond the phone, targeting markets where GoPro can add value, performance, and differentiation. When consumers use our cameras, accessories, and subscription and services, they often generate and share content that increases awareness for GoPro, driving a virtuous cycle and a self-reinforcing demand for our cameras, accessories, and subscription and services. We believe revenue growth will be driven by the introduction of new types and categories of cameras, accessories, subscription and service offerings, and our AI Training program launched in 2025, which enables U.S. subscribers who opted in to monetize their GoPro cloud-based content for AI model

training. Additionally, we believe our investments in hardware, cloud, and mobile software solutions have yielded a solid foundational experience for consumers that we will continue to build upon. Consumers can choose between numerous channels to purchase our hardware products, which are sold through a global network of retailers and GoPro.com. In addition, consumers may purchase our subscriptions through GoPro.com or via the Quik mobile app.

Products

Cameras

- *HERO13 Black* is our flagship camera featuring our GP2 processor, HyperSmooth 6.0 image stabilization, hybrid-log gamma (HLG) high dynamic range (HDR) photos and videos in 5.3K at 60 frames per second (FPS) and 4K at 60 FPS, and a high capacity battery resulting in longer runtimes and improved thermal performance. HyperSmooth 6.0 image stabilization features AutoBoost, which analyzes up to 4x more data compared to HyperSmooth 5.0 while supporting 360-degree Horizon Lock. The HERO13 Black also includes 10-bit color video at up to 5.3K video at 60 FPS, 27-megapixel photo resolution, 8:7 aspect ratio video for a larger vertical field of view, HyperView, which allows for a 16:9 field of view, Superview, and Horizon Leveling. The HERO13 Black also includes a front-facing and rear touch display, TimeWarp 3.0, a Timecode Sync feature, and a Night Effects Time Lapse feature. In 2025, we shipped a limited edition HERO13 Black in a Polar White colorway, and another limited edition HERO13 Black in a Forest Green colorway, both of which included all of the features of our flagship camera. We also offer our Ultra Wide Lens Mod, Macro Lens Mod, Anamorphic Lens Mod and a ND Filter 4-Pack for HERO13 Black. The Ultra Wide Lens Mod allows for an ultra wide-angle digital lens for 4K video at 60 FPS, the Macro Lens Mod allows the HERO13 Black to focus on objects 4x closer than prior generation cameras, and the Anamorphic Lens Mod captures ultra wide-angle footage with reduced distortion and lets anyone tell their stores using the 21:9 aspect ratio used in feature films. The ND Filter 4-Pack allows the HERO13 Black to create motion blur. Additionally, we offer our HERO13 Black Creator Edition, which combines the HERO13 Black, Volta, Enduro Battery, Media Mod, and Light Mod to create professional-quality videos.

- *HERO12 Black* features our GP2 processor, HyperSmooth 6.0 image stabilization, HDR photos and videos in 5.3K at 60 FPS and 4K at 60 FPS, and wireless audio support for Apple AirPods and other Bluetooth devices. The HERO12 Black also includes 10-bit color video at up to 5.3K video at 60 FPS, 27-megapixel photo resolution, 8:7 aspect ratio video for a larger vertical field of view, and HyperView, which allows for a 16:9 field of view. The HERO12 Black also includes the Enduro Battery, which improves the camera performance in both cold and moderate temperatures, a front-facing and rear touch display, TimeWarp 3.0, a Timecode Sync feature, and a Night Effects Time Lapse feature. Our HERO12 Black Creator Edition is an all-in-one content capturing bundle that makes vlogging, filmmaking and live streaming easier than ever. HERO12 Black Creator Edition combines the HERO12 Black, Volta, Enduro Battery, Media Mod, and Light Mod to create professional-quality videos. We also offer prior generation flagship cameras such as the HERO11 Black and HERO10 Black cameras.

- *LIT HERO* launched in 2025 and can shoot videos in 4K at 60 FPS, capture photos with 12-megapixel resolution, and record in a slow-motion setting of up to 4K at 60 FPS. LIT HERO includes a built-in light, is waterproof up to 16 feet, and weighs 93 grams. It captures content with a wide field of view lens so that HyperSmooth image stabilization can be applied in the Quik app.

- *HERO* launched in 2024 and is our smallest and lightest version of a HERO camera featuring a one-button design and touch display. The HERO camera can shoot videos at up to 4K at 30 FPS and in 4:3 aspect ratio for a wider, more immersive video, captures photos with 12-megapixel resolution, and has a slow-motion setting of up to 2.7K at 60 FPS. The HERO camera captures content with a wide field of view lens so that HyperSmooth image stabilization can be applied in the Quik app.

- *MAX2* launched in 2025 and is our True 8K waterproof 360-camera featuring 10-bit color video in 8K at 30 FPS, 29-megapixel resolution for 360-degree photos, and easily replaceable lenses made from water-repelling optical glass. In addition, MAX2 includes in-camera POV and Selfie Video Modes, six built-in microphones that provide 360 audio and wireless Bluetooth functionality, built-in GPS, MAX HyperSmooth image stabilization, 360-degree MAX TimeWarp Video, and MAX SuperView. MAX HyperSmooth provides

high performance video stabilization, while MAX SuperView provides a wide field of view. Our MAX2 camera also includes a MAX Enduro battery which increases recording time and improves cold-weather performance. The Quik app includes editing tools for our MAX2 camera such as AI Object Tracking and MotionFrame editing.

- *MAX* is our waterproof 360-camera featuring MAX HyperSmooth image stabilization, 360-degree MAX TimeWarp Video, MAX SuperView, PowerPano, built-in mounting, high-quality audio, live streaming, voice control and a front facing touch display. MAX HyperSmooth provides high performance video stabilization, while MAX SuperView provides a wide field of view. PowerPano allows users to capture a 6.2mp, 270-degree panoramic photo with the push of a button and creates an artifact-free shot of action or movement. Our MAX camera features six built-in microphones that allows users to capture immersive 360-degree audio and directional audio for vlogging, and includes a MAX Enduro battery which increases recording time and improves cold-weather performance. The Quik app also includes editing tools for our MAX camera such as subject tracking and keyframe-based reframing.

Mounts and accessories. We offer a wide range of mounts and accessories, either bundled with a camera or sold separately, that enhance the functionality and versatility of our cameras, and enable consumers to capture their experiences during a variety of activities or moments from different viewpoints. Fluid Pro AI, launched in 2025, is our new multi-camera compatible gimbal designed for creators that own multiple types of cameras and need one gimbal to meet their multi-camera stabilization needs. We also produce and sell camera attachments called Mods, which allow users to transform their HERO13 Black, HERO12 Black, and HERO11 Black cameras into a production powerhouse. The Ultra Wide Lens Mod for the HERO13 Black is an ultra wide-angle digital lens for 4K video at 60 FPS, the Macro Lens Mod allows the HERO13 Black to focus on objects 4x closer than prior generation cameras and the ND Filter 4-Pack allows the HERO13 Black to create motion blur. The Anamorphic Lens Mod for the HERO13 Black captures ultra wide-angle footage with reduced distortion and lets anyone tell their stories using the 21:9 aspect ratio used in feature films. The Media Mod provides an integrated directional microphone, the Light Mod illuminates a scene and the Display Mod allows users to frame themselves during self-capture. These three Mods are compatible with the HERO13 Black, HERO12 Black and HERO11 Black cameras. In addition, we offer Max Lens Mod 2.0 that brings Max HyperSmooth video stabilization and an ultra-wide-angle digital lens for photos and videos to the HERO13 Black and HERO12 Black cameras. Other equipment-based mounts include helmet, handlebar, roll bar and tripod mounts. Our 3-way mount is a 3-in-1 mount that can be used as a camera grip, extension arm or tripod, and our floating mounts such as the Handler and Floaty, allow our cameras to float in water. We also enable consumers to wear mounts on their bodies with the use of our magnetic swivel clip, chest harness and head strap. Additionally, we offer spare batteries, dive filters and charging accessories, and cables to connect our GoPro cameras to computers, laptops, and television monitors. Our accessories expand the features, versatility, and convenience of our cameras.

Subscriptions

- *Premium subscription* is a subscription service that includes unlimited cloud storage of GoPro content supporting source video and photo quality, damaged camera replacement, cloud storage up to 100 gigabytes (GB) of non-GoPro content, the delivery of highlight videos automatically via our mobile app when GoPro camera footage is uploaded to the user's GoPro cloud account using Auto Upload, access to a high-quality live streaming service on GoPro.com as well as discounts on GoPro cameras, lifestyle gear, mounts and accessories. Our HERO5 Black and newer cameras automatically upload photos and videos to a subscriber's GoPro account at the highest possible quality, while our HERO7 Black and newer cameras can access our live-streaming service.

- *Premium+ subscription* launched in February 2024, and is a subscription service that includes all the same features included in our Premium subscription, cloud storage up to 500 GB of non-GoPro content, and HyperSmooth Pro. HyperSmooth Pro offers HyperSmooth Pro stabilization with real time playback, lens correction, batch export, the reframe tool, frame grab and trim tool.

- *Quik subscription* is an important offering in expanding our total addressable market (TAM) to those who value organizing the visual moments of their lives with footage from any phone or camera. Quik subscribers can conveniently share their favorite photos or videos to the Quik mobile app where those special "keeper" photos or videos will be added to a private "Mural" feed within the app. The Quik subscription provides access to a

suite of powerful yet simple single-clip and multi-clip editing tools which allows users to edit photos or videos and create cinematic stories to showcase their life moments.

Applications. We offer mobile and web applications, and desktop plugins that provide a complete media workflow for archiving, editing, multi-clip story creation, and sharing content on the fly. Our Quik mobile app provides the primary experience for users of the Premium+, Premium and Quik subscriptions and is an integration point for GoPro camera owners into the GoPro software ecosystem. The primary goal of the Quik mobile app is to enable users to get the most out of their favorite photos and videos from any phone or camera. This includes a simplified but powerful experience for offloading, backup, editing, story creation and sharing of user's media. Our GoPro Reframe plugin for Adobe Premiere Pro, Adobe After Effects, and DaVinci Resolve provides users with creative control over footage and enabling reframing, animated movements, motion blur transitions, and adjustments to lens curvature. Our Quik mobile app makes it easy for users to get the most out of their favorite photos and videos no matter which phone or camera is used to capture the footage.

Lifestyle Gear. We offer a lifestyle gear lineup that melds our signature design and versatility across a line of bags, backpacks. and cases. We also offer an exclusive line of t-shirts, hats, and other soft goods that capture the spirit of the brand.

Seasonality

Historically, we have experienced the highest levels of total revenue and channel inventory sell-through in the fourth quarter of the year, coinciding with the holiday shopping season, particularly in the United States and Europe. While we have implemented operational changes aimed at reducing the impact of fourth quarter seasonality on full year performance, timely and effective product introductions, whether just prior to the holiday season or otherwise, and forecasting, are critical to our operations and financial performance.

Segment information and geographic data

We operate as one reportable segment. Financial information about geographic areas is presented in Note 12 Concentrations of risk and geographic information, to the Notes to consolidated financial statements of this Annual Report on Form 10-K.

Research and development

We are passionate about developing new and innovative hardware products, and subscription and services that inspire our consumers and enhance our brand. We are constantly innovating to deliver better performance, expanded functionality, and increased convenience to enhance the appeal of our hardware products, and subscription and services. We strive to be a market leader by consistently introducing innovative hardware products, software, and services that offer optimal performance.

We have a user experience-driven approach to hardware and software product development. By engaging with customers, consumers, and opinion leaders in our core markets around the world, our development team strives to introduce meaningful and empowering new features that expand the versatility and performance of our hardware and software products. We also benefit from input received from our in-house production team, our sponsored athletes, and our brand advocates that regularly travel the world capturing content using our hardware and software products. We believe leveraging this input will help refine our existing hardware and software products and influence future products that give us a competitive advantage.

Our engineering team supports the development of cameras, related mounts and accessories, firmware, and software. Our hardware engineering team is responsible for developing solutions to support the concepts developed by our product team. These solutions include GoPro's custom designed system-on-chip, which allows our cameras to perform advanced image computation, unparalleled image quality and next-level image stabilization, new image silicon processors, image sensors and lenses, as well as the core algorithms that enable the systems to operate and provide optimal performance and features. Our hardware engineering team also integrates these innovations and firmware into our product designs, and develops our cameras, mounts, and accessories.

Our software engineering team develops applications that enhance the functionality of our hardware and software products and facilitate the management, editing, sharing, and viewing of content. These applications are being

developed for mobile, web-based platforms and plugins. Our core technologies include rendering engines to enable smooth video playback and editing, algorithms for moment identification, automatic story creation as well as cloud-based media storage, analysis, and playback. Our software engineering team also manages our cloud and web platforms that power our application experiences and direct-to-consumer channel via GoPro.com.

Manufacturing, logistics, and fulfillment

Our hardware products are designed and developed in the United States, France, China, and Romania, and a majority of our manufacturing is outsourced to contract manufacturers located in China, Thailand and Vietnam. We believe that using outsourced manufacturing enables greater scale and flexibility than establishing our own manufacturing facilities. Periodically, key strategic parts are purchased from suppliers by us and then consigned to our manufacturers, while the vast majority of parts are procured directly by our contract manufacturers. Our strategic commodities team manages the pricing and supply of the key components of our cameras, including digital signal processors, sensors and lenses, and we leverage their expertise to achieve competitive pricing on the largest value-add components and leverage our contract manufacturers' volume purchases for best pricing on common parts.

We have third-party facilities in China and Thailand for final pack-out of our finished cameras and accessories. These finished cameras and accessories are shipped to outsourced fulfillment centers in the United States, Hong Kong, Japan, and Netherlands that deliver our hardware products to our customers. We periodically evaluate our manufacturing supply chain to make sure we are taking advantage of economic and operational efficiencies.

Sales channels and customers

We offer our hardware products in over 100 countries through our retail sales channel to retailers and distributors, and through our direct-to-consumer sales channel via GoPro.com. In 2025 and 2024, GoPro.com revenue, which includes subscription and service revenue, represented 26% and 25% of our total revenue, respectively, and retail accounted for 74% and 75% of our total revenue, respectively.

Direct sales

We sell directly to most of our retailers in the United States, some of our retailers in Europe, and through GoPro.com to consumers worldwide.

Independent specialty retailers. We use a network of location-based independent manufacturer representatives to sell our hardware products to independent specialty retailers in the United States, focused on sports and consumer activity capture markets. Our representatives provide highly personalized service to these retailers, including in-store merchandising, taking orders, and providing clinics to educate retail sales personnel about GoPro products and services. We also have an internal, regionally focused sales team that provides a secondary level of service to both the independent specialty retailers and manufacturer representatives. Independent specialty retailers generally carry our higher end hardware products, targeting their core customers who we believe tend to be early adopters of new technologies. Independent specialty retailers outside of the United States represent a similarly important sales channel for us, and we reach these customers indirectly through our network of international distributors.

Big box retailers. We sell to large retailers with a global or national presence, including Amazon.com, Inc., Best Buy, Inc., Target Corporation, and Walmart, Inc. We support these retailers with a dedicated and experienced sales management team that we believe enables us to reduce channel conflict.

Mid-market retailers. We also sell to retailers with a large regional or national presence, often focused on specific verticals such as consumer electronics, sporting goods, military, hunting and fishing, and motorsports. In the United States, we sell directly to these mid-market retailers through our experienced sales teams assigned to particular accounts and regions.

GoPro.com. We sell our full line of hardware and software products to consumers worldwide through our online store at GoPro.com, which we market through online and offline advertising. GoPro.com revenue, which includes subscription and service revenue, represented 26%, 25%, and 30% of total revenue for 2025, 2024, and 2023, respectively.

Distribution

We sell to approximately 65 distributors who resell our hardware products to retailers in international and domestic markets. We have dedicated sales personnel focused on providing a high level of service to these distributors, including assisting with hardware product mix planning, channel marketing and in-store merchandising, development of marketing materials, order assistance and educating the distributors' sales personnel about GoPro hardware products.

In-store merchandising

Our in-store merchandising strategy focuses on our iconic GoPro-branded, video-enabled point of purchase (POP) merchandising displays located in nearly all retail outlets where our hardware products are sold. These displays showcase GoPro videos and present our hardware and software product ecosystem in a customer-friendly manner. Our larger retailers help us represent a broader range of GoPro hardware products due to their in-store deployment of our larger and custom POP displays. As of December 31, 2025 and 2024, we had approximately 30,000 and 30,000 POP displays, respectively, in retail outlets worldwide.

Marketing and advertising

Our marketing and advertising programs are focused on engaging consumers by exposing them to compelling GoPro content and educating them about new hardware features, as well as the power of our solutions for software editing (mobile and web applications) and content management. We believe this approach enhances our brand while demonstrating the performance, durability, and versatility of our hardware and software products. Our marketing and advertising efforts span a wide range of consumer interests and leverage both traditional consumer marketing and lifestyle marketing strategies.

Consumer marketing. Social media plays an important role in our consumer marketing strategy as an awareness driver and opportunity to engage directly with our community. Our consumers capture and share GoPro content on social media platforms including Facebook, Instagram, X (formerly known as Twitter), and YouTube. As of December 31, 2025, we reached a total of 53.4 million followers across all social media platforms and we reached a total of 4.9 billion views on GoPro's YouTube channel. We also integrate user-generated content and GoPro originally produced content into advertising campaigns across various platforms including television, print, online, billboards, and other out-of-home advertising, and at consumer and trade facing events. This content also supports our in-store channel marketing efforts, appearing on our POP displays and other in-store marketing materials. We continue to believe GoPro content remains a significant asset that builds awareness for our brand and hardware and software products.

Lifestyle marketing. Our lifestyle marketing programs focus on expanding GoPro brand awareness by engaging consumers through relationships with key influencers, event promotions, and other outreach efforts. We cultivate strong relationships with influential athletes, celebrities, entertainers, and brands, all of whom use our products to create and share engaging content with their own fans and consumers.

Competition

The market for cameras is highly competitive and characterized by frequent hardware and software product introductions and rapid technological advances. We believe the principal competitive factors impacting the market for our hardware and software products include quality, reliability and user experience, price and performance, design innovation, brand recognition, marketing and distribution capability, service and support, and brand reputation.

We compete against established, well-known camera manufacturers such as Canon Inc. and Nikon Corporation, as well as large, diversified electronics companies such as, Samsung Electronics Co. and Sony Corporation and specialty companies such as Garmin Ltd., the Ricoh Company, Ltd., Arashi Vision Inc. (Insta360), and SZ DJI Technology Co., Ltd. We believe we compete favorably with these companies' products. Our durable and versatile hardware product design facilitates increased functionality and wearability, and we offer a variety of mounts and other accessories that enable a wide range of consumer use cases. Further, we offer many professional-grade features, many of which are patented, within our camera and 360-camera product offerings at attractive consumer price points, including our HyperSmooth 6.0, in-camera horizon leveling that keeps shots smooth and level, and

for our 360 experience, MAX SuperView and PowerPano. MAX SuperView provides a wide field of view while PowerPano allows users to capture a 6.2mp, 270-degree panoramic photo with the push of a button and creates an artifact-free shot of action or movement. We also provide users with a mobile application that enhances the overall GoPro experience. Moreover, we believe we have achieved significant brand recognition in our target vertical markets. We believe our years of experience working with active and influential consumers contributes to our ability to develop attractive hardware and software products and establishes the authenticity of our brand, thereby differentiating us from current and potential competitors.

Smartphones and tablets with photo and video functionality have significantly displaced the market for traditional camera sales, and the makers of those devices also have mobile and other content editing applications and storage for content captured with those devices. Our Quik mobile app, and subscription and service offerings, may not be as compelling a solution as those offered by other companies, such as Apple, Inc. and Google, although the Quik mobile app supports content from other platforms including content from iOS and Android. It is possible that, in the future, the manufacturers of such devices, such as Apple, Google, and Samsung, may continue to design their products for use in a range of conditions, including challenging physical environments and waterproof capabilities, or develop products with features similar to ours. In addition, new companies may emerge and offer competitive products directly in our category.

Intellectual property

Intellectual property is an important aspect of our business. GoPro is a leading innovator that holds a comprehensive portfolio of intellectual property rights. Our practice is to seek protection for our intellectual property in the United States and certain jurisdictions globally, as appropriate. To establish and protect our proprietary rights and confidential information, we rely upon a combination of trademark, copyright, patent, trade secrets, and other forms of intellectual property rights, as well as contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements with employees, contract manufacturers, distributors, and others.

Our trademarks, including "GOPRO," "HERO," and the GoPro logos, among others, are a critical component of the value of our business. We believe the strength of our trademarks, service marks, and trade dress have generated considerable brand loyalty, distinction, and renown among our customers and prospective customers.

GoPro's patent portfolio reflects our leadership in the high-tech and electronics industry. As of December 31, 2025, we had approximately 1,608 issued patents and 280 patent applications pending in the United States, and 868 corresponding issued patents and 46 patent applications pending in foreign jurisdictions. Our patents cover technology and product areas that include cameras, mounts, accessories, digital imaging, image processing, image stabilization, operational firmware and software, post-processing software, mobile and cloud software, as well as the ornamental aspects of our hardware and software products. Our patents expire at various times, and no single patent or other intellectual property right is solely responsible for protecting GoPro's products, software, and services. GoPro continues to invest in protecting its expanding innovation through ongoing development of its patent portfolio. We continually assess our innovations, including their patentability, and regularly file patent applications to protect our innovations and technologies that come from our research, development, and design.

We take active measures to protect our intellectual property against unauthorized third-party use, including misuse of our patents, copyrights, trademarks, and other proprietary rights. We monitor online marketplaces for infringing, knock-off, or counterfeit products and take action to remove those products. We have and expect to continue to take legal action to enforce our intellectual property and proprietary rights when appropriate. For example, we have initiated legal action against our competitors for patent infringement, as further described in Note 11 Commitments, contingencies, and guarantees.

Despite these protections and efforts, we may be unable to prevent third parties from using our intellectual property without our authorization, challenging the validity of our intellectual property, breaching any nondisclosure or confidentiality agreements with us, or independently developing products that are similar to ours without infringing our intellectual property, particularly in those countries where the laws do not protect our proprietary and intellectual property rights as fully as in the United States.

Human capital

We are continually investing in the engagement and retention of our global workforce by acting upon employee feedback, maintaining a powerfully positive work culture, providing market-competitive benefits to support our employees' health and well-being, and fostering a learning environment in support of their growth and development. As of December 31, 2025, we employed 636 people globally.

We believe that when our people thrive, our business thrives.

Employee Development and Training

Our leadership development and coaching programs focus on individual leadership growth, building trust and relationships with peers, and sharing best practices. To support managers and individual contributors within the company, we provide training and development opportunities through our online portal, Opportunity Lab. Opportunity Lab enables employees to access self-directed web-based courses focused on topics such as leading change, communication, feedback and career development planning. We also offer employee development through our Mentorship Program. This program supports the employees' professional development while expanding their network with our senior leaders.

We believe that employee development is a shared responsibility of employee and manager, through both formal feedback programs including goal-setting, and informal methods (e.g., stretch assignments and peer-to-peer learning). Through our Grow Pro Plan program, managers and employees reflect on their individual skills and areas for development, guided by our company competency framework, and by what specific areas the employee would like to develop each year. We have a robust talent calibration and succession planning process to ensure we fill the talent pipeline and provide clear career paths for all employees.

Corporate and available information

We were originally incorporated as Woodman Labs, Inc. in California and began doing business as GoPro in February 2004. We reincorporated in Delaware in December 2011 and in February 2014, we changed our name to GoPro, Inc. Our principal executive offices are located at 3025 Clearview Way, San Mateo, California 94402, and our telephone number is (650) 332-7600. We completed our initial public offering in July 2014 and our Class A common stock is listed on The Nasdaq Global Select Market under the symbol "GPRO." Our Class B common stock is neither listed nor traded on any stock exchange.

Our website address is www.gopro.com. Through a link on the Investor Relations section of our website, we make available the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC): our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available free of charge. The information posted on our website is not incorporated into this report. The SEC maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

Item 1A. Risk Factors

You should carefully consider the risks described below and all other information contained in this Annual Report on Form 10-K before making an investment decision. We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control, that have in the past and could in the future materially and adversely affect our business, financial condition, and results of operations. The risk factors below do not identify all risks that we face; our operations could also be affected by factors that are not presently known to us or that we currently consider to be immaterial to our operations. In that event, the trading price of our shares may decline, and you may lose part or all of your investment.

Risks related to our business and industry

We have incurred substantial operating losses in the last several years, and we may not be able to achieve revenue growth or profitability in the future, and if revenue growth or profitability is achieved, we may not be able to sustain it.

In 2025, we incurred an operating loss of $83.3 million due to the combination of delayed product launches, competition, and the effect of macroeconomic conditions on our business, including tariff volatility, inflation, market volatility, economic recession concerns, and a temporary U.S. government shutdown. We cannot be certain that we will be able to return to profitability through a combination of revenue growth, gross margin improvement, and actions we have taken and will continue to take to reduce our operating expenses. For example, our annual revenue decreased from $801.5 million in 2024 to $651.5 million in 2025. In addition, we incurred an operating loss of $135.0 million in 2024.

Looking ahead, we may experience lower levels of revenue, or lower gross margin for a variety of reasons, including, among other factors: ineffective or untimely investments in product innovation and development; product cost overruns; any delays or issues with our new product launches, such as the delayed launch of MAX2; increased component costs, including both the cost and supply of memory and other semiconductors; lower levels of marketing and advertising spend and its effectiveness thereof; increasing freight rates; shipping delays; increased supply chain costs; lower average sales pricing for our cameras; or a recession or other sustained adverse market events such as volatility of tariff rates that materially impacts consumer purchases of discretionary items, such as our products. For example, recently, prices for critical memory components have increased by more than 80% and price increases are expected to continue in 2026. Currency exchange rate fluctuations may also negatively impact revenue and gross margin. While we have taken and will continue to take actions to moderate operating expenses, we cannot guarantee that we will be able to return to profitability through a combination of revenue growth, significant gross margin improvement, and operating expense reductions.

We may continue to experience fluctuating revenue, expenses, and profitability for a number of reasons, including other risks described in this Annual Report on Form 10-K, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that impact our revenue growth or profitability.

We are taking a multi-pronged approach to regaining profitability with a focus on continued innovation and new product introductions while effectively managing and implementing cost-saving measures where appropriate, which may not be effective to restore profitability in our business.

In order to become profitable, and manage our margin, we must continue to innovate, develop and introduce new products on schedule, enhance our current product offerings, grow our customer base, and stimulate customer demand for new and next-generation products and services. Our product and service offerings are at the core of our business model.

In order to manage our profitability, we will need to effectively manage our existing resources and may also have to continue to reduce costs. We previously implemented company-wide restructurings of our business, including in March 2024, August 2024 and October 2024, resulting in a reduction in our global workforce, the elimination of certain open positions and reduction of certain office space, as well as the elimination of several high-cost initiatives, to optimize our cost structure and focus our resources on cameras, accessories, subscription and service, and tech-enabled helmets. In 2025, we reduced our spending on research and development by 32% and decreased our spending on marketing by 37%.

Reductions in force may result in unintended consequences and costs, such as the loss of institutional knowledge and expertise, attrition beyond the intended number of employees, decreased morale among our remaining employees, difficulty in recruiting employees in the future, and the risk that we may not achieve the anticipated benefits of the reduction in force. In addition, while positions have been eliminated, certain functions necessary to our operations remain, and we may be unsuccessful in distributing the responsibilities of departed employees among our remaining employees.

Furthermore, all of our employees, including our executive officers, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. If

key employees leave, we may not be able to fully integrate new personnel or replicate the prior working relationships, and our operations could suffer as a result.

Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Fluctuations in the price of our Class A common stock may make it more difficult or costly to use equity compensation to motivate, incentivize and retain our employees. For example, since 2023, our closing stock price ranged from a high of $6.46 in the first quarter of 2023 to a low of $0.48 in the second quarter of 2025. If we are unable to attract and retain highly skilled personnel, we may not be able to achieve our strategic objectives, and our business, financial condition and operating results could be adversely affected.

The reduction in workforce could also make it difficult for us to pursue, or prevent us from pursuing, new opportunities and initiatives due to insufficient personnel, or require us to incur additional and unanticipated costs to hire new personnel to pursue such opportunities or initiatives. If we are unable to realize the anticipated benefits from the reductions in force, or if we experience significant adverse consequences from the reductions in force, our business, financial condition, and results of operations may be materially adversely affected. We may undertake further similar cost-saving initiatives, which may include additional restructuring or workforce reductions.

Our products are highly dependent on the availability and cost of key components, including memory, microprocessors, and other semiconductors, and recent price volatility, limited availability, and anticipated cost increases may put further downward pressure on our gross margins and impair our ability to become profitable.

Key components of our products include memory, microprocessors, and other semiconductors. There has been a worldwide, unprecedented shortage of available semiconductor components due to the increase of demand by artificial intelligence data centers, which require substantially higher processing bandwidth and memory capacity, competition from other consumer products that use similar components as our cameras, and manufacturing capacity constraints, including back-end assembly and test. Memory component prices have recently increased significantly year-over-year, as much as 80%. The significant industry-wide shortages and volatility in selling prices could continue to adversely affect our business as we compete for these components in the marketplace. If the price of semiconductors and other critical components increase and the lack of availability continues, we may need to increase prices to offset these significant component costs or we may not be able to manufacture enough products to meet forecasted demand. An increase in our product prices could lead to reduced consumer demand, which would adversely affect our business, revenue, and results of operations.

To remain competitive and stimulate consumer demand, we must effectively manage product introductions, product transitions, and product pricing.

We believe that we must continually develop and introduce new products on schedule and within budget, enhance our existing products, anticipate consumer preferences, and effectively stimulate consumer demand for new and upgraded products and services to maintain or increase our revenue. Our products and services are subject to changing consumer preferences that cannot be predicted with certainty and development lead times may make it more difficult for us to respond rapidly to new or changing consumer preferences. The markets for our products and services are characterized by intense competition, evolving distribution models, disruptive technology developments, short product life cycles, customer price sensitivity and frequent product introductions.

The success of new product introductions depends on a number of factors including, but not limited to, timely and successful research and development of next generation system-on-chips, pricing, market and consumer acceptance, the ability to successfully identify and originate product trends, effective forecasting and management of product demand, purchase commitments and inventory levels, availability of products in appropriate quantities to meet anticipated demand, ability to obtain timely and adequate delivery of components for our new products from third-party suppliers, management of any changes in major component suppliers, management of manufacturing and supply costs, management of risks and delays associated with new product design and production ramp-up issues, logistics, and the risk that new products may have quality issues or other defects or bugs in the early stages of introduction including testing of new parts and features.

Our research and development efforts are complex and require us to incur substantial expenses to support the development of our next generation cameras, tech-enabled helmets, software applications, and other products

and services. In particular, our flagship camera designs incorporate custom system-on-chip (SoC), image sensors, lens, batteries, and memory solutions that critically impact the performance of our products. Our research and development expenses were $126.8 million, $185.9 million, and $165.7 million for 2025, 2024, and 2023, respectively. While we expect our research and development expenses to continue to reduce in 2026 from 2025, we expect research and development expenses will be substantial in 2026 as we develop innovative technologies. Unanticipated problems in developing products could divert substantial resources, which may impair our ability to develop new products and enhancements of existing products and could further increase our costs. We may not be able to achieve an acceptable return, if any, on our research and development efforts, and our business may be adversely affected. As we continually seek to enhance our products, we will incur additional costs to incorporate new or revised features. We might not be able to, or determine that it is not in our interests to, raise prices to compensate for any additional costs which may impact our expected return on research and development efforts and profitability.

In addition, the introduction or announcement of new products or product enhancements may shorten the life cycle of our existing products or reduce demand for our current products, thereby offsetting any benefits of successful product introductions and potentially lead to challenges in managing inventory of existing products.

We may not be able to acquire and retain subscribers at all or at historical rates and may decrease which could adversely impact our results of operations and our ability to be profitable.

We have experienced high subscriber growth in past years, but we may not be able to sustain such growth in the future or our subscriber count could decrease. In 2022 and 2023, the number of subscribers grew 43% and 12%, respectively, year-over-year. However, in 2025, our subscriber base declined 7% year-over-year to 2.36 million. Our subscription service is the highest gross margin product we offer. Our revenue growth and profitability are dependent on our ability to continuously attract and retain subscribers, and we cannot be certain that efforts to do so will be successful. Any changes to our subscription offerings, or increases to the offering costs, could have an adverse effect on the success and profitability of our subscription service, attracting new subscribers and retaining existing subscribers. There are many factors that could lead to slowing subscriber growth or a decline in subscribers, including a decline in camera sales, attach rates or retention rates, our failure to introduce new features, benefits, products, or services that customers desire, delay of product launches, changes to existing products, services, and pricing that are not favorably received by our customers, or changes in the perceived value of our offerings. If the attach rate is less than what we forecasted, this could have a negative impact on our overall subscriber growth plans. A decline in subscribers could have an adverse effect on our business, financial condition, and operating results.

Adverse changes to trade agreements, trade policies, tariffs and import/export regulations may continue to have a negative effect on our business and results of operations.

There is significant uncertainty about the future of trade relationships around the world, including potential changes to trade laws and regulations, trade policies, and tariffs, including uncertainty surrounding proposed tariffs. The United States and other countries in which our products are produced or sold have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty, tariff levels, or export or other licensing requirements. Countries, including those where our contract manufacturers are located, may impose retaliatory tariffs or modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions.

We do not have internal manufacturing capabilities and rely on several contract manufacturers, including component vendors, located in China, Japan, Malaysia, Taiwan, Thailand, Vietnam, the U.S., and in other countries to manufacture our products. Our contract manufacturer and component vendor locations expose us to risks associated with doing business globally, including risks related to changes in tariffs or other export and import restrictions, and increased security costs. Recent changes in U.S. trade policy have led to significant volatility in tariffs for imported goods, including GoPro products, among other possible changes. In August 2025, tariffs were increased from 10% to 19% for U.S.-bound cameras made in Thailand and Malaysia. Despite subsequent modifications and delays to the various tariffs, there is heightened uncertainty with respect to trade and tariff policies and regulations affecting trade between the U.S. and other countries, which could continue to alter the global trade environment. If tariffs continue to increase, we would need to increase prices to offset the

tariff costs which could impact demand, absorb the increased cost could impact profitability, or have our products produced in non-tariffed countries which could take significant time and expense. Any increased pricing could lead to reduced demand which would impact our operating results and financial condition. An increase of price could also reduce the competitiveness of our products and enable foreign competitors to offer a lower-priced alternative and gain a larger market share, which would adversely affect our financial condition.

We continue to explore additional manufacturing capabilities outside of China and currently manufacture certain cameras and camera subassemblies in Thailand and Malaysia to mitigate risks of additional tariffs, duties or other restrictions on our products destined for the United States and may choose to transition more manufacturing to other countries. Sales of our products in China are material to our business and represent a significant portion of our revenue. This revenue stream from China is at risk in the event China imposes retaliatory tariffs impacting in-bound sales of our products or imposes any other export restrictions on our products. While we have proactively moved our U.S.-bound camera production outside of China, tariffs have been imposed on those countries, which has an impact on our U.S.-bound production costs. We could make further investments in relocating manufacturing to lower tariff countries, which may not be successful in reducing costs for U.S.-bound production. Any such relocation may require us to incur significant costs, including costs related to country-specific regulatory compliance, facility buildout, supply chain restructuring, workforce training, and potential loss of institutional knowledge, and could result in production delays or shortages that adversely affect our operating results and financial condition.

Our ability to be profitable relies, in part, on development of effective sales channels and marketing efforts. We depend upon maintaining and developing effective sales channels between our retailers and distributors, as well as direct-to-consumer via GoPro.com, and to develop and implement effective marketing strategies.

Any reduction in sales by our retail and distribution channels could adversely affect our revenue, operating results, and financial condition. We depend on retailers to provide adequate and attractive space for our products and point-of-purchase (POP) displays in their stores and acquiesce to our policies. Some retailers have carried and displayed less inventory, as a result of macroeconomic factors, theft, or lack of available inventory at certain price points or in certain product categories, which has impacted sales. We further depend on our retailers to employ, educate, and motivate their sales personnel to effectively sell our products. If our retailers do not adequately display our products, choose to reduce the space for our products and POP displays in their stores or locate them in less than premium positioning, or choose not to carry some or all of our products or promote competitors' products over ours or do not effectively explain to customers the advantages of our products, our sales could decrease and our business could be harmed. Increasing retail and distributor sales requires significant investment and resources. For example, we expect continued investment in new POP displays and updating existing POP displays for both existing stores and new retailers which we believe will attract, inform consumers, and assist sales personnel to effectively sell our products; however, there can be no assurance that this investment will lead to increased revenue and profit.

Our ten largest third-party customers, measured by the revenue we derive from them, accounted for 49%, 44% and 44% of our revenue in 2025, 2024, and 2023, respectively. One retailer accounted for 12%, 9% and 9.98% of our revenue for 2025, 2024, and 2023, respectively. The loss of a small number of our large customers, or the reduction in business with one or more of our large customers, could have a significant adverse effect on our operating results. In addition, we may choose to temporarily or permanently stop shipping product to customers who do not follow the policies and guidelines in our sales agreements, which could have a material negative effect on our revenues and operating results. Our sales agreements with these large customers do not require them to purchase any contractual amount of our products annually and we grant limited rights to return product to some of these large customers.

Additionally, our brand and product marketing efforts are critical to stimulating consumer demand. We market our products globally through a range of advertising and promotional programs and campaigns, including social media. If we do not successfully market our products or invest sufficient resources in marketing our products, our business, financial condition, and results of operations could suffer as a result.

Our future growth also relies, in part, on our continued ability to attract consumers to our GoPro.com sales channel, which has and will require significant expenditures in marketing, software development and infrastructure. There can be no assurance that this investment will be successful in driving revenue growth.

The digital imaging market is highly competitive. Further, competition has intensified in digital imaging as new market entrants and existing competitors have introduced new, innovative product offerings into our markets. Increased competition could continue to erode our market share and decrease our revenue and profitability.

We compete against established, well-known camera manufacturers such as Canon Inc. and Nikon Corporation, as well as large, diversified electronics companies such as Samsung Electronics Co. and Sony Corporation, and specialty companies such as Arashi Vision Inc. (Insta360), SZ DJI Technology Co., Ltd, Garmin Ltd., and the Ricoh Company, Ltd. Many of our competitors have substantial market share, diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition and greater financial, marketing, research and development and other resources than we do. Additionally, many of our existing and potential competitors enjoy substantial competitive advantages, such as longer operating histories, the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products, broader distribution and established relationships with channel partners or vertically integrated business units, access to larger established customer bases, greater resources to make acquisitions, larger intellectual property portfolios, the ability to bundle competitive offerings with other products and services, the ability to maintain or lower selling prices despite tariffs or other margin pressures, and faster product launches. Further, new companies may emerge and offer competitive products directly in our category. Certain companies have developed cameras designed and packaged to appear similar to our products, which may confuse consumers or distract consumers from purchasing GoPro products.

Moreover, smartphones and tablets with photo and video functionality have significantly displaced the market for traditional cameras, and the makers of those devices also have mobile and other content editing applications and storage for content captured with those devices. Our mobile app and subscription offerings may not be as compelling as those offered by other companies, such as Apple, Adobe, or Google, although the mobile application supports content from other platforms including content from iOS and Android. Manufacturers of smartphones and tablets, such as Apple, Google, and Samsung, may continue to design their products for use in a range of conditions similar to our products, including in challenging physical environments and with waterproof capabilities, or develop products with features similar to ours. We rely in part on application marketplaces, such as the Apple App Store and Google Play, to distribute our mobile app. Apple and Google may raise commissions, change or modify rules or functionality for apps on the marketplaces, or make access to our apps more difficult, which could adversely impact our business and results of operations.

Future profitability depends on our ability to develop new products for new markets with the goal to expand our core community of customers, and we may not be successful in doing so.

Historically, the majority of our profitability has been fueled by the adoption of our HERO and 360-camera products (such as MAX2), extensive mount and accessory ecosystem, and subscription products by people looking to self-capture images of themselves and helping those people create and share compelling and meaningful content with friends, family and followers. We believe that our future profitability depends on continuing to add versatility to our products through timely development, develop new capture perspectives and reach and expand our core community of customers of our products and services, followers, and fans, and then utilizing that energized community as brand ambassadors to an extended community. Despite this, we may not be successful in further maintaining or expanding our existing market.

We may not be able to expand our subscription and service offerings and cannot be certain that these efforts will be successful, and as a result, we may not be able to increase our total addressable market, revenue, or operating profit. We may not be able to maintain or expand our market, revenue and gross margin through this strategy on a timely basis, or at all, or recognize the benefits of our investments in this strategy, and we may not be successful in providing tools that our users adopt or believe are easy to use, which will negatively affect our future growth.

Our profitability also depends on expanding into new markets with new capture perspectives, including with tech-enabled helmets currently in development. We cannot be assured that we will be successful in expanding into markets with new capture perspectives. New markets that we attempt to enter may be highly competitive, and we may have limited experience in those emerging markets. If we are not successful in expanding into additional markets, and enabling new capture perspectives, we might not be able to achieve profitability and we may not recognize benefits from our investment in new areas.

We may not be able to secure additional financing on favorable terms, or at all, to meet any future capital needs, and any future equity raises may dilute our existing shareholders.

In the future, we may require additional capital to respond to business opportunities, challenges, or unforeseen circumstances and may seek to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to timely secure additional financing on favorable terms, or at all, due to among other things, general macroeconomic conditions, including changes in interest rates, market volatility, and inflation.

Additionally, our current credit facilities contain restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing obtained by us in the future could involve modified or further restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Further, even if we are able to obtain additional financing, we may use such proceeds to repay a portion of our debt.

We may need to raise additional equity capital to provide us with liquidity and capital resources to help fund our operations. Any such capital raise involving the issuance of equity or convertible debt or other equity-linked securities could impact our existing stockholders who could suffer significant dilution and may have an adverse impact on our stock price.

If we are unable to obtain adequate financing under our credit facility, or alternative sources, such as the issuance of equity, when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited. In the event additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all, which could require us to delay or limit our operations.

Due to the nature of our business, we are heavily reliant on third parties outside of our control both in terms of our suppliers and for our operations.

We do not have internal manufacturing capabilities and instead rely on several contract manufacturers, including component vendors, located in China, Japan, Malaysia, Taiwan, Thailand, Vietnam, the U.S., and in other countries, to manufacture our products. Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of components for our products. All of the components that go into the manufacturing of our hardware products and accessories are sourced from third-party suppliers. We do not control our contract manufacturers or suppliers, including their cost of components, capacity, bandwidth, or costs of their labor, environmental or other practices.

Some of the key components used to manufacture our products come from a limited or single source of supply, or from a supplier that could potentially become a competitor. For our camera designs, we incorporate system-on-chips, sensors, lens, batteries and memory solutions that critically impact the performance of our products. These components have unique design and performance profiles, and as a result, it is not commercially practical to support multiple sources for these components for our products. We are subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules, and such lead times could increase as a result of shipping disruptions, global conflicts, including any escalations or expansions of those conflicts, or other factors.

If we lose access to components from a particular supplier, experience increased competition for components, or experience a significant disruption in the supply of products and components from a current supplier, we may be unable to locate alternative suppliers or submit orders directly through supplier's vendors of comparable quality at an acceptable price, or at all, and our business could be materially and adversely affected. In addition, if we experience a significant increase in demand for our products, our suppliers might not have the capacity or elect not to meet our needs as they allocate components to other customers. Developing suitable alternate sources of

supply for these components may be time-consuming, difficult and costly, and we may not be able to source these components on terms that are acceptable to us, or at all, which may adversely affect our ability to meet our development requirements or to fill our orders in a timely or cost-effective manner.

Although we have policies and procedures in place requiring our contract manufacturers and major component suppliers to comply with applicable federal, state, local and international requirements, we cannot confirm with certainty that our manufacturers and suppliers consistently comply with these requirements. In addition, if there are changes to these or other laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to re-engineer our products to use components compatible with these regulations. Any re-engineering and component substitution could result in additional costs to us or disrupt our operations or logistics. Additionally, we rely on third parties such as Amazon Web Services to provide software and enterprise services.

We face substantial risks related to inventory, purchase commitments, and long-lived assets, and we could incur material charges related to these items that adversely affect our operating results.

Our business requires us to coordinate the manufacture and distribution of our products, including our ability to properly stock inventory adequate for our demand. If we do not successfully coordinate with our service providers, we may have insufficient supply of products to meet customer demand or face increased or additional costs, and as a result, we could lose sales, and our financial performance may be adversely affected.

To ensure adequate inventory supply and meet the demands of our retailers and distributors, we must forecast inventory needs and place orders with our contract manufacturers and component suppliers based on our estimates of future demand for particular products as well as accurately track the level of product inventory in the channel to ensure we are not in an over or under supply situation. To the extent we discontinue the manufacturing and sales of any products or services, we must manage the inventory liquidation, supplier commitments and customer expectations.

No assurance can be given that we will not incur charges in future periods related to our inventory management or that we will accurately forecast sales in a future period. Our ability to accurately forecast demand for our products is affected by many factors, including product introductions by us and our competitors, channel inventory levels, unanticipated changes in general market demand, macroeconomic conditions, including inflation or recession, and consumer confidence. If we do not accurately forecast customer demand for our products, we may in future periods be unable to meet consumer, retailer, or distributor demand for our products, or may be required to incur higher costs to secure the necessary production capacity and components, and our business and operating results could be adversely affected.

Due to seasonal consumer shopping patterns for our products, if sales fall short of projections, our overall financial condition and results of operations could be adversely affected.

Seasonal consumer shopping patterns significantly affect our business. We have traditionally experienced greater revenue in the fourth quarter of each year due to demand related to the holiday season, and in some years, greater demand associated with the launch of new products heading into the holiday season. Fourth quarter revenue comprised 31%, 25%, and 29% of our 2025, 2024, and 2023 revenue, respectively. Given the strong seasonal nature of our sales, appropriate forecasting is critical to our operations. We anticipate that this seasonal impact is likely to continue and any shortfalls in expected fourth quarter revenue due to macroeconomic conditions, the inflationary impact on consumers' share of wallet, product release patterns or delays, declines in the effectiveness of our promotional activities, changes in product mix, charges incurred against new products to support promotional activities for such new products, pricing pressures, supply chain disruptions, shipping delays, or for any other reason, could cause our annual results of operations to suffer significantly. For example, during the fourth quarter of 2025, our revenue and sell-in fell short of our projections partially due to competition, weaker consumer demand and retailer inventory timing.

Generally, we have experienced lower revenue in the first half of the year as a percentage of total revenue for the year, as compared to second half revenue, though this trend is subject to change based on consumer spending patterns and our product release cycle. First half revenue comprised 44%, 43%, and 41% of our annual 2025, 2024, and 2023 revenue, respectively.

Security, data breaches and cyber-attacks could disrupt our web platform, products, services, internal operations, information technology systems, or those of our strategic partners, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation, and cause our stock price to decline significantly.

We are dependent on information systems to develop our products and services, process transactions, manage our supply chain and inventory, ship goods on a timely basis, maintain cost-efficient operations, complete timely and accurate financial reporting, operate GoPro.com, and respond to customer inquiries. In the ordinary course of our business, we electronically collect, use and store sensitive data, including our intellectual property, our proprietary business information and that of our customers and suppliers, and personally identifiable information of our customers and employees. Moreover, many of our employees, service providers and third parties work more frequently on a remote or hybrid arrangement basis, which may also result in heightened risks related to consumer privacy, network security and fraud. Cyber-attacks may threaten our information systems and are increasing in their frequency, sophistication, and maleficence, and have become increasingly difficult to detect. As artificial intelligence capabilities improve and are increasingly adopted, we may see cyber-attacks utilizing or exploiting artificial intelligence. Despite the implementation of security measures designed to protect against such threats, our information technology systems, and those of our strategic partners and third parties on whom we rely, are vulnerable to cyber-attacks, security breaches, computer viruses damage, unauthorized access, natural disasters, terrorism, theft or exposure of confidential data, war and other acts of foreign governments, and failures of telecommunication, electrical and other critical systems.

If malicious actors compromise our products and services, including without limitation hacking or breach of such products and services, our business and our reputation will be harmed. While we maintain industry standard cybersecurity insurance, our insurance may be insufficient for a particular incident or may not cover all liabilities incurred by any such attacks.

Our international operations account for a significant portion of our revenue and operating expenses and are subject to challenges and risks. Adverse developments in global economic or geopolitical conditions, or the occurrence of other world events, could materially adversely affect our revenue and results of operations.

Revenue from outside the United States comprised 52%, 64%, and 61% of our revenue in 2025, 2024, and 2023, respectively, and we expect international revenue to continue to be significant in the future. As a result, we have been and may again be negatively impacted by foreign currency exchange rate fluctuations, which could have a material negative effect on our future operating results. Further, we currently have foreign operations in Australia, China, France, Germany, Hong Kong, Japan, Netherlands, Philippines, Romania, the United Kingdom (U.K.) and a number of other countries in Europe and Asia. Operating in foreign countries requires significant resources and considerable management attention, and we may enter new geographic markets where we have limited or no experience in marketing, selling, and deploying our products. International expansion has required and will continue to require us to invest significant funds and other resources and we cannot be assured our efforts will be successful. Our focus on international operations may expose us to a number of risks in addition to domestic operations, including but not limited to:

- burdens of complying with a wide variety of laws and regulations or risk of non-compliance, including environmental, packaging and labeling laws or regulations, which can change based on new political conditions;

- delays or disruptions in our supply chain;

- adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;

- the effect of foreign currency exchange rates and interest rates, including any fluctuations caused by inflation, recessionary concerns, or the strengthening of the U.S. dollar relative to the foreign currencies in which we conduct business, including relative to the Eurozone;

- political conditions, economic instability, geopolitical turmoil, civil disturbances, or social unrest in a specific country or region in which we operate, which could have an adverse impact on our operations in that location, for example, the effects of China-Taiwan relations or conflict in the Middle East;

- pandemics; wars and global conflicts, including the ongoing conflicts around the world;

- trade restrictions;

- the imposition of government controls;

- lesser degrees of intellectual property protection;

- tariffs and customs duties and the classifications of our goods by applicable governmental bodies;

- a legal system subject to undue influence or corruption; and

- a business culture in which illegal sales practices may be prevalent.

The occurrence of any of these risks could negatively affect our international business and consequently our business, operating results, and financial condition.

Our gross margin can vary significantly depending on multiple factors, which can result in unanticipated fluctuations in our operating results.

Our gross margin can vary due to consumer demand, competition, product pricing, promotional activities, product lifecycle, product mix, new product introductions, GoPro.com sales mix, subscription activation, renewals, cancellations, costs relating to commodities, supply chain, logistics, shipping, and components, currency exchange rates, trade policy and tariffs, and the complexity and functionality of new product innovations and other factors. For example, our gross margin was 33.6%, 33.8%, and 32.2% for 2025, 2024, and 2023, respectively. In particular, if we are not able to introduce new products in a timely manner at the product cost we expect and within our budgetary constraints, if consumer demand for our products is less than we anticipate, if cancellation rates for our subscription offerings are higher than expected or if there are product pricing, marketing and other initiatives by our competitors to which we need to react or that are initiated by us to drive sales that lower our margins, then our overall gross margin will be less than we project.

As we innovate with new products, we may have lower gross margins that do not deliver a sufficient return on investment. In addition, depending on competition or consumer preferences, we may face higher up-front investments in development to compete or market our products, and increased inventory write-offs. If we are unable to offset these potentially lower margins by enhancing the margins in our product categories, our profitability may be adversely affected.

The impact of these factors on gross margin can create unanticipated fluctuations in our operating results, which may cause volatility in the price of our shares and as a result, harm our liquidity, limit our ability to grow our business, pursue acquisitions, limit our ability to meet our debt obligations, and restrict our ability to compete in our markets.

Our success depends on our ability to maintain the value and reputation of our brand.

Our success depends on the value and reputation of our brand, including our primary trademarks "GOPRO," "HERO," and the GoPro logos. The GoPro brand is integral to the growth of our business and expansion into new markets. Maintaining, promoting and positioning our brand will largely depend on the success of our marketing and merchandising efforts, including through establishing relationships with high profile sporting and entertainment events, venues, sports leagues and sports associations, athletes and celebrity personalities, our ability to provide consistent, high quality products and services, and our consumers' satisfaction with the technical support and software updates we provide, each of which requires significant expenditures. Failure to grow and maintain our brand, launch new products on schedule and free of defects or negative publicity related to our products, our consumers' user-generated content, the athletes we sponsor, the celebrities we are associated with, or the labor policies of any of our suppliers or manufacturers could adversely affect our brand, business and operating results. Maintaining and enhancing our brand also requires substantial financial investments, although there is no guarantee that these investments will increase sales of our products or positively affect our operating results.

Consumers may be injured while engaging in activities with our products, and we may be exposed to claims, or regulations could be imposed, which could adversely affect our brand, operating results, and financial condition.

Consumers use our cameras, mounts, and accessories to self-capture their participation in a wide variety of physical activities, including extreme sports, which in many cases carry the risk of significant injury or death. We may be subject to claims that users have been injured or harmed while using our products, including false claims or erroneous reports relating to safety, security, property damage or privacy issues. Although we maintain insurance to help protect us from the risk of such claims, such insurance may not be sufficient or may not apply to all situations. Similarly, governing sports bodies or proprietors of establishments at which consumers engage in challenging physical activities could seek to ban the use of our products in their events or facilities. For example, in some jurisdictions the mounting of our products on helmets is banned during competitive motorcycle events.

We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers and customers than expected, which could harm our business and operating results.

We generally provide a 12-month warranty on all of our cameras, except in the European Union (the EU), where we provide a two-year warranty. For certain mounts and accessories, where permitted, we provide a lifetime or limited lifetime warranty. The occurrence of any material defects in our products could make us liable for damages and warranty claims in excess of our current reserves. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease retailer, distributor and consumer confidence and demand, and adversely affect our operating results and financial condition. Additionally, if defects are not discovered until after consumers purchase our products, they could lose confidence in the technical attributes of our products and our business could be harmed. Also, while our warranty is limited to repairs or returns and replacement, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results. Based on our historical experience with our camera products, we have an established methodology for estimating warranty liabilities with respect to cameras and accessories; however, this methodology may not accurately predict future rates of warranty claims.

We use artificial intelligence in our business, and its improper use or unintended consequences could adversely affect our reputation and our results of operations.

We have in the past, and will in the future, integrate new and evolving technologies, such as artificial intelligence (AI), into our products, services and platforms. For example, in the third quarter of 2025, we launched an opt-in AI Training program that enables U.S. subscribers to monetize their GoPro cloud-based content by making it available to help train AI models. We plan to continue to invest in the program and may further expand the program geographically for new subscriber opt-ins. Our investment in the opt-in AI training program and incorporating AI into our products may not be successful over time, which could adversely affect our business, our financial condition, operating results, or cash flow. We also utilize general-purpose artificial intelligence tools in our business and these use cases may become important in our operations over time. As with many new and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business. AI development, adoption, and use is in its early stages, and ineffective or inadequate AI or generative AI development or deployment practices by us or third parties could result in unintended consequences.

Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Moreover, AI may give rise to litigation risk, including potential intellectual property, privacy, or cybersecurity liability. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability.

Given the complex nature of AI, our use and future plans on implementing AI into our business may be subject to an evolving regulatory landscape. We continue to monitor AI regulatory developments which may reduce the efficiencies we believe to be gained from AI or require further investment.

Risks related to our Intellectual Property and technology licenses

Our intellectual property and proprietary rights may not adequately protect our products and services, and our business may suffer if third parties infringe our rights.

We own patents, trademarks, copyrights, trade secrets, and other intellectual property (collectively, intellectual property) related to aspects of our products, software, services, and designs. Our commercial success may depend in part on our ability to obtain, maintain and protect these rights in the United States and abroad.

We regularly file patent applications to protect innovations arising from our research, development, and design as we deem appropriate. We may fail to apply for patents on important products, services, technologies, or designs in a timely fashion, or at all. We may not have sufficient intellectual property rights in all countries where unauthorized third-party copying or use of our proprietary technology occurs, and the scope of our intellectual property might be more limited in certain countries. Our existing and future patents may not be sufficient to protect our products, services, technologies, or designs and/or may not prevent others from developing competing products, services, technologies or designs. We cannot predict the validity and enforceability of our patents and other intellectual property with certainty.

We have registered, applied to register, and/or used certain of our trademarks in several jurisdictions worldwide. In some of those jurisdictions, third-party registrations, filings, or common law use exist for the same, similar or otherwise related products or services, which could block the registration of or ability to use our marks. Even if we are able to register our marks, competitors may adopt or file similar marks to ours, seek to cancel our trademark registrations, register domain names that mimic or incorporate our marks, or otherwise infringe upon or harm our trademark rights. Although we police our trademark rights carefully, there can be no assurance that we are aware of all third-party uses or that we will prevail in enforcing our rights in all such instances. Any of these negative outcomes could affect the strength, value and effectiveness of our brand, as well as our ability to market our products.

We have also registered domain names for websites that we use in our business, such as GoPro.com, as well as social media handles. If we are unable to protect our domain names or social media handles, our brand, business, and operating results could be adversely affected. Domain names or social media handles similar to ours have already been registered in the United States and elsewhere, and we may not be able to prevent third parties from acquiring and using domain names or social media handles that infringe, are similar to, or otherwise decrease the value of, our trademarks. In addition, we might not be able to, or may choose not to, acquire, or maintain trademark registrations, domain names, social media handles or other related rights in certain jurisdictions.

Unauthorized third parties may try to copy or reverse engineer our products, infringe upon or misappropriate our intellectual property, or otherwise gain access to our technology. We may discover unauthorized products in the marketplace that are knock-offs, infringements, or counterfeit reproductions of our products. If we are unable to stop producers or sellers of infringing or counterfeit products, sales of these products could adversely impact our brand and business.

Litigation may be necessary to enforce our intellectual property rights. We have initiated legal proceedings to protect our intellectual property rights, and we may file additional actions in the future. For example, on March 29, 2024, we filed a complaint with the U.S. International Trade Commission and a lawsuit in the U.S. District Court for the Central District of California against Arashi Vision Inc. and Arashi Vision (U.S.) LLC, both d/b/a Insta360 (Insta360), alleging patent infringement of certain GoPro patents related to our cameras and digital imaging technology. Insta360 has filed IPR petitions seeking to challenge the validity of the GoPro patents asserted against Insta360 at the Patent Office's Patent Trial and Appeal Board (PTAB). Initiating infringement proceedings against third parties, as well as defending against IPRs, can be expensive, may take significant time, and may divert management's attention from other business concerns. The cost of protecting our intellectual property has been and may in the future be substantial, and there is no assurance we will be successful. Our business could be adversely affected because of any such legal actions, or a finding that any patents-in-suit are invalid or unenforceable. For example, the ITC determined that certain GoPro patent claims were invalid and certain claims were not infringed. Additionally, while the PTAB found that Insta360 had failed to establish unpatentability of most of GoPro's patent claims, the PTAB found partial unpatentability on two patents. GoPro is considering its options for appeal of any adverse findings from the ITC and PTAB. These legal actions may in the future lead to additional counterclaims or countersuits against us, which are expensive to defend against and for which there can be no assurance of a favorable outcome. For example, Insta360 has filed three patent infringement actions against us in China (Jiangsu High Court, Changsha Intermediate Court IP Tribunal, and Shenzhen Intermediate People's

Court). Further, parties we bring legal action against could retaliate through non-litigious means, which could harm our business or operations.

We have been, and in the future may be, subject to intellectual property and proprietary rights claims from third parties and may be sued by third parties for alleged infringement.

Third parties, including competitors and non-practicing entities, have made allegations of and brought intellectual property infringement, misappropriation, and other intellectual property rights claims against us, including the matter described in Note 11 Commitments, contingencies, and guarantees in the Notes to consolidated financial statements of this Annual Report on Form 10-K. While we will defend ourselves vigorously against any such existing and future legal proceedings, the effort and expense to support such disputes and litigation is considerable and we may not prevail or obtain favorable outcomes against all such allegations, including in the matter described in Note 11 Commitments, contingencies, and guarantees in the Notes to consolidated financial statements of this Annual Report on Form 10-K.

If we are unable to maintain, license, or acquire rights to include intellectual property owned by others in the products, services or content distributed by us, our marketing, sales or future business strategy could be affected, or we could be subject to lawsuits relating to our use of this content.

The distribution of GoPro content helps to market our brand, products, and subscription and service. If we cannot continue to acquire rights to distribute user-generated content or to use and distribute music, athlete and celebrity names and likenesses or other content for our original productions or third-party entertainment distribution channels or for our mobile app, our marketing efforts could be diminished, our sales could be harmed and our future content strategy could be adversely affected. In addition, third-party content providers or owners may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use of or otherwise alter our business practices on a timely basis in response to claims of infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business may be adversely affected. As a user and distributor of content, we face potential liability for rights of publicity and privacy, as well as copyright, or trademark infringement or other claims based on the nature and content of materials that we distribute. If we are found to violate such third-party rights, then our business may suffer.

We may seek licenses from third parties where appropriate, but they could refuse to grant us a license or demand commercially unreasonable terms. Further, an adverse ruling in an infringement proceeding could force us to suspend or permanently cease the production or sale of products/services, face a temporary or permanent injunction, redesign or rebrand our products/services, pay significant settlement costs, pay third-party license fees or damage awards or give up some of our intellectual property. The occurrence of any of these events may materially and adversely affect our business, financial condition, operating results, or cash flows.

We use open-source software in our platform that may subject our technology to general release or require us to re-engineer our solutions, which may harm our business.

We use open-source software in connection with our products and services. From time to time, companies that incorporate open-source software into their products or services have faced claims challenging the ownership of open-source software and/or compliance with open-source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute or make available open-source software as part of their software to publicly disclose all or part of our proprietary source code to such software or make available any derivative works of the open-source code on unfavorable terms or at no cost. While we monitor our use of open-source software and try to ensure that none is used in a manner that would require us to disclose the source code or that would otherwise breach the terms of an open-source agreement, such use could nevertheless occur despite policies and controls that we have in place, and we may be required to publicly release our proprietary source code, pay damages for breach of contract, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, financial condition or operating results.

In addition to risks related to license requirements, use of open-source software can involve greater risks than those associated with use of third-party commercial software, as open-source licensors generally do not provide

warranties, assurances of title, performance, non-infringement, or controls on the origin of the software. There is typically no support available for open-source software, and we cannot assure you that the authors of such open-source software will not abandon further development and maintenance. Open-source software may contain security vulnerabilities, and we may be subject to additional security risk by using open-source software. Many of the risks associated with the use of open-source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open-source software, but we cannot be sure that all open-source software is identified or submitted for approval prior to use in our solution.

Risks related to regulatory compliance

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could adversely affect our business and operating results.

Personal privacy, data protection and information security are significant issues in the United States and the other jurisdictions where we offer our products and services. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the United States Federal Trade Commission (FTC) and various state, local and foreign regulators, and agencies. Our agreements with certain customers and business partners may also subject us to certain requirements related to our processing of personal information, including obligations to use industry-standard or reasonable security measures to safeguard personal information.

The United States and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal information of individuals, including end-customers and employees. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws to the online collection, use, processing, storage, deletion, and dissemination of personal information. Further, all states have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving personal information.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions, and we cannot always predict the impact of such future laws, regulations, and standards may have on our business. We expect that existing laws, regulations, and standards may even be interpreted differently or inconsistently relative to each other in the future. California initiated the first wave of state consumer privacy laws by enacting the California Consumer Privacy Act (the CCPA), as amended by the California Privacy Rights Act (the CPRA). Following California's lead, several other states have enacted privacy laws. Failure to comply with these new state regulations may result in significant civil penalties, injunctive relief, or statutory or actual damages. Complying with this new privacy legislation may result in additional costs and expenses.

Additionally, many foreign countries and governmental bodies, including Australia, the EU, the U.K., India, Japan, and numerous other jurisdictions in which we operate or conduct our business, have laws and regulations concerning the collection, use, processing, storage, and deletion of personal information obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States.

For example, in the EU and the U.K., the respective EU or U.K. General Data Protection Regulation (GDPR) imposes more stringent data protection requirements, provides an enforcement authority, and imposes large penalties for noncompliance. If we fail to comply with the respective GDPR or if regulators assert that we have failed to comply with the GDPR, we may be subject to fines of up to 4% of our worldwide annual revenue under EU GDPR requirements and up to 4% of our worldwide annual turnover under the UK's implementation of GDPR.

Among other requirements, both the EU and U.K. GDPR regulate transfers of personal data outside of the EU and U.K., respectively, to countries that have not been found to provide adequate protection to personal data, including the United States, requiring that certain steps are taken to legitimize those transfers. We have undertaken certain efforts to conform transfers of personal data from the European Economic Area or the U.K. to

the United States and other jurisdictions based on our understanding of current regulatory obligations and the guidance of regulators and data protection authorities. Despite this, we may be unsuccessful in establishing or maintaining conforming means of transferring such data from the European Economic Area or the U.K. particularly as a result of continued legal and legislative activity that has challenged or called into question the legal basis for existing means of data transfers to countries that have not been found to provide adequate protection for personal data. We continue to monitor these regulatory and legal developments.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. It is possible that if our practices are not consistent, or are viewed as not consistent, with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, fines, awards, penalties, injunctions, judgments, or criminal or civil sanctions, all of which may have a material adverse effect on our business, operating results, reputation, and financial condition.

Future laws, regulations, standards and other obligations, as well as changes in the interpretation of existing laws, regulations, standards and other obligations could impair our ability to collect, use or disclose information relating to individuals, which could decrease demand for our products, require us to restrict our business operations, increase our costs, and impair our ability to maintain and grow our customer base and increase our revenue.

We could be adversely affected by violations of the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act or similar anti-bribery laws in other jurisdictions in which we operate.

The global nature of our business and the significance of our international revenue create various domestic and local regulatory challenges and subject us to risks associated with our international operations. The United States Foreign Corrupt Practices Act (FCPA), the United Kingdom Bribery Act 2010 (the U.K. Bribery Act), and similar anti-bribery and anti-corruption laws in other jurisdictions generally prohibit United States based companies and their intermediaries from making improper payments to non-United States officials for the purpose of obtaining or retaining business, directing business to another, or securing a competitive advantage. In addition, United States public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Under the FCPA, United States companies may be held liable for the corrupt actions taken by their directors, officers, employees, agents, or other strategic or local partners or representatives. As such, if we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties, which could have a material adverse effect on our business, reputation, operating results, and financial condition.

We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery and anti-corruption laws may conflict with local customs and practices. Our global operations require us to import and export to and from several countries, which geographically expands our compliance obligations. In addition, changes in such laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition, and results of operations. We cannot be assured that our directors, officers, employees, agents or other strategic or local partners or representatives will not engage in prohibited conduct and render us responsible under the FCPA or the U.K. Bribery Act. While we have compliance programs in place, they may not be effective to prevent violations from occurring and our directors, officers, employees, or agents may engage in prohibited conduct, nonetheless. If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery or anti-corruption laws (either due to the acts or inadvertence of our employees or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, reputation, operating results and financial condition.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

The United States and various foreign governments have imposed controls, export license requirements, and restrictions on the import or export of some technologies and products. The U.S. Department of the Treasury's

Office of Foreign Assets Control, the Department of Commerce's Bureau of Industry and Security, and U.S. Customs and Border Protection administer regulations that restrict U.S. persons in conducting certain export and import activities, as well as conducting business with or in certain countries, governments, entities, and individuals. Our activities and products are consequently subject to United States import, economic sanctions and export control laws, and exports and imports of our products must be made in compliance with such laws, which are complex and continuously changing. Furthermore, United States export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons, and for specified end uses, that are targeted by United States economic sanctions and export control laws. Even though we have established procedures designed to enable our compliance with United States sanctions and export control laws, and it is our policy not to do business with any countries or customers located in countries targeted by comprehensive U.S. economic sanctions, our products, including our firmware updates, could inadvertently be provided to targets of U.S. economic sanctions and export control laws, or could be provided by our customers to those targets. Any such provision, as well as any other activity or transaction contrary to U.S. economic sanctions and export control laws, could have negative consequences, including government investigations, denial of export privileges, penalties and reputational harm. Our failure to obtain required import or export approval for our products or activities could harm our international and domestic sales and adversely affect our business, revenue and results of operations.

We could also become subject to future enforcement action with respect to compliance with governmental export and import controls and economic sanctions laws that result in penalties, costs, and restrictions on export privileges that could have a material effect on our business and operating results.

Risks related to ownership of our Class A common stock

Our stock price has been and will likely continue to be volatile.

Since 2023, our closing stock price ranged from a high of $6.46 in the first quarter of 2023 to a low of $0.48 in the second quarter of 2025. Our stock price may fluctuate in response to a number of events and factors, such as quarterly operating results, changes in our financial projections provided to the public or our failure to meet those projections, the public's reaction to our press releases, other public announcements and filings with the SEC, significant transactions, or new features, products or services offered by us or our competitors, changes in our business lines and product lineup, changes in financial estimates and recommendations by securities analysts, media coverage of our business and financial performance, the operating and stock price performance of, or other developments involving, other companies that investors may deem comparable to us, trends in our industry, trade regulation, any significant change in our management, and general economic conditions. Our existing liquidity and capital resources may not be sufficient to sustain our business conditions and debt obligations, we may need to raise additional capital through the issuance of additional shares which may have an adverse impact on our stock price. These factors, as well as the volatility of our Class A common stock, could also affect our ability to recruit and retain employees.

In addition, the stock market in general, and the market prices for companies in our industry, have experienced volatility that often has been unrelated to operating performance. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Price volatility over a given period may cause the average price at which we repurchase our own stock to exceed the stock's price at a given point in time. In addition, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been subject to past shareholder class action lawsuits as well as derivative lawsuits and may continue to be a target for such litigation in the future. Securities litigation against us could result in substantial costs and liability and divert our management's attention from other business concerns, which could harm our business. See Note 11 Commitments, contingencies, and guarantees, in the Notes to consolidated financial statements of this Annual Report on Form 10-K for a discussion on legal proceedings.

If we fail to meet expectations related to future growth, profitability, or other market expectations, our stock price may decline significantly, which could have a material adverse effect on investor confidence and employee retention. A sustained decline in our stock price and market capitalization could lead to impairment charges.

We review goodwill for impairment at least annually or more frequently if indicators of impairment arise, and should market conditions or macroeconomic conditions continue to deteriorate, including a rise in inflationary pressures and interest rates, a sustained decline in our share price, or a decline in our results of operations, the result of such review may indicate a decline in the fair value of goodwill resulting in an impairment charge. In the event we are required to record a non-cash impairment charge to our goodwill, other intangibles, and/or long-lived assets, such non-cash charge could have a material adverse effect on our business, financial condition, and results of operations in the reporting period in which we record the charge. For example, in the first quarter of 2025, we conducted a quantitative impairment test and concluded that the carrying value of our single reporting unit exceeded our fair value, resulting in the recognition of an $18.6 million goodwill impairment charge. Additional goodwill impairment charges may be necessary in the future quarters.

Our stock price has been, and may in the future be, affected by atypical retailer investor interest.

In the third quarter of 2025, we experienced high price volatility in our Class A common stock, including atypical retail investor interest caused largely by social media. The coordinated trading activity, amplified by individuals on online forums and social media, may have contributed to a rapid increase in the market price of our Class A common stock. Such trading activity may be unrelated to our financial results, and as a result, may cause a situation where our results of operations were not tied to our performance. Because of the volatility in the price of our Class A common stock, investors may have purchased shares at artificially inflated prices and could incur substantial losses. Additionally, anomalous trading activity caused by atypical retailer investor interest or other reasons may occur in the future, resulting in increased or extremely high trading volume and high volatility.

Our Class A common stock may cease to be listed on the Nasdaq Global Select Market.

On March 6, 2026, our Class A common stock, par value $0.0001 per share, closed below the $1.00 per share minimum bid price requirement for continued inclusion on The Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(a)(1) (Bid Price Requirement). Should our Class A common stock trade below the minimum Bid Price Requirement for 30 consecutive business days, the Nasdaq Stock Market LLC (Nasdaq) will send a notice to us that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), we will be provided an initial compliance period of 180 calendar days from receipt of such notice, to regain compliance with the Bid Price Requirement. To regain compliance, the closing bid price for the Class A common stock must be at least $1.00 per share for a minimum of 10 consecutive business days prior to the end of the 180-day period. There can be no assurance that we will be able to regain compliance or that Nasdaq will extend the compliance period.

If we do not regain compliance with the Bid Price Requirement by the end of the 180-day period, we may be eligible for an additional 180 calendar day compliance period, either by submitting an application to transfer the listing of the Class A common stock to The Nasdaq Capital Market, or we can apply directly to Nasdaq, without transferring to The Nasdaq Capital Market, for an additional 180-day extension, which we may not be successful at obtaining. In that case, we would also need to pay an application fee to Nasdaq and provide written notice of our intention to cure the deficiency during the additional compliance period. As part of its review process, Nasdaq will make a determination of whether it believes we will be able to cure this deficiency.

If we do not regain compliance within the applicable compliance period(s), Nasdaq will provide written notification to us that the Class A common stock will be subject to delisting. At that time, we may appeal the delisting determination to a hearings panel.

We intend to monitor the closing bid price of the Class A common stock and may, if appropriate, consider taking actions to regain compliance with the Bid Price Requirement, including, subject to approval of our Board of Directors and our Class A and Class B stockholders, implementing a reverse stock split. However, there can be no assurance that, if we were to engage in a reverse stock split, it would not create an additional deficiency with Nasdaq listing standards.

Similar declines below the Bid Price Requirement have occurred in the past and we have previously received notices of non-compliance from Nasdaq. For example, on March 25, 2025, we received a letter from The Nasdaq Stock Market LLC indicating that, for thirty consecutive business days, the bid price for our common stock had closed below the Bid Price Requirement. However, on August 5, 2025, we received a letter from Nasdaq confirming that we had regained compliance with the Bid Price Requirement and that the matter had been closed.

There can be no assurance that we will be able to regain compliance with the Bid Price Requirement as we have done in the past or will otherwise be in compliance with other applicable Nasdaq listing rules within the applicable compliance period(s), that we will be able to successfully implement a reverse stock split, or, if we receive a delisting determination and decide to appeal the delisting determination, that such appeal would be successful.

Currently, there is no immediate effect on the listing of the Class A common stock on The Nasdaq Global Select Market, and the Class A common stock will continue to trade on The Nasdaq Global Select Market under the symbol "GPRO," subject to our compliance with the other continued listing requirements of The Nasdaq Global Select Market. If our Class A common stock were to be delisted from The Nasdaq Global Select Market, we might or might not be eligible to list our shares on another market. Such a delisting could negatively impact us by, among other things, reducing the liquidity and market price of our Class A common stock. Additionally, if our Class A common stock were to be delisted, we would be subject to an event of default under the 2025 Credit Agreement or the 2025 Term Loan.

The dual class structure of our common stock has the effect of concentrating voting control with our CEO, and we cannot predict the effect our dual class structure may have on our stock price or our business.

Our Class B common stock has 10 votes per share, and our Class A common stock has one vote per share. Stockholders who hold shares of Class B common stock hold approximately 65.9% of the voting power of our outstanding capital stock as of December 31, 2025, with Mr. Woodman, our Chairman and CEO, holding approximately 63.3% of the outstanding voting power. Mr. Woodman is able to control all matters submitted to our stockholders, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other stockholders support, or conversely this concentrated control could result in the consummation of such a transaction that our other stockholders do not support. This concentrated control could also discourage a potential investor from acquiring our Class A common stock due to the limited voting power of such stock relative to the Class B common stock and might harm the trading price of our Class A common stock.

In addition, we cannot predict whether our dual class structure, combined with the concentrated control by Mr. Woodman, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers, including FTSE Russell and S&P Dow Jones, previously announced restrictions on including companies with multiple-class share structures in certain of their indexes that were then reversed. Because of our dual class structure, we may be excluded from these indexes in the future if new restrictions are announced, and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

Issuances of Class A common stock pursuant to our securities purchase agreement with YA II PN, Ltd., or other future equity financings or strategic transactions, will dilute the percentage of outstanding shares represented by our Class B common stock and could trigger an automatic conversion pursuant to the provisions of our corporate governance documents. An automatic conversion of our Class B common stock will be triggered when the outstanding shares of our Class B common stock represent less than ten percent 10% of the aggregate number of our shares of common stock then outstanding. Each share of Class B common stock will automatically convert into one share of Class A common stock upon such triggering event, which would eliminate the dual class structure and the concentrated voting control described above.

Delaware law and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law, our restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a

period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders and could prevent the Class A common stock holders from receiving a takeover premium.

Risks related to our indebtedness

We have indebtedness in the form of convertible senior notes and credit agreements.

On August 4, 2025, we entered into a second lien credit agreement pursuant to which we borrowed $50.0 million. On November 5, 2025, we entered into Amendment No. 1 to the credit agreement and on February 27, 2026 we entered into Amendment No. 2 to the credit agreement (collectively, the 2025 Term Loan), in each case to modify certain financial covenants. The 2025 Term Loan is separate from our outstanding credit agreement which provides for a revolving credit facility, as amended from time to time (2021 Credit Facility, and together with the 2025 Term Loan, the Credit Facilities) and under which we have borrowed an additional $50.0 million.

There can be no assurance that we will be able to repay our indebtedness when due, or that we will be able to finance our indebtedness, all or in part, on acceptable terms. In addition, our indebtedness could, among other things:

- heighten our vulnerability to adverse general economic conditions and heightened competitive pressures;

- require us to dedicate a larger portion of our cash flow from operations to interest payments, limiting the availability of cash for other purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and industry;

- place us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged; and

- impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes, or other purposes.

We may be required to seek a waiver of compliance or seek negotiations to further amend the 2025 Term Loan. The lenders may not provide any additional waiver(s) of compliance with the 2025 Term Loan or further amend the 2025 Term Loan.

Any of our future indebtedness may contain similar restrictions. A default under the indentures or the fundamental change itself could also lead to a default under agreements governing our existing or future indebtedness, including our Credit Facilities. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay our indebtedness.

Our credit agreements impose restrictions on us that may adversely affect our ability to operate our business.

Both the 2025 Term Loan and the 2021 Credit Facility contain restrictive covenants relating to our capital raising activities and other financial and operational matters which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions, or otherwise impact our liquidity. Specifically, the 2025 Term Loan, as amended, revised the financial covenants to adjust the minimum EBITDA, minimum liquidity amount, and asset coverage ratio requirements. Our ability to comply with any particular financial covenant under the Credit Facilities depends on many factors, some of which are beyond our control (including, but not limited to, tariffs and component cost increases), and could result in material adverse consequences that negatively impact our business.

If we anticipate non-compliance with the restrictive covenants of either of the Credit Facilities, we may seek further covenant waivers or amendments from our lenders. We may also seek additional sources of financing to avoid a default under either of the Credit Facilities. We may not be able to obtain the necessary waiver or amendments or secure additional financing on favorable terms, or at all.

Failure to comply with any particular covenant could result in default. In addition, each of the Credit Facilities and the convertible debentures (the Convertible Debentures) issued to YA II PN, Ltd. contain a cross-default provision whereby a default under one agreement would result in default under the agreements covering other borrowings

and vice versa. The occurrence of a default under any of these borrowing arrangements would permit the lenders under the Credit Facilities and Convertible Debentures to declare all amounts outstanding under those borrowing arrangements to be immediately due and payable. If our lenders accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings.

Exercise of our outstanding warrants or Convertible Debentures will dilute the ownership interest of our existing stockholders or may otherwise depress the price of our common stock.

Exercise of our outstanding warrants or Convertible Debentures will dilute the ownership interest of our existing stockholders. In the future, we may issue additional securities to raise capital. We may also acquire interests in other companies by using a combination of cash and our common stock or just our common stock. Any of these events may dilute a stockholder's ownership interest in GoPro and have an adverse impact on the price of our common stock.

On August 4, 2025, in connection with entry into the 2025 Term Loan, we issued and sold warrants to purchase up to 11,076,968 shares of our Class A common stock, par value $0.0001 per share. The warrants are immediately exercisable, in whole or in part, at an exercise price of $0.75 per share (either through cash or cashless settlement) and may be exercised at any time until the ten-year anniversary of the issuance date. The Convertible Debentures are convertible at the option of the holder into Class A common stock equal to the principal amount requested to be converted plus all accrued and unpaid interest on the Convertible Debentures as of such conversion divided by the lower of (i) $1.1453, or (ii) 98% of the lowest daily volume weighted average price of the Class A common stock during the five consecutive trading days immediately preceding the date of conversion or other date of determination, but which shall not be lower than $0.1736. Any portion of the Convertible Debentures may be converted at any time and from time to time, subject to the limitations on share issuance under the Nasdaq listing rules.

Any sales in the public market of the shares of Class A common stock issuable upon such exercise of such warrants, or the anticipation of such exercises and sales, could adversely affect the prevailing market prices of our Class A common stock. Additionally, the existence of such warrants may encourage short selling by market participants because the exercise of such warrants could be used to satisfy short positions, or because the anticipated exercise of such warrants for shares of Class A common stock could depress the price of our Class A common stock. These warrants, if exercised, would dilute the ownership interests of our existing stockholders in future periods.

General Risk Factors

Our effective tax rate and the intended tax benefits of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business, and such tax rates and tax benefits may change in the future.

We are subject to income taxes in the United States and various jurisdictions outside the United States. Our effective tax rate could be adversely affected by changes in, or our interpretation of, tax law changes and related new or revised guidance and regulations, changes in our geographical earnings mix, unfavorable government reviews of our tax returns, material differences between our forecasted and actual annual effective tax rates, or by evolving enforcement practices.

We are subject to the examination of our income tax returns by the United States Internal Revenue Service and other domestic and foreign tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and other taxes and have reserved for adjustments that may result from the current examinations. The final determination of tax audits and any related legal proceedings could materially differ from amounts reflected in our income tax provisions and accruals. In such case, our income tax provision and cash flows in the period or periods in which that determination is made could be negatively affected.

We may grow our business in part through acquisitions, joint ventures, investments, and partnerships, which could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.

We have completed several acquisitions in the past, and in February 2024 we acquired Forcite Helmet Systems, an Australian-based company that offers tech-enabled helmets. We may evaluate additional acquisitions, partnerships, or joint ventures with, or strategic investments in, other companies, products or technologies that we believe are complementary to our business. Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to close these transactions may be subject to third-party or government approvals, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close, and even if they close, we can make no assurances that our integration of any such acquired company will be successful.

Our aspirations and disclosures related to broader social and ethical initiatives, as well as increased scrutiny and expectations from investors and others regarding non-financial performance factors, could result in additional costs and/or risks, which may adversely affect our business, financial condition, results of operations, reputation, and stock price performance.

Some investors may use non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our related policies and actions are inadequate. The investor demand for measurement of non-financial performance is addressed by third-party providers of assessments and ratings on companies. The criteria by which our practices are assessed may change due to the constant evolution of the landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors and other stakeholders may conclude that our related policies and/or actions are inadequate. There have also been increasing allegations of misleading claims against companies making significant non-financial commitments due to a variety of perceived deficiencies in performance. As stakeholder perceptions of these matters continue to evolve, we may face reputational damage and potential stakeholder engagement and/or litigation in the event that we do not meet the standards set by various constituencies. In addition, there exists certain opposition among some individuals and government departments to use non-financial performance factors, and we may also face scrutiny, reputational risk, lawsuits, or market access restrictions from these parties regarding our initiatives.

In June 2024, we published a summary highlighting our ongoing efforts to reduce our Scope 1 and Scope 2 carbon emissions in our U.S. locations and our commitment to legal and ethical business practices. These statements are not guarantees that we will be able to achieve them. Our ability to achieve any objectives is subject to numerous risks, many of which are outside of our control. Examples of such risks include the availability and cost of renewable energy sources, evolving consumer protection and other regulatory laws applicable to these matters, and the availability of funds to invest in related initiatives in times where we are seeking to reduce costs. As a result, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope, target, and timelines of previously announced initiatives or goals. If we fail to satisfy the expectations of investors, regulators, customers, employees, and other stakeholders, if our initiatives are not executed as planned, or if we fail to implement sufficient oversight or accurately capture and disclose related matters, our reputation and business, operating results, and financial condition could be adversely impacted.

Catastrophic events or political instability could disrupt and cause harm to our business.

Our headquarters are located in the San Francisco Bay Area of California, an area susceptible to earthquakes. A major earthquake or other natural disaster, fire, threat of fire, act of terrorism, public health issues or other catastrophic event in California or elsewhere that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be harmed. Our key manufacturing, supply and distribution partners have global operations in, among other countries, China, Thailand, Malaysia, Hong Kong, Japan, Netherlands, Taiwan, and the United States. Political instability, global conflicts, public health issues, crises, pandemics, or other catastrophic events in any of those countries, including as a result of climate change, could adversely affect our business in the future, our financial condition and operating results.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The security of personal data is of the utmost importance to GoPro and our customers, vendors, suppliers, and employees. As such, we have implemented industry-standard administrative, technical, and physical security measures to protect against the unauthorized access, destruction, or alteration of our confidential and proprietary information and customer and employee information.

Governance

Our Chief Information Security Officer (CISO) oversees our information security program and is responsible for leading and implementing, with a cross functional team, our cybersecurity strategy, policy, architecture, and risk management processes. Our CISO has over 20 years of experience in cybersecurity, serving as a security consultant to Fortune 100 companies, and a subject matter expert in computer forensics to law firms and U.S. government agencies.

The Audit Committee of our board of directors (Audit Committee) has oversight responsibility for our cybersecurity program and reviews with management the Company's policies and procedures for identifying, assessing, managing, and monitoring information security and cybersecurity risks.

The CISO provides regular updates to the Audit Committee on cybersecurity and other risks relevant to our information technology environment, including developments in the cybersecurity space and evolving standards, the results of periodic exercises and response readiness assessments and we adjust our cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews. Our cybersecurity program is regularly evaluated by internal and external experts with the results of those reviews reported to senior management and the Audit Committee.

Risk Management and Strategy

Our periodic assessment and testing of policies, standards, processes, and practices that are designed to address cybersecurity threats and incidents include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing, simulated attacks, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits, and independent reviews of our information security control environment and operating effectiveness.

We also actively engage with key vendors, industry participants, and intelligence and law enforcement communities as part of our continuing efforts to evaluate and enhance the effectiveness of our information security policies and procedures. We regularly train all employees on cybersecurity risks, such as phishing attacks, and employees are required to acknowledge our cybersecurity policy annually through our Code of Conduct.

Risks from Cybersecurity Threats

No previous cybersecurity incidents have materially affected us, including our business strategy, results of operations or financial condition. Future cybersecurity threats or incidents may materially affect our business strategy, results of operations or financial condition. For further detail on the potential risks, see Part I, Item 1A of this Annual Report on Form 10-K for the year ended December 31, 2025.

Item 2. Properties

As of December 31, 2025, we leased office facilities around the world totaling approximately 280,000 square feet, including approximately 196,000 square feet for our corporate headquarters in San Mateo, California. All of our properties are currently leased. Effective October 2021, we entered into a sublease agreement with a third-party for approximately 78,000 square feet of our leased corporate headquarters in San Mateo. We believe our existing facilities are adequate to meet our current requirements. If we were to require additional space, we believe we will be able to obtain such space on acceptable, commercially reasonable terms. See Note 11 Commitments,

contingencies, and guarantees, to the Notes to consolidated financial statements of this Annual Report on Form 10-K for more information about our lease commitments.

Item 3. Legal Proceedings

Refer to Legal proceedings and investigations included in Part II, Item 8., Note 11 Commitments, contingencies, and guarantees, to the Notes to consolidated financial statements of this Annual Report on Form 10-K for the year ended December 31, 2025.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Company's Common Shares, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information. Our Class A common stock is listed on The Nasdaq Global Select Market under the symbol "GPRO." Our Class B common stock is not listed or traded on any stock exchange.

Holders. As of February 28, 2026, there were 384 holders of record of our Class A common stock and 24 holders of record of our Class B common stock.

Dividends. We have not declared or paid any cash dividends on our capital stock and do not currently intend to pay any cash dividends on our Class A or Class B common stock in the foreseeable future.

Performance graph. The graph below compares the cumulative total return on our Class A common stock with that of the S&P 500 Index and the S&P 500 Consumer Durables Index. The graph assumes $100 was invested (with reinvestment of all dividends, as applicable) at the close of market on December 31, 2020 in the Class A common stock of GoPro, Inc., the S&P 500 Index and the S&P 500 Consumer Durables Index, and its relative performance is tracked through December 31, 2025. Note that historic stock price performance is not intended to be indicative of future stock price performance. This graph shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless we specifically incorporate this report by reference. It will not be otherwise filed under such Acts.



**Comparison of 60 month cumulative total return
Among GoPro, Inc., S&P 500 Index and S&P 500 Consumer Durable Index**

Sales of unregistered securities. As previously disclosed on Form 8-K/A filed November 13, 2025, on November 5, 2025, the Company entered into a Subscription Agreement with The Woodman Family Trust of which Mr. Nicholas Woodman, the Company's Chief Executive Officer and Chairman of the Board of Directors, is co-trustee (such trust, the Purchaser), whereby the Company agreed to issue and sell to the Purchaser Class A common stock shares, par value $0.0001 of the Company, for an aggregate purchase price of approximately $2,000,000 (the Subscription Agreement). Pursuant to the Subscription Agreement, the actual amount of Class A common stock shares to be issued were to be determined upon the calculation of the purchase price of the shares, which was calculated as the greater of the following variables: (a) the consolidated closing bid price (as determined pursuant to the rules of the Nasdaq Stock Market) immediately prior to entry into the Subscription Agreement or (b) the average closing price of the Class A common stock over the five (5) trading days prior to the date of issuance, as reported on the Nasdaq Global Select Market. On November 10, 2025, the Class A common stock shares were issued. The parties to the Subscription Agreement agreed the amount of shares was fixed to 1,129,944 at a price per share of $1.77, which price was based on the consolidated closing bid price, which was the greater of the two variables.

During the period covered by this Annual Report on Form 10-K, we have not sold any other equity securities that were not registered under the Securities Act of 1933, as amended, nor have we sold any in the prior two years.

Issuer purchases of equity securities. As of December 31, 2025, we have a remaining share repurchase authorization of $60.4 million under the current stock repurchase program authorized by our Board of Directors in January 2022 and as increased by our Board of Directors in February 2023. No shares of our Class A and Class B common stock were repurchased during the three months ended December 31, 2025.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a variety of factors, including but not limited to, those discussed in Risk Factors and elsewhere in this Annual Report on Form 10-K.

This MD&A is organized as follows:

- Overview. Discussion of our business, overall analysis of our financial performance and other highlights affecting the business in order to provide context for the remainder of the MD&A.

- Components of our Results of Operations. Description of the items contained in each revenue, cost of revenue and operating expense caption in the consolidated statements of operations.

- Results of Operations. Analysis of our financial results comparing 2025 to 2024 is presented below.

- Liquidity and Capital Resources. Analysis of changes in our balance sheets and cash flows, and discussion of our financial condition and potential sources of liquidity.

- Critical Accounting Policies and Estimates. Accounting estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

- Non-GAAP Financial Measures. A reconciliation and discussion of our GAAP to non-GAAP financial measures.

Overview

GoPro helps the world capture and share itself in immersive and exciting ways. We are committed to developing solutions that create an easy, seamless experience for consumers to capture, create and share engaging personal content. When consumers use our cameras, accessories, and subscription and services, they often generate and share content that organically increases awareness for GoPro, driving a virtuous cycle and a self-reinforcing demand for our cameras, accessories, and subscription and services. We believe revenue growth may be driven by the introduction of new cameras, accessories, lifestyle gear, and software and subscription offerings. We believe new camera features drive a replacement cycle among existing users and attract new users, expanding our total addressable market. Our investments in image stabilization, mobile app editing and sharing solutions, modular accessories including lens mods, auto-upload capabilities, local language user-interfaces and voice recognition in more than 11 languages with 6 accents are designed to drive the expansion of our global market.

In September 2025, we began shipping our MAX2 waterproof 360-camera featuring True 8K video, 10-bit color video in 8K at 30 frames per second (FPS), 29-megapixel resolution for 360-degree photos, and easily replaceable lenses made from water-repelling optical glass. In addition, MAX2 includes in-camera POV and Selfie Video Modes, six built-in microphones that provide 360 audio and wireless Bluetooth functionality, built-in GPS, MAX HyperSmooth image stabilization, 360-degree MAX TimeWarp Video, and MAX SuperView. MAX HyperSmooth provides high performance video stabilization, while MAX SuperView provides a wide field of view. Our MAX2 camera also includes a MAX Enduro battery which increases recording time and improves cold-weather performance. The Quik app includes editing tools for our MAX2 camera such as AI Object Tracking and MotionFrame editing.

Also in September 2025, we began shipping our compact lifestyle camera, LIT HERO, which can shoot videos in 4K at 60 FPS, capture photos with 12-megapixel resolution, record in a slow-motion setting of up to 4K at 60 FPS. LIT HERO includes a built-in light, is waterproof up to 16 feet, and weighs 93 grams. It captures content with a wide field of view lens so that HyperSmooth image stabilization can be applied in the Quik app.

In September 2024, we began shipping our HERO13 Black flagship camera that includes our GP2 processor, HyperSmooth 6.0 image stabilization, hybrid-log gamma (HLG) high dynamic range (HDR) photos and videos in 5.3K at 60 FPS and 4K at 60 FPS, and a higher capacity battery resulting in longer runtimes and improved thermal performance. HyperSmooth 6.0 image stabilization features AutoBoost, which analyzes up to 4x more data compared to HyperSmooth 5.0 while supporting 360-degree Horizon Lock. The HERO13 Black also includes 10-bit color video at up to 5.3K video at 60 FPS, 27-megapixel photo resolution, 8:7 aspect ratio video for a larger vertical field of view, and HyperView, which allows for a 16:9 field of view, SuperView and Horizon Leveling. The HERO13 Black also includes a front-facing and rear touch display, TimeWarp 3.0, a Timecode Sync feature, and a Night Effects Time Lapse feature. In March 2025, we shipped a limited edition HERO13 Black in a Polar White colorway, and in June 2025, we shipped another limited edition HERO13 Black in a Forest Green colorway, both of which included all of the features of our flagship camera. We also offer our Ultra Wide Lens Mod, Macro Lens Mod, Anamorphic Lens Mod and a ND Filter 4-Pack for HERO13 Black. The Ultra Wide Lens Mod allows for an ultra wide-angle digital lens for 4K video at 60 FPS, the Macro Lens Mod allows the HERO13 Black to focus on objects 4x closer than prior generation cameras, and the Anamorphic Lens Mod captures ultra wide-angle footage with reduced distortion and lets anyone tell their stories using the 21:9 aspect ratio used in feature films. The ND Filter 4-Pack allows the HERO13 Black to create motion blur. Additionally, we offer our HERO13 Black Creator Edition, which combines the HERO13 Black, Volta, Enduro Battery, Media Mod, and Light Mod to create professional-quality videos.

Our HERO13 Black, HERO13 Black Creator Edition, LIT HERO, HERO, HERO12 Black, HERO12 Black Creator Edition, MAX2, and MAX cameras are compatible with our ecosystem of mountable and wearable accessories.

We offer our Premium subscription, which includes unlimited cloud storage of GoPro content supporting source video and photo quality, damaged camera replacement, cloud storage up to 100 gigabytes (GB) of non-GoPro content, the delivery of highlight videos automatically via our mobile app when GoPro camera footage is uploaded to the user's GoPro cloud account using Auto Upload or when GoPro camera footage is uploaded to the user's GoPro cloud account via the user's mobile phone. Our Premium subscription also provides access to a high-quality live streaming service on GoPro.com, as well as discounts on GoPro cameras, lifestyle gear, mounts and accessories. In February 2024, we launched our Premium+ subscription which includes cloud storage up to 500 GB of non-GoPro content, HyperSmooth Pro and all of the same features included in the Premium subscription.

In addition to the Premium+ and Premium subscriptions, we offer our Quik subscription which makes it easy for users to get the most out of their favorite photos and videos, captured on any phone or camera, using our Quik mobile app's editing tools. These editing tools include features such as trim, color, crop, filtering, auto-sync of edits to music, and the ability to change video speed. We also offer our GoPro Reframe plugin for Adobe Premiere Pro, Adobe After Effects, and DaVinci Resolve which provides users with creative control over footage and enabling reframing, animated movements, motion blur transitions, and adjustments to lens curvature.

In August 2025, we launched an AI Training program which enables U.S. subscribers who opted in to monetize their GoPro cloud-based content for AI model training. As of the first week of March 2026, subscribers have opted-in more than 500,000 hours of video content.

We continue to monitor the current evolving macroeconomic landscape. Inflation, fluctuating interest rates, tariffs and recession concerns places increasing pressure on many areas of our business, including hardware and software product pricing, operating expenses, component pricing and consumer spending. In the past, the strength of the U.S. dollar relative to other foreign currencies largely impacted our revenue and gross margin. Revenue from the U.S. was 47.6% and 36.3% of revenue for the year ended December 31, 2025 and 2024, respectively. If the U.S. dollar strengthens relative to other foreign currencies in the future, our financial results will be negatively impacted. See Item 1A. Risk Factors for further discussion of the possible impact of evolving macroeconomic conditions on our business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a summary of measures presented in our consolidated financial statements and key metrics used to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

(units and dollars in thousands, except per share amounts)	Q4 2025	Q4 2024	% Change	FY 2025	FY 2024	% Change
Total revenue	$ 201,673	$ 200,882	— %	$ 651,542	$ 801,473	(19) %
Camera units shipped [1]	574	581	(1) %	1,826	2,431	(25) %
Gross margin [2]	31.8 %	34.7 %	(290) bps	33.6 %	33.8 %	(20)bps
Operating expenses	$ 72,428	$ 108,801	(33) %	$ 302,507	$ 406,328	(26) %
Net loss	$ (9,104)	$ (37,191)	(76) %	$ (93,487)	$(432,311)	(78) %
Diluted net loss per share	$ (0.06)	$ (0.24)	(75) %	$ (0.59)	$ (2.82)	(79) %
Cash provided by (used in) operations	$ 15,603	$ (25,099)	(162) %	$ (20,669)	$(125,141)	(83) %
Other financial information:						
Adjusted EBITDA [3]	$ 784	$ (14,359)	(105) %	$ (28,516)	$ (71,639)	(60) %
Non-GAAP net loss [4]	$ (2,669)	$ (14,418)	(81) %	$ (47,977)	$(370,417)	(87) %
Non-GAAP diluted net loss per share [5]	$ (0.02)	$ (0.09)	(78) %	$ (0.30)	$ (2.42)	(88) %

[1] Represents the number of camera units that are shipped during a reporting period, net of any returns.

[2] One basis point (bps) is equal to 1/100th of 1%.

[3] We define adjusted EBITDA as net income (loss) adjusted to exclude the impact of income tax expense (benefit), interest income, interest expense, depreciation and amortization, point of purchase (POP) display amortization, stock-based compensation, (gain) loss on insurance proceeds, (gain) loss on extinguishment of debt, restructuring and other costs, including right-of-use asset impairment charges (if applicable), (gain) loss on the revaluation of warrants, and goodwill impairment charges.

[4] We define non-GAAP net income (loss) as net income (loss) adjusted to exclude stock-based compensation, acquisition-related costs, restructuring and other costs, including right-of-use asset impairment charges (if applicable), (gain) loss on insurance proceeds, (gain) loss on extinguishment of debt, gain on sale and/or license of intellectual property, (gain) loss on the revaluation of warrants, goodwill impairment charges, and income tax adjustments. Acquisition-related costs include the amortization of acquired intangible assets and impairment charges (if applicable), as well as third-party transaction costs for legal and other professional services.

[5] We define non-GAAP diluted net income (loss) per share as non-GAAP net income (loss) divided by the weighted-average diluted shares outstanding, which includes the potentially dilutive effect of our stock options, RSUs, PSUs, warrants, and convertible notes.

Reconciliations of GAAP measures to the most directly comparable non-GAAP adjusted measures and explanations for why we consider non-GAAP measures to be helpful for investors are presented under Non-GAAP Financial Measures.

Full Year and Fourth Quarter 2025 financial performance

Revenue for the full year of 2025 was $651.5 million, of which, $545.3 million was from hardware sales and $106.3 million was from subscription and services. Hardware revenue decreased 21.5% from the prior year period, primarily due to the timing and mix of product launches in the full years of 2025 and 2024, consumer-related macroeconomic issues resulting in a softer global consumer market, and an increasingly global competitive landscape which has resulted in market share loss. As a result, camera units shipped in the full year of 2025 decreased 24.9% year-over-year to 1.8 million. For the full year of 2025, camera revenue mix from cameras with an MSRP equal to or greater than $400 was 75%, compared to 76% for the same period in 2024. Subscription and services revenue was flat year-over-year at $106.3 million. For the full year of 2025, our average selling price increased 8.2% year-over-year to $357. Average selling price is defined as total reported revenue divided by camera units shipped. Retail revenue was $481.9 million for the full year of 2025 and represented 74.0% of total revenue, compared to 75.0% of total revenue for the same period in 2024. GoPro.com revenue, which includes subscription and service revenue, was $169.6 million for the full year of 2025 and represented 26.0% of total revenue, compared to 25.0% of total revenue in the prior year period. Our gross margin percentage for the full year of 2025 was 33.6%, compared to 33.8% for the full year of 2024. Net loss for the full year of 2025 was $93.5 million, compared to a net loss of $432.3 million in 2024, which included the establishment of a net valuation allowance of $294.9 million on United States federal and state deferred tax assets in the first quarter of

2024. Adjusted EBITDA for the full year of 2025 was negative $28.5 million, compared to negative $71.6 million in 2024.

Revenue for the fourth quarter of 2025 was $201.7 million, of which, $175.1 million was from hardware sales and $26.6 million was from subscription and services. Hardware revenue increased 0.9% in the fourth quarter of 2025 compared to the prior year period, primarily due to our camera revenue mix favoring our higher-end products, like MAX2, which has a MSRP starting at $500, partially offset by a 1.2% decrease in camera units shipped year-over-year to 574 thousand. Our fourth quarter of 2025 camera revenue mix from cameras with an MSRP equal to or greater than $400 was 79% compared to 84% for the same period in 2024. Subscription and services revenue decreased 3% from the prior year period, primarily due to a 6.7% decrease in subscribers as camera unit shipped decreased year-over-year, partially offset by an increase in the average revenue per user. In the fourth quarter of 2025, our average selling price increased 1.6% year-over-year to $351. Retail revenue was $153.6 million in the fourth quarter of 2025 and represented 76.2% of total revenue, compared to 74.4% of total revenue for the same period in 2024. GoPro.com revenue, which includes subscription and service revenue, was $48.1 million in the fourth quarter of 2025 and represented 23.8% of total revenue, compared to 25.6% of total revenue for the same period in 2024. Our overall subscription attach rate from both sales on GoPro.com and from post-camera purchases at retail was 43% in the fourth quarter of 2025, up from 34% in the prior year quarter. Our aggregate retention rate for annual subscribers was 68% in the fourth quarter of 2025, compared to 69% in the same period in 2024. Our gross margin percentage for the fourth quarter of 2025 was 31.8%, compared to 34.7% in the same period in 2024. Net loss for the fourth quarter of 2025 was $9.1 million, compared to a net loss of $37.2 million for the same period in 2024. Adjusted EBITDA for the fourth quarter of 2025 was positive $0.8 million, compared to negative $14.4 million in the same period in 2024.

Our overall subscription attach rate from camera purchases through both GoPro.com and at retail represents the number of new GoPro subscribers in the period over the corresponding number of estimated camera units sold through both GoPro.com and retail channels. Our aggregate retention rate for annual subscribers represents the percent of annual subscribers that renewed their subscription in the period, over the total corresponding renewal events.

Factors affecting performance

We believe that our future success will be dependent on many factors, including those further discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to operate our business and improve our results of operations.

Driving profitability through improved efficiency, lower costs, and better execution. We incurred operating losses in 2025 and 2024 and may incur losses in the future. While our prior restructuring actions have reduced our operating costs compared to our historical levels, we continue to make strategic decisions to drive volume, growth, and profitability in our business. We are implementing our 2026 operational plan and changing our approach to operate in a leaner, more focused manner that we believe is sustainable and strategic for long-term success and improved financial performance. This includes pursuing a hardware and software product roadmap we believe will drive innovation, differentiation, and growth. In the longer term, this includes increasing our total addressable market by introducing new, innovative hardware and software products, increasing unit sales volume of our new and existing products, and increasing our subscriber base. Our expectation is that sales from our retail channel will continue to increase relative to sales on GoPro.com. While growth in subscribers and subscription and service revenue has slowed, we continue to make strategic decisions to enhance our subscription offerings to grow subscribers and increase subscriber retention that results in an increase in subscription and service revenue.

Investing in research and development and enhancing our customer experience. Our performance is significantly dependent on the investments we make in research and development, including our ability to attract and retain highly skilled and experienced research and development personnel. As part of our strategic focus on operational efficiency and implementation of our 2026 operational plan, we have adjusted certain investments in research and development while continuing to prioritize projects that support long-term growth of our company, including the expected launch of our new system-on-chip GP3-based cameras beginning in the second quarter of 2026. We expect the timing of new hardware product releases to continue to have a significant impact on our revenue and we must continually develop and introduce innovative new cameras, software, and other new offerings. We plan

to further build upon our integrated mobile and cloud-based storytelling solutions, as well as our subscription offerings. Our investments, including those for marketing and advertising, and those related to development efforts associated with our acquisition in 2024, may not successfully drive increased revenue and our customers may not accept our new offerings. Further, we have and will continue to incur substantial research and development expenses and if our efforts are not successful, we may not recover the value of these investments.

Improving profitability. We believe that our continued focus on growing our total addressable market from our retail and GoPro.com channels, including subscription and service revenue, and broadening our range of hardware products will support our ability to return to profitability on an annual basis due to timely and effective product launches, increases in unit volume, subscribers and related revenue, and continued operating expense control. While the total market for digital imagery has seen an increase in competition, we believe that our consumers' differentiated use of GoPro cameras, our mobile app and cloud solutions, our continued innovation of product features desired by our users, and our brand, all help support our competitiveness within the market for digital cameras. However, we expect that the markets in which we conduct our business will remain highly competitive as we face new or improved product introductions from competitors such as enhanced phone capabilities and technology-enabled glasses. Sales in international locations subject us to foreign currency exchange rate fluctuations and regional macroeconomic conditions that may cause us to adjust pricing, which may make our hardware and software products more or less attractive to the consumer. Continued fluctuations in foreign currency exchange rates and regional macroeconomic conditions could have a continued impact on our future operating results. Our profitability also depends on the continued success of our subscription and service offerings.

Marketing the improved GoPro experience. We intend to focus our marketing resources on highlighting our camera features, subscription and service benefits, and further improve brand recognition. Historically, our growth has largely been fueled by the adoption of our hardware products by people looking to self-capture images of themselves participating in exciting physical activities. Our goal of returning to profitability depends on continuing to reach, expand and re-engage with this core user base in alignment with our strategic priorities. Sales and marketing investments will often occur in advance of any sales benefits from these activities, and it may be difficult for us to determine if we are efficiently allocating our resources in this area.

Seasonality. Historically, we have experienced the highest levels of total revenue and channel inventory sell-through in the fourth quarter of the year, coinciding with the holiday shopping season, particularly in the United States and Europe. While we have implemented operational changes aimed at reducing the impact of fourth quarter seasonality on full year performance, timely and effective product introductions, whether just prior to the holiday season or otherwise, and forecasting, are critical to our operations and financial performance.

Macroeconomic risks. Macroeconomic conditions affecting the level of consumer spending include market volatility and fluctuations in tariffs, foreign exchange rates, inflation, and interest rates. Some hardware product costs have become subject to inflationary pressure, and we may not be able to fully offset such higher costs through price increases.

Components of our Results of Operations

Revenue. Our revenue is primarily comprised of hardware product sales, and subscription and service offerings, net of returns and sales incentives. Hardware revenue is derived from the sale of our cameras and accessories directly to retailers, through our network of domestic and international distributors, and on GoPro.com. Subscription and service revenue is primarily derived from the sale of our Premium+, Premium and Quik subscriptions on GoPro.com, and the Quik mobile app. See Critical Accounting Policies and Estimates and Note 1 Summary of business and significant accounting policies, to the Notes to consolidated financial statements of this Annual Report on Form 10-K for information regarding revenue recognition.

Cost of revenue. Our hardware cost of revenue primarily consists of product costs, including costs of contract manufacturing for production, third-party logistics and procurement costs, warranty repair costs, tooling and equipment depreciation, excess and obsolete inventory write-downs, license fees, tariffs and certain allocated costs related to our manufacturing team, facilities, including right-of-use asset impairment charges and personnel-

related expenses. Subscription and service cost of revenue primarily consists of third-party hosting fees, cloud storage costs, personnel-related expenses, and other subscription costs.

Operating expenses. We classify our operating expenses into three categories: research and development, sales and marketing, and general and administrative.

- *Research and development.* Our research and development expense consists primarily of personnel-related costs, including salaries, stock-based compensation, and employee benefits. Research and development expense also includes consulting and outside professional services costs, materials, and allocated facilities, including right-of-use asset impairment charges, restructuring, depreciation and other supporting overhead expenses associated with the development of our hardware and software product offerings.

- *Sales and marketing.* Our sales and marketing expense consists primarily of advertising and marketing promotions of our hardware products and subscription and services, and personnel-related costs, including salaries, stock-based compensation, and employee benefits. Sales and marketing expense also includes point of purchase (POP) display expenses and related amortization, sales commissions, GoPro.com and subscription provider fees, trade show and event costs, sponsorship costs, consulting and contractor expenses, and allocated facilities, including right-of-use asset impairment charges, restructuring, depreciation, and other supporting overhead expenses.

- *General and administrative.* Our general and administrative expense consists primarily of personnel-related costs, including salaries, stock-based compensation and employee benefits for our finance, legal, human resources, information technology and administrative personnel. General and administrative expense also includes professional service costs related to accounting, tax, and legal services, and allocated facilities, including right-of-use asset impairment charges, restructuring, depreciation, and other supporting overhead expenses.

Results of Operations

The following table sets forth the components of our consolidated statements of operations for each of the periods presented, and each component as a percentage of total revenue:

		Year ended December 31,				
(dollars in thousands)	2025		2024		2023	
Revenue						
Hardware	$ 545,267	84 %	$ 694,512	87 %	$ 907,975	90 %
Subscription and services	106,275	16	106,961	13	97,484	10
Total revenue	651,542	100	801,473	100	1,005,459	100
Cost of revenue						
Hardware	400,419	61	499,882	62	650,085	65
Subscription and services	31,957	5	30,296	4	31,801	3
Total cost of revenue	432,376	66	530,178	66	681,886	68
Gross profit	219,166	34	271,295	34	323,573	32
Operating expenses:						
Research and development	126,796	19	185,897	23	165,688	17
Sales and marketing	100,756	15	160,635	20	169,578	17
General and administrative	56,355	9	59,796	8	63,770	6
Goodwill impairment	18,600	3	—	—	—	—
Total operating expenses	302,507	46	406,328	51	399,036	40
Operating loss	(83,341)	(12)	(135,033)	(17)	(75,463)	(8)
Other income (expense):						
Interest expense	(8,452)	(2)	(3,329)	—	(4,699)	—
Other income, net	345	—	5,273	—	12,429	1
Total other income (expense), net	(8,107)	(2)	1,944	—	7,730	1
Loss before income taxes	(91,448)	(14)	(133,089)	(17)	(67,733)	(7)
Income tax expense (benefit)	2,039	—	299,222	37	(14,550)	(1)
Net loss	$ (93,487)	(14)%	$ (432,311)	(54)%	$ (53,183)	(6)%

Revenue

(camera units and dollars in thousands, except average selling price)	Year ended December 31,			2025 vs 2024 % Change	2024 vs 2023 % Change
	2025	**2024**	**2023**		
Camera units shipped	1,826	2,431	2,984	(25)%	(19)%
Average selling price	$ 357	$ 330	$ 337	8	(2)
Hardware	$ 545,267	$ 694,512	$ 907,975	(21)%	(24)%
Percentage of total revenue	*83.7 %*	*86.7 %*	*90.3 %*		
Subscription and services	106,275	106,961	97,484	(1)	10
Percentage of total revenue	*16.3 %*	*13.3 %*	*9.7 %*		
Total revenue	$ 651,542	$ 801,473	$1,005,459	(19)%	(20)%
Retail	$ 481,895	$ 600,902	$ 704,217	(20)%	(15)%
Percentage of total revenue	*74.0 %*	*75.0 %*	*70.0 %*		
GoPro.com	$ 169,647	$ 200,571	$ 301,242	(15)	(33)
Percentage of total revenue	*26.0 %*	*25.0 %*	*30.0 %*		
Total revenue	$ 651,542	$ 801,473	$1,005,459	(19)%	(20)%
Americas	$ 383,481	$ 378,934	$ 469,675	1 %	(19)%
Percentage of total revenue	*58.9 %*	*47.3 %*	*46.7 %*		
Europe, Middle East and Africa (EMEA)	$ 190,809	$ 258,976	$ 290,814	(26)	(11)
Percentage of total revenue	*29.3 %*	*32.3 %*	*28.9 %*		
Asia and Pacific (APAC)	$ 77,252	$ 163,563	$ 244,970	(53)	(33)
Percentage of total revenue	*11.8 %*	*20.4 %*	*24.4 %*		
Total revenue	$ 651,542	$ 801,473	$1,005,459	(19)%	(20)%

2025 Compared to 2024. Total revenue for the full year of 2025 was $651.5 million, of which, $545.3 million was from hardware sales and $106.3 million was from subscription and services. Hardware revenue decreased 21.5% from the prior year period primarily due to the timing and mix of product launches in the full year of 2025 and 2024, consumer-related macroeconomic issues resulting in a softer global consumer market, and an increasingly global competitive landscape which has resulted in market share loss. As a result, camera units shipped in the full year of 2025 decreased 24.9% year-over-year to 1.8 million. For the full year of 2025, camera revenue mix from cameras with an MSRP equal to or greater than $400 was 75% compared to 76% for the same period in 2024. Subscription and services revenue was flat year-over-year at $106.3 million. For the full year of 2025, our average selling price increased 8.2% year-over-year to $357. Retail revenue was $481.9 million for the full year of 2025 and represented 74.0% of total revenue, compared to 75.0% of total revenue for the same period in 2024. GoPro.com revenue, which includes subscription and service revenue, was $169.6 million for the full year of 2025 and represented 26.0% of total revenue, compared to 25.0% of total revenue in the prior year period.

2024 Compared to 2023. Total revenue for the full year of 2024 was $801.5 million, of which, $694.5 million was from hardware sales and $107.0 million was from subscription and services. Hardware revenue decreased 23.5% from 2023 primarily due to a decrease in units shipped of 2.4 million from 3.0 million in 2023, or a decrease of 18.5%, primarily due to consumer-related macroeconomic issues resulting in a softer global consumer market, an increasingly global competitive landscape and the delay of our MAX2 camera, which launched in September 2025. For the full year of 2024, camera revenue mix from cameras with an MSRP equal to or greater than $400 was 76% compared to 77% for the same period in 2023. Subscription and services revenue increased 9.7% from 2023 primarily due to improving aggregate retention rates. In the full year of 2024, our average selling price decreased 2.2% year-over-year to $330, primarily due to a shift in camera revenue mix with the introduction of our

$199 HERO entry level product and an increase in promotional activity during 2024. Retail revenue was $600.9 million for the full year of 2024 and represented 75.0% of total revenue, compared to 70.0% of total revenue for the same period in 2023. GoPro.com revenue, which includes subscription and service revenue, was $200.6 million for the full year of 2024 and represented 25.0% of total revenue, compared to 30.0% of total revenue for the same period in 2023.

Cost of revenue and gross margin

	Year ended December 31,			2025 vs 2024	2024 vs 2023
(dollars in thousands)	2025	2024	2023	% Change	% Change
Hardware	$ 400,419	$ 499,882	$ 650,085	(20)	(23)
Subscription and services	31,957	30,296	31,801	5	(5)
Total cost of revenue	$ 432,376	$ 530,178	$ 681,886	(18) %	(22) %
Gross margin	*33.6 %*	*33.8 %*	*32.2 %*	*(20)bps*	*160 bps*

2025 Compared to 2024. Gross margin of 33.6% in the full year of 2025 decreased from 33.8% in the same period of 2024, or 20 bps, primarily driven by higher product costs related to product mix (260 bps) and higher operational and tariff costs (240 bps), partially offset by a higher average selling price (350 bps), and subscription and service revenue (130 bps).

2024 Compared to 2023. Gross margin of 33.8% in the full year of 2024 increased from 32.2% in the same period of 2023, or 160 bps, primarily due to an increased margin contribution from subscription and services (200 bps) and lower operational costs related to warranty, tariff and freight savings (70 bps), partially offset by higher promotional activity (70 bps) and the effect of foreign currency fluctuations (40 bps).

Research and development

	Year ended December 31,			2025 vs 2024	2024 vs 2023
(dollars in thousands)	2025	2024	2023	% Change	% Change
Research and development	$ 113,098	$ 153,338	$ 145,939	(26)%	5 %
Stock-based compensation	10,393	14,411	19,062	(28)	(24)
Acquisition-related costs	1,875	1,563	—	20	100
Restructuring costs	1,430	16,585	687	(91)	2,314
Total research and development	$ 126,796	$ 185,897	$ 165,688	(32)%	12 %
Percentage of total revenue	*19.5 %*	*23.2 %*	*17.0 %*		

2025 Compared to 2024. The year-over-year decrease of $59.1 million, or 31.8%, in total research and development expense in the full year of 2025 compared to the same period of 2024 was primarily driven by a $19.6 million decrease in consulting and professional services primarily due to our next generation system-on-chip, GP3, a $19.5 million decrease in cash-based personnel-related costs, a $15.2 million decrease in restructuring costs, a $4.0 million decrease in stock-based compensation expense, and a $0.8 million decrease in travel related expenses.

Sales and marketing

	Year ended December 31,			2025 vs 2024	2024 vs 2023
(dollars in thousands)	2025	2024	2023	% Change	% Change
Sales and marketing	$ 96,681	$ 149,521	$ 160,712	(35)%	(7)%
Stock-based compensation	3,533	5,804	8,736	(39)	(34)
Restructuring costs	542	5,310	130	(90)	3,985
Total sales and marketing	$ 100,756	$ 160,635	$ 169,578	(37)%	(5)%
Percentage of total revenue	*15.5 %*	*20.0 %*	*16.9 %*		

2025 Compared to 2024. The year-over-year decrease of $59.9 million, or 37.3%, in total sales and marketing expense in the full year of 2025 compared to the same period of 2024 was primarily driven by a $33.6 million decrease in advertising and marketing expenses, primarily attributable to online campaigns, activation events and sponsorships, an $8.3 million decrease in cash-based personnel-related costs, a $6.8 million decrease in consulting and professional services, a $4.8 million decrease in restructuring costs, a $2.3 million decrease in stock-based compensation expense, a $1.7 million decrease in allocated facilities, depreciation, and supporting overhead expenses, a $1.0 million decrease in travel related expenses, and a $1.0 million decrease in credit card fees from sales on GoPro.com.

General and administrative

(dollars in thousands)	Year ended December 31,			2025 vs 2024	2024 vs 2023
	2025	**2024**	**2023**	**% Change**	**% Change**
General and administrative	$ 49,605	$ 49,671	$ 51,211	— %	(3)%
Stock-based compensation	4,670	7,574	11,726	(38)	(35)
Acquisition-related costs	20	789	822	(97)	(4)
Restructuring costs	2,060	1,762	11	17	15,918
Total general and administrative	$ 56,355	$ 59,796	$ 63,770	(6)%	(6)%
Percentage of total revenue	*8.6 %*	*8.0 %*	*6.3 %*		

2025 Compared to 2024. The year-over-year decrease of $3.4 million, or 5.8%, in total general and administrative expense for the full year of 2025 compared to the same period of 2024 was primarily driven by a $4.3 million decrease in cash-based personnel-related costs and a $2.9 million decrease in stock-based compensation expense, partially offset by a $4.2 million increase in consulting and professional services.

Restructuring costs

Third quarter 2024 restructuring. In August 2024, we approved a restructuring plan (the Original Restructuring Plan) and in October 2024, we approved an amended restructuring plan (the Updated Restructuring Plan). In connection with the Original Restructuring Plan and Updated Restructuring Plan, we reduced our global workforce by 25% compared to our headcount ending Q2 2024, and we recorded restructuring charges of $18.7 million, including $12.7 million related to severance and $6.0 million of project cancellation costs.

First quarter 2024 restructuring. In March 2024, we approved a restructuring plan to reduce operating costs and drive stronger operating leverage by reducing our global workforce by approximately 4% and closing certain office space. Under the first quarter 2024 restructuring plan, we recorded restructuring charges of $2.3 million related to severance, $3.3 million related to a right-of-use asset impairment upon ceasing the use of part of our headquarters campus and $0.6 million related to office space charges. The right-of-use asset impairment charge was recorded as a restructuring expense, primarily in the operating expense financial statement line items in the consolidated statements of operations. The unused portion of our headquarters campus has its own identifiable expenses and is not dependent on other parts of our business, and thus was considered its own asset group. As a result, we impaired the carrying value of the related right-of-use asset to its estimated fair value using the discounted cash flows method. The discounted future cash flows were based on a discount rate based on the weighted-average cost of capital. As of March 31, 2025, all restructuring charges related to the first quarter 2024 restructuring plan have been paid.

See Note 13 Restructuring charges, to the Notes to consolidated financial statements.

Other income (expense)

(dollars in thousands)	Year ended December 31,			2025 vs 2024 % Change	2024 vs 2023 % Change
	2025	2024	2023		
Interest expense	$ (8,452)	$ (3,329)	$ (4,699)	154 %	(29)%
Other income, net	345	5,273	12,429	(93)	(58)%
Total other income (expense), net	$ (8,107)	$ 1,944	$ 7,730	(517)%	(75)%

2025 Compared to 2024. Total other income (expense), net was expense of $8.1 million for the full year of 2025 compared to income of $1.9 million in the same period of 2024. The year-over-year change of $10.1 million was primarily due to a $5.1 million increase in cash interest expense primarily related to the 2025 Credit Agreement and draws on our 2021 Credit Agreement, a $3.0 million charge on the 2025 revaluation of the warrants issued in connection with the 2025 Credit Agreement as discussed in Note 5 Financing arrangements, a $1.0 million gain on the sale of intellectual property in 2024 that did not reoccur in 2025 and a $0.9 million decrease in a gain on insurance proceeds in 2025.

Income taxes

(dollars in thousands)	Year ended December 31,			2025 vs 2024 % Change	2024 vs 2023 % Change
	2025	2024	2023		
Income tax expense (benefit)	$ 2,039	$ 299,222	$ (14,550)	(99)%	(2,157)%

2025 Compared to 2024. We recorded an income tax expense of $2.0 million for the year ended December 31, 2025 on a pre-tax net loss of $91.4 million. Our income tax expense for the year ended December 31, 2025 primarily resulted from a change in the valuation allowance on the United States federal and state net deferred tax assets, nondeductible equity tax expense from employee stock-based compensation, and tax expense from goodwill impairment, partially offset by a tax benefit on a pre-tax net loss, and the federal and California research and development credits.

Our 2024 income tax expense of $299.2 million primarily resulted from the establishment and the change in the 2024 valuation allowance on the United States federal and state net deferred tax assets, partially offset by a tax benefit on a pre-tax net loss, and the release of a portion of our uncertain tax positions as a result of a lapse in the statute of limitations in certain jurisdictions.

Each quarter, we assess the realizability of our deferred tax assets under ASC Topic 740. We assess available positive and negative evidence to estimate whether sufficient future taxable income will be generated to realize our deferred tax assets. In the assessment for the period ended December 31, 2025, we concluded that it remains more likely than not that our United States federal and state deferred tax assets would not be realizable. We will continue to monitor our financial results and future projections to assess the realizability of our deferred tax assets. In the event there is a need to release the valuation allowance, a corresponding tax benefit would be recognized. Our foreign deferred tax assets in each jurisdiction are supported by taxable income or in the case of acquired companies, by the future reversal of deferred tax liabilities. It is more likely than not that our foreign deferred tax assets will be realized and thus, a valuation allowance is not required on our foreign deferred tax assets.

See Note 9 Income taxes, to the Notes to consolidated financial statements for additional information.

Quarterly results of operations

The following table sets forth our unaudited quarterly consolidated results of operations for each of the eight quarterly periods in the two-year period ended December 31, 2025.

	Three months ended							
(dollars in thousands, except per share amounts)	Dec. 31, 2025	Sept. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sept. 30, 2024	Jun. 30, 2024	Mar. 31, 2024
Total revenue	$ 201,673	$ 162,918	$ 152,643	$ 134,308	$ 200,882	$ 258,898	$ 186,224	$ 155,469
Gross profit	64,187	57,167	54,663	43,149	69,701	91,846	56,710	53,038
Operating expenses	72,428	73,052	68,670	88,357	108,801	99,857	103,219	94,451
Net loss	$ (9,104)	$ (21,252)	$ (16,422)	$ (46,709)	$ (37,191)	$ (8,211)	$ (47,821)	$ (339,088)
Net loss per share - basic and diluted	$ (0.06)	$ (0.13)	$ (0.10)	$ (0.30)	$ (0.24)	$ (0.05)	$ (0.31)	$ (2.24)

Liquidity and Capital Resources

The following table presents selected financial information as of December 31, 2025 and December 31, 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
Cash and cash equivalents	$ 49,674	$ 102,811
Marketable securities	—	—
Total cash, cash equivalents and marketable securities	$ 49,674	$ 102,811
Percentage of total assets	*12 %*	*19 %*

Our primary source of cash is receipts from sales of our hardware products, and subscription and service. Other sources of cash are from proceeds from the issuance of convertible notes, borrowings under our credit facility and credit agreement, the sale of Class A common stock pursuant to the Subscription Agreement, and facility subleases. Our primary uses of cash are for inventory procurement, payroll-related expenses, general operating expenses, including advertising, marketing, office rent, purchases of property and equipment, other costs of revenue including components, such as memory, share repurchases, acquisitions, interest, and taxes. In 2025, we also used $94.3 million in cash to repay the remaining aggregate principal of the 2025 Notes in November 2025.

Our liquidity position has been historically impacted by seasonality, which is primarily driven by higher revenues during the second half of the year as compared to the first half. For example, net cash provided by operating activities during the second half of 2025 was $27.8 million, compared to cash used in operating activities of $48.4 million during the first half of 2025.

As of December 31, 2025, our cash, cash equivalents, and marketable securities totaled $49.7 million. The overall cash used in operating activities of $20.7 million for the year ended December 31, 2025 was primarily attributable to a net loss of $93.5 million, partially offset by net cash inflows from other non-cash expenses of $31.7 million, an $18.6 million goodwill impairment charge, and changes in our working capital of $22.5 million. Working capital changes for the year ended December 31, 2025 of $22.5 million were the result of a decrease in inventory of $42.3 million and a decrease in prepaid expenses and other assets of $2.8 million, partially offset by a decrease in accounts payable and other liabilities of $11.1 million, an increase in accounts receivables of $7.3 million, and a decrease in deferred revenue of $4.1 million. As of December 31, 2025, $3.1 million of cash was held by our foreign subsidiaries.

2021 Credit Facility

In January 2021, we entered into a Credit Agreement which provides for a revolving credit facility (2021 Credit Facility) under which we may borrow up to an aggregate amount of $35.0 million from the February 2026 amendment to the Borrowing Base Conversion Date, which is considered when we complete an appraisal and

other collateral diligence measures in order to implement a borrowing base to tie usage of the 2021 Credit Facility to our collateral value, and up to $50.0 million thereafter. In March 2023, August 2025 and February 2026, we amended the 2021 Credit Agreement (collectively, the 2021 Credit Agreement). The February 2026 amendment extended the maturity of the 2021 Credit Agreement to June 2027, changed the interest rate borrowed funds accrued interest and changed the liquidity minimums, as discussed in Note 5 Financing arrangements. Upon termination of the 2021 Credit Agreement in June 2027, any outstanding borrowings will become due and payable.

Prior to the Borrowing Base Conversion Date, the amount that may be borrowed under the 2021 Credit Agreement is $35.0 million, unless our Asset Coverage Ratio is less than 1.50, which would subject the amount that may be borrowed to a customary borrowing base calculation. The Asset Coverage Ratio is defined as the ratio of (i) the sum of (a) our cash and cash equivalents in the United States plus specified percentages of other qualified debt investments (Qualified Cash) plus (b) specified percentages of the net book values of our accounts receivable and certain inventory to (ii) $50.0 million. After the Borrowing Base Conversion Date, the amount that may be borrowed under the 2021 Credit Agreement is based on a customary borrowing base calculation.

Borrowed funds accrue interest, at our option, at a rate equal to either (i) a per annum rate equal to the base rate plus a margin of 2.50% or (ii) a per annum rate equal to the Secured Overnight Financing Rate (SOFR) plus a 10 basis point premium and a margin of 3.50%. We are required to pay a commitment fee on the unused portion of the 2021 Credit Facility of 0.25% per annum. Amounts owed under the 2021 Credit Agreement are guaranteed by certain of our United States subsidiaries and secured by a first-priority security interest in substantially all of our assets and certain of our subsidiaries (including intellectual property registrations and applications, which is subject to an intercreditor agreement).

The 2021 Credit Agreement contains customary representations, warranties, affirmative and negative covenants, and events of default. We are required to maintain Liquidity (the sum of unused availability under the credit facility and our Qualified Cash) of at least (i) $25.0 million during the period from the date we entered into the 2021 Credit Agreement amendment in February 2026 as discussed in Note 5 Financing arrangements through June 30, 2026, (ii) $30.0 million during the period from July 1, 2026 through July 31, 2026, (iii) $35.0 million during the period from August 1, 2026 through August 31, 2026, and (iv) $40.0 million from September 1, 2026 through the maturity date (of which at least $10.0 million shall be attributable to Qualified Cash during all periods), and maintain a minimum unused availability under the credit facility of at least $10.0 million after the Borrowing Base Conversion Date.

For the period ended December 31, 2025, we were in compliance with the liquidity and asset coverage ratio financial covenants contained in the 2021 Credit Agreement; however, the 2021 Credit Agreement also required us to be in compliance with the financial covenants within the 2025 Credit Agreement. We were not in compliance with the 2025 Credit Agreement asset coverage ratio of 1.25x or minimum EBITDA covenant of not less than $10.0 million for the fiscal quarter ending December 31, 2025 within the 2025 Credit Agreement for the period ended December 31, 2025 and we subsequently cured the non-compliance by entering into an amendment on February 27, 2026 that amended these covenant requirements, as discussed in Note 5 Financing arrangements. There are outstanding letters of credit under the 2021 Credit Agreement which total $9.2 million for certain duty-related requirements which was not collateralized by any cash on hand.

2025 Credit Agreement

On August 4, 2025, we entered into a Credit Agreement with Farallon Capital Management, L.L.C., as administrative agent and collateral agent (the Agent), and Mateo Financing, LLC (the Lender). In November 2025 and February 2026, we amended the Credit Agreement (collectively, the 2025 Credit Agreement). The 2025 Credit Agreement provides for a second lien credit facility up to $50.0 million (the 2025 Term Loan). The 2025 Credit Agreement will mature, and any outstanding borrowings become due and payable on January 22, 2028. The February 2026 amendment revised the (i) minimum liquidity for the remaining term of the 2025 Credit Agreement, (ii) removed the EBITDA minimums for the fiscal quarter ending December 31, 2025 and for the period of four consecutive fiscal quarters ending March 31, 2026, (iii) revised the EBITDA minimum for the remainder of the 2025 Credit Agreement, and (iv) revised the minimum asset coverage ratio for periods prior to March 31, 2026, as discussed in Note 5 Financing arrangements.

Borrowed funds accrue interest, at our option, at a rate equal to either (i) the applicable one or three-month SOFR, plus a 10 basis point premium for one-month SOFR or 15 basis point premium for three-month SOFR, plus 7.5%, or (ii) the Base Rate plus 6.50%. The base rate is defined as the greatest of (i) the Wall Street Journal prime rate, (ii) the federal funds rate plus 0.50% or (iii) a per annum rate equal to the SOFR plus 1.00%. During an event of default, the applicable interest rates are increased by 2.0% per annum. For Base Rate loans, we will pay interest on a quarterly basis and at the maturity date. For SOFR rate loans, we will pay interest at least quarterly, or more frequently, as defined in the 2025 Credit Agreement, and at the maturity date. We will make quarterly principal payments on the 2025 Term Loan, with the remaining principal due on the maturity date. Under the 2025 Credit Agreement, we may be obligated to pay additional amounts which would allow for a minimum return, as defined by the 2025 Credit Agreement. The 2025 Term Loan is subject to mandatory prepayment in certain cases involving asset dispositions, debt issuances, certain receipts of cash proceeds from insurance and other extraordinary receipts, and change in control. We are required to apply 25% of excess cash flow to repay the 2025 Term Loan. Prepayments of the 2025 Term Loan, whether optional, mandatory, before, on or after January 22, 2028, or as a result of any acceleration of the 2025 Term Loan as a result of an event of default, require a prepayment premium in an amount set forth in the 2025 Credit Agreement. Amounts owed under the 2025 Credit Agreement are guaranteed by certain domestic subsidiaries, and are secured by a second lien security interest in substantially all of our assets and certain of our subsidiaries.

The 2025 Credit Agreement contains customary representations, warranties, and affirmative and negative covenants, including financial covenants. The negative covenants include restrictions on the incurrence of liens and indebtedness, certain investments, dividends, stock repurchases and other matters, all subject to certain exceptions. The financial covenants require (a) us to maintain liquidity (defined as unrestricted cash, cash equivalents and availability under the 2021 Credit Agreement) of at least (i) $25.0 million during the fiscal quarters ending March 31, 2026 and June 30, 2026, (ii) $30.0 million during the fiscal month ending July 31, 2026, (iii) $35.0 million during the fiscal month ending August 31, 2026 and (iv) $40.0 million during any fiscal month thereafter; (b) us not to have EBITDA (as defined in the 2025 Credit Agreement) of (i) less than $5.0 million, subject to adjustment, for the fiscal quarter ending June 30, 2026, (ii) less than zero, subject to adjustment, for the fiscal quarter ending September 30, 2026, (iii) less than zero for the fiscal quarter ending December 31, 2026, (iv) less than $20.0 million for the period of four consecutive fiscal quarters ending March 31, 2027, (v) less than $30.0 million for the period of four consecutive fiscal quarters ending June 30, 2027, (vi) less than $35.0 million for the period of four consecutive fiscal quarters ending September 30, 2027, and (vii) less than $40.0 million for the period of four consecutive fiscal quarters ending December 31, 2027 and thereafter; and (c) us not to permit an asset coverage ratio (defined as the ratio of (x) the sum of unrestricted cash, cash equivalents, and certain accounts and inventory, divided by (y) the sum of accounts payable and total debt (as defined in the 2025 Credit Agreement) of less than (i) 1.05:1.00 on or prior to March 31, 2026 or (ii) 1.15:1.00 thereafter. The EBITDA thresholds for fiscal quarters ending June 30, 2026 and September 30, 2026 are subject to potential adjustments in the event of a reduction in tariff amounts in Malaysia or Thailand (or both) to a level that is 10% or lower, as described in further detail in the 2025 Credit Agreement. To the extent there are adjustments to the tariff rates of only one of the countries, the corresponding adjustments will be apportioned accordingly.

The 2025 Credit Agreement also includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments, change of control and certain material ERISA events. An event of default would also occur in the event we fail to maintain the listing of our common stock on the Nasdaq stock market for a period of 30 consecutive days. The occurrence of an event of default could result in the acceleration of the obligations under the 2025 Credit Agreement and 2021 Credit Agreement.

As of December 31, 2025, the outstanding principal under the 2025 Term Loan was $49.8 million. For the period ended December 31, 2025, we were not in compliance with the asset coverage ratio of 1.25x or minimum EBITDA covenant of not less than $10.0 million for the fiscal quarter ending December 31, 2025 within the 2025 Credit Agreement for the period ended December 31, 2025, and we subsequently cured the non-compliance by entering into an amendment on February 27, 2026 that amended these covenant requirements, as discussed in Note 5 Financing arrangements.

On August 4, 2025, in connection with the 2025 Credit Agreement, and as subsequently amended on November 5, 2025, we issued an aggregate of 11,076,968 warrants to purchase shares of our common stock, which can be exercised at a price of $0.75. The warrants may be exercised at any time prior to 5:00 p.m. Eastern time, on August 1, 2035. Exercise of the warrants will dilute the ownership interests of existing stockholders. Any warrants not exercised prior to such time will expire.

The following table summarizes our contractual obligations related to the 2025 Term Loan as of December 31, 2025 and the expected timing of those payments:

(in thousands)	Total	Next 12 Months	Beyond 12 Months
Long-term debt [1]	$ 66,422	$ 9,550	$ 56,872

[1] Our 2025 Term Loan is due in January 2028. The balances include accrued and unpaid interest as of December 31, 2025. Refer to Note 5 Financing arrangements in the Notes to consolidated financial statements for additional details.

Securities Purchase Agreement

In February 2026, we entered into a securities purchase agreement (Securities Purchase Agreement) with YA II PN, Ltd. (YA II PN), a fund of Yorkville Advisors Global, LP in connection with the issuance and sale by us of convertible debentures (the Convertible Debentures) issuable in an aggregate principal amount of up to $50.0 million, which Convertible Debentures will be convertible into shares of our Class A common stock, par value $0.0001 per share (the Common Stock) (as converted, the Conversion Shares). Conversion of the Convertible Debentures will dilute the ownership interests of existing stockholders. Pursuant to the Securities Purchase Agreement, YA II PN purchased $25.0 million in aggregate principal amount of Convertible Debentures on the signing of the Securities Purchase Agreement. At our discretion, YA II PN may purchase and we may issue an additional $5.0 million on the day prior to the filing of a registration statement with the SEC. At our discretion, YA II PN may purchase and we may issue an additional $20.0 million in aggregate principal amount of Convertible Debentures on or about the second business day following the satisfaction of certain closing conditions.

The Convertible Debentures accrue interest at 0% per annum, unless (i) certain interest rate adjustment events occur, upon which the Convertible Debentures will bear interest at an annual rate of 5.00% until such interest rate adjustment event is no longer continuing, or (ii) we have issued Conversion Shares that reaches a capped level within the first six months or an event of default occurs and remains uncured, upon which the Convertible Debentures will bear interest at an annual rate of 18.00%. The Convertible Debentures will mature in August 2027, unless previously redeemed. The Convertible Debentures may be redeemed prior to maturity so long as our stock price is above $1.1453, with a redemption premium of 7% of the principal amount being paid. The Convertible Debentures will be issued at an original issue discount of 3.00%.

The Convertible Debentures are convertible at the option of the holder into Common Stock equal to the applicable Conversion Amount divided by the Conversion Price. The conversion price for the Convertible Debentures will be the lower of (i) $1.1453, or (ii) 98% of the lowest daily volume weighted average price of the Common Stock during the five consecutive trading days immediately preceding the date of conversion or other date of determination, but which shall not be lower than $0.1736, (the Conversion Price). Any portion of the Convertible Debentures may be converted at any time and from time to time, subject to the Exchange Cap. The Conversion Amount with respect to any requested conversion will equal the principal amount requested to be converted plus all accrued and unpaid interest on the Convertible Debentures as of such conversion, with fractional shares rounded up (the Conversion Amount). In addition, no conversion will be permitted to the extent that, after giving effect to such conversion, the holder together with the certain related parties would beneficially own in excess of 4.99% of the Common Stock outstanding immediately after giving effect to such conversion, subject to certain adjustments.

We shall not issue any Common Stock upon conversion of the Convertible Debentures held by YA II PN if the issuance of such Common Stock underlying the Convertible Debentures would exceed the aggregate number of Common Stock that we may issue upon conversion of the Convertible Debentures in compliance with our obligations under the rules or regulations of Nasdaq Stock Market (the Exchange Cap). The Exchange Cap will not apply under certain circumstances, including if we obtain the approval of our stockholders as required by the applicable rules of the Nasdaq Stock Market for issuances of Common Stock in excess of such amount, or if we

obtain a written opinion from outside counsel to us that such stockholder approval is not required. In addition, for the first six months following the date of the Securities Purchase Agreement we shall not issue any Conversion Shares to the extent that the aggregate number of Conversion Shares that we have issued would exceed 47,650,000 Common Shares.

Convertible Notes

In November 2020, we issued $143.8 million aggregate principal amount of 1.25% Convertible Senior Notes (2025 Notes) in a private placement to purchasers for resale to qualified institutional buyers. In November 2023, we repurchased $50.0 million in aggregate principal amount of the 2025 Notes, reducing the principal amount owed to $93.8 million. We repaid the remaining $93.8 million in aggregate principal at maturity on November 15, 2025 with restricted cash on hand.

In connection with the offering of the 2025 Notes, we entered into privately negotiated capped call transactions with certain financial institutions (Capped Calls). We used $10.2 million of the net proceeds from the sale of the 2025 Notes to purchase the Capped Calls and $56.2 million of the net proceeds to repurchase $50.0 million of the $175.0 million aggregate principal amount of the 2022 Notes, which we issued in April 2017. The remaining net proceeds were used for general corporate purposes. The Capped Calls expired on November 15, 2025.

Other Contractual Commitments

In the ordinary course of business, we enter into multi-year agreements to purchase sponsorships with event organizers, resorts, and athletes as part of our marketing efforts, software licenses related to our financial and IT systems, operating lease arrangements to support our operations in the U.S. and international locations, and various other contractual commitments. The following table summarizes our other contractual obligations as of December 31, 2025, and the expected timing of those payments:

(in thousands)	Total	Next 12 Months	Beyond 12 Months
Operating lease obligations [1]	$ 21,479	$ 13,381	$ 8,098
Other contractual commitments [2]	86,573	61,704	24,869
Total contractual cash obligations	$ 108,052	$ 75,085	$ 32,967

[1] Operating lease obligations exclude cash inflows from existing contractual facility subleases through the end of 2026.
[2] Includes a $55.7 million contractual commitment related to cloud infrastructure and storage, of which, $39.5 million is due within the next 12 months.

See Note 11 Commitments, contingencies, and guarantees, for a discussion regarding facility leases and other contractual commitments in the Notes to consolidated financial statements.

Liquidity

The accompanying audited consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. In the year ended December 31, 2025, our performance continued to be impacted by consumer-related macroeconomic issues resulting in a softer global consumer market, an increasingly global competitive landscape, tariffs and the sales volume of our 360-camera MAX2, which had a delayed introduction in September 2025. During the year ended December 31, 2025 and 2024, total revenue was $651.5 million and $801.5 million, respectively, representing an 18.7% decline year-over-year. As a result, we incurred operating losses of $83.3 million and operating cash outflows of $20.7 million during the year ended December 31, 2025. As of December 31, 2025 and 2024, we had cash and cash equivalents of $49.7 million and $102.8 million, respectively, and an accumulated deficit of $775.1 million and $681.6 million, respectively. For the period ended December 31, 2025, we were not in compliance with the asset coverage ratio or minimum EBITDA covenant within the 2025 Credit Agreement, and we subsequently cured the non-compliance by entering into an amendment on February 27, 2026 that amended the covenant requirements, as discussed in Note 5 Financing arrangements.

We have considered and assessed our ability to continue as a going concern for at least 12 months from the issuance of these audited consolidated financial statements. Our assessment included the preparation of a cash flow forecast using a 2026 operational plan which incorporates the $25.0 million of proceeds received in February

2026 pursuant to the Securities Purchase Agreement, as discussed in Note 14 Subsequent events, and amendments to the 2021 Credit Agreement, that extended the maturity date, and 2025 Credit Agreement, which was amended to reduce or remove the current and future minimum liquidity, asset coverage ratio and EBITDA covenants, as discussed in Note 5 Financing arrangements. The 2026 operational plan is structured to: (i) realize board approved cost savings to further reduce operating expenses in the second half of 2026; (ii) increase revenue generated from new product launches beginning in the second quarter of 2026; and (iii) ensure effective production planning and inventory management. We considered additional actions within our control that we would implement, if necessary, to maintain liquidity and operations in the ordinary course of business. Additional actions considered include further reducing discretionary spending in all areas of the business, further headcount restructuring actions, and at our discretion, the issuance an additional $5.0 million and $20.0 million in aggregate principal of Convertible Debentures as discussed in Note 14 Subsequent events.

We estimate such actions will be sufficient to allow us to maintain liquidity and operations in the ordinary course of business for at least 12 months from the issuance of these consolidated financial statements. While we estimate such actions will be sufficient to allow us to maintain liquidity and operations in the ordinary course for at least 12 months from the issuance of these consolidated financial statements, there can be no assurance we will generate sufficient future cash from operations. Factors that can impact our future cash generation include, but are not limited to, underperformance of our product launches, inability to successfully manage production planning, inventory and working capital, further inflation impacting consumer demand and cost of components, rising interest rates, tariffs, increased component costs, component shortages or limited availability, ongoing recessionary conditions and continued competition. If we are not successful in maintaining demand for our products, or if macroeconomic conditions further constrain consumer demand, we may continue to experience adverse impacts to revenue and profitability. In addition, we may need additional financing to execute on our current or future business strategy, and additional financing may not be available or on terms favorable to us.

Summary of Cash Flow

The following table summarizes our cash flows for the periods indicated:

| (in thousands) | Year ended December 31, | | | 2025 vs 2024 | 2024 vs 2023 |
	2025	2024	2023	% Change	% Change
Net cash provided by (used in):					
Operating activities	$ (20,669)	$ (125,141)	$ (32,863)	(83)%	281 %
Investing activities	$ (3,362)	$ 7,653	$ 121,902	(144)%	(94)%
Financing activities	$ (30,112)	$ (929)	$ (90,382)	3,141 %	(99)%

Cash flows from operating activities

Cash used in operating activities of $20.7 million for the year ended December 31, 2025 was primarily attributable to a net loss of $93.5 million, partially offset by net cash inflows from other non-cash expenses of $31.7 million, an $18.6 million goodwill impairment charge, and changes in our working capital of $22.5 million. Working capital changes for the year ended December 31, 2025 of $22.5 million were the result of a decrease in inventory of $42.3 million and a decrease in prepaid expenses and other assets of $2.8 million, partially offset by a decrease in accounts payable and other liabilities of $11.1 million, an increase in accounts receivables of $7.3 million, and a decrease in deferred revenue of $4.1 million.

Cash flows from investing activities

Cash used in investing activities of $3.4 million for the year ended December 31, 2025 was primarily attributable to net purchases of property and equipment of $3.4 million.

Cash flows from financing activities

Cash used in financing activities of $30.1 million for the year ended December 31, 2025 was primarily attributable to the full repayment of the 2025 Convertible Notes for $93.8 million, repayments of $48.0 million on our 2021 Credit Facility, payment of debt issuance costs of $2.3 million related to our 2025 Credit Agreement, and $1.9 million in tax payments for net restricted stock unit settlements, partially offset by net proceeds of $113.2 million

from our 2021 Credit Facility and 2025 Credit Agreement, a $2.0 million purchase of our Class A common stock shares by Nicholas Woodman, our Chief Executive Officer, as discussed in Note 10 Related party transactions and $0.7 million of cash inflows from stock purchases made through our employee stock purchase plan.

Indemnifications

The information set forth under Note 11 Commitments, contingencies, and guarantees in the Notes to consolidated financial statements under the caption Indemnifications is incorporated herein by reference.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions, and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs, and expenses and the related disclosures. Note 1 Summary of business and significant accounting policies, to the Notes to consolidated financial statements of this Annual Report on Form 10-K describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity. Our senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of our board of directors.

Revenue recognition

We derive substantially all of our revenue from the sale of cameras, mounts, accessories, subscription and service, and implied post contract support to customers. We recognize revenue when control of the promised goods or services are transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The transaction price we expect to be entitled to is primarily comprised of hardware revenue, net of returns and variable consideration, which includes sales incentives provided to customers.

Our camera sales contain multiple performance obligations that can include the following four separate obligations: (i) a camera hardware component (which may be bundled with hardware accessories) and the embedded firmware essential to the functionality of the camera component delivered at the time of sale, (ii) a subscription and service, (iii) the implied right for the customer to receive post contract support after the initial sale (PCS), and (iv) the implicit right to our downloadable free apps and software solutions. PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, and email, chat, and telephone support. Judgment is required to properly identify the units of accounting for our camera sales arrangements.

For the sales of our hardware products, including related firmware and free software solutions, revenue is recognized when transfer of control occurs at a point in time, which generally is at the time the hardware product is shipped and when collection is considered probable. For customers who purchase hardware products directly from GoPro.com, we retain a portion of the risk of loss on these sales during transit, which are accounted for as fulfillment costs. Subscription and service revenue is recognized primarily from our Premium+, Premium and Quik subscription offerings sold on GoPro.com and the Quik mobile app, and is recognized ratably over the subscription term, with any payments received in advance of services being rendered recorded in deferred revenue.

For our camera sale arrangements with multiple performance obligations, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which we separately sell our hardware products, and subscription and service. If a standalone selling price is not directly observable, then we estimate the standalone selling prices considering market conditions and entity-specific factors. For example, the standalone selling price for PCS is determined

based on a cost-plus approach, which incorporates the level of support provided to customers, estimated costs to provide our support, and the amount of time and cost that is allocated to our efforts to develop the undelivered elements. While changes in the allocation of the transaction price among the performance obligations will not affect the amount of total revenue ultimately recognized for a particular camera sale arrangement, any significant change in these allocations could impact the timing of revenue recognition, which could have a material effect on our financial condition and results of operations.

Our standard terms and conditions for non-web-based sales do not allow for product returns other than under warranty. However, we grant limited rights to return product for certain large retailers. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by customer class and other factors. An estimated return liability along with a right to recover assets are recorded for future product returns. Return trends are influenced by product life cycles, new product introductions, market acceptance of products, product sell-through, the type of customer, seasonality, and other factors. Return rates may fluctuate over time, but are sufficiently predictable to allow us to estimate expected future product returns. Actual returns in any future period could differ from our estimates, which could impact the revenue that we report.

We provide our customers with sales incentives through various programs, including cooperative advertising, price protection, marketing development funds and other incentives. Sales incentives are considered to be variable consideration, which we estimate and record as a reduction to revenue at the date of sale. Sales incentives are influenced by historical experience, product sell-through and other factors. Actual sales incentives and their impact on reported revenue could differ from our estimates.

Inventory valuation

Inventory consists of finished goods and component parts, and is stated at the lower of cost or net realizable value on a first-in, first-out basis. Our inventory balances were $78.4 million and $120.7 million as of December 31, 2025 and 2024, respectively. Our assessment of market value requires the use of estimates regarding the net realizable value of our inventory balances, including an assessment of excess or obsolete inventory. We determine excess or obsolete inventory based on multiple factors, including market conditions, estimated future demand for our hardware products within a specified time horizon (generally 12 months), hardware product life cycle status, hardware product development plans and current sales levels.

Income taxes

We are subject to income taxes in the United States and multiple foreign jurisdictions. Our effective tax rates differ from the United States federal statutory rate, primarily due to changes in our valuation allowance, the effect of non-United States operations, deductible and non-deductible stock-based compensation expense, state taxes, federal and state research and development tax credits and other adjustments. Our effective tax rate was negative 2.2%, negative 224.8%, and positive 21.5% in 2025, 2024 and 2023, respectively. The calculation of our provision for income taxes involves the use of estimates, assumptions and judgments while taking into account current tax laws, our interpretation of current tax laws and possible outcomes of future tax audits. We review our tax positions quarterly and adjust the balances as new information becomes available.

Each quarter, we assess the realizability of our existing deferred tax assets under ASC Topic 740. We assess available positive and negative evidence to estimate whether sufficient future taxable income will be generated to realize our deferred tax assets. In the assessment for the period ended December 31, 2025, we concluded that it remains more likely than not that we will not be able to realize our deferred tax assets. As of December 31, 2025, the total valuation allowance on United States federal and state net deferred tax assets was $344.6 million. We will continue to monitor our future financial results, expected projections and their potential impact on our assessment regarding the recoverability of our deferred tax asset balances and in the event there is a need to release the valuation allowance, a tax benefit would be recorded. Our foreign deferred tax assets in each jurisdiction are supported by taxable income or in the case of acquired companies, by the future reversal of deferred tax liabilities. It is more likely than not that our foreign deferred tax assets will be realized and thus, a valuation allowance is not required on our foreign deferred tax assets.

Uncertain tax positions. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We file annual income tax returns in multiple taxing jurisdictions around the world and a number of

years may elapse before an uncertain tax position is audited by the relevant tax authorities and finally resolved. We have established reserves to address potential exposures related to tax positions that could be challenged by tax authorities. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position and we can provide no assurance that the final tax outcome of these matters will not be materially different, we believe that we have adequately reserved for our uncertain tax positions.

Our future effective tax rates could be adversely affected if actual earnings are different than our estimates, by changes in the valuation of our deferred tax assets or liabilities, outcomes resulting from income tax examinations, or by changes or interpretations in tax laws, regulations, or accounting principles.

Impairment of goodwill and long-lived assets

We perform an annual assessment of our goodwill during the fourth quarter of each calendar year or more frequently if indicators of potential impairment exist, such as an adverse change in business climate, declines in market capitalization or a decline in the overall industry demand, that would indicate it is more likely than not that the fair value of our single reporting unit is less than the carrying value. If we determine that it is more likely than not that the fair value of our single reporting unit is less than the carrying value, we measure the amount of impairment as the amount the carrying value of our single reporting unit exceeds the fair value, up to the carrying value of goodwill, by using a discounted cash flow method and market approach method.

In the first quarter of 2025, our market capitalization declined 38% from December 31, 2024, in part due to tariff and geopolitical events, resulting in our market capitalization no longer exceeding the carrying value of our single reporting unit as of March 31, 2025. As a result, we performed a quantitative goodwill impairment analysis and estimated the fair value of our single reporting unit utilizing the income approach using a discounted future cash flow model and a market approach. The analysis required estimates which required significant judgment related to the estimation of future cash flow and discount rates. The analysis was dependent on internal forecasts, estimation of the long-term revenue growth rates, terminal growth rates, profitability measures and determination of the discount rate. As a result of the quantitative impairment test, we concluded that the carrying value of our single reporting unit exceeded its fair value, resulting in the recognition of an $18.6 million goodwill impairment charge in the first quarter of 2025.

We completed our annual impairment test of goodwill as of December 31, 2025 using a qualitative assessment and concluded that it was not more likely than not that the fair value of our single reporting unit was less than the carrying value. Additionally, as of December 31, 2025, the market capitalization exceeded the carrying value of our single reporting unit by 67%, which was not adjusted for an acquisition control premium which would further increase the percentage the fair value exceeded the carrying value. Using the market capitalization approach, the fair value of our single reporting unit is estimated based on the trading price of our stock at the test date, which is further adjusted by an acquisition control premium representing the synergies a market participant would obtain when obtaining control of the business.

The estimated fair value of our single reporting unit is affected by the volatility in our stock price. For example, a 5% decrease in our December 31, 2025 stock price would result in our market capitalization exceeding the carrying value of our single reporting unit by 65%, which is not adjusted for an acquisition control premium. If our market capitalization declines or future performance falls below our current expectations, assumptions, or estimates, including assumptions related to current macroeconomic uncertainties, this may trigger a future material non-cash goodwill impairment charge, which could have a material adverse effect on our business, financial condition, and results of operations in the reporting period in which a charge would be necessary. We will continue to monitor developments, including updates to our forecasts and market capitalization. An update of our assessment and related estimates may be required in the future.

Recent Accounting Pronouncements

Refer to Recent Accounting Pronouncements in Note 1 Summary of business and significant accounting policies, to consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Non-GAAP Financial Measures

We report net income (loss) and diluted net income (loss) per share in accordance with United States generally accepted accounting principles (GAAP) and on a non-GAAP basis. We additionally report non-GAAP adjusted EBITDA. We use non-GAAP financial measures to help us understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operational plans. Our management uses and believes that investors benefit from referring to these non-GAAP financial measures in assessing our operating results. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, the measures prepared in accordance with GAAP, and are not based on any comprehensive set of accounting rules or principles. We believe that these non-GAAP measures, when read in conjunction with our GAAP financials, provide useful information to investors by facilitating:

- the comparability of our on-going operating results over the periods presented;

- the ability to identify trends in our underlying business; and

- the comparison of our operating results against analyst financial models and operating results of other public companies that supplement their GAAP results with non-GAAP financial measures.

These non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:

- adjusted EBITDA does not reflect income tax expense (benefit), which may change cash available to us;

- adjusted EBITDA does not reflect interest income (expense), which may reduce cash available to us;

- adjusted EBITDA excludes depreciation and amortization and, although these are non-cash charges, the property and equipment being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash capital expenditure requirements for such replacements;

- adjusted EBITDA excludes the amortization of point of purchase (POP) display assets because it is a non-cash charge, and is treated similarly to depreciation of property and equipment and amortization of acquired intangible assets;

- adjusted EBITDA and non-GAAP net income (loss) exclude restructuring and other related costs which primarily include severance-related costs, stock-based compensation expenses, manufacturing consolidation charges, facilities consolidation charges recorded in connection with restructuring actions, including right-of-use asset impairment charges (if applicable), and the related ongoing operating lease cost of those facilities recorded under ASC 842, *Leases*. These expenses do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of current operating performance or comparisons to the operating performance in other periods;

- adjusted EBITDA and non-GAAP net income (loss) exclude stock-based compensation expense related to equity awards granted primarily to our workforce. We exclude stock-based compensation expense because we believe that the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding operational performance. In particular, we note that companies calculate stock-based compensation expense for the variety of award types that they employ using different valuation methodologies and subjective assumptions. These non-cash charges are not factored into our internal evaluation of non-GAAP net income (loss) as we believe their inclusion would hinder our ability to assess core operational performance;

- adjusted EBITDA and non-GAAP net income (loss) excludes a gain (loss) on insurance proceeds because it is not reflective of ongoing operating results in the period, and the frequency and amount of such gains and losses vary;

- adjusted EBITDA and non-GAAP net income (loss) excludes any gain or loss on the extinguishment of debt because it is not reflective of ongoing operating results in the period, and the frequency and amount of such gains and losses vary;

- adjusted EBITDA and non-GAAP net income (loss) excludes a gain (loss) on the revaluation of warrants because it is not reflective of ongoing operating results in the period, and hinders our ability to assess core operational performance;

- adjusted EBITDA and non-GAAP net income (loss) excludes goodwill impairment charges as they do not reflect ongoing operating results in the period and hinders our ability to assess core operational performance;

- non-GAAP net income (loss) excludes acquisition-related costs including the amortization of acquired intangible assets (primarily consisting of acquired technology), the impairment of acquired intangible assets (if applicable), as well as third-party transaction costs incurred for legal and other professional services. These costs are not factored into our evaluation of potential acquisitions, or of our performance after completion of the acquisitions because these costs are not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such costs vary significantly based on the timing and magnitude of our acquisition transactions and the maturities of the businesses being acquired. Although we exclude the amortization of acquired intangible assets from our non-GAAP net income (loss), management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and can contribute to revenue generation;

- non-GAAP net income (loss) excludes a gain on the sale and/or license of intellectual property. This gain is not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such gains are inconsistent;

- non-GAAP net income (loss) exclude non-cash interest expense. Prior to the adoption of ASU 2020-06 in fiscal year 2022, we were required to recognize non-cash interest expense related to the amortization of a debt discount associated with our 2022 Notes and 2025 Notes in accordance with the prior authoritative accounting guidance for convertible debt that may be settled in cash. From fiscal year 2022 and onwards, this debt discount accounting requirement was removed, and as a result, non-cash interest expense will no longer be a reconciling item between GAAP and non-GAAP net income (loss);

- non-GAAP net income (loss) includes income tax adjustments. In the first quarter of 2024, we revised our income tax adjustments to reflect the current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments to better align with SEC guidance. For comparative purposes, we have revised the prior year income tax adjustments to reflect current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments. Additionally, in the second quarter of 2024, we revised the first quarter of 2024 income tax adjustment to exclude the establishment of a valuation allowance on the United States federal and state deferred tax assets;

- GAAP and non-GAAP net income (loss) per share includes the dilutive, tax effected cash interest expense associated with our 2025 Notes in periods of net income, as if converted at the beginning of the period; and

- other companies may calculate these non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following tables present a reconciliation of net income (loss) to adjusted EBITDA:

(in thousands)	Three months ended December 31,			
		2025		2024
Net loss	$	(9,104)	$	(37,191)
Income tax expense		(1,693)		(2,403)
Interest expense, net		2,282		279
Depreciation and amortization		1,849		1,781
POP display amortization		1,762		1,635
Stock-based compensation		4,393		5,199
(Gain) loss on insurance recovery		—		(1,130)
(Gain) loss on revaluation of warrants		442		—
Restructuring and other costs		853		17,471
Adjusted EBITDA	$	784	$	(14,359)

(in thousands)	Year ended December 31,				
	2025	2024	2023	2022	2021
Net income (loss)	$ (93,487)	$ (432,311)	$ (53,183)	$ 28,847	$ 371,171
Income tax expense (benefit)	2,039	299,222	(14,550)	5,606	(281,071)
Interest (income) expense, net	5,343	(1,388)	(5,233)	3,131	22,678
Depreciation and amortization	7,065	6,491	6,160	8,570	10,962
POP display amortization	7,010	5,123	2,015	2,055	2,759
Stock-based compensation	19,542	29,132	41,479	38,991	38,650
(Gain) loss on insurance recovery	(266)	(1,130)	—	—	—
(Gain) loss on extinguishment of debt	—	—	(3,092)	—	—
(Gain) loss on revaluation of warrants	3,036	—	—	—	—
Goodwill impairment	18,600	—	—	—	—
Restructuring and other costs	2,602	23,222	(913)	7,554	2,649
Adjusted EBITDA	$ (28,516)	$ (71,639)	$ (27,317)	$ 94,754	$ 167,798

The following tables present a reconciliation of net income (loss) to non-GAAP net income (loss):

	Three months ended December 31,		
(in thousands, except per share data)	**2025**		**2024**
Net loss	$ (9,104)	$	(37,191)
Stock-based compensation	4,393		5,199
Acquisition-related costs	477		462
Restructuring and other costs	853		17,471
(Gain) loss on insurance recovery	—		(1,130)
(Gain) loss on revaluation of warrants	442		—
Income tax adjustments	270		771
Non-GAAP net loss	$ (2,669)	$	(14,418)
GAAP diluted net loss per share	$ (0.06)	$	(0.24)
Non-GAAP diluted net loss per share	$ (0.02)	$	(0.09)
GAAP and non-GAAP shares for diluted net loss per share	161,046		155,091

(in thousands)		Year ended December 31,								
		2025		**2024**		**2023**		**2022**		**2021**
Net income (loss)	$	(93,487)	$	(432,311)	$	(53,183)	$	28,847	$	371,171
Stock-based compensation		19,542		29,132		41,479		38,991		38,650
Acquisition-related costs		1,895		2,352		822		47		1,152
Restructuring and other costs		2,602		23,222		(913)		7,554		2,649
Non-cash interest expense		—		—		—		—		14,208
(Gain) loss on sale and/or license of intellectual property		—		(999)		—		—		—
(Gain) loss on insurance recovery		(266)		(1,130)		—		—		—
(Gain) loss on extinguishment of debt		—		—		(3,092)		—		—
(Gain) loss on revaluation of warrants		3,036		—		—		—		—
Goodwill impairment		18,600		—		—		—		—
Income tax adjustments [(1)]		101		9,317		(5,372)		(10,271)		(27,494)
Non-GAAP net income (loss)	$	(47,977)	$	(370,417)	$	(20,259)	$	65,168	$	400,336
GAAP net income (loss) - basic	$	(93,487)	$	(432,311)	$	(53,183)	$	28,847	$	371,171
Add: Interest on convertible notes, tax effected*		—		—		—		3,055		—
GAAP net (income) loss - diluted	$	(93,487)	$	(432,311)	$	(53,183)	$	31,902	$	371,171
Non-GAAP net income (loss) - basic	$	(47,977)	$	(370,417)	$	(20,259)	$	65,168	$	400,336
Add: Interest on convertible notes, tax effected*		—		—		—		3,055		—
Non-GAAP net income (loss) - diluted	$	(47,977)	$	(370,417)	$	(20,259)	$	68,223	$	400,336
GAAP diluted net income (loss) per share	$	(0.59)	$	(2.82)	$	(0.35)	$	0.18	$	2.27
Non-GAAP diluted net income (loss) per share	$	(0.30)	$	(2.42)	$	(0.13)	$	0.38	$	2.45
GAAP shares for basic net income (loss) per share		158,579		153,113		153,348		156,181		154,274
Add: Effect of dilutive securities		—		—		—		22,098		8,904
GAAP shares for diluted net income (loss) per share		158,579		153,113		153,348		178,279		163,178
Add: Effect of non-GAAP dilutive securities		—		—		—		—		—
Non-GAAP shares for diluted net income (loss) per share		158,579		153,113		153,348		178,279		163,178

* Reflects the use of the if-converted method for our convertible notes, effective January 1, 2022 due to the adoption of ASU 2020-06.

[(1)]   In the first quarter of 2024, we revised the non-GAAP income tax adjustments to reflect current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments to better align with SEC guidance. For comparative purposes, we have revised our prior period income tax adjustments to reflect current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments. Additionally, in the second quarter of 2024, we revised the first quarter of 2024 income tax adjustment to exclude the establishment of a valuation allowance on United States federal and state deferred tax assets.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign currency and interest rate risks as follows:

Foreign currency risk. Revenue generated from GoPro.com is denominated in U.S. dollars and various foreign currencies. Revenue generated from our international retail sales channel is generally priced in U.S. dollars; however, we typically evaluate and adjust our international selling prices to reflect local exchange rate fluctuations. The strength of the U.S. dollar relative to other foreign currencies can negatively impact revenue, gross margin and net income (loss) per share due to our sales outside of the United States. A hypothetical 10% adverse change in foreign currency exchange rates relative to the U.S. dollar would result in an estimated $33.9 million impact on our earnings for the year ended December 31, 2025. To date, the majority of our inventory purchases have been denominated in our functional currency of the U.S. dollar. Our operations outside of the United States hold foreign denominated cash balances and incur a majority of their operating expenses in foreign currencies. We therefore have foreign currency risk related to these currencies, which are primarily the Euro, British pound, Romanian leu, Australian dollar, and Japanese yen. Changes in exchange rates, and in particular, a weakening of foreign currencies relative to the U.S. dollar will negatively affect our revenue and operating income as expressed in U.S. dollars.

To date, we have not entered into any foreign currency exchange contracts or derivatives, and we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy.

Interest rate risk. Our exposure to market risk for changes in interest rates primarily relates to our cash, cash equivalents, and marketable securities. Our cash equivalents and marketable securities are comprised of money market funds, U.S. treasury securities, commercial paper, government securities and corporate debt securities. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the nature of our investment portfolio, we do not believe that an immediate 10% shift in interest rates would have a material effect on the fair value of our investment portfolio.

The fair value of our 2025 Convertible Senior Notes (2025 Notes) is subject to interest rate risk, market risk and other factors due to the conversion feature. The capped calls that were entered into concurrently with the issuance of our 2025 Notes were completed to reduce the potential dilution from the conversion of the 2025 Notes. The fair value of the 2025 Notes will generally increase as interest rates fall and decrease as interest rates rise. In addition, the fair value of the 2025 Notes will generally increase as our Class A common stock price increases and will generally decrease as our Class A common stock price declines. The interest and market value changes affect the fair value of the 2025 Notes but do not impact our financial position, cash flows or results of operations due to the fixed nature of the debt obligation.

Item 8. Financial Statements and Supplementary Data

GoPro, Inc.

Index to consolidated financial statements

The supplementary financial information required by this Item 8, is included in Part II, Item 7. under the caption Results of Operations, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of GoPro, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of GoPro, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 1 to the consolidated financial statements, substantially all revenue is derived from the sales of cameras, mounts, accessories, subscription and service, and implied post contract support to customers. The transaction price recognized as revenue represents the consideration the Company expects to be entitled to and is primarily comprised of hardware revenue, net of returns and variable consideration, which includes sales incentives provided to customers. The Company recognizes revenue from its sales arrangements when control of the promised goods or services are transferred to its customers, in an amount that reflects the amount of consideration expected to be received in exchange for the transferred goods or services. The Company's revenue was $652 million for the year ended December 31, 2025. The principal considerations for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition process. These procedures also included, among others, (i) evaluating certain revenue transactions by testing the issuance and settlement of invoices and credit memos, tracing transactions not settled to a detailed listing of accounts receivable, and testing the completeness and accuracy of data provided by management; (ii) evaluating, on a sample basis, revenue transactions by obtaining and inspecting source documents, including sales orders, invoices, shipping and delivery documents, and cash receipts, where applicable; (iii) evaluating, on a sample basis, for certain revenue transactions, the timing of revenue recognition by obtaining and inspecting shipping and delivery documents; (iv) recalculating, on a sample basis, amortization of subscription revenue; (v) evaluating the reasonableness of variable consideration, on a sample basis, by testing credit memos during the year and testing the completeness and accuracy of the data used to determine the year end accrual; and (vi) testing, on a sample basis, outstanding customer invoice balances as of December 31, 2025 by obtaining and inspecting source documents, including sales orders, invoices, shipping and delivery documents, and subsequent cash receipts, where applicable.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 12, 2026

We have served as the Company's auditor since 2011.

GoPro, Inc.
Consolidated Balance Sheets

(in thousands, except par values)	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 49,674	$ 102,811
Accounts receivable, net	93,513	85,944
Inventory	78,431	120,716
Prepaid expenses and other current assets	30,951	29,774
Total current assets	252,569	339,245
Property and equipment, net	5,903	8,696
Operating lease right-of-use assets	11,138	14,403
Goodwill	133,751	152,351
Other long-term assets	24,622	28,983
Total assets	$ 427,983	$ 543,678
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 97,012	$ 85,936
Accrued expenses and other current liabilities	95,856	110,769
Short-term operating lease liabilities	12,069	10,936
Deferred revenue	52,636	55,418
Short-term debt	19,598	93,208
Total current liabilities	277,171	356,267
Long-term taxes payable	13,544	11,621
Long-term debt	44,322	—
Long-term operating lease liabilities	7,329	18,067
Other long-term liabilities	9,067	6,034
Total liabilities	351,433	391,989
Commitments, contingencies and guarantees (Note 11)		
Stockholders' equity:		
Preferred stock, $0.0001 par value, 5,000 shares authorized; none issued	—	—
Common stock and additional paid-in capital, $0.0001 par value, 500,000 Class A shares authorized, 136,056 and 129,196 shares issued and outstanding, respectively; 150,000 Class B shares authorized, 26,259 and 26,259 shares issued and outstanding, respectively	1,044,875	1,026,527
Treasury stock, at cost, 26,608 and 26,608 shares, respectively	(193,231)	(193,231)
Accumulated deficit	(775,094)	(681,607)
Total stockholders' equity	76,550	151,689
Total liabilities and stockholders' equity	$ 427,983	$ 543,678

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.
Consolidated Statements of Operations

(in thousands, except per share data)	Year ended December 31,		
	2025	2024	2023
Revenue			
Hardware	$ 545,267	$ 694,512	$ 907,975
Subscription and services	106,275	106,961	97,484
Total revenue	651,542	801,473	1,005,459
Cost of revenue			
Hardware	400,419	499,882	650,085
Subscription and services	31,957	30,296	31,801
Total cost of revenue	432,376	530,178	681,886
Gross profit	219,166	271,295	323,573
Operating expenses:			
Research and development	126,796	185,897	165,688
Sales and marketing	100,756	160,635	169,578
General and administrative	56,355	59,796	63,770
Goodwill impairment	18,600	—	—
Total operating expenses	302,507	406,328	399,036
Operating loss	(83,341)	(135,033)	(75,463)
Other income (expense):			
Interest expense	(8,452)	(3,329)	(4,699)
Other income, net	345	5,273	12,429
Total other income (expense), net	(8,107)	1,944	7,730
Loss before income taxes	(91,448)	(133,089)	(67,733)
Income tax expense (benefit)	2,039	299,222	(14,550)
Net loss	$ (93,487)	$ (432,311)	$ (53,183)
Basic and diluted net loss per share	$ (0.59)	$ (2.82)	$ (0.35)
Shares used to compute basic and diluted net loss per share	158,579	153,113	153,348

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.

Consolidated Statements of Cash Flows

(in thousands)	Year ended December 31,		
	2025	2024	2023
Operating activities:			
Net loss	$ (93,487)	$ (432,311)	$ (53,183)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	7,065	6,491	6,160
Non-cash operating lease cost	3,265	1,050	3,090
Stock-based compensation	19,542	29,132	41,479
Goodwill impairment	18,600	—	—
Deferred income taxes, net	280	296,771	(17,891)
Impairment of right-of-use assets	—	3,276	—
Gain on extinguishment of debt	—	—	(3,092)
Other	1,537	461	(2,600)
Changes in operating assets and liabilities:			
Accounts receivable, net	(7,297)	5,291	(14,478)
Inventory	42,285	(14,450)	20,865
Prepaid expenses and other assets	2,798	1,080	(7,649)
Accounts payable and other liabilities	(11,134)	(21,162)	(4,226)
Deferred revenue	(4,123)	(770)	(1,338)
Net cash used in operating activities	(20,669)	(125,141)	(32,863)
Investing activities:			
Purchases of property and equipment, net	(3,362)	(4,039)	(1,520)
Purchases of marketable securities	—	—	(25,782)
Maturities of marketable securities	—	24,000	149,204
Acquisition, net of cash acquired	—	(12,308)	—
Net cash provided by (used in) investing activities	(3,362)	7,653	121,902
Financing activities:			
Proceeds from issuance of common stock	2,706	2,150	3,876
Taxes paid related to net share settlement of equity awards	(1,916)	(3,079)	(8,008)
Repurchase of outstanding common stock	—	—	(40,000)
Repayment of 2025 convertible senior notes	(93,750)	—	(46,250)
Proceeds from borrowings	113,174	—	—
Repayments of borrowings	(48,044)	—	—
Payment of debt issuance costs	(2,282)	—	—
Net cash used in financing activities	(30,112)	(929)	(90,382)
Effect of exchange rate changes on cash and cash equivalents	1,006	(1,480)	316
Net change in cash and cash equivalents	(53,137)	(119,897)	(1,027)
Cash and cash equivalents at beginning of period	102,811	222,708	223,735
Cash and cash equivalents at end of period	$ 49,674	$ 102,811	$ 222,708

Supplementary cash flow disclosure:

Cash paid for interest	$	4,310	$	1,286	$	1,976
Cash paid (refunded) for income taxes, net	$	846	$	1,093	$	(537)

Non-cash investing and financing activities:

Purchases of property and equipment included in accounts payable and accrued liabilities	$	113	$	1,047	$	214
Receipt of equity from asset sale	$	—	$	999	$	—

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.

Consolidated Statements of Stockholders' Equity

(in thousands)	Common stock and additional paid-in capital		Treasury stock	Accumulated deficit	Stockholders' equity
	Shares	Amount	Amount		
Balances at December 31, 2022	154,888 $	960,903	$ (153,231) $	(196,113) $	611,559
Common stock issued under employee benefit plans, net of shares withheld for tax	4,940	3,999	—	—	3,999
Taxes paid related to net share settlements	—	(8,008)	—	—	(8,008)
Stock-based compensation expense	—	41,479	—	—	41,479
Repurchase of outstanding common stock	(9,931)	—	(40,000)	—	(40,000)
Net loss	—	—	—	(53,183)	(53,183)
Balances at December 31, 2023	149,897	998,373	(193,231)	(249,296)	555,846
Common stock issued under employee benefit plans, net of shares withheld for tax	5,558	2,101	—	—	2,101
Taxes paid related to net share settlements	—	(3,079)	—	—	(3,079)
Stock-based compensation expense	—	29,132	—	—	29,132
Net loss	—	—	—	(432,311)	(432,311)
Balances at December 31, 2024	155,455	1,026,527	(193,231)	(681,607)	151,689
Common stock issued under employee benefit plans, net of shares withheld for tax	5,730	805	—	—	805
Taxes paid related to net share settlements	—	(1,916)	—	—	(1,916)
Stock-based compensation expense (Note 7)	—	17,459	—	—	17,459
Issuance of common stock	1,130	2,000	—	—	2,000
Net loss	—	—	—	(93,487)	(93,487)
Balances at December 31, 2025	162,315 $	1,044,875	$ (193,231) $	(775,094) $	76,550

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of business and significant accounting policies

GoPro, Inc. and its subsidiaries (GoPro or the Company) make it easy for the world to capture and share itself in immersive and exciting ways, helping people get the most out of their photos and videos. The Company is committed to developing solutions that create an easy, seamless experience for consumers to capture, create, manage and share engaging personal content. To date, the Company's cameras, mountable and wearable accessories, subscription and service, and implied post contract support have generated substantially all of its revenue. The Company sells its products globally on its website, and through retailers and wholesale distributors. The Company's global corporate headquarters are located in San Mateo, California.

Basis of presentation. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP) for financial information set forth in the Accounting Standards Codification (ASC), as published by the Financial Accounting Standards Board (FASB), and with the applicable rules and regulations of the Securities and Exchange Commission (SEC). The Company's fiscal year ends on December 31, and its fiscal quarters end on March 31, June 30, and September 30.

The consolidated financial statements reflect all adjustments, which are normal and recurring in nature, that management believes are necessary for the fair statement of the Company's financial statements, but are not necessarily indicative of the results expected in future periods.

Principles of consolidation. These consolidated financial statements include all the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates. The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company's consolidated financial statements and accompanying notes. Significant estimates and assumptions made by management include those related to revenue recognition and the allocation of the transaction price (including sales incentives, sales returns and implied post contract support), inventory valuation, product warranty liabilities, the valuation, impairment and useful lives of long-lived assets (property and equipment, operating lease right-of-use assets, intangible assets and goodwill), and income taxes. The Company bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from management's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations could be affected.

Liquidity. The accompanying audited consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. In the year ended December 31, 2025, the Company's performance continued to be impacted by consumer-related macroeconomic issues resulting in a softer global consumer market, an increasingly global competitive landscape, tariffs and the sales volume of the Company's 360-camera MAX2, which had a delayed introduction in September 2025. During the year ended December 31, 2025 and 2024, total revenue was $651.5 million and $801.5 million, respectively, representing an 18.7% decline year-over-year. As a result, the Company incurred operating losses of $83.3 million and operating cash outflows of $20.7 million during the year ended December 31, 2025. As of December 31, 2025 and 2024, the Company had cash and cash equivalents of $49.7 million and $102.8 million, respectively, and an accumulated deficit of $775.1 million and $681.6 million, respectively. For the period ended December 31, 2025, the Company was not in compliance with the asset coverage ratio or minimum EBITDA covenant within the 2025 Credit Agreement, and the Company subsequently cured the non-compliance by entering into an amendment on February 27, 2026 that amended the covenant requirements, as discussed in Note 5 Financing arrangements.

The Company has considered and assessed its ability to continue as a going concern for at least 12 months from the issuance of these audited consolidated financial statements. The Company's assessment included the preparation of a cash flow forecast using a 2026 operational plan which incorporates the $25.0 million of proceeds received in February 2026 pursuant to the Securities Purchase Agreement, as discussed in Note 14 Subsequent

events, and amendments to the 2021 Credit Agreement, that extended the maturity date, and 2025 Credit Agreement, which was amended to remove or reduce the current and future minimum liquidity, asset coverage ratio and EBITDA covenants, as discussed in Note 5 Financing arrangements. The 2026 operational plan is structured to: (i) realize board approved cost savings to further reduce operating expenses in the second half of 2026; (ii) increase revenue generated from new product launches beginning in the second quarter of 2026; and (iii) ensure effective production planning and inventory management. The Company considered additional actions within its control that it would implement, if necessary, to maintain liquidity and operations in the ordinary course of business. Additional actions considered include further reducing discretionary spending in all areas of the business, further headcount restructuring actions, and at the Company's discretion, the issuance of an additional $5.0 million and $20.0 million in aggregate principal of Convertible Debentures as discussed in Note 14 Subsequent events.

The Company estimates such actions will be sufficient to allow it to maintain liquidity and operations in the ordinary course of business for at least 12 months from the issuance of these consolidated financial statements. While the Company estimates such actions will be sufficient to allow it to maintain liquidity and operations in the ordinary course for at least 12 months from the issuance of these consolidated financial statements, there can be no assurance the Company will generate sufficient future cash from operations. Factors that can impact the Company's future cash generation include, but are not limited to, underperformance of the Company's product launches, inability to successfully manage production planning, inventory and working capital, further inflation impacting consumer demand and cost of components, rising interest rates, tariffs, increased component costs, component shortages or limited availability, ongoing recessionary conditions and continued competition. If the Company is not successful in maintaining demand for its products, or if macroeconomic conditions further constrain consumer demand, the Company may continue to experience adverse impacts to revenue and profitability. In addition, the Company may need additional financing to execute on its current or future business strategy, and additional financing may not be available or on terms favorable to the Company.

Comprehensive income (loss). For all periods presented, comprehensive income (loss) approximated net income (loss). Therefore, the consolidated statements of comprehensive income (loss) have been omitted.

Prior period reclassifications. Reclassifications of certain prior period amounts in the consolidated financial statements have been made to conform to the current period presentation.

Cash equivalents. Cash equivalents consist of investments in money market funds with maturities of three months or less from the date of purchase.

Accounts receivable. Accounts receivable are stated at invoice value less estimated allowances for doubtful accounts. Allowances are recorded based on the Company's assessment of various factors, such as: historical experience, credit quality of its customers, age of the accounts receivable balances, geographic related risks, economic conditions and other factors that may affect a customer's ability to pay. The allowance for doubtful accounts as of December 31, 2025 and 2024 was immaterial.

Inventory. Inventory consists of finished goods and component parts, which are purchased directly from contract manufacturers or from suppliers. Inventory is stated at the lower of cost or net realizable value on a first-in, first-out basis. The Company writes down its inventory for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and estimated market value plus the estimated cost to sell. The Company's assessment of market value is based upon assumptions around market conditions and estimated future demand for its hardware products within a specified time horizon, generally 12 months, hardware product life cycle status, hardware product development plans and current sales levels. Adjustments to reduce inventory to net realizable value are recognized in cost of revenue.

Point of purchase (POP) displays. The Company provides retailers with POP displays, generally free of charge, in order to facilitate the marketing of the Company's hardware and software products within retail stores. The POP displays contain a display that broadcasts video images taken by GoPro cameras along with product placement available for cameras and accessories. POP display costs are capitalized as long-term assets and charged to sales and marketing expense over the 36 month expected period of benefit. Cash outflows and amortization related to POP displays are classified as operating activities in the consolidated statements of cash flows.

Property and equipment, net. Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful life of the assets, ranging from 1 to 9 years. Leasehold improvements are amortized over the shorter of the lease term or their expected useful life. Property and equipment pending installation, configuration or qualification are classified as construction in progress. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The Company estimates and categorizes the fair value of its financial assets by applying the following hierarchy:

Level 1	Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to directly access.
Level 2	Valuations based on quoted prices for similar assets or liabilities; valuations for interest-bearing securities based on non-daily quoted prices in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
Level 3	Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Warrants. The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and the applicable authoritative literature under ASC 480-10 *Distinguishing Liabilities from Equity* and ASC 815-40 and *Derivatives and Hedging—Contracts in Entity's Own Equity*. The assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent reporting period. The Company concluded that the issued warrants do not meet the criteria to be equity-classified and are therefore accounted for as a liability. The warrant liability is presented at fair value on the consolidated balance sheets within other long-term liabilities and is marked-to-market at each reporting date, with any changes in fair value recorded on the consolidated statements of operations as other income and expense. The Company utilizes a Black-Scholes option pricing model, which includes Level 3 inputs, to remeasure liability-classified warrants each reporting period.

Leases. The Company leases its office space and facilities under cancelable and non-cancelable operating leases. Operating leases are presented as operating lease right-of-use (ROU) assets, short-term operating lease liabilities and long-term operating lease liabilities on the Company's consolidated balance sheets. ROU assets represent the Company's right to control the use of an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease.

Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of future lease payments. The Company determines its incremental borrowing rate based on the approximate rate at which the Company would borrow, on a secured basis, to calculate the present value of future lease payments. Lease expenses are recognized on a straight-line basis over the lease term. Certain leases include an option to renew with terms that can extend the lease term from one to nine years. The exercise of a lease renewal option is at the Company's sole discretion and is included in the lease term when the Company is reasonably certain it will exercise the option.

Goodwill and acquired intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets acquired in a business combination, the determination of the estimated fair values of the assets received involves significant judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future, technology obsolescence, and the appropriated weighted-average cost of capital. Valuation approaches consistent with the market approach, income approach and/or cost approach are used to measure fair value.

Impairment of goodwill and long-lived assets. The Company performs an annual assessment of its goodwill during the fourth quarter of each calendar year, or more frequently if indicators of potential impairment exist, such as an adverse change in business climate, declines in market capitalization or a decline in the overall industry demand, that would indicate it is more likely than not that the fair value of its single reporting unit is less than its carrying value. If the Company determines that it is more likely than not that the fair value of its single reporting unit is less than the carrying value, the Company measures the amount of impairment as the amount the carrying value of its single reporting unit exceeds the fair value, up to the carrying value of goodwill, by using a discounted cash flow method and market approach method.

In the first quarter of 2025, the Company's market capitalization declined 38% from December 31, 2024, in part due to tariffs and geopolitical events, resulting in the Company's market capitalization no longer exceeding the carrying value of its single reporting unit as of March 31, 2025. As a result, the Company performed a quantitative goodwill impairment analysis and estimated the fair value of its single reporting unit utilizing the income approach using a discounted future cash flow model and a market approach. The analysis required estimates which consist of significant judgment related to the estimation of future cash flow and discount rates. The analysis was dependent on internal forecasts and profitability measures as well as certain unobservable Level 3 inputs such as the estimation of long-term revenue growth rates, terminal growth rates, and determination of the discount rate. As a result of the quantitative impairment test, the Company concluded that the carrying value of its single reporting unit exceeded its fair value, resulting in the recognition of an $18.6 million goodwill impairment charge in the first quarter of 2025. There was no goodwill impairment charge recorded in 2024 or 2023.

The Company completed its annual impairment test of goodwill as of December 31, 2025 using a qualitative assessment and concluded that it was not more likely than not that the fair value of the Company's single reporting unit was less than the carrying value. Additionally, as of December 31, 2025, the market capitalization exceeded the carrying value of the Company's single reporting unit by 67%, which was not adjusted for an acquisition control premium, which would further increase the percentage the fair value exceeded the carrying value. Additionally, the Company has not identified other impairment triggering events. Using the market capitalization approach, the fair value of its single reporting unit is estimated based on the trading price of its stock at the test date, which is further adjusted by an acquisition control premium representing the synergies a market participant would obtain when obtaining control of the business.

The estimated fair value of the Company's single reporting unit is affected by the volatility in the Company's stock price. For example, a 5% decrease in the Company's December 31, 2025 stock price would result in its market capitalization exceeding the carrying value of its single reporting unit by 65%, which is not adjusted for an acquisition control premium. If the Company's market capitalization declines or future performance falls below the Company's current expectations, assumptions, or estimates, including assumptions related to current macroeconomic uncertainties, this may trigger a future material non-cash goodwill impairment charge, which could have a material adverse effect on the Company's business, financial condition, and results of operations in the reporting period in which a charge would be necessary. The Company will continue to monitor developments, including updates to the Company's forecasts and market capitalization. An update of the Company's assessment and related estimates may be required in the future.

Long-lived assets, such as property and equipment, intangible assets subject to amortization, and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated future undiscounted cash flows expected to be generated by the asset group. If it is determined that an asset group is not recoverable, an impairment charge is recognized for the amount by which the carrying amount of the asset group exceeds its fair value. The Company recorded a $3.3 million right-of-use asset impairment in 2024 related to its headquarters campus as described further in Note 13 Restructuring charges. The Company used the following significant assumption to determine the impairment charge: discount rate based on the weighted-average cost of capital. The Company did not record any impairment charges in 2025 or 2023.

Warranty. The Company records a liability for estimated product warranty costs at the time hardware revenue is recognized. The Company's standard warranty obligation to its end-users generally provides a 12-month warranty coverage on all of its products except in the European Union where the Company provides a 24-month warranty.

The Company also offers extended warranty programs for a fee. The Company's estimate of costs to service its warranty obligations is based on its historical experience of repair and replacement of the associated products and expectations of future conditions. The warranty obligation is affected by product failure rates and the related use of materials, labor costs and freight incurred in correcting any product failure.

Convertible Senior Notes. In November 2020, the Company issued $143.8 million aggregate principal amount of 1.25% Convertible Senior Notes (2025 Notes). In November 2023, the Company repurchased $50.0 million in aggregate principal amount of the 2025 Notes, reducing the principal amount owed to $93.8 million. This partial extinguishment of the 2025 Notes resulted in a gain of $3.1 million recognized in the fourth quarter of 2023. The Company repaid the remaining $93.8 million in aggregate principal at maturity on November 15, 2025 with restricted cash on hand. See Note 5 Financing arrangements for additional details.

The Company accounts for its 2025 Notes in accordance with ASC 470-20, *Debt with Conversion and Other Options*. The Company's 2025 Notes have a net settlement feature and may be settled wholly or partially in cash upon conversion. Therefore, the Company calculates the potential dilutive effect of its 2025 Notes under the if-converted method. The Company classifies its 2025 Notes as debt. Debt issuance costs are also classified as debt and amortized as interest expense.

Revenue recognition. The Company derives substantially all of its revenue from the sale of cameras, mounts, accessories, subscription and service, and implied post contract support to customers. The transaction price recognized as revenue represents the consideration the Company expects to be entitled to and is primarily comprised of hardware revenue, net of returns and variable consideration, which includes sales incentives provided to customers.

The Company's camera sales contain multiple performance obligations that can include the following four separate obligations: (i) a camera hardware component (which may be bundled with hardware accessories) and the embedded firmware essential to the functionality of the camera component delivered at the time of sale; (ii) a subscription and service; (iii) the implied right for the customer to receive post contract support after the initial sale (PCS); and (iv) the implicit right to the Company's downloadable free apps and software solutions. The Company's PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, and email, chat, and telephone support.

The Company recognizes revenue from its sales arrangements when control of the promised goods or services are transferred to its customers, in an amount that reflects the amount of consideration expected to be received in exchange for the transferred goods or services. For the sale of hardware products, including related firmware and free software solutions, revenue is recognized when transfer of control occurs at a point in time, which generally is at the time the hardware product is shipped and collection is considered probable. For customers who purchase hardware products directly from GoPro.com, the Company retains a portion of the risk of loss on these sales during transit, which are accounted for as fulfillment costs. For PCS, revenue is recognized ratably over 24 months, which represents the estimated period PCS is expected to be provided based on historical experience.

The Company's subscription and service revenue is recognized primarily from its Premium+, Premium, and Quik subscription offerings and is recognized ratably over the subscription term, with any payments received in advance of services rendered recorded as deferred revenue. The Company's Premium+ subscription includes cloud storage up to 500 gigabytes (GB) of non-GoPro content, access to GoPro's HyperSmooth Pro video stabilization software, and the features included in the Premium subscription. The Company's Premium subscription offers a range of services, including unlimited cloud storage of GoPro content supporting source video and photo quality, damaged camera replacement, cloud storage up to 100 GB of non-GoPro content, highlight videos automatically delivered via the Company's mobile app when GoPro camera footage is uploaded to a GoPro cloud account using Auto Upload, access to a high-quality live streaming service on GoPro.com as well as discounts on GoPro cameras, gear, mounts, and accessories. The Company also offers the Quik subscription that provides access to a suite of simple single-clip and multi-clip editing tools.

For the Company's camera sale arrangements with multiple performance obligations, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which the Company separately sells its hardware products, and subscription and service. If a standalone selling price is not directly observable, then the Company estimates the standalone selling prices

considering market conditions and entity-specific factors. For example, the standalone selling price for PCS is determined based on a cost-plus approach, which incorporates the level of support provided to customers, estimated costs to provide such support, and the amount of time and costs that are allocated to efforts to develop the undelivered elements.

The Company's standard terms and conditions for non-web-based sales do not allow for product returns other than under warranty. However, the Company grants limited rights of return, primarily to certain large retailers. The Company reduces revenue and cost of revenue for the estimated returns based on analyses of historical return trends by customer class and other factors. An estimated return liability along with a right to recover assets are recorded for future product returns. Return trends are influenced by product life cycles, new product introductions, market acceptance of products, product sell-through, the type of customer, seasonality, and other factors. Return rates may fluctuate over time but are sufficiently predictable to allow the Company to estimate expected future product returns.

The Company provides sales commissions to internal and external sales representatives which are earned in the period in which revenue is recognized. As a result, the Company expenses sales commissions as incurred.

Deferred revenue as of December 31, 2025 and 2024 includes amounts related to the Company's subscriptions and PCS. The Company's short-term and long-term deferred revenue balances totaled $54.2 million and $58.3 million as of December 31, 2025 and 2024, respectively. During the year ended December 31, 2025 and 2024, the Company recognized $55.4 million and $55.8 million of revenue that was included in the deferred revenue balance as of December 31, 2024 and 2023, respectively.

Sales incentives. The Company offers sales incentives through various programs, including cooperative advertising, price protection, marketing development funds, and other incentives. Sales incentives are considered to be variable consideration, which the Company estimates and records as a reduction to revenue at the date of sale. The Company estimates sales incentives based on historical experience, product sell-through, and other factors.

Shipping costs. Amounts billed to customers for shipping and handling are classified as revenue, and the Company's related shipping and handling costs incurred are classified as cost of revenue.

Sales taxes. Sales taxes collected from customers and remitted to respective governmental authorities are recorded as liabilities and are not included in revenue.

Advertising costs. Advertising costs consist of costs associated with print, television, and e-commerce media advertisements and are expensed as incurred. The Company incurs promotional expenses resulting from payments under event, resort, and athlete sponsorship contracts. These sponsorship arrangements are considered to be executory contracts and, as such, the costs are expensed as performance under the contract is received. The costs associated with the preparation of sponsorship activities, including the supply of GoPro hardware products, media team support, and activation fees are expensed as incurred. Prepayments made under sponsorship agreements are included in prepaid expenses or other long-term assets depending on the period to which the prepayment applies. Advertising costs were $11.6 million, $33.3 million, and $44.1 million in 2025, 2024, and 2023, respectively.

Stock-based compensation. Stock-based awards granted to qualified employees, non-employee directors and consultants are measured at fair value and recognized as an expense. The Company primarily issues restricted stock units and accounts for forfeitures as they occur. For service-based awards, stock-based compensation is recognized on a straight-line basis over the requisite service period. For performance and market-based awards which also require a service period, the Company uses graded vesting over the longer of the derived service period or when the performance or market condition is satisfied.

Foreign currency. The U.S. dollar is the functional currency of the Company's foreign subsidiaries. The Company remeasures monetary assets or liabilities denominated in currencies other than the U.S. dollar using exchange rates prevailing on the balance sheet date, and non-monetary assets and liabilities at historical rates. Foreign currency remeasurement and transaction gains and losses are included in other income (expense), net and have not been material for any periods presented.

Income taxes. The Company utilizes the asset and liability method for computing its income tax provision, under which, deferred tax assets and liabilities are recognized for the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates. The Company makes estimates, assumptions, and judgments to determine the Company's provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income in each tax jurisdiction and, to the extent the Company believes recovery is not likely, establishes a valuation allowance. As of December 31, 2025, the Company intends to continue to maintain a full valuation allowance on its United States federal and state deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are recognized within income tax expense.

Segment information. The Company operates as one operating segment as it only reports financial information on an aggregated and consolidated basis to its Chief Executive Officer, who is the Company's chief operating decision maker (CODM). The CODM assesses performance of the Company's one operating segment and decides how to allocate resources based on net income (loss), which is also reported on the consolidated statements of operations as net income (loss). The CODM regularly compares net income (loss) against forecast and prior periods when deciding which areas of the business to allocate resources. The significant expense categories within net income (loss) that the CODM regularly reviews are cost of revenue and operating expenses, which consists of three main subcategories: research and development, sales and marketing, and general and administrative. All significant expense categories and subcategories are reported on the consolidated statements of operations. Other items included in net income (loss) but are excluded from the significant expense categories include interest expense, other income (expense), net, and income tax expense (benefit), all of which are also reported on the consolidated statements of operations. Interest income, which is included in other income (expense), net was $3.1 million, $4.7 million, and $9.9 million in 2025, 2024, and 2023, respectively.

Business Acquisitions. The Company accounts for acquired businesses using the acquisition method of accounting, which requires that once control of a business is obtained, 100% of the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Acquisition-related expenses including transaction and integration costs are expensed as incurred. The Company uses various models to determine the value of assets acquired such as the cost method. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may be considered to have indefinite useful lives.

Recent accounting standards.

Standard	Description	Effect on the consolidated financial statements or other significant matters
Standards that were adopted		
Income Taxes (Topic 740): Improvements to Income Tax Disclosures ASU No. 2023-09	This standard requires reporting companies to break out income tax expense and a tax rate reconciliation in more detail. This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The standard requires prospective transition with the option to apply retrospectively.	The Company has adopted this standard retrospectively beginning with its 2025 Form 10-K financial statements and related disclosures.
Standards not yet adopted		
Income Statement Reporting - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ASU No. 2024-03	This guidance is designed to improve financial reporting by requiring public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods, including amounts and qualitative descriptions of inventory purchases, employee compensation, depreciation and intangible asset amortization, among other requirements. This standard is effective for fiscal years beginning after December 15, 2026, and for interim reporting periods beginning after December 15, 2027, with early adoption is permitted. The standard should be applied prospectively; however, retrospective application is permitted.	The Company is currently evaluating the impact of adopting this standard on its financial statements and related disclosures.

Although there are several other new accounting standards issued or proposed by the FASB, which the Company has adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its consolidated financial statements.

2. Business Acquisitions

On February 27, 2024, the Company completed an acquisition of Forcite Helmet Systems, a privately-held company that offers technology-enabled helmets, for total consideration of $14.0 million. The allocation of the purchase price primarily included $7.5 million in developed technology and $5.9 million of residual goodwill. Net tangible assets acquired were not material.

Goodwill is primarily attributable to expected synergies in the technologies that can be leveraged by the Company in future product offerings. The operating results of the acquired entity have been included in the Company's consolidated financial statements from the date of acquisition. Actual and pro forma results of operations for this acquisition have not been presented because they did not have a material impact to the Company's consolidated financial statements.

3. Fair value measurements

The Company's assets that are measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows:

(in thousands)	December 31, 2025				December 31, 2024			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash equivalents [1]:								
Money market funds	$ 40,120	$ —	$ —	$ 40,120	$ 42,436	$ —	$ —	$ 42,436
Total cash equivalents	$ 40,120	$ —	$ —	$ 40,120	$ 42,436	$ —	$ —	$ 42,436
Other long-term liabilities								
Warrant liability	$ —	$ —	$ 6,255	$ 6,255	$ —	$ —	$ —	$ —
Total other long-term liabilities	$ —	$ —	$ 6,255	$ 6,255	$ —	$ —	$ —	$ —

[1] Included in cash and cash equivalents in the accompanying consolidated balance sheets. Cash balances were $9.6 million and $60.4 million as of December 31, 2025 and 2024, respectively.

Cash equivalents are classified as Level 1 because the Company uses quoted market prices to determine their fair value. As of December 31, 2025 and 2024, the amortized cost of the Company's cash equivalents approximated their fair value and there were no material realized or unrealized gains or losses, either individually or in the aggregate. The liability-classified warrants are classified as Level 3 and are valued based on a Black-Scholes option pricing model each reporting period.

The fair value of the warrants was estimated with the following assumptions:

	December 31, 2025
Volatility	82 %
Risk-free interest rate	3.5 %
Dividend yield	— %
Expected term (years)	2.06

The expected term is assumed to be equivalent to the remaining contractual term. The Company estimates the expected volatility of its common stock based on the Company's historical volatility. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the valuation date for a maturity similar to the remaining expected term. The Company does not plan to pay a dividend during the warrant term, and has not historically, thus the dividend rate will remain at zero.

Changes in the fair value of the Level 3 warranty liability during the year ended December 31, 2025 were as follows:

(in thousands)	Warrant Liability
Balance as of December 31, 2024	$ —
Issuance of warrants	3,218
Change in fair value	3,037
Balance as of December 31, 2025	$ 6,255

In November 2020, the Company issued $143.8 million principal amount of 1.25% Convertible Senior Notes (2025 Notes), as discussed in Note 5 Financing arrangements. In November 2023, the Company repurchased $50.0 million in aggregate principal amount of the 2025 Notes, reducing the amount owed to $93.8 million. The Company repaid the remaining $93.8 million in aggregate principal at maturity on November 15, 2025 with restricted cash on hand. The calculated fair value of the 2025 Notes was zero and $82.5 million as of December 31, 2025 and 2024, respectively. The estimated fair value of the 2025 Notes was based on quoted

market prices of the Company's instruments in markets that are not active and are classified as Level 2 within the fair value hierarchy. The Company estimated the fair value of the 2025 Notes by evaluating quoted market prices and calculating the upfront cash payment a market participant would require to assume these obligations.

For certain other financial assets and liabilities, including accounts receivable, accounts payable and other current assets and liabilities, the carrying amounts approximate their fair value primarily due to the relatively short maturity of these balances.

The Company also measures certain non-financial assets at fair value on a nonrecurring basis, primarily goodwill, intangible assets, and operating lease right-of-use assets, in connection with periodic evaluations for potential impairment. In the first quarter of 2025, the fair value of the Company's single reporting unit was determined based on unobservable (Level 3) inputs, as discussed in Note 1 Summary of business and significant accounting policies. In 2024, the fair value of the Company's operating lease right-of-use asset related to its headquarters campus was determined based on unobservable (Level 3) inputs, as discussed in Note 13 Restructuring charges.

4. Consolidated financial statement details

The following section provides details of selected balance sheet items.

Inventory

(in thousands)	December 31, 2025	December 31, 2024
Components	$ 2,554	$ 19,407
Finished goods	75,877	101,309
Total inventory	$ 78,431	$ 120,716

Property and equipment, net

(in thousands)	(in years)	December 31, 2025	December 31, 2024
Leasehold improvements	1–9	$ 24,014	$ 23,996
Production, engineering, and other equipment	4	37,265	38,018
Tooling	1–2	7,208	6,810
Computers and software	2	8,064	12,574
Furniture and office equipment	3	3,524	3,763
Tradeshow equipment and other	2–5	1,424	1,424
Construction in progress		132	156
Gross property and equipment		81,631	86,741
Less: Accumulated depreciation and amortization		(75,728)	(78,045)
Property and equipment, net		$ 5,903	$ 8,696

Depreciation expense was $5.2 million, $4.9 million, and $6.2 million in 2025, 2024, and 2023, respectively.

Other long-term assets

(in thousands)	December 31, 2025	December 31, 2024
Point of purchase (POP) displays	$ 9,986	$ 14,715
Deposits and other	9,977	7,550
Intangible assets, net	4,078	5,953
Long-term deferred tax assets	581	765
Other long-term assets	$ 24,622	$ 28,983

Amortization expense for POP displays was $7.0 million, $5.1 million, and $2.0 million in 2025, 2024, and 2023, respectively. Expenditures for POP displays were $2.3 million, $13.6 million, and $6.5 million in 2025, 2024, and 2023, respectively.

Intangible assets

(in thousands)	Useful life (in months)	December 31, 2025		
		Gross carrying value	Accumulated amortization	Net carrying value
Purchased technology	20-72	$ 58,566	$ (54,503)	$ 4,063
Domain name		15	—	15
Total intangible assets		$ 58,581	$ (54,503)	$ 4,078

(in thousands)	Useful life (in months)	December 31, 2024		
		Gross carrying value	Accumulated amortization	Net carrying value
Purchased technology	20-72	$ 58,566	$ (52,628)	$ 5,938
Domain name		15	—	15
Total intangible assets		$ 58,581	$ (52,628)	$ 5,953

Amortization expense was $1.9 million, $1.6 million, and zero for 2025, 2024, and 2023, respectively.

As of December 31, 2025, expected amortization expense of intangible assets with definite lives for future periods was as follows:

(in thousands)	Total
Year ending December 31,	
2026	$ 1,875
2027	1,875
2028	313
2029	—
2030	—
	$ 4,063

Goodwill

Changes to the carrying amount of goodwill during the year ended December 31, 2025 were as follows:

(in thousands)	Carrying Amount
Carrying amount as of December 31, 2024	$ 152,351
Goodwill impairment	(18,600)
Carrying amount as of December 31, 2025	$ 133,751

Accrued expenses and other current liabilities

(in thousands)	December 31, 2025	December 31, 2024
Accrued sales incentives	$ 38,259	$ 53,997
Accrued liabilities	30,274	26,060
Employee related liabilities	8,255	7,401
Warranty liabilities	4,315	5,930
Return liability	3,293	4,913
Inventory received	3,423	2,010
Customer deposits	1,216	2,694
Purchase order commitments	1,343	1,504
Other	5,478	6,260
Accrued expenses and other current liabilities	$ 95,856	$ 110,769

Product warranty

	Year ended December 31,		
(in thousands)	2025	2024	2023
Beginning balance	$ 6,207	$ 8,759	$ 8,319
Charged to cost of revenue	9,791	10,822	19,724
Settlement of warranty claims	(11,405)	(13,374)	(19,284)
Warranty liability	$ 4,593	$ 6,207	$ 8,759

As of December 31, 2025 and 2024, $4.3 million and $5.9 million, respectively, of the warranty liability was recorded as a component of accrued expenses and other current liabilities, and $0.3 million and $0.3 million, respectively, was recorded as a component of other long-term liabilities.

5. Financing arrangements

2021 Credit Facility

In January 2021, the Company entered into a Credit Agreement which provides for a revolving credit facility (2021 Credit Facility) under which the Company may borrow up to an aggregate amount of $35.0 million from the February 2026 amendment to the Borrowing Base Conversion Date, which is considered when the Company completes an appraisal and other collateral diligence measures in order to implement a borrowing base to tie usage of the 2021 Credit Facility to the Company's collateral value, and up to $50.0 million thereafter. In March 2023, August 2025 and February 2026, the Company amended the 2021 Credit Agreement (collectively, the 2021 Credit Agreement). The February 2026 amendment extended the maturity of the 2021 Credit Agreement to June 2027, changed the interest rate borrowed funds accrued interest and changed the liquidity minimums, all of which are discussed below. Upon termination of the 2021 Credit Agreement in June 2027, any outstanding borrowings will become due and payable.

Prior to the Borrowing Base Conversion Date, the amount that may be borrowed under the 2021 Credit Agreement is $35.0 million, unless the Company's Asset Coverage Ratio is less than 1.50, which would subject the amount that may be borrowed to a customary borrowing base calculation. The Asset Coverage Ratio is defined as the ratio of (i) the sum of (a) the Company's cash and cash equivalents in the United States plus specified percentages of other qualified debt investments (Qualified Cash) plus (b) specified percentages of the net book values of the Company's accounts receivable and certain inventory to (ii) $50.0 million. After the Borrowing Base Conversion Date, the amount that may be borrowed under the 2021 Credit Agreement is based on a customary borrowing base calculation.

Borrowed funds accrue interest, at the Company's option, at a rate equal to either (i) a per annum rate equal to the base rate plus a margin of 2.50% or (ii) a per annum rate equal to the Secured Overnight Financing Rate plus a 10 basis point premium and a margin of 3.50%. The Company is required to pay a commitment fee on the unused portion of the 2021 Credit Facility of 0.25% per annum. Amounts owed under the 2021 Credit Agreement are guaranteed by certain of the Company's United States subsidiaries and secured by a first-priority security interest in substantially all of the assets of the Company and certain of its subsidiaries (including intellectual property registrations and applications, which is subject to an intercreditor agreement).

The 2021 Credit Agreement contains customary representations, warranties, affirmative and negative covenants, and events of default. The negative covenants include restrictions on the occurrence of liens and indebtedness, certain investments, dividends, stock repurchases, and other matters, all subject to certain exceptions. In addition, the Company is required to maintain Liquidity (the sum of unused availability under the credit facility and the Company's Qualified Cash) of at least (i) $25.0 million during the period from the date the Company entered into the 2021 Credit Agreement amendment in February 2026 through June 30, 2026, (ii) $30.0 million during the period from July 1, 2026 through July 31, 2026, (iii) $35.0 million during the period from August 1, 2026 through August 31, 2026, and (iv) $40.0 million from September 1, 2026 through the maturity date (of which at least $10.0 million shall be attributable to Qualified Cash during all periods), and maintain a minimum unused availability under the credit facility of at least $10.0 million after the Borrowing Base Conversion Date. The 2021 Credit Agreement also includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments and change of control. Upon an event of default, the lender may, subject to customary cure rights, require the immediate payment of all amounts outstanding.

For the period ended December 31, 2025, the Company was in compliance with the liquidity and asset coverage ratio financial covenants contained in the 2021 Credit Agreement; however, the 2021 Credit Agreement also required the Company to be in compliance with the financial covenants within the 2025 Credit Agreement. The Company was not in compliance with the 2025 Credit Agreement asset coverage ratio of 1.25x or minimum EBITDA covenant of not less than $10.0 million for the fiscal quarter ending December 31, 2025 within the 2025 Credit Agreement for the period ended December 31, 2025 and subsequently cured the non-compliance by entering into an amendment on February 27, 2026 that amended these covenant requirements. There are outstanding letters of credit under the 2021 Credit Agreement which total $9.2 million for certain duty-related requirements which was not collateralized by any cash on hand. The Company had zero available to draw from its 2021 Credit Agreement as of December 31, 2025.

2025 Credit Agreement

On August 4, 2025, the Company entered into a Credit Agreement with Farallon Capital Management, L.L.C., as administrative agent and collateral agent (the Agent), and Mateo Financing, LLC (the Lender). On November 5, 2025 and February 27, 2026, the Company amended the Credit Agreement (collectively, the 2025 Credit Agreement). The 2025 Credit Agreement provides for a second lien credit facility up to $50.0 million (the 2025 Term Loan). The 2025 Credit Agreement will mature, and any outstanding borrowings become due and payable on January 22, 2028. The February 2026 amendment revised the (i) minimum liquidity for the remaining term of the 2025 Credit Agreement, (ii) removed the EBITDA minimums for the fiscal quarter ending December 31, 2025 and for the period of four consecutive fiscal quarters ending March 31, 2026, (iii) revised the EBITDA minimum for the remainder of the 2025 Credit Agreement, and (iv) revised the minimum asset coverage ratio for periods prior to March 31, 2026, all of which are disclosed below.

Borrowed funds accrue interest, at the Company's option, at a rate equal to either (i) the applicable one or three-month secured overnight financing rate (SOFR), plus a 10 basis point premium for one-month SOFR or 15 basis point premium for three-month SOFR, plus 7.5%, or (ii) the Base Rate plus 6.50%. The base rate is defined as the greatest of (i) the Wall Street Journal prime rate, (ii) the federal funds rate plus 0.50% or (iii) a per annum rate equal to the SOFR plus 1.00%. During an event of default, the applicable interest rates are increased by 2.0% per annum. For Base Rate loans, the Company will pay interest on a quarterly basis and at the maturity date. For SOFR rate loans, the Company will pay interest at least quarterly, or more frequently, as defined in the 2025 Credit Agreement, and at the maturity date. The Company shall make quarterly principal payments on the 2025 Term Loan, with the remaining principal due on the maturity date. Under the 2025 Credit Agreement, the Company may be obligated to pay additional amounts which would allow for a minimum return, as defined by the 2025 Credit Agreement. The 2025 Term Loan is subject to mandatory prepayment in certain cases involving asset dispositions, debt issuances, certain receipts of cash proceeds from insurance and other extraordinary receipts, and change in control. The Company is required to apply 25% of excess cash flow to repay the 2025 Term Loan. Prepayments of the 2025 Term Loan, whether optional, mandatory, before, on or after January 22, 2028, or as a result of any acceleration of the 2025 Term Loan as a result of an event of default, require a prepayment premium in an amount set forth in the 2025 Credit Agreement. Amounts owed under the 2025 Credit Agreement are guaranteed by certain of the Company's domestic subsidiaries, and are secured by a second lien security interest in substantially all of the assets of the Company and certain of the Company's subsidiaries.

The 2025 Credit Agreement contains customary representations, warranties, and affirmative and negative covenants, including financial covenants. The negative covenants include restrictions on the incurrence of liens and indebtedness, certain investments, dividends, stock repurchases and other matters, all subject to certain exceptions. The financial covenants require (a) the Company to maintain liquidity (defined as unrestricted cash, cash equivalents and availability under the 2021 Credit Agreement) of at least (i) $25.0 million during the fiscal quarters ending March 31, 2026 and June 30, 2026, (ii) $30.0 million during the fiscal month ending July 31, 2026, (iii) $35.0 million during the fiscal month ending August 31, 2026 and (iv) $40.0 million during any fiscal month thereafter; (b) the Company not to have EBITDA (as defined in the 2025 Credit Agreement) of (i) less than $5.0 million, subject to adjustment, for the fiscal quarter ending June 30, 2026, (ii) less than zero, subject to adjustment, for the fiscal quarter ending September 30, 2026, (iii) less than zero for the fiscal quarter ending December 31, 2026, (iv) less than $20.0 million for the period of four consecutive fiscal quarters ending March 31, 2027, (v) less than $30.0 million for the period of four consecutive fiscal quarters ending June 30, 2027, (vi) less than $35.0 million for the period of four consecutive fiscal quarters ending September 30, 2027, and (vii) less than $40.0 million for the period of four consecutive fiscal quarters ending December 31, 2027 and thereafter; and (c) the Company not to permit an asset coverage ratio (defined as the ratio of (x) the sum of unrestricted cash, cash equivalents, and certain accounts and inventory, divided by (y) the sum of accounts payable and total debt (as defined in the 2025 Credit Agreement) of less than (i) 1.05:1.00 on or prior to March 31, 2026 or (ii) 1.15:1.00 thereafter. The EBITDA thresholds for fiscal quarters ending June 30, 2026 and September 30, 2026 are subject to potential adjustments in the event of a reduction in tariff amounts in Malaysia or Thailand (or both) to a level that is 10% or lower, as described in further detail in the 2025 Credit Agreement. To the extent there are adjustments to the tariff rates of only one of the countries, the corresponding adjustments will be apportioned accordingly.

The 2025 Credit Agreement also includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments, change of control and certain material ERISA events. An event of default would also occur in the event the Company fails to maintain the listing of its common stock on the Nasdaq stock market for a period of 30 consecutive days. The occurrence of an event of default could result in the acceleration of the obligations under the 2025 Credit Agreement and 2021 Credit Agreement.

As of December 31, 2025, the outstanding principal under the 2025 Term Loan was $49.8 million, the unamortized debt issuance cost was $1.9 million, the unamortized debt discount was $3.6 million, and the net carrying amount of the liability was $44.3 million, which was recorded as long-term debt within the consolidated balance sheets. For the year ended December 31, 2025, the Company recorded $2.4 million of interest expense, $0.4 million for amortization of debt issuance costs, and $0.7 million for amortization of the debt discount. For the period ended

December 31, 2025, the Company was not in compliance with the asset coverage ratio of 1.25x or minimum EBITDA covenant of not less than $10.0 million for the fiscal quarter ending December 31, 2025 within the 2025 Credit Agreement for the period ended December 31, 2025, and the Company subsequently cured the non-compliance by entering into an amendment on February 27, 2026 that amended these covenant requirements.

On August 4, 2025, in connection with the 2025 Credit Agreement, and as subsequently amended on November 5, 2025, the Company issued an aggregate of 11,076,968 warrants to purchase shares of its common stock, which can be exercised at a price of $0.75. The warrants were initially valued at $3.2 million using a Black-Scholes option pricing model and are marked-to-market with any changes in fair value recorded through earnings. The warrants may be exercised at any time prior to 5:00 p.m. Eastern time, on August 1, 2035. Exercise of the warrants will dilute the ownership interests of existing stockholders. Any warrants not exercised prior to such time will expire.

2025 Convertible Notes

In November 2020, the Company issued $143.8 million aggregate principal amount of 1.25% Convertible Senior Notes due 2025 (the 2025 Notes). In November 2023, the Company repurchased $50.0 million in aggregate principal amount of the 2025 Notes in exchange for $46.3 million cash through a single, privately negotiated transaction. The repurchase was accounted for as a debt extinguishment. The carrying value of the portion of the 2025 Notes repurchased was $49.4 million, and the Company recognized a gain on the debt extinguishment of $3.1 million, which was recorded in the fourth quarter of 2023 within other income (expense), net, on the Company's consolidated statements of operations. The Company repaid the remaining $93.8 million in aggregate principal at maturity on November 15, 2025 with restricted cash on hand.

As of December 31, 2025 and 2024, the outstanding principal on the 2025 Notes was zero and $93.8 million, respectively, the unamortized debt issuance cost was zero and $0.6 million, respectively, and the net carrying amount of the liability was zero and $93.2 million, respectively, which was recorded as short-term debt within the consolidated balance sheets. For the year ended December 31, 2025, 2024, and 2023, the Company recorded interest expense of $1.0 million, $1.2 million, and $1.7 million, respectively, for contractual coupon interest, and $0.5 million, $0.6 million, and $0.9 million, respectively, for amortization of debt issuance costs. As of December 31, 2025 and 2024, the effective interest rate, which is calculated as the contractual interest rate adjusted for the debt issuance costs, was zero and 1.9%, respectively.

In connection with the offering of the 2025 Notes, the Company paid $10.2 million to enter into privately negotiated capped call transactions with certain financial institutions (Capped Calls). The Capped Calls had an initial strike price of $9.3285 per share, which corresponded to the initial conversion price of the 2025 Notes. The Capped Calls covered the number of Class A common stock initially underlying the 2025 Notes. The Capped Calls were generally expected to reduce potential dilution to the Company's Class A common stock upon any conversion of the 2025 Notes and/or offset any cash payments the Company was required to make in excess of the principal amount of converted 2025 Notes, with such reduction and/or offset subject to a cap initially equal to $12.0925. The Capped Calls expired on November 15, 2025.

6. Stockholders' equity

Common stock. The Company has two classes of authorized common stock: Class A common stock with 500 million shares authorized and Class B common stock with 150 million shares authorized. As of December 31, 2025, 136.1 million shares of Class A stock were issued and outstanding and 26.3 million shares of Class B stock were issued and outstanding. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting power and conversion rights. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Each share of Class B common stock is convertible at any time at the option of the stockholder into one share of Class A common stock and has no expiration date. The Class B common stock is also convertible into Class A common stock on the same basis upon any transfer, whether or not for value, except for "permitted transfers" as defined in the Company's restated certificate of incorporation. Each share of Class B common stock will convert automatically into one share of Class A common stock upon the date when the outstanding shares of Class B common stock represent less than 10% of the aggregate number of shares of common stock then outstanding. As of December 31, 2025, the Class B stock continued to represent greater than 10% of the overall outstanding shares.

The Company had the following shares of common stock reserved for issuance upon the exercise of equity instruments as of December 31, 2025:

(in thousands)	December 31, 2025
Stock options outstanding	1,444
Restricted stock units outstanding	9,915
Performance stock units outstanding	2,103
Common stock available for future grants	18,465
Total common stock shares reserved for issuance	31,927

Stock Repurchase Program. On January 27, 2022, the Company's board of directors authorized the repurchase of up to $100.0 million of its Class A common stock, and on February 9, 2023, the Company's board of directors authorized the repurchase of an additional $40.0 million of its Class A common stock. Stock repurchases under the program may be made periodically using a variety of methods, including without limitation, open market purchases, block trades or otherwise in compliance with all federal and state securities laws and state corporate law and in accordance with the single broker, timing, price, and volume guidelines set forth in Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as such guidelines may be modified by the SEC from time to time. This stock repurchase program has no time limit and may be modified, suspended, or discontinued at any time. The Company currently intends to hold its repurchased shares as treasury stock.

As of December 31, 2025, the remaining amount of share repurchases under the program was $60.4 million. The Company did not repurchase any shares during the year ended December 31, 2025 and 2024.

7. Employee benefit plans

Equity incentive plans. The Company has outstanding equity grants from four of its five stock-based employee compensation plans: the 2024 Equity Incentive Plan (2024 Plan), the 2014 Equity Incentive Plan (2014 Plan), the 2010 Equity Incentive Plan (2010 Plan), and the 2024 Employee Stock Purchase Plan (2024 ESPP). The 2024 Plan serves as a successor to the 2014 Plan and the 2014 Plan served as successor to the 2010 Plan. The effective date of both the 2024 Plan and the 2024 ESPP was February 15, 2024. The 2014 Plan and the 2014 Employee Stock Purchase Plan (2014 ESPP) each expired on February 15, 2024. The 2014 ESPP plan's final purchase was on February 15, 2024, and no remaining purchase rights are accrued under this plan. Awards granted under the 2010 and 2014 Plans will continue to be subject to the terms and provisions of the 2010 and 2014 Plans.

The 2024 Plan provides for the granting of incentive and non-qualified stock options, restricted stock awards (RSAs), restricted stock units (RSUs), stock appreciation rights, stock bonus awards (SBAs) and performance

awards to qualified employees, non-employee directors and consultants. Options granted under the 2024 Plan generally expire within ten years from the date of grant and generally vest over one to four years. RSUs granted under the 2024 Plan generally vest over two to four years based upon continued service and are settled at vesting in shares of the Company's Class A common stock. Performance stock units (PSUs) granted under the 2024 Plan generally vest over three years based upon continued service and the Company achieving certain financial and operating targets and are settled at vesting in shares of the Company's Class A common stock. SBAs granted under the 2024 Plan are generally granted and vested on the same day based on continued service and employees achieving certain performance goals and are settled at vesting in shares of the Company's Class A common stock. The Company accounts for forfeitures of stock-based payment awards in the period they occur. The 2024 ESPP allows eligible employees to purchase shares of the Company's Class A common stock through payroll deductions at a price equal to 85% of the lesser of the fair market value of the stock as of the first date or the ending date of each six-month offering period.

Employee retirement plan. The Company has a defined contribution retirement plan covering the United States and other international full-time employees that provides for voluntary employee contributions from 1% to 100% of annual compensation, subject to a maximum limit allowed by Internal Revenue Service guidelines. In certain locations, the Company makes contributions to employee defined contribution plans, these contributions were $1.0 million, $1.2 million, and $0.9 million in 2025, 2024, and 2023, respectively.

Stock options

A summary of the Company's stock option activity for the year ended December 31, 2025 is as follows:

	Shares (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2024	2,327	$ 7.43	4.59	$ —
Granted	—	—		
Exercised	—	—		
Forfeited/Cancelled	(883)	8.03		
Outstanding at December 31, 2025	1,444	$ 7.06	3.24	$ —
Vested and expected to vest at December 31, 2025	1,444	$ 7.06	3.24	$ —
Exercisable at December 31, 2025	1,436	$ 7.05	3.22	$ —

The weighted-average grant date fair value of all options granted was zero, zero, and $2.14 per share in 2025, 2024, and 2023, respectively. The total fair value of all options vested was $0.5 million, $0.8 million, and $1.4 million in 2025, 2024, and 2023, respectively. The aggregate intrinsic value of the stock options outstanding as of December 31, 2025 represents the value of the Company's closing stock price on December 31, 2025 in excess of the exercise price multiplied by the number of options outstanding.

Restricted stock units

A summary of the Company's RSU activity for the year ended December 31, 2025 is as follows:

	Shares (in thousands)	Weighted-average grant date fair value
Non-vested shares at December 31, 2024	11,243	$ 3.38
Granted	6,963	0.83
Vested	(6,171)	3.32
Forfeited	(2,120)	2.52
Non-vested shares at December 31, 2025	9,915	$ 1.81

The weighted-average grant date fair value of all RSUs granted was $0.83, $1.76, and $5.13 per share in 2025, 2024, and 2023, respectively. The total fair value of all RSUs vested was $20.5 million, $30.6 million, and $34.5 million in 2025, 2024, and 2023, respectively.

Performance stock units

A summary of the Company's PSU activity for the year ended December 31, 2025 is as follows:

	Shares (in thousands)	Weighted-average grant date fair value
Non-vested shares at December 31, 2024	286	$ 6.06
Granted	2,208	0.63
Vested	(221)	6.14
Forfeited	(2,226)	0.67
Non-vested shares at December 31, 2025	47	$ 5.79

The weighted-average grant date fair value of all PSUs granted was $0.63, $1.70, and $5.79 per share in 2025, 2024, and 2023, respectively. The total fair value of all PSUs vested was $1.4 million, $3.5 million, and $3.7 million in 2025, 2024, and 2023, respectively.

Employee stock purchase plan. For 2025, 2024, and 2023, the Company issued 1.0 million, 1.4 million, and 0.9 million shares under its employee stock purchase plans, respectively, at weighted-average prices of $0.71, $1.56, and $4.10 per share, respectively.

Fair value disclosures. The Company measures compensation expense for all stock-based payment awards based on the estimated fair values on the date of the grant. The fair value of RSUs and PSUs are determined using the Company's closing stock price on the date of grant. The Company recognizes compensation expense for PSUs when it is probable that the vesting conditions will be met. The fair value of stock options granted and purchases under the Company's ESPP are estimated using a Black-Scholes option pricing model. The expected term of stock options granted was estimated based on the simplified method. The expected stock price volatility was estimated by taking the Company's average historical volatility. The risk-free interest rate was based on the yields of U.S. Treasury securities with maturities similar to the expected term. The dividend yield was zero as the Company does not have any history of, nor plans to make, dividend payments.

The fair value of stock options granted was estimated as of the grant date using the following assumptions in 2023. The Company did not grant any options in 2025 or 2024.

	Year ended December 31,
	2023
Volatility	59%-60%
Expected term (years)	6.10
Risk-free interest rate	3.5%-4.5%
Dividend yield	—%

The fair value of stock purchase rights granted under the ESPP was estimated using the following assumptions:

	Year ended December 31,		
	2025	**2024**	**2023**
Volatility	70%-96%	57%-59%	39%-42%
Expected term (years)	0.5	0.5	0.5
Risk-free interest rate	4.1%-4.3%	5.0%-5.3%	5.0%-5.6%
Dividend yield	—%	—%	—%

Stock-based compensation expense. The following table summarizes stock-based compensation expense included in the consolidated statements of operations:

	Year ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Cost of revenue	$ 946	$ 1,343	$ 1,955
Research and development	10,393	14,411	19,062
Sales and marketing	3,533	5,804	8,736
General and administrative	4,670	7,574	11,726
Total stock-based compensation expense	$ 19,542	$ 29,132	$ 41,479

Total stock-based compensation expense includes accrued stock bonus expense of $2.1 million for the year ended December 31, 2025. Total stock-based compensation expense included no accrued stock bonus expense for the year ended December 31, 2024 or 2023.

There was no income tax benefit related to stock-based compensation expense for the year ended December 31, 2025 and 2024 due to a full valuation allowance on the Company's United States net deferred tax assets. The income tax benefit related to stock-based compensation expense was $9.3 million for the year ended December 31, 2023. See Note 9 Income taxes for additional details.

As of December 31, 2025, total unearned stock-based compensation of $12.5 million related to stock options, RSUs, PSUs, SBAs and ESPP shares is expected to be recognized over a weighted-average period of 2.07 years.

8. Net loss per share

The following table presents the calculations of basic and diluted net loss per share:

		Year ended December 31,				
(in thousands, except per share data)		**2025**		**2024**		**2023**
Numerator:						
Net loss	$	(93,487)	$	(432,311)	$	(53,183)
Denominator:						
Weighted-average common shares - basic and diluted for Class A and Class B common stock		158,579		153,113		153,348
Basic and diluted net loss per share	$	(0.59)	$	(2.82)	$	(0.35)

The following potentially dilutive shares were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

	Year ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Stock-based awards	14,396	16,207	15,839
Shares related to convertible senior notes	8,783	10,050	14,808
Warrants	2,120	—	—
Total anti-dilutive securities	25,299	26,257	30,647

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of shares of common stock outstanding. Diluted net income per share adjusts the basic net income per share and the weighted-average number of shares of common stock outstanding for the potentially dilutive impact of the Company's ESPP awards, stock awards, and warrants using the treasury stock method. The Company calculated the potential dilutive effect of its 2025 Notes under the if-converted method. Under the if-converted method, diluted net income per share was determined by assuming all of the outstanding 2025 Notes were converted into shares of the Company's Class A common stock at the beginning of the reporting period. In addition, in periods of net income, interest charges on the 2025 Notes, which includes both coupon interest and amortization of debt issuance costs, were added back to net income on an after-tax effected basis. The Company repaid the remaining $93.8 million in aggregate principal of the 2025 Notes at maturity on November 15, 2025 with restricted cash on hand, as described further in Note 5 Financing arrangements.

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Each share of Class B common stock is convertible at any time at the option of the stockholder into one share of Class A common stock and has no expiration date. Each share of Class B common stock will convert automatically into one share of Class A common stock upon the date when the outstanding shares of Class B common stock represent less than 10% of the aggregate number of shares of common stock then outstanding. Class A common stock is not convertible into Class B common stock. The computation of the diluted net income per share of Class A common stock assumes the conversion of Class B common stock.

9. Income taxes

Income (loss) before income taxes consisted of the following:

(in thousands)		Year ended December 31,				
		2025		2024		2023
United States	$	(99,883)	$	(142,195)	$	(79,514)
Foreign		8,435		9,106		11,781
Loss before income taxes	$	(91,448)	$	(133,089)	$	(67,733)

Income tax expense (benefit) consisted of the following:

(in thousands)		Year ended December 31,				
		2025		2024		2023
Current						
Federal	$	1	$	1	$	3
State		72		(28)		162
Foreign		1,689		2,478		3,176
Total current	$	1,762	$	2,451	$	3,341
Deferred						
Federal	$	87	$	222,087	$	(14,018)
State		—		74,886		(3,828)
Foreign		190		(202)		(45)
Total deferred	$	277	$	296,771	$	(17,891)
Total income tax expense (benefit)						
Federal	$	88	$	222,088	$	(14,015)
State		72		74,858		(3,666)
Foreign		1,879		2,276		3,131
Total income tax expense (benefit)	$	2,039	$	299,222	$	(14,550)

Income taxes paid (net of refunds) that equal or exceed 5% of total income taxes paid (net of refunds received) consisted of the following:

	Year ended December 31,		
(in thousands)	2025	2024	2023
U.S. federal	$ —	$ —	$ —
States			
Arkansas	(91)	71	87
California	(47)	—	102
Illinois	(80)	—	156
Minnesota	—	—	28
Montana	—	(100)	125
New York	—	—	44
Pennsylvania	—	(88)	55
Texas	—	—	117
Other	66	(17)	97
	(152)	(134)	811
Foreign			
Australia	191	—	160
China	—	234	65
Germany - Munich	—	—	(39)
Japan - federal	171	390	179
Japan - local	130	235	139
Netherlands	236	229	(2,171)
Philippines	—	—	44
Romania	75	—	95
United Kingdom	156	99	211
Other	39	40	(31)
	998	1,227	(1,348)
Total	$ 846	$ 1,093	$ (537)

Income tax expense (benefit) at the effective tax rate consisted of the following:

| | Year ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	$	%	$	%	$	%
(in thousands, except percentages)						
Tax at U.S. federal statutory rate (21%)	$ (19,204)	21.0 %	$ (27,949)	21.0 %	$ (14,224)	21.0 %
State income taxes, net of federal benefit	(415)	0.5	74,864	(56.3)	(3,699)	5.5
Foreign tax effects						
France						
Non-taxable and nondeductible items	(873)	1.0	(631)	0.5	(881)	1.3
Other, net	363	(0.4)	(10)	—	156	(0.3)
Other foreign jurisdiction	(164)	0.2	184	(0.1)	260	(0.4)
Effects of cross-border tax laws						
Federal taxation of foreign disregarded entities	1,361	(1.5)	1,546	(1.2)	2,123	(3.1)
Tax credits						
Research tax credits	(1,317)	1.4	(3,569)	2.7	(3,736)	5.5
Changes in valuation allowance - federal	14,356	(15.7)	247,750	(186.1)	—	—
Non-taxable and nondeductible items						
Tax effect on share-based compensation	3,722	(4.1)	5,132	(3.9)	3,125	(4.6)
Goodwill impairment	2,537	(2.8)	—	—	—	—
Other, net	75	(0.1)	508	(0.4)	656	(1.0)
Worldwide changes in unrecognized tax benefits	1,598	(1.7)	1,397	(1.0)	1,670	(2.4)
Income tax provision at effective tax rate	$ 2,039	(2.2)%	$ 299,222	(224.8)%	$ (14,550)	21.5 %

The negative effective tax rate of 2.2% for 2025 primarily resulted from a change in the valuation allowance on the United States federal and state net deferred tax assets, nondeductible equity tax expense from employee stock-based compensation, and tax expense from goodwill impairment, partially offset by a tax benefit on a pre-tax net loss and the federal and California research and development credits. The negative effective tax rate of 224.8% for 2024, primarily resulted from the establishment and the current year change in the valuation allowance on the United States federal and state net deferred tax assets, partially offset by a tax benefit on a pre-tax net loss, and the release of a portion of uncertain tax positions as a result of a lapse in the statute of limitations in certain jurisdictions.

The state income tax rate reconciliation amount is primarily attributable to state income taxes in Kentucky and Texas, which, in the aggregate, represent more than 50% of the total state income tax effect for the year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities were as follows:

(in thousands)	Year ended December 31,	
	2025	**2024**
Deferred tax assets:		
Net operating loss carryforwards	$ 190,968	$ 110,724
Tax credit carryforwards	104,319	101,895
Stock-based compensation	3,163	4,531
Allowance for returns	1,098	1,706
Intangible assets	2,536	1,873
Depreciation and amortization	1,455	1,177
Operating lease liabilities	4,532	6,784
Capitalized research and development costs	19,697	80,310
Accruals and reserves	19,361	21,944
Total deferred tax assets	347,129	330,944
Valuation allowance	(344,611)	(327,367)
Net deferred tax assets, net of valuation allowance	$ 2,518	$ 3,577
Deferred tax liabilities:		
Operating lease right-of-use assets	$ (2,635)	$ (3,424)
Total deferred tax liabilities	(2,635)	(3,424)
Net deferred tax assets (liabilities)	$ (117)	$ 153

Each quarter, the Company assesses the realizability of its existing deferred tax assets under ASC Topic 740. The Company assesses available positive and negative evidence to estimate whether sufficient future taxable income will be generated to realize its deferred tax assets. In the assessment for the period ended December 31, 2025, the Company concluded that it remains more likely than not that the Company will not be able to realize its deferred tax assets. As of December 31, 2025, the total valuation allowance on United States federal and state net deferred tax assets was $344.6 million. The Company will continue to monitor its future financial results, expected projections and their potential impact on the Company's assessment regarding the recoverability of its deferred tax asset balances and in the event there is a need to release the valuation allowance, a tax benefit would be recorded. The Company's foreign deferred tax assets in each jurisdiction are supported by taxable income or in the case of acquired companies, by the future reversal of deferred tax liabilities. It is more likely than not that the Company's foreign deferred tax assets will be realized and thus, a valuation allowance is not required on its foreign deferred tax assets.

As of December 31, 2025, the Company's federal, California, and other state net operating loss carryforwards for income tax purposes were $752.5 million, $261.8 million, and $283.5 million, net of reserves, respectively. Also, the Company's federal and California state tax credit carryforwards were $58.1 million and $58.4 million, net of reserves, respectively. If not utilized, federal net operating losses that arose before 2018 and California loss carryforwards will begin to expire from 2035 to 2045, while federal credit and other state loss carryforwards will begin to expire primarily from 2026 to 2045. Federal net operating losses that arose after 2017 and all California tax credits will be carried forward indefinitely.

Uncertain income tax positions. The Company had gross unrecognized tax benefits of $29.7 million, $27.0 million, and $25.8 million, as of December 31, 2025, 2024, and 2023, respectively. For fiscal year 2025, 2024, and 2023, total unrecognized income tax benefits were $15.2 million, $11.6 million, and $10.9 million, respectively, and if recognized, would reduce income tax expense. A material portion of the Company's gross unrecognized tax benefits, if recognized, would increase the Company's net operating loss carryforward.

The Company conducts business globally and as a result, files income tax returns in the United States and foreign jurisdictions. The Company's unrecognized tax benefits relate primarily to unresolved matters with taxing authorities. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company believes that its reserves reflect the more likely outcome.

A reconciliation of the beginning and ending amount of gross unrecognized income tax benefits are as follows:

	Year ended December 31,		
(in thousands)	2025	2024	2023
Balance at January 1	$ 27,019	$ 25,836	$ 23,414
Increase related to current year tax positions	5,815	4,665	4,948
Decrease related to prior year tax positions	(3,173)	(3,482)	(2,526)
Balance at December 31	$ 29,661	$ 27,019	$ 25,836

The Company's policy is to account for interest and penalties related to income tax liabilities within the provision for income taxes. The balances of accrued interest and penalties recorded in the balance sheets and provision were not material for any period presented.

The Company files income tax returns in the United States and in foreign jurisdictions. As of December 31, 2025, the Company continues to assert indefinite reinvestment to the extent of any foreign withholding taxes on the undistributed earnings related to these foreign branches. Any foreign withholding tax on these earnings is deemed not to be material.

10. Related party transactions

On November 5, 2025, a trust affiliated with Nicholas Woodman, the Company's Chief Executive Officer and Chairman of the Board of Directors, entered into an agreement (the Subscription Agreement) to purchase an aggregate of $2.0 million of the Company's Class A common stock shares, par value $0.0001. Pursuant to the Subscription Agreement, the actual amount of Class A common stock shares to be issued were to be determined upon the calculation of the purchase price of the shares, which was calculated as the greater of the following variables: (a) the consolidated closing bid price (as determined pursuant to the rules of the Nasdaq Stock Market) immediately prior to entry into the Subscription Agreement or (b) the average closing price of the Class A common stock over the five (5) trading days prior to the date of issuance, as reported on the Nasdaq Global Select Market. On November 10, 2025, 1,129,944 shares of Class A common stock were issued at a price per share of $1.77, which price was based on the consolidated closing bid price, which was the greater of the two variables. The issuance of shares was included within common stock and additional paid-in capital on the consolidated balance sheets. The $2.0 million was paid to the Company in November 2025, and the Company had zero outstanding receivables from the Chief Executive Officer as of December 31, 2025.

11. Commitments, contingencies, and guarantees

Facility leases. The Company leases its facilities under long-term operating leases, which expire at various dates through 2033.

The components of net lease cost, which were primarily recorded in operating expenses, were as follows:

(in thousands)	Year ended December 31,		
	2025	**2024**	**2023**
Operating lease cost [(1)]	$ 9,003	$ 10,262	$ 11,045
Sublease income	(2,892)	(2,817)	(2,281)
Right-of-use asset impairment cost	—	3,276	—
Net lease cost	$ 6,111	$ 10,721	$ 8,764

[(1)] Operating lease costs include immaterial variable lease costs and amounts related to restructuring charges, which are discussed in Note 13 Restructuring charges.

Supplemental cash flow information related to leases was as follows:

(in thousands)	Year ended December 31,		
	2025	**2024**	**2023**
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 14,239	$ 13,737	$ 12,217
Right-of-use assets obtained in exchange for operating lease liabilities	2,272	4,801	3,943

Supplemental balance sheet information related to leases was as follows:

	December 31, 2025	**December 31, 2024**
Weighted-average remaining lease term (in years) - operating leases	2.76	3.10
Weighted-average discount rate - operating leases	6.4%	6.3%

As of December 31, 2025, maturities of operating lease liabilities were as follows:

(in thousands)	**December 31, 2025**
2026	$ 13,381
2027	2,995
2028	1,301
2029	884
2030	761
Thereafter	2,157
Total lease payments	21,479
Less: Imputed interest	(2,081)
Present value of lease liabilities	$ 19,398

Other commitments. In the ordinary course of business, the Company enters into multi-year agreements to purchase sponsorships with event organizers, resorts and athletes as part of its marketing efforts; software licenses related to its financial and IT systems; debt agreements, which may contain minimum returns; and various other contractual commitments.

As of December 31, 2025, future commitments were as follows:

(in thousands)	Total	2026	2027	2028	2029	2030	Thereafter
Other contractual commitments [1]	$ 86,573	$ 61,704	$ 22,510	$ 2,359	$ —	$ —	$ —
Long-term debt [2]	66,422	9,550	11,939	44,933	—	—	—
Total contractual cash obligations	$152,995	$ 71,254	$ 34,449	$ 47,292	$ —	$ —	$ —

[1] Includes a $55.7 million contractual commitment related to cloud infrastructure and storage, of which, $39.5 million is due within the next 12 months.

[2] The Company's 2025 Term Loan is due in January 2028. The balances include accrued and unpaid interest as of December 31, 2025. Refer to Note 5 Financing arrangements.

Legal proceedings and investigations. Since 2015, non-practicing entity Contour IP Holding LLC (CIPH) and its affiliates have filed lawsuits against the Company in various federal district courts alleging patent infringement of the Company's camera products. Following litigation before federal district courts, the Federal Circuit, and the United States Patent and Trademark Office, CIPH's patents were ruled invalid in March 2022. Judgment was then entered in favor of the Company and against CIPH. CIPH later appealed to the Federal Circuit. In September 2024, the Federal Circuit panel reversed the district court ruling. On remand, a trial for Contour IP Holding, LLC v. GoPro, Inc. (Case No. 3:17-cv-04738-WHO) commenced on September 29, 2025 before the United States District Court for the Northern District of California (the Court). On October 10, 2025, a jury returned a verdict. The jury concluded that none of the Company's products commercially launched from 2020 – 2024, including HERO9 Black to HERO13 Black, infringe the two asserted patents. Additionally, the jury invalidated the only asserted claim of one of the two patents. With respect to the other asserted patent, the jury found one independent claim valid, but also determined that the related dependent claim is invalid. The Company has been advised by legal counsel that as a matter of patent law, if a dependent claim is invalid as obvious or anticipated by prior art, then the claim from which it depends is also invalid. The verdict is subject to post-trial motions by both parties. We are unable to predict the outcome of the matter and therefore cannot estimate the range of possible loss. With respect to certain legacy cameras that the Court previously found to infringe, the jury awarded CIPH $8.2 million in past damages. Based on the jury's findings of non-infringement and invalidity, none of the Company's products introduced in or after 2020 are subject to the damages award. In addition to post-trial motions, the verdict is subject to appeal. No judgment has been entered.

On March 29, 2024, the Company filed a complaint with the U.S. International Trade Commission (ITC) and a lawsuit in the U.S. District Court for the Central District of California against Arashi Vision Inc., and Arashi Vision (U.S.) LLC, both d/b/a Insta360 (Insta360). The complaint and lawsuit each allege infringement of certain GoPro patents related to the Company's cameras and digital imaging technology. On February 27, 2026, the Commission found that Insta360 had infringed GoPro's valid design patent and issued a limited exclusion order and cease and desist order prohibiting Insta360 from continued importation or sale after importation of its infringing Ace, Ace Pro, and Ace Pro 2 action cameras. The Commission also found that some claims of certain utility patents were shown not to be infringed and some claims of certain patents were shown to be invalid. GoPro is considering whether to appeal certain of these rulings. Separately, Insta360 filed inter partes review (IPR) petitions seeking to challenge the validity of several GoPro patents at the Patent Office's Patent Trial and Appeal Board (PTAB). The PTAB largely found that Insta360 had failed to establish unpatentability of most of GoPro's patent claims. The PTAB found only partial unpatentability on two patents, and GoPro has taken steps to challenge these rulings. Insta360 has also filed three patent infringement actions against the Company in China (Jiangsu High Court, Changsha Intermediate Court IP Tribunal, and Shenzhen Intermediate People's Court), each of which the Company believes lacks merit and intends to defend against. GoPro's district court litigation, including its claims for damages on the same patents asserted in the ITC, remains stayed pending any appeals from the ITC ruling. The ITC ruling is not binding on the federal district court.

The Company regularly evaluates the associated developments of the legal proceedings described above, as well as other legal proceedings that arise in the ordinary course of business. While litigation is inherently uncertain, based on the currently available information, the Company is unable to determine a loss or a range of loss, and does not believe the ultimate cost to resolve these matters will have a material adverse effect on its business, financial condition, cash flows or results of operations.

Indemnifications. The Company has entered into indemnification agreements with its directors and executive officers which requires the Company to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. In addition, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties, and provide for general indemnification. The Company's exposure under these agreements is unknown because it involves claims that may be made against the Company in the future but have not yet been made. It is not possible to determine the maximum potential amount under these indemnification agreements due to the Company's limited history with indemnification claims and the unique facts and circumstances involved in each particular agreement. As of December 31, 2025, the Company has not paid any claims, nor has it been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

12. Concentrations of risk and geographic information

Concentration of risk. Financial instruments that potentially subject the Company to concentration of credit risk include cash, cash equivalents, accounts receivable, and derivative instruments. The Company places cash and cash equivalents with high-credit-quality financial institutions; however, the Company maintains cash balances in excess of the FDIC insurance limits. The Company believes that credit risk for accounts receivable is mitigated by the Company's credit evaluation process, relatively short collection terms and dispersion of its customer base. The Company generally does not require collateral and losses on trade receivables have historically been within the Company's expectations. The Company believes its counterparty credit risk related to its derivative instruments is mitigated by transacting with major financial institutions with high credit ratings.

Customers who represented 10% or more of the Company's net accounts receivable balance were as follows:

	December 31, 2025	December 31, 2024
Customer A	14%	26%
Customer B	10%	*
Customer C	10%	*

* Less than 10% of net accounts receivable for the periods indicated.

The following table summarizes the Company's accounts receivables sold, without recourse, and factoring fees paid:

	Year ended December 31,		
(in thousands)	2025	2024	2023
Accounts receivable sold	$ 68,456	$ 88,357	$ 103,990
Factoring fees	1,266	1,287	1,555

Third-party customers who represented 10% or more of the Company's total revenue were as follows:

	Year ended December 31,		
	2025	2024	2023
Customer A	12%	*	*
Customer B	10%	*	*

* Less than 10% of total revenue for the periods indicated.

Supplier concentration. The Company relies on third parties for the supply and manufacture of its hardware products, some of which are sole-source suppliers. The Company believes that outsourcing manufacturing enables greater scale and flexibility. As demand and product lines change, the Company periodically evaluates the need and advisability of adding manufacturers to support its operations. In instances where a supply and manufacture agreement does not exist or suppliers fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its hardware products to its customers on time, if at all. The

Company also relies on third parties with whom it outsources supply chain activities related to inventory warehousing, order fulfillment, distribution and other direct sales logistics. In instances where an outsourcing agreement does not exist or these third parties fail to perform their obligations, the Company may be unable to find alternative partners or satisfactorily deliver its hardware products to its customers on time.

Geographic information

Revenue by geographic region, based on ship-to locations, was as follows:

(in thousands)	Year ended December 31,			2025 vs 2024 % Change	2024 vs 2023 % Change
	2025	2024	2023		
Americas	$ 383,481	$ 378,934	$ 469,675	1 %	(19)%
Europe, Middle East and Africa (EMEA)	190,809	258,976	290,814	(26)	(11)
Asia and Pacific (APAC)	77,252	163,563	244,970	(53)	(33)
Total revenue	$ 651,542	$ 801,473	$ 1,005,459	(19)%	(20)%

Revenue from the United States, which is included in the Americas geographic region, was $310.2 million, $291.3 million, and $388.0 million for 2025, 2024, and 2023, respectively. No other individual country exceeded 10% of total revenue for any period presented.

As of December 31, 2025 and 2024, long-lived assets, which represent net property and equipment, located outside the United States, primarily in Hong Kong and mainland China, were $3.1 million and $3.5 million, respectively.

13. Restructuring charges

Restructuring charges for each period were as follows:

(in thousands)	Year ended December 31,		
	2025	2024	2023
Cost of revenue	$ 12	$ 755	$ (90)
Research and development	1,430	16,585	687
Sales and marketing	542	5,310	130
General and administrative	2,060	1,762	11
Total restructuring charges	$ 4,044	$ 24,412	$ 738

Third quarter 2024 restructuring

In August 2024, the Company approved a restructuring plan (the Original Restructuring Plan) and in October 2024, the Company approved an amended restructuring plan (the Updated Restructuring Plan). In connection with the Original Restructuring Plan and Updated Restructuring Plan, the Company reduced its global workforce by 25% compared to its headcount ending Q2 2024, and recorded restructuring charges of $18.7 million including $12.7 million related to severance and $6.0 million of project cancellation costs. As of December 31, 2025, the Company expects to pay the remaining restructuring liability related to the Updated Restructuring Plan in cash.

(in thousands)	Severance	Other	Total
Restructuring liability as of December 31, 2024	$ 2,535	$ 6,038	$ 8,573
Cash paid	(2,216)	(2,038)	(4,254)
Non-cash reductions	(319)	—	(319)
Restructuring liability as of December 31, 2025	$ —	$ 4,000	$ 4,000

First quarter 2024 restructuring

In March 2024, the Company approved a restructuring plan to reduce operating costs and drive stronger operating leverage by reducing the Company's global workforce by approximately 4% and closing certain office space. Under the first quarter 2024 restructuring plan, the Company recorded restructuring charges of $2.3 million related to severance, $3.3 million related to a right-of-use asset impairment upon ceasing the use of part of the Company's headquarters campus and $0.6 million related to office space charges. The right-of-use asset impairment charge was recorded as a restructuring expense, primarily in the operating expense financial statement line items in the consolidated statements of operations. The unused portion of the Company's headquarters campus has its own identifiable expenses and is not dependent on other parts of the Company, and thus was considered its own asset group. As a result, the Company impaired the carrying value of the related right-of-use asset to its estimated fair value using the discounted cash flows method. The discounted future cash flows were based on a discount rate based on the weighted-average cost of capital. As of March 31, 2025, all restructuring charges related to the first quarter 2024 restructuring plan have been paid.

14. Subsequent events

On February 27, 2026, the Company amended the 2021 Credit Agreement and 2025 Credit Agreement, as referenced in Note 5 Financing arrangements.

On February 27, 2026, the Company entered into a securities purchase agreement (Securities Purchase Agreement) with YA II PN, Ltd. (YA II PN), a fund of Yorkville Advisors Global, LP in connection with the issuance and sale by the Company of convertible debentures (the Convertible Debentures) issuable in an aggregate principal amount of up to $50.0 million, which Convertible Debentures will be convertible into shares of the Company's Class A common stock, par value $0.0001 per share (the Common Stock) (as converted, the Conversion Shares). Conversion of the Convertible Debentures will dilute the ownership interests of existing stockholders. Pursuant to the Securities Purchase Agreement, YA II PN purchased $25.0 million in aggregate principal amount of Convertible Debentures on the signing of the Securities Purchase Agreement. At the Company's discretion, YA II PN may purchase and the Company may issue an additional $5.0 million on the day prior to the filing of a registration statement with the SEC. At the Company's discretion, YA II PN may purchase and the Company may issue an additional $20.0 million in aggregate principal amount of Convertible Debentures on or about the second business day following the satisfaction of certain closing conditions.

The Convertible Debentures accrue interest at 0% per annum, unless (i) certain interest rate adjustment events occur, upon which the Convertible Debentures will bear interest at an annual rate of 5.00% until such interest rate adjustment event is no longer continuing, or (ii) the Company has issued Conversion Shares that reaches a capped level within the first six months or an event of default occurs and remains uncured, upon which the Convertible Debentures will bear interest at an annual rate of 18.00%. The Convertible Debentures will mature in August 2027, unless previously redeemed. The Convertible Debentures may be redeemed prior to maturity so long as the Company's stock price is above $1.1453, with a redemption premium of 7% of the principal amount being paid. The Convertible Debentures will be issued at an original issue discount of 3.00%.

The Convertible Debentures are convertible at the option of the holder into Common Stock equal to the applicable Conversion Amount divided by the Conversion Price. The conversion price for the Convertible Debentures will be the lower of (i) $1.1453, or (ii) 98% of the lowest daily volume weighted average price of the Common Stock during the five consecutive trading days immediately preceding the date of conversion or other date of determination, but which shall not be lower than $0.1736, (the Conversion Price). Any portion of the Convertible Debentures may be converted at any time and from time to time, subject to the Exchange Cap. The Conversion Amount with respect to any requested conversion will equal the principal amount requested to be converted plus all accrued and unpaid interest on the Convertible Debentures as of such conversion, with fractional shares rounded up (the Conversion Amount). In addition, no conversion will be permitted to the extent that, after giving effect to such conversion, the holder together with the certain related parties would beneficially own in excess of 4.99% of the Common Stock outstanding immediately after giving effect to such conversion, subject to certain adjustments.

The Company shall not issue any Common Stock upon conversion of the Convertible Debentures held by YA II PN if the issuance of such Common Stock underlying the Convertible Debentures would exceed the aggregate

number of Common Stock that the Company may issue upon conversion of the Convertible Debentures in compliance with the Company's obligations under the rules or regulations of Nasdaq Stock Market (the Exchange Cap). The Exchange Cap will not apply under certain circumstances, including if the Company obtains the approval of its stockholders as required by the applicable rules of the Nasdaq Stock Market for issuances of Common Stock in excess of such amount, or if the Company obtains a written opinion from outside counsel to the Company that such stockholder approval is not required. In addition, for the first six months following the date of the Securities Purchase Agreement the Company shall not issue any Conversion Shares to the extent that the aggregate number of Conversion Shares that the Company has issued would exceed 47,650,000 Common Shares.

Schedule II

GoPro, Inc.

VALUATION AND QUALIFYING ACCOUNTS

For the year ended December 31, 2025, 2024 and 2023

(in thousands)	Balance at Beginning of Year	Charges (Benefits) to Expense	Charges to Other Accounts - Equity	Deductions /Write-offs	Balance at End of Year
Valuation allowance for deferred tax assets:					
Year ended December 31, 2025	$ 327,367	$ 17,244	$ —	$ —	$ 344,611
Year ended December 31, 2024	—	327,367	—	—	327,367
Year ended December 31, 2023	—	—	—	—	—

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including the CEO and CFO, recognizes that our disclosure controls and procedures or our internal control over financial reporting cannot prevent or detect all possible instances of errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Item 9B. Other Information

Trading Plans of Directors and Executive Officers

None of the Company's directors or officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fourth quarter ended December 31, 2025, as such terms are defined under Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2026 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2025.

Item 11. Executive Compensation

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2026 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities authorized for issuance under equity compensation plans. The information required by this item will be included in an amendment to this Annual Report on Form 10-K or incorporated by reference from our Proxy Statement to be filed with the SEC for our 2026 Annual Meeting of Stockholders within 120 days after the end of our fiscal year ended December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2026 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2025.

Item 14. Principal Accounting Fees and Services

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2026 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2025.

PART IV

Item 15. Exhibits, Financial Statement Schedules

1. <u>Financial Statements</u>

    The financial statements filed as part of this report are listed in the Index to Consolidated Financial Statements under Part II, Item 8 of this Form 10-K.

2. <u>Financial Statement Schedules</u>

    The financial statement schedule filed in response to Part II, Item 8 and Part IV, Item 15(c) of this Form 10-K is listed under Part II, Item 8 on the Index to Consolidated Financial Statements.

3. <u>Exhibit Listing</u>

Exhibit Number	Exhibit Title	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.01	Restated Certificate of Incorporation of the Registrant, with Certificate of Change of Registered Agent and/or Registered Office	10-K	001-36514	3.01	February 15, 2019	
3.02	Amended and Restated Bylaws of the Registrant.	S-1	333-200038	3.02	November 10, 2014	
4.01	Form of Registrant's Class A common stock certificate.	S-1	333-196083	4.01	May 19, 2014	
4.08	Description of Registrant's Securities Registered Under Section 12 of the Exchange Act	10-K	001-36514	4.08	February 14, 2020	
4.09	Form of Common Stock Purchase Warrant dated August 4, 2025, by and among GoPro and Mateo Financing, LLC.	8-K	001-36514	4.01	August 4, 2025	
4.10	Form of Convertible Debenture.	8-K	001-36514	4.01	March 5, 2026	
10.01*	Form of Indemnity Agreement by and between the Registrant and each of its directors and executive officers.	S-1	333-196083	10.01	May 19, 2014	
10.02*	Form of Change in Control Severance Agreement.	S-1	333-196083	10.09	May 19, 2014	
10.03*	2010 Equity Incentive Plan, as amended, and form of stock option agreement and restricted stock unit agreement.	S-1	333-196083	10.02	May 19, 2014	
10.04*	2014 Equity Incentive Plan, as amended, and forms thereunder.	10-Q	001-36514	10.03	July 29, 2016	
10.05*	2014 Employee Stock Purchase Plan and forms thereunder.	S-1/A	333-196083	10.04	June 11, 2014	
10.06*	Executive Severance Policy.	10-K	001-36514	10.06	February 15, 2019	
10.07*	Employment Letter to Nicholas Woodman from the Registrant, dated June 2, 2014.	S-1/A	333-196083	10.16	June 11, 2014	
10.08*	Waiver Agreement dated January 1, 2018, by and between Nicholas Woodman and the Registrant.	10-K	001-36514	10.17	February 16, 2018	
10.09*	Offer Letter to Brian McGee from the Registrant, dated September 3, 2015.	10-K	001-36514	10.12	February 16, 2017	
10.10*	Offer Letter to Dean Jahnke from the Registrant, dated March 5, 2014.	10-K	001-36514	10.12	February 10, 2023	
10.11	Office Lease Agreement, dated as of November 1, 2011, by and between Locon San Mateo, LLC and the Registrant, as amended, and other leases for the Registrant's headquarters.	S-1	333-196083	10.12	May 19, 2014	
10.12	Eighth amendment to Office Lease Agreement, by and between RAR2 - Clearview Business Park Owner QRS, LLC and the Registrant, dated February 24, 2016.	10-K	001-36514	10.15	February 16, 2017	
10.13	Ninth amendment to Office Lease Agreement, by and between RAR2 - Clearview Business Park Owner QRS, LLC and the Registrant, dated August 3, 2016.	10-K	001-36514	10.16	February 16, 2017	
10.14	First Amendment, dated August 12, 2016, to Office Lease Agreement dated November 1, 2011, between the Company and RAR2-Clearview Business Park Owner, LLC.	10-Q	001-36514	10.02	August 4, 2017	

10.15	Tenth amendment to Office Lease Agreement by and between HG Clearview Owner LLC and the Registrant, dated April 30, 2019	10-Q	001-36514	10.01	May 10, 2019	
10.16	Credit Agreement by and among Registrant, the Lenders party thereto and Wells Fargo Bank, National Association, N.A. dated January 22, 2021.	10-K	001-36514	10.22	February 12, 2021	
10.17	Indenture, dated as of November 24, 2020, between the Company and Wells Fargo Bank, National Association (including the form of 1.25% convertible senior notes due 2025)	8-K	001-36514	4.1	November 24, 2020	
10.18	Sub-Lease Agreement, dated as of October 14, 2021, by and between Skydio and the Registrant, for the Registrant's headquarters' buildings E and F.	10-K	001-36514	10.25	February 11, 2022	
10.19	Office lease agreement between Carlsbad1-Commerce, LLC and the Registrant dated April 17, 2023.	10-Q	001-36514	10.03	August 3, 2023	
10.20*	GoPro, Inc. 2024 Equity Incentive Plan and related form agreements.	8-K	001-36514	10.01	June 9, 2023	
10.21*	GoPro, Inc. 2024 Employee Stock Purchase Plan and related form agreements.	8-K	001-36514	10.02	June 9, 2023	
10.22	Amendment No. 1 dated March 10, 2023, to Credit Agreement by and among Wells Fargo Bank, N.A., Registrant, and the Lenders party thereto dated January 22, 2021.	10-Q	001-36514	10.01	August 3, 2023	
10.23	Credit Agreement dated August 4, 2025, by and among GoPro and Farallon Capital Management, L.L.C., on behalf of the lenders thereunder.	8-K	001-36514	10.01	August 4, 2025	
10.24	Amendment No. 2 to Credit Agreement dated August 4, 2025, by and among GoPro and Wells Fargo Bank, National Association, on behalf of the lenders thereunder.	8-K	001-36514	10.02	August 4, 2025	
10.25	Warrant Agreement dated August 4, 2025, by and among GoPro and Mateo Financing, LLC.	8-K	001-36514	10.03	August 4, 2025	
10.26	Amendment No. 1 to Credit Agreement dated November 5, 2025, by and among GoPro and Farallon Capital Management, L.L.C., on behalf of the lenders thereunder.	8-K	001-36514	10.02	November 5, 2025	
10.27	Subscription Agreement dated November 5, 2025, by and between The Woodman Family Trust under Trust Agreement dated March 11, 2011 and GoPro, Inc.	8-K	001-36514	10.03	November 5, 2025	
10.28	2025 Warrant Amendment dated November 5, 2025, by and among GoPro and Mateo Financing, LLC.	8-K	001-36514	10.05	November 5, 2025	
10.29	Securities Purchase Agreement, by and between GoPro, Inc. and YA II PN, Ltd, dated February 27, 2026.	8-K	001-36514	10.01	March 5, 2026	
10.30	Form of Registration Rights Agreement.	8-K	001-36514	10.02	March 5, 2026	
10.31	Amendment No. 2 to Credit Agreement dated February 27, 2026, by and among GoPro, Inc. and Farallon Capital, L.L.C., on behalf of the lenders thereunder.	8-K	001-36514	10.03	March 5, 2026	
10.32	Amendment No. 3 to Credit Agreement dated February 27, 2026, by and among GoPro, Inc. and Wells Fargo Bank, National Association, on behalf of the lenders thereunder.	8-K	001-36514	10.04	March 5, 2026	
19.1	Insider Trading Policy.					X
21.01	List of Subsidiaries.					X
23.01	Consent of Independent Registered Public Accounting Firm.					X
24.01	Power of Attorney (included on the signature page to this Annual Report on Form 10-K).					X
31.01	Certification of Principal Executive Officer Required Under Rule 13(a)-14(a) and 15(d)-14(a) of the Securities Exchange Act of 1934, as amended.					X
31.02	Certification of Principal Financial Officer Required Under Rule 13(a)-14(a) and 15(d)-14(a) of the Securities Exchange Act of 1934, as amended.					X

32.01‡	Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.					X
97	Compensation Recovery Policy.	10-K	001-36514	97	February 9, 2024	
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					X
104	Inline XBRL For the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set					X

*   Indicates a management contract or compensatory plan.

‡   As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the SEC and are not incorporated by reference in any filing of GoPro, Inc. under the Securities Act of 1933 or the Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GoPro, Inc.
(Registrant)

Dated: March 12, 2026   By: /s/ Nicholas Woodman

Nicholas Woodman
Chief Executive Officer
(Principal Executive Officer)

Dated: March 12, 2026   By: /s/ Brian McGee

Brian McGee
Chief Financial Officer and Chief Operating Officer
(Principal Financial Officer)

Dated: March 12, 2026   By: /s/ Charles Lafrades

Charles Lafrades
Chief Accounting Officer
(Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nicholas Woodman and Brian McGee, and each of them, as his true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	Name	Title	Date
By: /s/ Nicholas Woodman Nicholas Woodman		Chief Executive Officer and Chairman *(Principal Executive Officer)*	March 12, 2026
By: /s/ Brian McGee Brian McGee		Chief Financial Officer and Chief Operating Officer *(Principal Financial and Accounting Officer)*	March 12, 2026
By: /s/ Tyrone Ahmad-Taylor Tyrone Ahmad-Taylor		Director	March 12, 2026
By: /s/ Emily S. Culp Hogue Emily S. Culp Hogue		Director	March 12, 2026
By: /s/ Michael C. Dennison Michael C. Dennison		Director	March 12, 2026
By: /s/ Shaz Kahng Shaz Kahng		Director	March 12, 2026
By: /s/ Miguel A. Lopez Ben Miguel A. Lopez Ben		Director	March 12, 2026
By: /s/ Susan Lyne Susan Lyne		Director	March 12, 2026

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